As filed with the Securities and Exchange Commission on May 27, 2021

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Full Truck Alliance Co. Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands	7372	Not Applicable)
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 123 Kaifa Avenue Economic and Technical Development Zone, Guiyang Guizhou 550009 People’s Republic of China +86-851-8384-2056	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China +86-25-6692-0156

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor,

New York, NY 10168

+1 (800) 221-0102

(Name, address and telephone number of agent for service)

Copies to:

Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.00001 per share	US$100,000,000	US$10,910

(1)

American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each ADS represents                  Class A ordinary shares.

(2)

Includes (a) Class A ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2021.

American Depositary Shares

Full Truck Alliance Co. Ltd.

Representing                  Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Full Truck Alliance Co. Ltd.

We are offering                      ADSs to be sold in this offering. Each ADS represents                      Class A ordinary shares, US$0.00001 par value per share. We anticipate the initial public offering price per ADS will be between US$        and US$        .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “YMM.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 25 to read about factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than                      ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of                      additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

Upon the completion of this offering,                      Class A ordinary shares and 3,068,619,066 Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary shares will be entitled to 30 votes and will be convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, will hold the voting power over all of our issued Class B ordinary shares representing in the aggregate     % of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, we will be a “controlled company” as defined under the rules of the NYSE.

The underwriters expect to deliver the ADSs against payment in New York, New York on             , 2021.

Morgan Stanley	CICC	Goldman Sachs

UBS Investment Bank	Huatai Securities	Citigroup	Nomura

China Renaissance	CLSA Limited

Prospectus dated             , 2021

World's Largest Digital Freight Platform[1]

RMB173.8Bn

GTV[2]

71.7MM

fulfilled orders[2]

Notes:
1. In terms of GTV in 2020
2. For the year ended December 31, 2020

Extensive Nationwide Network

2.8MM
truckers[(1)]

1.3MM
shippers[(2)]

300+
cities[(3)]

100k+
routes[(3)]

Notes:
1. Number of truckers who fulfilled shipping orders for the year ended December 31, 2020
2. Number of active shippers who posted order in the month of December 2020
3. As of December 31, 2020

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of

i

this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Consultancy, or CIC, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the CIC Report.

Our Mission

Our mission is to make logistics better. We are shaping the future of logistics with technology.

Logistics is the lifeblood of our economy, powering the movement of goods and connecting the engines of production and consumption. We aspire to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet.

Overview

Full Truck Alliance, or FTA, is the world’s largest digital freight platform by gross transaction value, or GTV, in 2020, according to the CIC Report. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.

Our platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have built a vibrant ecosystem of millions of shippers and truckers. In March 2021, approximately 1.4 million shippers posted shipping orders on our platform. In 2020, we facilitated 71.7 million fulfilled orders with GTV of RMB173.8 billion (US$26.6 billion), and over 2.8 million truckers fulfilled shipping orders on our platform. Approximately 20% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on our platform in 2020, according to the CIC Report. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively.

Industry Background and Challenges

China has the world’s largest road transportation market with a market size of RMB6.2 trillion (US$951.5 billion) in 2020, according to the CIC Report. The transportation of full-truckload, or FTL, and less-than-truckload, or LTL, shipments, makes up a majority of the road transportation market in China, amounting to RMB5.3 trillion (US$816.7 billion) in 2020 and expected to reach RMB6.5 trillion by 2025, according to the CIC Report.

The road transportation industry in China is highly fragmented, complex and inefficient. Road shipments are primarily arranged on-demand, and information is highly asymmetric. There is a high degree of fragmentation among both shippers and truckers, with a large long-tail of shippers who are small and medium-sized enterprises, and truckers who are individual owner-operators. This is structurally different from the U.S., where shippers are concentrated and served by scaled incumbents. In China, the matching of shippers and truckers traditionally took place offline in remote logistics parks, where shipping orders were written on blackboards in a disorganized manner, with most of the negotiation process conducted over the phone or in person.

As a result, industry participants faced significant challenges in China. Typically, shippers spent days to find a trucker and had to go through multiple layers of middlemen, resulting in higher costs. Pricing was opaque, and transactions were entered into in blind faith, without adequate protection of shipper or trucker interests. Truck utilization was limited due to highly asymmetric information, especially for individual truckers on back-hauls, who usually spent days in finding their next shipments. Truckers made frequent trips to logistics parks, which were typically over 50 kilometers away from their last shipment destinations, to find their next shipments, resulting in wasted mileage, fuel costs and time. They were not able to plan their routes and had limited visibility on their income. The lack of standardized protocols and trust between shippers and truckers led to frequent disputes, resulting in unfulfilled transactions and payment delays, further undermining trust and efficiency in the industry.

The FTA Platform

We believe the key to addressing these industry challenges is a digital, standardized and smart platform that connects shippers and truckers seamlessly. Leveraging the proliferation of smartphones and the mobile internet, we established nationwide infrastructure and industry standards that promote transparency, trust and efficiency across the logistics industry. In so doing, we are contributing to China’s economic growth, improving lives of millions of shippers and truckers, and reducing carbon footprint for our planet.

Yunmanman and Huochebang were founded in 2013 and 2011, respectively, and both companies rapidly grew to become leading digital freight platforms in China. The two companies merged to create FTA in 2017, establishing a nationwide road logistics network with significant economies of scale.

We are constantly improving our offerings to better meet the diverse, complex and often non-standard needs of industry participants. We have evolved from a directory of freight listings to an ecosystem that enables logistics transactions from end to end with data-driven technology and a comprehensive range of value-added services.

The diagram below illustrates the major components of our platform.

Freight matching services

•	Freight listing service. In 2011 and 2013, Huochebang and Yunmanman each began providing freight listing service through QQ and WeChat groups, taking the first step towards the digital transformation of China’s road transportation industry. At the end of 2013 and early 2014, Yunmanman and Huochebang each launched their mobile apps, where shippers could post shipping orders and truckers could contact them to find their next shipments in a standardized manner. After the two companies merged at the end of 2017, we began monetization of freight listing service in 2018 by launching membership service for frequent shippers, allowing paying shippers to post more shipping orders than non-paying shippers.

•

Freight brokerage service. In January 2018, we launched freight brokerage service, going a step further from freight listing service to provide end-to-end freight matching service with a higher level of service quality assurance to shippers. As a freight broker, we enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount we collect from shippers and the amount we pay to truckers represents our platform service fee. We assume the legal obligation to pay value-added tax, or VAT, which is assessed on the entire selling price of the shipping service and platform service. We receive partial tax refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. We issue VAT invoices to shippers that they can use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction at each step in real-time and make payment for freight fees online. We also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate our risk.

•

Online transaction service. Building on the technology and operational knowhow developed from our freight listing and brokerage services, we launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through our platform. Truckers are required to make payments for freight deposits to our platform to secure a shipping order, which contributes to better service quality and higher fulfillment rates. We also offer shippers the option to track the transactions at each step in real-time. In August 2020, we began monetization of our online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. In March 2021, we collected commissions on shipping orders with GTV of RMB793.8 million, representing 96.8% of the total GTV originating from these three cities on our platform. Our daily average order volume and trucker retention remained stable in these cities since August 2020, demonstrating our users’ acceptance of such commissions. We started collecting commissions on shipping orders originating from certain other cities on a smaller scale in the fourth quarter of 2020. In March 2021, we collected commissions in a total of 60 cities on shipping orders with GTV of RMB8.6 billion, representing 89.6% of the total GTV originating from these 60 cities and 36.3% of the total nationwide GTV facilitated through our platform in the same month. Our total commission charges from these 60 cities were RMB46.6 million in March 2021.

Value-added services

We provide a range of value-added services, which cater to various essential needs of shippers and truckers and increase their stickiness and engagement on our platform. Shippers can access transportation management system, credit solutions and insurance on our platform. Truckers can access software for routing and managing traffic ticket records, credit solutions, insurance, electronic toll collection, or ETC, services and energy services on our platform.

Benefits to Shippers and Truckers

Key benefits we provide to shippers and truckers include:

•

Efficient freight matching. Shippers can post shipping orders in a standardized manner on their mobile phones anytime and anywhere, without having to go through intermediaries or travel to logistics parks. Shippers can get quotes from reliable truckers often within minutes rather than days and make informed decisions about their suitability based on truckers’ profiles and track records. Truckers can find shipments in minutes while on-the-go, without having to travel to and wait for days at logistics parks. They also save on the mileage and time of traveling long distance to and from logistics parks between shipments.

•

Better profitability. Shippers enjoy lower shipping costs and more transparent pricing as they can interface directly with truckers, cutting out layers of middlemen and the need to rent space at logistics parks. According to the CIC Report, a shipping transaction may involve multiple middlemen, and their fees typically account for a 10-15% of the freight fees paid by shippers. Truckers can achieve higher income and utilization rates as less time and mileage is spent finding shipments. According to a trucker survey conducted by CIC, 63% of the respondents found an increase in their monthly shipping orders after using digital freight platforms. They can optimize their schedule and routes, leading to more visible incomes. With the transaction standards established by us, they also have higher certainty of freight fee collection and shorter receivable days.

•

Smarter operations. We enable shippers and truckers to operate in a smarter and more efficient manner. Shippers are supported by software that improve their operations such as transportation management systems as well as data-driven algorithms that recommend suitable pricing for shipments. Truckers are supported by software and data-driven algorithms that recommend suitable shipments, suggest optimal routes, and simplify their operations.

•

Greater assurance of service quality. We facilitate every part of the logistics transaction from end to end. Interactions and transactions are recorded on our platform, improving accountability and providing a source of support for dispute resolution. Our platform can act as an escrow agent through which freight deposits are made to and held by our platform until shippers confirm that the relevant transactions are completed, allowing shippers and truckers to transact with greater assurance. We provide round-the-clock customer service and protocols for dispute resolution.

•

Access to value-added services. We provide a comprehensive range of value-added services to shippers and truckers, catering to their diverse and complex needs and addressing various pain points. We only collaborate with business partners that have reliable track records to ensure the quality of value-added services offered to users.

Our Scale and Financial Performance

(1)	in the year ended December 31, 2020.
(2)	as of December 31, 2020.
(3)	in the month of December 2020.
(4)	over 2.8 million truckers fulfilled shipping orders on our platform in 2020, representing approximately 20% of China’s 13.7 million heavy-duty and medium-duty truckers in 2020.

We have grown rapidly and reached significant scale in recent years. We had over 1.3 million shipper MAUs in December 2020, representing a year-over-year growth of 42.2% from December 2019. As our platform’s matching efficiency continued to improve, our GTV increased significantly and reached RMB173.8 billion (US$26.6 billion) in 2020. China’s economy and our business was impacted by COVID-19, particularly in January and February 2020. Our average monthly GTV was RMB6.4 billion in January and February 2020, declining by 42.2% compared to average monthly GTV in the fourth quarter of 2019. We saw a strong recovery in transaction volumes for March 2020, achieving GTV of RMB 11.9 billion in March 2020, representing 145.4% growth compared to the previous month. Our GTV was RMB51.5 billion (US$7.9 billion) in the first quarter of 2021, representing 108.0% year-over-year growth compared to the same period in 2020.

We are at an early stage of monetization. We generate revenue primarily from membership fees from shippers, freight brokerage fees from shippers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. We started monetization of online transaction service since August 2020, and we currently collect commissions from truckers for shipping orders originating from certain cities in China. Our total net revenues were RMB2,473.1 million and RMB2,580.8 million (US$395.5 million) in 2019 and 2020, respectively. We recorded net loss of RMB1,523.7 million and RMB3,470.5 million (US$531.9 million) in 2019 and 2020, respectively. We recorded non-GAAP adjusted net loss of RMB92.8 million in 2019 and non-GAAP adjusted net income of RMB281.1 million (US$43.1 million) in 2020.

Our Strengths

We believe the following strengths position us well to capitalize on the opportunities of a massive and rapidly changing road transportation market in China.

•	world’s largest and rapidly growing digital freight platform with powerful network effects;

•	pioneer in developing industry-wide logistics infrastructure that is digital, standardized and smart;

•	comprehensive logistics and value-added services driving increasing user engagement;

•	proprietary and innovative technologies; and

•	experienced management with technology and logistics DNA.

Our Strategies

We pursue the following strategies to fulfill our mission to make logistics better:

•	grow our logistics network and the volume of transactions facilitated through our platform;

•	expand our service offerings;

•	continue to invest in infrastructure development and technology innovation; and

•	selectively pursue strategic alliances, investments and acquisitions.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•

Our historical financial and operating performance may not be indicative of our future prospects and results of operations due to the limited operating history of some of our business lines, evolving business model and changing market;

•	Our operations have grown substantially since inception; we may not be able to effectively manage our growth, control our expenses or implement our business strategies;

•	Our business may be affected by fluctuations in China’s road transportation market;

•

If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, our platform will become less appealing to shippers and truckers, and our financial results would be adversely impacted;

•

We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our ecosystem participants or the road transportation market in general, may materially and adversely affect our reputation, business, results of operations and growth;

•

If our solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, our financial condition, results of operations and competitive position will be materially and adversely affected;

•

If our users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted;

•	If we fail to effectively match truckers with shipments and optimize our pricing models, our business, financial condition and results of operations could be adversely affected;

•	We cannot guarantee that our monetization strategies or our business initiatives will be successfully implemented or generate sustainable revenues and profit; and

•	We have incurred, and in the future may continue to incur, net losses.

Risks Relating to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

•

We rely on contractual arrangements with our consolidated VIEs and their shareholders to conduct a substantial part of our operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business; and

•	The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Relating to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies;

•	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations;

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner; and

•

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Risks Relating to This Offering

In addition to the risks described above, we are subject to risks relating to the ADS and this offering, including, but not limited to, the following:

•	There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all;

•	The trading price of the ADSs may be volatile, which could result in substantial losses to you;

•	The dual-class structure of our share capital may render the ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the ADSs; and

•

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

Recent Developments

The following sets forth certain selected unaudited financial data for the three months ended March 31, 2020 and 2021. We cannot assure you that our financial results for the three months ended March 31, 2021 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2021. These selected unaudited financial data are not a comprehensive statement of our financial results for the three months ended March 31, 2020 or 2021, and should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. GAAP. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net revenues (including value-added taxes, “VAT”, of RMB203,308 and RMB470,195 for the three months ended March 31, 2020 and 2021, respectively)	438,569	867,154	132,897
Selected operating expenses:
Cost of revenues (including VAT net of refund of VAT, of RMB105,936 and RMB322,676 for the three months ended March 31, 2020 and 2021, respectively)	(189,697)	(412,800)	(63,264)
Sales and marketing expenses	(82,265)	(170,386)	(26,113)
General and administrative expenses	(171,189)	(321,976)	(49,345)
Research and development expenses	(90,775)	(138,047)	(21,157)
Net loss	(63,284)	(196,956)	(30,185)

Revenues

We recorded net revenues of RMB438.6 million and RMB867.2 million (US$132.9 million) for the three months ended March 31, 2020 and 2021, respectively. RMB203.3 million and RMB470.2 million (US$72.1 million) of our revenues were attributable to VAT in the three months ended March 31, 2020 and 2021, respectively, which were primarily related to VAT charged for freight brokerage services.

Revenues from freight matching services increased by 129.7% from RMB302.7 million for the three months ended March 31, 2020 to RMB695.2 million (US$106.5 million) for the same period in 2021 due to increase in revenues from freight brokerage service and freight listing service as well as growth in transaction commissions since late 2020.

•

Revenues from freight brokerage service increased by 135.9% from RMB189.2 million for the three months ended March 31, 2020 to RMB446.4 million (US$68.4 million) for the same period in 2021, primarily due to a significant increase in transaction activities involving our freight brokerage service, as China’s road transportation industry substantially recovered from the COVID-19 pandemic, partially offset by a decrease in our average fee rate to attract more shippers to use our service.

•

Revenues from freight listing service increased by 43.9% from RMB113.5 million for the three months ended March 31, 2020 to RMB163.3 million (US$25.0 million) for the same period in 2021, primarily attributable to a significant increase in total paying members driven by increased shipper demand for our services.

•

We started monetizing online transaction service by collecting commissions from truckers on certain shipping orders in August 2020. Transaction commission amounted to RMB85.5 million (US$13.1 million) for the three months ended March 31, 2021.

Revenues from value-added services increased by 26.5% from RMB135.9 million for the three months ended March 31, 2020 to RMB172.0 million (US$26.4 million) for the same period in 2021, due to the increase in revenues from credit solutions and other value-added services.

Cost of revenues

Our cost of revenues increased by 117.6% from RMB189.7 million for the three months ended March 31, 2020 to RMB412.8 million (US$63.3 million) for same period in 2021, primarily due to an increase in VAT, related tax surcharges and other tax costs, net of tax refunds from government authorities. Our cost of revenues as a percentage of our net revenues increased from 43.3% to 47.6% during the same period.

For the three months ended March 31, 2020 and 2021, the gross amount of VAT was RMB258.2 million and RMB622.2 million (US$95.4 million), respectively, of which RMB244.0 million and RMB598.4 million (US$91.7 million) was related to freight brokerage service, and the amount of related tax surcharges and other tax costs was RMB46.2 million and RMB97.3 million (US$14.9 million), respectively, substantially all of which was related to freight brokerage service. For the same periods, the amount of tax refunds (including refunds on VAT and related tax surcharges) from government authorities was RMB160.3 million and RMB358.5 million (US$54.9 million), respectively, of which RMB152.2 million and RMB299.5 million (US$45.9 million) was refunds on VAT. Substantially all of the tax refunds were related to freight brokerage service.

Sales and marketing expenses

Our sales and marketing expenses increased by 107.0% from RMB82.3 million for the three months ended March 31, 2020 to RMB170.4 million (US$26.1 million) for the same period in 2021, and our sales and marketing expenses as a percentage of our net revenues increased from 18.8% to 19.6% during the same period. The increase was primarily due to (i) an increase in salary and benefits expenses by RMB31.9 million (US$4.9 million) driven by an increase in sales and marketing headcount and an increase in welfare contribution rate, (ii) an increase in advertising and marketing expenses by RMB17.3 million (US$2.6 million) as a result of new marketing initiatives, and (iii) recognition of share-based compensation expenses of RMB26.2 million (US$4.0 million).

General and administrative expenses

Our general and administrative expenses increased by 88.1% from RMB171.2 million for the three months ended March 31, 2020 to RMB322.0 million (US$49.3 million) for the same period in 2021, primarily due to an increase in share-based compensation expenses by RMB177.6 million (US$27.2 million). Our general and administrative expenses as a percentage of our net revenues decreased from 39.0% to 37.1% during the same period, primarily due to operating leverage on higher net revenues.

Research and development expenses

Our research and development expenses increased by 52.0% from RMB90.8 million for the three months ended March 31, 2020 to RMB138.0 million (US$21.1 million) for the same period in 2021, primarily due to (i) an increase in salary and benefits expenses by RMB27.5 million (US$4.2 million) driven by an increase in research and development headcount and an increase in welfare contribution rate, and (ii) recognition of share-based compensation expenses of RMB15.0 million (US$2.3 million). Our research and development expenses as a percentage of our net revenues decreased from 20.7% to 15.9% during the same period, primarily due to operating leverage on higher net revenues.

Net loss

We incurred a net loss of RMB197.0 million (US$30.2 million) for the three months ended March 31, 2021, as compared to a net loss of RMB63.3 million for the same period in 2020.

Our net revenues for the three months ended March 31, 2021 increased on a sequential basis from those for the three months ended December 31, 2020, primarily attributable to an increase in revenue from transaction commission due to the expansion of such business since late 2020, partially offset by a decrease in revenues from freight brokerage service and credit solutions, as we experienced a decrease in transaction volume caused by the seasonal impact from the Chinese New Year holiday season. Our net loss decreased over the same period primarily due to a significant decrease in our share-based compensation expenses.

Non-GAAP Financial Measures

We recorded non-GAAP adjusted operating income of RMB110.7 million (US$17.0 million) for the three months ended March 31, 2021, as compared to non-GAAP adjusted operating loss of RMB30.0 million for same period in 2020. Our non-GAAP adjusted net income increased by 324.4% from RMB26.6 million for the three months ended March 31, 2020 to RMB112.9 million (US$17.3 million) for same period in 2021, driven by growth in net revenues.

The following table reconciles our non-GAAP adjusted operating (loss)/income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Loss from operations	(122,828)	(201,894)	(30,942)
Add:
Share-based compensation expense	82,486	301,654	46,231
Amortization of intangible assets resulting from business acquisitions	10,333	10,983	1,683

Non-GAAP adjusted operating (loss)/income	(30,009)	110,743	16,972

The following table reconciles our non-GAAP adjusted net income in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net loss	(63,284)	(196,956)	(30,185)
Add:
Share-based compensation expense	82,486	301,654	46,231
Amortization of intangible assets resulting from business acquisitions	10,333	10,983	1,683
Tax effects of non-GAAP adjustments(1)	(2,583)	(2,746)	(421)

Less:
Net income from discontinued operations, net of tax	341	—	—

Non-GAAP adjusted net income	26,611	112,935	17,308

(1) Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

Key Operating Metrics

Set forth in the table below are our key operating metrics for the three months ended March 31, 2021, as compared with those for the three months ended March 31, 2020. Our average shipper MAUs, fulfilled orders and GTV increased significantly on a year-over-year basis due to increased demand for our services, as China’s road transportation industry substantially recovered from the COVID-19 pandemic, as well as continued expansion of our business. In March 2021, approximately 1.4 million shippers posted shipping orders on our platform, representing a year-over-year growth of 63.0% from March 2020.

	For the Three Months Ended March 31,
	2020	2021
Average shipper MAUs (in millions)	0.73	1.22
Fulfilled orders (in millions)	8.2	22.1
GTV (RMB in billions)	24.7	51.5

In August 2020, we began monetization of our online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. In March 2021, we collected commissions on shipping orders with GTV of RMB793.8 million, representing 96.8% of the total GTV originating from these three cities on our platform. Commission charges were RMB5.4 million in March 2021. We started collecting commissions on shipping orders originating from certain other cities on a smaller scale in the fourth quarter of 2020 and the first quarter of 2021. In March 2021, we collected commissions in a total of 60 cities on shipping orders with GTV of RMB8.6 billion, representing 89.6% of the total GTV originating from these 60 cities and 36.3% of the total nationwide GTV facilitated through our platform in the same month. Our total commission charges from these 60 cities were RMB46.6 million in March 2021.

Our History and Corporate Structure

The operations of Yunmanman commenced in 2013. Prior to December 2017, the Yunmanman platform was operated by the subsidiaries and variable interest entities of Full Truck Logistics Information Co. Ltd, an exempted company incorporated under the laws of the Cayman Islands. The operations of Huochebang commenced in 2011. Prior to December 2017, the Huochebang platform was operated by the subsidiaries and variable interest entities of Truck Alliance Inc., an exempted company incorporated under the laws of the Cayman Islands.

In December 2017, Full Truck Logistics Information Co. Ltd and Truck Alliance Inc. merged into Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands.

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Yunmanman Techonlogy Co., Ltd., or Beijing Yunmanman, and Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA, which are our consolidated VIEs. Our consolidated VIEs and their subsidiaries hold certain licenses required to operate our business in China. We gained control over Shanghai Xiwei and Beijing Yunmanman through Jiangsu Manyun by entering into a series of contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and their respective shareholders. In addition, we gained control over Guizhou FTA through Full Truck Alliance Information Consulting Co., Ltd., or FTA Information, by entering into a series of contractual arrangements with Guizhou FTA and its shareholders. For more details and risks related to our variable interest entity structure, please see “—Contractual Arrangements with the VIEs and their Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

The following diagram illustrates our corporate structure with our principal subsidiaries as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

(1)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 65% and 35% equity interest, respectively, in Beijing Yunmanman. Mr. Peter Hui Zhang is our founder, chairman of our board of directors and chief executive officer. Ms. Guizhen Ma is a director and a member of our management. Beijing Yunmanman is not currently engaged in any material business operation.

(2)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 60% and 40% equity interest, respectively, in Shanghai Xiwei. Shanghai Xiwei and its subsidiaries are primarily involved in operating our Yunmanman apps and providing freight matching services and value-added services.

(3)	Includes one insignificant subsidiary that is wholly-owned by Shanghai Xiwei and two other insignificant subsidiaries, each with 51% equity interest held by Shanghai Xiwei.
(4)	Includes five insignificant subsidiaries that are wholly-owned by Manyun Software and one other insignificant subsidiary with 70% equity interest held by Manyun Software.
(5)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Guizhou FTA. Guizhou FTA and its subsidiaries are primarily involved in operating our Huochebang apps and providing freight matching services and value-added services. Previously, Guiyang Huochebang was a consolidated VIE of FTA Information. Guizhou FTA was a newly established entity. In March 2021, as directed by FTA Information, Guizhou FTA acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang pursuant to the contractual arrangements between FTA Information and the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through contractual arrangements. Guiyang Huochebang continues to hold the licenses required to operate its business following such transactions.

(6)	Includes 21 insignificant subsidiaries that are wholly-owned by Guiyang Huochebang.

Our Corporate Information

Our principal executive offices are located at No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang, Guizhou 550009, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China. Our telephone numbers at these addresses are +86-851-8384-2056 and +86-25-6692-0156, respectively. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main websites are www.ymm56.com and www.huochebang.cn, and the information contained on these websites are not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer and a Controlled Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of NYSE applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to NYSE corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of NYSE, because Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, will be able to exercise     % of the aggregate voting power of our total issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. Under the rules of NYSE, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•

“active shippers” are to the aggregate number of registered shipper accounts on our platform that have posted at least one shipping order on our platform during a given period; some shippers may use more than one account, and/or may share the same account with other shippers;

•	“ADSs” are to American depositary shares, each of which represents Class A ordinary shares;

•	“CAGR” are to compound annual growth rate;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•

“fulfilled orders” on our platform in a given period are to all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently cancelled, and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

•

“GTV” or “gross transaction value” of our platform in a given period are to the aggregate freight prices specified by our users for all fulfilled orders on our platform during the period without deducting any commission or service fee charged by us; we make downward adjustments to unreasonably high freight prices specified by users that are apparently due to clerical errors;

•

“ordinary shares” are to our Class A ordinary shares, US$0.00001 par value per share, and Class B ordinary shares, US$0.00001 par value per share; each Class A ordinary share is entitled to one vote; each Class B ordinary share is entitled to 30 votes prior to the completion of this offering, and will be entitled to 30 votes upon the completion of this offering pursuant to our sixth amended and restated memorandum and articles of association, or post-listing memorandum and articles of association, which will become effective immediately prior to the completion of this offering;

•	“quarterly fulfilled orders per average shipper MAU” are calculated by dividing (i) the number of fulfilled orders on our platform for a quarter, by (ii) the average shipper MAUs in such quarter;

•	“RMB” or “Renminbi” are to the legal currency of China;

•	“road transportation industry” or “road transportation market” are to the market of transportation services for raw material, semi-finished goods and finished goods by trucks on roads;

•

“shipper MAUs” are to the number of active shippers in a given month; “average shipper MAUs” in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of such period, by (ii) the number of months in such period;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

•	“VIE” are to variable interest entity; and

•	“we,” “us,” “our company” and “our” are to Full Truck Alliance Co. Ltd. and its subsidiaries and consolidated VIEs and their respective subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional ADSs.

This prospectus contains translations between Renminbi and U.S. dollars for the convenience of the reader. The translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On May 21, 2021, the noon buying rate for Renminbi was RMB6.4339 to US$1.00.

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares and 3,068,619,066 Class B ordinary shares (or Class A ordinary shares and 3,068,619,066 Class B ordinary shares if the underwriters exercise in full the over-allotment option).

The ADSs	Each ADS represents Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Pursuant to our post-listing memorandum and articles of association, which will become effective immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholder’s vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 30 votes, voting together as one class. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-Allotment Option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise in full the over-allotment option, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering as follows: (i) approximately % for investment in infrastructure development and technology innovation, (ii) approximately % for expansion of service offerings and (iii) the balance for general corporate purposes.

See “Use of Proceeds” for more information.

Lock-up	[We, our officers and directors and our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

[Directed ADS Program]

[At our request, the underwriters have reserved up to     % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by                 , an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed Share Program” elsewhere in this prospectus.]

Listing	We will apply to list the ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE Trading Symbol	YMM

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2021, through the facilities of the Depositary Trust Company, or DTC.

Depositary	Deutsche Bank Trust Company Americas

The total number of ordinary shares that will be outstanding immediately after this offering will be                  Class A ordinary shares and 3,068,619,066 Class B ordinary shares, which is based upon (i) 1,734,204,381 Class A and 963,610,653 Class B ordinary shares outstanding prior to this offering; (ii) the re-classification of 800,000,000 Class A ordinary shares held by Full Load Logistics Information Co., Ltd, or Full Load Logistics, and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into                 Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v)                  Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but exclude:

•

104,463,233 Class A ordinary shares issuable to Sinopec Capital Co., Ltd., or Sinopec, or convertible from the Series A-16 preferred shares issuable to Sinopec, as the case may be, pursuant to a warrant we issued on April 15, 2021; see “Description of Share Capital—History of Securities Issuances—Warrant” for more information;

•

209,203,916 Class A ordinary shares issuable upon the exercise of 209,203,916 outstanding options under the share incentive plan we adopted in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan; and

•

231,712,193 Class A ordinary shares reserved for future issuance under the 2018 Plan and 466,685,092 ordinary shares initially reserved for future issuance under the 2021 equity incentive plan we adopted in April 2021, or the 2021 Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations and comprehensive loss data and summary consolidated statement of cash flows data for the years ended December 31, 2019 and 2020 and summary consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive loss data for the periods indicated.

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except share and per share data)
Summary Consolidated Statements of Operations and Comprehensive Loss:
Net revenues (including value-added taxes, “VAT”, of RMB1,359,320 and RMB1,434,015 for the years ended December 31, 2019 and 2020, respectively)	2,473,061	2,580,820	395,528

Operating expenses:
Cost of revenues (including VAT net of refund of VAT, of RMB953,200 and RMB893,909 for the years ended December 31, 2019 and 2020, respectively)(1)	(1,389,864)	(1,316,017)	(201,688)
Sales and marketing expenses(1)	(403,117)	(454,343)	(69,631)
General and administrative expenses(1)	(1,189,423)	(3,938,565)	(603,611)
Research and development expenses(1)	(396,692)	(413,369)	(63,352)
Provision for loans receivables	(127,790)	(94,160)	(14,431)

Total operating expenses	(3,506,886)	(6,216,454)	(952,713)
Other operating income	13,223	21,031	3,223

Loss from operations	(1,020,602)	(3,614,603)	(553,962)
Other (expense) income
Interest income	229,310	209,832	32,158
Interest expenses	(39,996)	(8,367)	(1,282)
Foreign exchange loss	(4,410)	(21,276)	(3,261)
Investment income	—	3,321	509
Unrealized gains from fair value changes of trading securities and derivative assets	—	18,140	2,780
Other expenses, net	(8,585)	(5,559)	(852)
Impairment loss	(710,331)	(22,030)	(3,376)
Share of loss in equity method investees	(1,729)	(11,054)	(1,694)

Total other (loss) income	(535,741)	163,007	24,982

Net loss before income tax	(1,556,343)	(3,451,596)	(528,980)
Income tax benefit (expense)	14,676	(19,336)	(2,963)

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except share and per share data)
Net loss from continuing operations	(1,541,667)	(3,470,932)	(531,943)
Net income from discontinued operations, net of tax	18,010	452	69

Net loss	(1,523,657)	(3,470,480)	(531,874)
Less: net loss attributable to non-controlling interests	(7)	(8)	(1)
Net loss attributable to Full Truck Alliance Co. Ltd.	(1,523,650)	(3,470,472)	(531,873)
Deemed dividend	—	(120,086)	(18,404)
Net loss attributable to ordinary shareholders	(1,523,650)	(3,590,558)	(550,277)

Net loss earning per ordinary share:
Continuing operations	(0.47)	(1.05)	(0.16)
Discontinued operations	0.01	0.00	0.00

Basic and diluted—ordinary shares	(0.46)	(1.05)	(0.16)

Weighted average shares used in calculating net loss per ordinary share:
Basic	3,299,723,079	3,423,687,654	3,423,687,654
Diluted	3,299,723,079	3,423,687,654	3,423,687,654
Net loss	(1,523,657)	(3,470,480)	(531,874)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	89,399	(498,157)	(76,346)

Total comprehensive loss	(1,434,258)	(3,968,637)	(608,220)

Less: comprehensive loss attributable to non-controlling interests	(7)	(8)	(1)
Comprehensive loss attributable to Full Truck Alliance Co. Ltd.	(1,434,251)	(3,968,629)	(608,219)
Deemed dividend	—	(120,086)	(18,404)
Comprehensive loss attributable to ordinary shareholders	(1,434,251)	(4,088,715)	(626,623)

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
General and administrative expenses	455,634	3,341,145	512,053
Sales and marketing expenses	—	94,640	14,504
Research and development expenses	—	42,680	6,541
Cost of revenues	—	7,842	1,202

Total	455,634	3,486,307	534,300

The following table presents our summary consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	3,983,721	10,060,391	1,541,822
Total current assets	12,501,355	20,683,351	3,169,861
Total non-current assets	4,457,048	4,450,005	681,994
Total assets	16,958,403	25,133,356	3,851,855
Total current liabilities	2,281,372	1,962,347	300,743
Total non-current liabilities	123,333	118,783	18,204
Total liabilities	2,404,705	2,081,130	318,947
Mezzanine equity (convertible redeemable preferred shares)	21,644,964	31,535,947	4,833,095
Total shareholders’ deficit	(7,091,696)	(8,484,143)	(1,300,252)

Total liabilities, mezzanine equity and shareholders’ deficit	16,958,403	25,133,356	3,851,855

The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(923,965)	574,742	88,084
Net cash used in investing activities	(3,391,199)	(2,690,895)	(412,399)
Net cash provided by financing activities	1,693,225	8,324,448	1,275,777
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(19,581)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,602,055)	6,080,525	931,881
Cash and cash equivalents and restricted cash, beginning of the year	6,681,698	4,079,643	625,233
Cash and cash equivalents and restricted cash, end of the year	4,079,643	10,160,168	1,557,114

Total cash, cash equivalents and restricted cash	4,079,643	10,160,168	1,557,114

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP adjusted operating income/(loss) and non-GAAP adjusted net income/(loss), each a non-GAAP financial measure, as supplemental measures to review and assess our operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income/(loss) as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions. We define non-GAAP adjusted net income/(loss) as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) impairment loss related to a one-time write-off of loans in connection with our investment in Guangzhou Zhihong Logistics Co., Ltd. in 2019, (v) tax effects of non-GAAP adjustments and (vi) net income from discontinued operations, net of tax.

With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of our company. Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Our non-GAAP financial measures enable our management to assess our operating results without considering the impact of share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which are non-cash charges, compensation expense resulting from repurchase of ordinary shares in excess of fair value, which is a non-recurring charge, impairment loss related to a one-time write-off, which is a non-cash and non-recurring charge and net income from discontinued operations, net of tax, which is non-recurring. We also believe that the use of non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. Our non-GAAP financial measures do not reflect all items of expense that affect our operations. Share-based compensation expense has been and may continue to be incurred in our business and is not reflected in the presentation of our non-GAAP financial measures.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss) and non-GAAP adjusted net income/(loss) should not be considered in isolation or construed as an alternative to operating income/(loss) and net income/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our non-GAAP financial measures to the most directly comparable GAAP measures. Our non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our non-GAAP adjusted operating income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Loss from operations	(1,020,602)	(3,614,603)	(553,962)
Add:
Share-based compensation expense	455,634	3,486,307	534,300
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	35,879
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	6,467

Non-GAAP adjusted operating income/(loss)	(271,744)	148,017	22,684

The following table reconciles our non-GAAP adjusted net income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Net loss	(1,523,657)	(3,470,480)	(531,874)
Add:
Share-based compensation expense	455,634	3,486,307	534,300
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	35,879
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	6,467
Impairment loss related to a one-time write-off	710,331	—	—
Tax effects of non-GAAP adjustments(1)	(10,333)	(10,550)	(1,617)
Less:
Net income from discontinued operations, net of tax	18,010	452	69

Non-GAAP adjusted net income/(loss)	(92,811)	281,138	43,086

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

Key Operating Metrics

We regularly review the following key operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

	For the Three Months Ended
	March 31, 2019		June 30, 2019		September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(2)
Average shipper MAUs (in millions)	0.41		0.56		0.72	0.88	0.73	1.09	1.22	1.31	1.22
Fulfilled orders (in millions)	N/A	(1)	N/A	(1)	10.0	11.5	8.2	19.2	19.8	24.6	22.1
GTV (RMB in billions)	N/A	(1)	N/A	(1)	27.7	33.3	24.7	46.9	45.2	56.9	51.5

(1)

GTV and number of fulfilled orders were not systematically collected from truckers and shippers prior to the third quarter of 2019 as we did not request truckers or shippers to provide such information. Therefore, GTV and fulfilled orders in the first and second quarter of 2019 are unavailable to us.

(2)	Due to the Chinese New Year holiday season, we experienced a decrease in transaction activities on our platform in the first quarter of 2021, compared to the fourth quarter of 2020.

For definitions of our key operating metrics, see “Prospectus Summary—Conventions That Apply to This Prospectus.”

The transaction volume on our platform is typically lower during the first quarter of each year due to the Chinese New Year holiday season. The COVID-19 outbreak, together with the seasonality of our business, resulted in major declines in shipper demand and transaction activities on our platform in the first quarter of 2020, compared to the fourth quarter of 2019. See “Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 outbreak has adversely affected, and may continue to adversely affect our results of operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19.”

Despite the impact of the COVID-19 pandemic, our platform quickly recovered in the second quarter of 2020. GTV increased from RMB27.7 billion for the third quarter of 2019 to RMB45.2 billion for the third quarter of 2020; average shipper MAUs increased from 0.7 million for the third quarter of 2019 to 1.2 million for the third quarter of 2020.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Relating to Doing Business in China” below.

Risks Relating to Our Business and Industry

Our historical financial and operating performance may not be indicative of our future prospects and results of operations due to the limited operating history of some of our business lines, evolving business model and changing market.

We started our business in 2011 by providing freight listing service through QQ and WeChat groups. Today, we are the world’s largest digital freight platform, according to the CIC Report, and we facilitated GTV of RMB173.8 billion (US$26.6 billion) in 2020 and RMB 51.5 billion (US$7.9 billion) in the first quarter of 2021. We have limited experience in certain key aspects of our business operations, such as freight matching and pricing, offering value-added services, as well as developing and maintaining long-term relationships with a wide range of ecosystem participants. In addition, as we only have a limited track record as a combined company after the completion of the merger between Yunmanman and Huochebang, it is difficult to predict our future revenues and appropriately budget for our costs and expenses, and the evaluation of our business and prediction about our future performance may not be as accurate as they would be if we had a longer operating history. In the event that actual results differ from the investors’ expectations, the market price of our ADSs could decline.

As our business develops or in response to competition, we may continue to introduce new services, make adjustments to our existing services, our business model or our operations in general. For example, we began to monetize our online transaction service by collecting commissions from truckers for matching shipping orders originating from certain cities in China in August 2020. We cannot assure you that this new business model will be successful or generate results that meet our expectations, or at all. Any significant change to our business model or failure to achieve the intended business results may have a material and adverse impact on our business and results of operations. We also face challenges to successfully develop new platform features and expand our service offerings to enhance the experience of shippers and truckers. Therefore, it may be difficult to effectively assess our future prospects. Furthermore, the road transportation market in China is undergoing constant change. The laws and regulations governing the road transportation market in China are also subject to further changes and interpretation. As the market, the regulatory environment or other conditions evolve, our existing solutions and services may not continue to deliver the expected business results.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the limited operating history of some of our business lines, as well as our evolving business model and changes in the market in which we operate. These risks and challenges include our ability to, among other things:

•	continue to maintain, protect and strengthen our brands;

•	attract or maintain a critical mass of shippers and truckers;

•	continue to provide superior experience to shippers and truckers;

•	keep up with the technological developments and implementation of advanced technologies;

•	effectively match truckers with shipments and optimize the related pricing models;

•	capture monetization opportunities on our platform;

•	comply with complex and evolving laws and regulations;

•	improve our operational efficiency;

•	attract, retain and motivate talented employees, particularly sales and marketing and research and development personnel to support our business growth;

•	navigate economic conditions and fluctuations;

•	implement our business strategies, including the offering of new services; and

•	defend ourselves against legal and regulatory actions.

Our operations have grown substantially since inception. We may not be able to effectively manage our growth, control our expenses or implement our business strategies.

Our operations have grown substantially since inception, which placed significant strain on our management and resources. There can be no assurance that our level of revenue growth will be sustainable or achieved at all in the future. We believe that our growth and expansion will depend on our ability to attract and retain shippers and truckers on our platform, to increase engagement and transaction activities of users on our platform, monetize our services, and leverage our scale of business to manage operating costs and expenses. There can be no assurance that we will achieve any of the above.

To manage our growth and expansion, we anticipate that we will need to implement a variety of new and upgraded operational systems, procedures and controls, including improving our technology infrastructure as well as internal management systems. Expanding into new businesses and developing and adopting new technologies will require us to incur additional labor-related costs, such as compensation, benefit costs and office rental expenses. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with ecosystem participants. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to adjust our existing offerings or enter into new market segments, and we may have difficulty in satisfying market demands and regulatory requirements. We cannot assure you that we will be able to successfully maintain our growth rate or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our business may be affected by fluctuations in China’s road transportation market.

We are sensitive to changes in overall economic conditions that impact cargo volumes and truck capacity. China’s road transportation market historically has experienced cyclical fluctuations due to economic slowdowns, downturns in business cycles of shippers, volatility in energy price, pandemic and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to achieve growth or profitability:

•

a reduction in overall cargo volumes reduces our revenue and opportunities for growth; in addition, a decline in the volume of cargo shipped due to a downturn in shippers’ business cycles or other factors generally results in decreases in order pricing, as truckers compete for shipping orders to maintain truck productivity, which will affect our monetization opportunities;

•	a number of truckers may go out of business and we may be unable to have sufficient truckers to meet shippers’ demand when the market recovers; and

•

we may not be able to appropriately adjust our expenses to changing platform activities. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing platform activities. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in platform activities.

If we are unable to attract or maintain a critical mass of shippers and truckers in a cost-effective manner, whether as a result of competition or other factors, our platform will become less appealing to shippers and truckers, and our financial results would be adversely impacted.

Our success significantly depends on our ability to maintain and increase the scale of our network by attracting additional shippers and truckers to our platform in a cost-effective manner. If shippers choose not to use our platform, we may lack sufficient opportunities for truckers to find shipments, which may reduce the perceived utility of our platform. Similarly, if truckers choose not to offer their services through our platform, or elect to offer them through other freight matching channels, we may lack a sufficient supply of truckers to attract shippers to our platform. An insufficient supply of shippers and truckers would adversely affect our revenue and financial results. Although we may benefit from having larger network of shippers and truckers than our competitors, the network effects of our platform may not result in sufficient competitive advantages or may be overcome by our competitors. Maintaining a balance between shipper demand and trucker supply for any given route at any given time and our ability to execute operationally may be more important to service quality than the absolute size of the network. If our service quality diminishes or our competitors’ services achieve greater market adoption, our competitors may be able to grow at a quicker rate than we do and may diminish our network effects. Additionally, if we fail to cater to the needs and preferences of shippers and truckers, control our costs in doing so or fail to deliver superior user experience, we may not be able to attract additional shippers and truckers in a cost-effective manner, and our business, financial condition and results of operations may be materially and adversely affected.

Transaction activities on our platform may decline materially or fluctuate as a result of many factors, including, among other things, dissatisfaction with the operation of our platform, the price of shipping orders, dissatisfaction with the quality of service provided by the truckers on our platform, quality of platform user support, negative publicity related to our brands, including as a result of safety incidents, or dissatisfaction with our services and offerings in general. If we fail to provide high-quality support, or introduce new or upgraded service offerings, or features that truckers, shippers, as well as ecosystem participants recognize as valuable or if we cannot otherwise attract and retain a large number of shippers and truckers, our GTV and revenue would decline, and our business would suffer. In addition, new features and functions on our platform that may be received positively by one category of users may be viewed as negative to another category of users. For example, some truckers may be dissatisfied with the “tap and go” feature, which allows a shipper to post shipping order with a fixed price and is intended to replace price negotiation and streamline the transaction process between shippers and truckers, because such feature may result in lower prices for certain transactions. Furthermore, although we aim to increase truckers’ truck utilization, earnings potential, as well as profitability through smarter and more efficient freight matching, some truckers may view the increased efficiency in overall freight price discovery and negotiation on our platform as a negative to their gross earnings. Dissatisfied truckers may lodge complaints with regulators, which, regardless of their veracity, may result in possibly heightened attention from regulators, the public and the media. In addition, as our platform continues to grow, we may introduce additional new features and functions, including pricing mechanisms to automate and minimize negotiations and improve the overall transaction efficiency on our platform. We are committed to protecting interests of all of our platform users and adjusting features and functions on our platform based on user feedback. However, we cannot assure you that we will not experience user dissatisfaction or receive negative reactions from our users. Any complaints and negative comments resulting from user dissatisfaction or negative reactions may cause government inquiries or substantial harm to our brand, reputation and operations.

Shippers and truckers on our platform may engage in unethical or fraudulent behaviors that harm the interests of their counterparties. For example, shippers may misrepresent cargo information or refuse to pay shipping fees to truckers; and truckers may raise shipping fees after picking up cargos. We have implemented rules that are designed to protect the interests of shippers and truckers on our platform and promote honest dealings, but there can be no assurance as to the effectiveness of such rules. Shippers and truckers may feel dissatisfied towards our platform due to the unethical behaviors of other ecosystem participants. Any decline in the number of shippers or truckers using our platform or their activity level on our platform would reduce the value of our network and would harm our future operating results.

We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our ecosystem participants or the road transportation market in general, may materially and adversely affect our reputation, business, results of operations and growth.

Enhancing the recognition and reputation of our brands is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of services offered on our platform;

•	maintain and develop relationships with, shippers, truckers, and other ecosystem participants;

•	provide prospective and existing shippers and truckers with superior experiences;

•	effectively manage and resolve user complaints; and

•	effectively protect personal information and privacy of, and any sensitive data received from shippers and truckers.

Any malicious or inadvertent negative allegations made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, regulatory compliance, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

As the road transportation market in China is under constant development and the regulatory framework for this market is subject to changes and developments, negative publicity about this industry may arise from time to time. Negative publicity about the road transportation market in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Any actual or perceived failure of other digital freight platforms to detect or prevent illegal activities or provide high-quality services could compromise our image, undermine the trust and credibility we have established and have a negative impact on our ability to attract new shippers, truckers and other ecosystem participants. Negative developments in the road transportation market, such as fraudulent or illegal behavior by industry participants, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We collaborate with various road transportation industry participants in providing our solutions and services. Such participants include financial institutions, insurance companies, gas station operators and other business partners. Negative publicity about such counterparties, including any failure by them to adequately protect the information of shippers and truckers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

If our solutions and services do not achieve and maintain sufficient market acceptance or provide the expected benefits to ecosystem participants, our financial condition, results of operations and competitive position will be materially and adversely affected.

We have incurred and will continue to incur expenses to develop, adjust and market existing or new solutions and services for shippers and truckers. For example, we plan to have dedicated teams to design and develop user experiences and operations for less-than-truckload, or LTL, and intra-city services respectively, to better serve the unique user needs of these verticals. Adjusted or new solutions and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing or new solutions and services and changes to our platform could fail to maintain or achieve sufficient market acceptance for many reasons, including but not limited to:

•	our failure to predict market demand accurately and supply solutions and services that meet this demand in a timely fashion;

•	ecosystem participants may not like, find useful or agree with the functions and features of our solutions and/or services, fees charged for our solutions and/or services, or any changes we make;

•	our failure to properly price new solutions and services;

•	negative publicity about our solutions and services or our platform’s performance or effectiveness;

•	our failure to satisfy the expectations of the quality or reliability of our solutions and/or services;

•	views taken by regulatory authorities that the new solutions and services or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing solutions and services by our competitors, particularly in the LTL and intra-city segments.

If our existing solutions and services do not maintain market acceptance, or our new solutions and services do not achieve adequate acceptance in the market or provide the expected benefits to ecosystem participants, the level of user engagement and transaction activities on our platform may decrease and our market share and profitability may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands. In addition, we may incur higher cost and expenses as a result of adjusted or new solutions and services. New solutions and services may also subject us to additional regulatory or licensing requirements. Failure by us to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

If our users, other ecosystem participants or their employees engage in, or are subject to, criminal, violent, fraudulent, inappropriate or dangerous activities, our reputation, business, financial condition, and operating results may be adversely impacted.

We are not able to control or predict the actions of shippers, truckers and other ecosystem participants, either during their use of our platform or otherwise, and we may be unable to protect or provide a safe environment for ecosystem participants and other third parties as a result of certain actions by shippers, truckers and other ecosystem participants. Such actions may result in accidents, injuries, loss of cargo, truck damage, leakage of sensitive personal information, business interruption, or damages to our financial condition, brands and reputation. Our users may also suffer damages due to false or misleading information posted on our platform. Although we administer certain qualification measures for shippers and truckers, including requiring identity information from shippers and truckers in the user registration process, these qualification measures may not provide us with all potentially relevant information. Furthermore, if we fail to duly verify the requisite qualifications or licenses of shippers, truckers or other ecosystem participants, we may be subject to fines, penalties or other regulatory actions. In addition, as an online platform, we do not inspect the cargos that truckers carry, and such cargos may contain unsafe, prohibited or restricted items. We also do not independently test truckers’ driving skills. Consequently, we expect to continue to receive complaints from shippers, and we may become subject to actual or threatened legal action related to trucker conduct.

Due to the large number of transactions on our platform, we may not be able to identify every incident of inappropriate, illegal or fraudulent activities involving our platform, or prevent all such activities from occurring.

For example, if truckers engage in criminal activities, fraud or misconduct, such as speeding, drowsy driving and other traffic violations, operating beyond licensed scope, or use our platform as a conduit for criminal or fraudulent activities, shippers may not consider our service offerings safe, and we may receive negative press coverage or regulatory inquiries as a result of our business relationships with such truckers, which would adversely impact our brands, reputation, and business. On the other hand, if shippers engage in criminal or fraudulent activities or misconduct while using our platform, truckers may be unwilling to continue using our platform. We cannot assure you our safety measures against potential criminal activities and safety incidents will be effective. If any of these happens, our ability to attract platform users may be harmed, and our business and financial results could be adversely affected. In such event, claims may also be brought against us for civil or criminal liabilities. In response to allegations of illegal, fraudulent or inappropriate activities conducted through our platform, relevant governmental authorities may also intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to penalties. Defending or attending to such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Public reporting or disclosure of safety incidents reportedly occurring on or related to our platform, whether generated by us or third parties such as media or regulators, may adversely impact our business and financial results. Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by truckers or shippers while using our platform, or even when shippers or truckers are not actively using our platform. In addition, regulators may decide to hold us liable for incidents caused by shippers or truckers, despite our status as a platform that facilitates transactions between shippers and truckers. Even if these claims or regulatory proceedings do not result in liability or penalties on us, we could incur significant costs in investigating and defending against them or suffer significant reputational damage, which could have a material and adverse effect on our prospects and future growth, including our ability to attract and retain shippers and truckers.

If we fail to effectively match truckers with shipments and optimize our pricing models, our business, financial condition and results of operations could be adversely affected.

We offer shippers and truckers a digital freight platform that matches them efficiently. Our ability to attract shippers and truckers to use, and build trust in, our platform is significantly dependent on our ability to match suitable shipping orders to reliable truckers. In order to recommend or present suitable shipping orders to truckers, our matching algorithms compare the labels of cargos with those of the trucker and predict the probability for the trucker to accept each shipping order. If the quantity or quality of data available to us for analysis is unsatisfactory, or if our matching algorithms have deficiencies, our matching may not be effective, resulting in low fulfillment rate on our platform, which in turn would materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, we apply freight pricing models in our “tap and go” feature for shippers and, in certain circumstances, commission-charging for online transaction service. Our system generates a recommended price based on the prices of historical comparable shipping orders for shippers to determine the actual price for their shipping orders. In addition, in certain circumstances, such as when the order prices are not available to us, our commissions for online transaction service are based on fair market prices estimated by our freight pricing models. The pricing methodology depends on the availability of comparable historical transaction data. If our freight pricing models are flawed or ineffective or the data we accumulate are incorrect or incomplete, our price recommendation or estimate could be adversely affected. Shippers may not use our “tap and go” feature if our price recommendation fails to serve as a meaningful reference. With respect to our commissions for online transaction service, underestimation of the fair market price would reduce the amount of commissions paid by truckers to us, and overestimation of such price would result in trucker dissatisfaction. As a result of such flawed pricing, our business, brands, reputation, results of operations and financial condition may be materially and adversely affected.

We cannot guarantee that our monetization strategies or our business initiatives will be successfully implemented or generate sustainable revenues and profit.

We are at an early stage of monetizing our platform services and our monetization model is evolving. Historically, our revenue from our digital freight platform primarily consisted of membership fees from shippers and service fees from shippers for freight brokerage service, and we also generate revenue from various value-added services. We cannot assure you that we can successfully implement our existing business model to generate sustainable revenue. In addition, we started to monetize our online transaction service in August 2020. Currently, for shipping orders originating from certain cities in China, we collect commissions from truckers for shipping transactions matched through our online transaction service. We cannot assure you that we will be able to successfully monetize our online transaction service or generate results that meet our expectations, or at all. If our existing business model fails to maintain market acceptance or we fail to develop or implement new monetization strategies, we may not be able to maintain or increase our revenue or effectively manage any associated costs. In addition, we are exploring and will continue to explore new business initiatives that we believe are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and lowering our margins and profit, and this effect may be significant in the short term and potentially over longer periods.

Furthermore, we may introduce new products and services or increase investments in products and services for which we have limited scale or operating experience. For example, we plan to have dedicated teams to design and develop user experiences and operations for LTL and intra-city services, to better serve the unique user needs of these verticals. Our services in these segments may be less profitable than other services. If these new products or services fail to meet our expectations or are unable to attract or engage shippers and truckers or other ecosystem participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred net loss of RMB1,523.7 million and RMB3,470.5 million (US$531.9 million) in 2019 and 2020, respectively. We will need to generate and sustain increased revenue levels and effectively manage expenses in future periods to achieve profitability, and even if we do, we may not be able to maintain or increase profitability. We focus on the long-term success and future growth. We have in the past and will continue to invest in efforts to serve more shippers and truckers, enhance their user experience, and expand the capabilities and scope of our platform. We believe these efforts are important to our long-term success and future growth, but they may have the effect of increasing our costs, reducing our revenue and increasing our net losses, and this effect may be significant in the short term and potentially in the long term. These efforts may also prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. For example, we aim to aggressively expand our market share in LTL and intra-city verticals, and we may incur substantial costs in connection with such efforts. In addition, as part of our future growth strategy, we may decide to lower our service fee for freight brokerage service to serve more shippers and drive their engagement, which would result in lower revenue from freight brokerage service in the near term. Furthermore, many of our efforts to generate revenue are new and unproven, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability. Our strategic investments, such as our investment in Plus, and acquisitions may also adversely affect our results of operations. Plus is a developer of automated driving systems for trucks, and it has incurred significant losses and may not become profitable in the near future or at all. See “Business—Plus” for more information. As such, we may not be able to achieve, maintain or increase profitability in the future.

We face risks associated with the cargo transported using our freight brokerage service and vicarious liability for vehicles registered with us.

We handle a large volume of cargos through our freight brokerage service, and face challenges with respect to the safety of these cargos. Cargos may be stolen, damaged or lost for various reasons, and we may be perceived or found liable for such incidents. Although we only assume liability for cargo damages up to RMB20,000 per shipment, we may need to expend resources on responding to and defending against claims arising out of these incidents. Furthermore, there can be no assurance that we will be able to limit our liability to RMB20,000 per shipment in every instance. In addition, we do not inspect cargos for unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other cargos, injure recipients and harm truckers, damage properties or cause serious accidents. Furthermore, if truckers on our platform transport and deliver prohibited or restricted items, we may be subject to administrative or criminal penalties, and if any personal injury or property damage takes place, we may be subject to civil liabilities.

Historically, we allowed a number of truckers to register their vehicles with our transportation companies to satisfy their compliance and financing needs in connection with our legacy financial leasing business. Although we have ceased offering financial leases and stopped registering new vehicles, our transportation companies may continue to face vicarious liability for traffic accidents, deaths, injuries, cargo damage or other incidents that are caused by vehicles registered with us. Our auto insurance and general liability insurance policies may not cover all potential claims to which we are exposed, and may not be adequate to indemnify us for all potential liabilities. These incidents may also subject us to negative publicity, which could adversely affect our business, operating results, and future prospects.

The COVID-19 outbreak has adversely affected, and may continue to adversely affect our results of operations.

In an effort to halt the COVID-19 outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China since late January 2020. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. While we have resumed normal business operations, we experienced certain disruptions in our operations as a result of the government imposed suspensions due to the COVID-19 outbreak in China. A substantial number of our offices were closed for certain periods in February and March of 2020. In addition, the COVID-19 outbreak materially and adversely affected shippers’ operations, resulting in major declines in shipper demand and transaction activities on our platform. We also temporarily experienced significant declines in trucker supply due to quarantines and travel restrictions imposed on truckers, as well as certain temporary highway closures in China. Our average monthly GTV was RMB6.4 billion in January and February 2020, declining by 42.2% compared to average monthly GTV in the fourth quarter of 2019.

Concerns about the COVID-19 outbreak and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for road transportation solutions, which could have negative implications for road transportation market. While we continue to assess the impact from the COVID-19 outbreak, we are unable to accurately predict the full impact of COVID-19 on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, as well as the further impact on the business of shippers, truckers and other ecosystem participants.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technologies to serve our ecosystem participants more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technologies and the continued successful implementation of advanced technology, including AI and data analytics. If we fail to adapt our platform and services to changes in technological developments in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services, which may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention.

Hurdles in implementing technological advances may result in our services becoming less attractive to ecosystem participants, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We are subject to the evolving laws and regulations governing the road transportation and internet service industries in the PRC. Heightened regulatory scrutiny may lead to frequent regulatory communications, inquiries or investigations that could materially and adversely affect our business model, results of operations and prospects.

Our business is subject to a variety of laws and regulations in the PRC governing the rapidly evolving road transportation and internet service industries. The application and interpretation as to certain of these laws and regulations are currently ambiguous and evolving, and may be interpreted and administered inconsistently between the different government authorities and local bureaus.

As of date of this prospectus, we have not been subject to any material fines or other penalties due to any material violations of applicable PRC laws or regulations. However, if the PRC government continues to tighten its regulatory framework for the road transportation and internet service industries in the future, and subject industry participants such as our company to new or specific requirements, such as licensing requirements, or require us to adjust our existing business practices, our business, financial condition and prospects would be materially and adversely affected. Recently, we, together with other industry players, were requested to attend certain regulatory guidance meetings and subsequently, furnish materials concerning our business practices in user (particularly trucker) protection, pricing, competition and other aspects to the relevant regulators for their review. Going forward, we may continue to be required to attend similar meetings or become subject to regulatory inquiries or investigations with PRC regulators. There is no guarantee that such regulatory communications would not result in substantial penalties or orders that require us to adjust our existing business practices in ways that may materially and adversely affect our growth and results of operations. Compliance with existing and future rules, laws and regulations can be costly and if our practices are deemed to violate any existing or future rules, laws and regulations, we may face injunctions, including orders to cease non-compliant activities, and may be exposed to other penalties as determined by the relevant government authorities as well. We may also suffer reputational damages, if we or our business partners are deemed to violate any existing or future rules, laws and regulations.

Under PRC laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. If any of the content posted or displayed on our platform is deemed by the PRC government or any international regulatory authority to violate any content restrictions, we could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

We may from time to time develop new solutions and services, which may also subject us or our business partners to additional regulatory or licensing requirements. Failure by us or our business partners to comply with any such new regulatory or licensing requirements could materially and adversely affect our business and results of operations.

Regulatory uncertainties relating to, or failure to comply with, anti-monopoly and competition laws could adversely affect our business, financial condition, or operating results.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law, including levying significant fines, with respect to concentration of undertakings and cartel activity, mergers and acquisitions, as well as abusive behavior by companies with market dominance. In

March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration for Industry and Commerce, or the SAIC, respectively. The SAMR issued a new set of guidelines with respect to merger control review in September 2018, and issued the Notice on Anti-monopoly Enforcement Authorization on December 28, 2018, which grants authorizations to the SAMR’s provincial branches to enforce anti-monopoly laws within their respective jurisdictions. The SAMR has imposed several administrative penalties on various companies for failing to duly make filings as to their transactions subject to merger control review by the SAMR. The scope of the companies that were penalized is broad, and covers a variety of different industries.

Significant regulatory uncertainty existed as to whether prior filing of notification of concentration is required for business concentration involving variable interest entities prior to 2020. In November 2020, the Anti-monopoly Bureau of SAMR released the draft Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines, for public comment and in February 2021, adopted the Platform Economy Anti-monopoly Guidelines, which for the first time specified that, any concentration made between the variable interest entities shall be regulated by the Anti-monopoly Law. In addition, the Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of the definition of relevant markets, typical types of cartel activities and abusive behaviors by online platform operators with market dominance, which provide further guidelines for enforcement of anti-monopoly laws against online platform operators. For instance, online platform operators that use technological advantages, such as data and algorithms, to eliminate or restrict competition or impose price restrictions or exclusivity requirements on users may be deemed to be abusing dominant market position. Prior to the effectiveness of the Platform Economy Anti-monopoly Guidelines, the SAMR has already fined certain companies that acquired businesses using variable interest entities without obtaining merger control approval or without prior filing of notification of concentration, indicating its increased scrutiny over historical cases of concentration of undertakings involving companies using variable interest entities and heightened enforcement efforts over past failure to file prior notification of concentration of undertakings for such transactions. Since 2020, the SAMR has fined companies that acquired or merged with or cooperated with onshore or offshore entities, including those operated through variable interest entities for failure to file prior notification before conducting the mergers or cooperation transactions. Although we do not believe we were legally required to make a merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang in 2017, there can be no assurance that regulators will agree with us, particularly, in light of the enforcement actions since 2020. In addition, as there were few cases where companies using variable interest entities were investigated for failure to make filings in connection with concentration of undertakings prior to 2020, we did not file prior notification of concentration of undertakings for our historical business alliance or joint-investment transactions with our business partners. There can also be no assurance that regulators will not initiate anti-monopoly enquiry or investigation into, or take enforcement actions against, the historical merger between Yunmanman and Huochebang and/or our historical business alliance or joint-investment transactions in the future or require us to submit filings in relation to such historical transactions. We may be subject to penalty in connection with any such enquiry or investigation, if we are determined by the SAMR to have failed to make the requisite filings, including fines up to RMB500,000 per case, and in extreme cases where any such transaction is determined by the SAMR to have constituted concentration of undertakings under the applicable PRC anti-monopoly law, we may be ordered to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, or to transfer our business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. We may also be subject to claims from our competitors or users, which could adversely affect our business and operations. Furthermore, any new requirements or restrictions, or proposed requirements or restrictions, could result in adverse publicity or fines against us.

In addition, stricter anti-monopoly and anti-unfair competition enforcement by the PRC regulatory authorities, especially enforcement actions focused on platform economy, may, among other things, prohibit us from future acquisitions, divestitures, or combinations we plan to make, impose fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations, including limitations on our contractual relationships with shippers and truckers or restrictions on our pricing or revenue models, which could materially and adversely affect our business, financial condition, results of operations and future prospects. Furthermore, as we continue to navigate the evolving legislative environment and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, we have attended and may continue to be required to attend administrative guidance meetings or other communications with regulators from time to time. We may continue to receive greater scrutiny and attention from regulators and more frequent and stringent investigation or review by regulators, which will increase our compliance costs, and it could be time-consuming to comply with the relevant regulations described above to complete future transactions and carry out our business operations. Heightened regulatory inquiries, investigations and other governmental actions and approval requirements from governmental authorities such as the SAMR, may be uncertain and could delay or inhibit our ability to complete these transactions and carry out our business operations, which could affect our ability to expand our business, maintain our market share or otherwise achieve the goals of our acquisition strategy, divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and/or materially and adversely affect our financial conditions, operations and business prospects.

We may not be able to compete effectively, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

The road transportation market is intensely competitive and characterized by fragmentation and shifting user preferences. We face competition from regional players in local markets and players that focus on certain segments of the road transportation market. We also compete with other companies for value-added services that cater to various essential needs of shippers and truckers. Players that focus on certain segments of the road transportation market may enter into new segments in which we operate and compete with us. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future.

Our competitors may operate different business models, have different cost structures or participate selectively in different industry segments. They may ultimately prove to be more successful or more adaptable to customer demand and new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technological, marketing and other resources than we do and may be able to devote greater resources to the development, promotion and support of their platforms and service offerings. Our competitors may also have longer operating history and greater brand recognition than us. Additionally, a current or potential competitor may acquire, or form a strategic alliance with, one or more of our other competitors. Our competitors may be better at developing new solutions and services, offering more attractive fees, responding more quickly to new technologies and undertaking more extensive and effective marketing campaigns. More players may enter the road transportation market and intensify the market competition. In response to competition, we may have to lower and/or adjust the various fees that we charge to shippers and truckers or increase our operating expenses and capital expenditures to attract more shippers and truckers, which could materially and adversely affect our business, margins and results of operations. If we are not able to compete effectively, our ability to attract and retain shippers, truckers and other ecosystem participants may be adversely affected, the level of transaction activities and user engagement on our platform may decrease and our market share may be negatively affected, which could materially and adversely affect our business, financial condition, results of operations and prospects, as well as our reputation and brands.

The profitability of our freight brokerage service has been and is expected to continue to be reliant upon, among others, government subsidies provided by local financial bureaus. If we cannot continue to receive such subsidies, our freight brokerage service and its contribution to our financial performance may be materially and adversely affected.

We pay a significant amount of VAT to local tax authorities in connection with our freight brokerage service. As an online freight broker, we enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service pursuant to relevant PRC regulations. The difference between the amount we collect from shippers and the amount we pay to truckers represents our platform service fee and our net revenue. We assume the legal obligation to pay VAT assessed on the entire selling price of the shipping service and platform service pursuant to our contracts with shippers and truckers. The gross amount of VAT related to freight brokerage services that we were obliged to pay exceeded our net revenues from such services in 2019 and 2020 and the first quarter of 2021, and we expect such situation to continue. Nevertheless, we were able to generate gross profit from our freight brokerage service in 2019 and 2020 and the first quarter of 2021 because we received partial VAT refunds in the form of government subsidies from local financial bureaus. Our VAT obligations net of the VAT refunds were recorded in our cost of revenues for freight brokerage service. We take into consideration the VAT obligation we assume under our contracts with shippers and truckers, the estimated amount of government subsidies that we expect to receive from local financial bureaus, as well as other relevant factors when setting the rate of our platform service fee. As such, the profitability of our freight brokerage service significantly depends upon the amount of government subsidies provided by local financial bureaus, which are not guaranteed, as well as our pricing strategy and other factors. Whether we can obtain such government subsidies in a particular province in the PRC is subject to the policy of the local financial bureau and the negotiation between such local financial bureau and us. While we are currently entitled to government subsidies based on a percentage of VAT we pay to local tax authorities in most of the provinces where we provide freight brokerage service, we cannot assure you that we will be able to continue to receive such government subsidies on similar terms, or at all. In the event that the government subsidies are reduced or canceled, we may have to adjust the rate of our platform service fee, which could make our freight brokerage service less attractive to shippers and truckers and our business could be materially and adversely affected. We cannot assure you that we will always be able to pass on any increased VAT costs due to reduction or elimination of related government subsidies through adjustment of the rate of our platform service fee either, in which case, we may incur gross loss for our freight brokerage service and our results of operations and financial condition could be materially and adversely affected.

If we fail to obtain or maintain licenses, permits or approvals applicable to our business, we may become subject to significant penalties and other regulatory proceedings or actions.

The road transportation business in China is highly regulated by the PRC government. See also “Regulation—Regulations Related to Road Transportations.” In addition, in connection with the online operations of our platform, we are also required to obtain value-added telecommunications service licenses, in order to provide relevant value-added telecommunication services. We have obtained value-added telecommunications service licenses for the operations of our mobile apps and websites.

To enhance the experience of shippers, truckers and other ecosystem participants, we offer various auxiliary functions, content and value-added services through our platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practices by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions, content and services. For example, it remains unclear whether the in-app message and voice call functions on our mobile apps would require a separate value-added telecommunications service authorization in relation to “instant interactive services” under the applicable PRC laws and regulations. Although we do not believe that a separate authorization is required because our mobile apps are not primarily communication software and such in-app message and voice call functions are only auxiliary functions to our main services. However, we cannot assure you that the relevant PRC government authorities would agree with our interpretation. If we were required to obtain additional authorization, we may not be able to do so in a timely manner, if at all.

Moreover, we cannot assure you that we will be able to maintain existing licenses and permits, or renew any of them when their current term expires, or update information (such as information related to our websites, mobile applications, legal representatives, business scopes or professional staff) filed with regulators in time. Under applicable PRC laws, rules and regulations, any failure to obtain, maintain and/or renew the licenses and permits, or any failure to update information filed with regulators in time, in each case required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines, and restrictions on or termination of the business operation subject to such license or permit requirement. Any such disruption in the business operations of our PRC subsidiaries, consolidated VIEs or consolidated affiliated entities could materially and adversely affect our business, financial condition and results of operations.

Furthermore, if we enter into new service categories or business lines, adopt new business models, or any of our current services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to amend the licenses or permits we currently have. We will strive to obtain and amend the relevant licenses and permits but we cannot assure you that we will be able to obtain or amend such licenses and permits in a timely manner, or at all.

Regulatory uncertainties relating to online lending industry in China could harm our business, financial condition and results of operations.

The online lending industry in China is subject to evolving regulation. We cannot assure you that our existing or future credit solutions provided as part of our value-added services that cater to various essential needs of shippers and truckers would not be deemed by regulators to be in violation of any laws, regulations and rules in the future. In addition, new laws and regulations relating to online lending industry may be adopted, and existing laws and regulations may be interpreted in ways that are inconsistent with our existing or future business practices, which, along with any possible changes needed to fully comply with any existing or new regulations, could require us to modify our business or operations. Compliance with such laws or regulations could force us to incur increased operating expenses, or modify our business models, which may have a material and adverse impact on our business, financial condition and results of operations.

The State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules in 2017. According to the Financing Guarantee Rules, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable law.

We currently facilitate loans funded by third-party financial institutions that we collaborate with, and we guarantee such loans through our VIEs and consolidated affiliated entities. In some instances, guarantees have been provided by certain of our VIEs and consolidated affiliated entities that do not have the required license to operate financial guarantee business, and one of our consolidated affiliated entities provided guarantees during a period in which its license for financial guarantee business had expired. We have subsequently renewed such license. If such practices were found by the regulatory authorities to be in violation of the applicable regulations, we would be subject to penalties, such as confiscation of illegal gains and fines, which could have a material and adverse impact on impact on our business, financial condition and results of operations. Furthermore, there can be no assurance that we will be able renew our licenses for financial guarantee business when such licenses expire in the future.

In November 2020, the CBIRC and PBOC published the draft Interim Measures for Online Small Loan Business, or the Draft Online Small Loan Measures, for public comments. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. We have utilized our small loan company to fund a portion of the cash loans to shippers and truckers. The Draft Online Small Loan Measures, if enacted in substantially the form published for public comment, will, among other things, require our small loan company to obtain the CBIRC’s approval to be able to continue to operate our cash loan business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the CBIRC’s approval in a timely manner, or at all. In addition, we also utilize the trusts established by us to fund cash loans to shippers and truckers. There can be no assurance that such funding arrangement will not be subject to regulatory restrictions in the future. As of December 31, 2020, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,314.0 million (US$201.4 million).

Furthermore, relevant regulatory and judicial authorities may change the private lending rate of interest that can be charged by non-financial institutions from time to time. On August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, such total annual percentage rates (inclusive of any default rate, default penalty and any other fee) exceeding four times that of China’s benchmark one-year loan prime rate, or LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.85% as published on January 20, 2021, such cap would be 15.4%. According to a guidance letter issued by the SPC on December 29, 2020, clarifying the applicability of its revised judicial interpretation, the cap for private lending rate does not apply to small loan companies, financial guarantee companies, financial leasing companies, commercial factoring companies and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing small loan companies. If the regulatory requirements for our licensed small loan company, financial guarantee companies or commercial factoring company are strengthened by any newly adopted, or by the application of any existing, laws, regulations or rulings, our licensed small loan company, financial guarantee companies or commercial factoring company may need to change their business models, which may have a material and adverse effect on our business, financial condition, results of operation and prospects.

We rely on commercial banks and third-party online payment service providers for payment processing services for certain of our services. If these payment services are restricted or curtailed in any way or become unavailable or unavailable on reasonable terms to us for any reason, our business may be materially and adversely affected.

We are not licensed to process payments and rely on commercial banks and third-party online payment service providers for payment processing services for certain of our services involving payments. If the quality, utility, convenience or attractiveness of these payment processing services declines, or we have to change our business arrangements with them for using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Our third-party online payment service providers and our relationship with them are subject to a number of risks that could materially and adversely affect their ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by shippers, truckers and other ecosystem participants;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that third-party online payment service providers reply on;

•	breach of users’ personal information and concerns over the use and security of information collected from users;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by commercial banks processing transactions through online payment channels, which could in turn be passed on to us and increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

If any of the foregoing takes place, our third-party online payment service providers’ services may be restricted or curtailed or become unavailable or unavailable on reasonable terms to us, and our business and results of operations could be materially and adversely affected.

In addition, the commercial banks and third-party online payment service providers that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers that may in turn affect the business arrangements between such entities and us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security. As the laws and regulations in this area are still evolving and subject to interpretation, we cannot assure you that the PBOC or other governmental authorities will not scrutinize our business arrangements with commercial banks and third-party online payment service providers. For instance, the business arrangements between us and one of our payment settlement banks may be deemed to involve unlicensed payment settlement services due to technical issues associated with such bank’s settlement procedures. We are committed to adjusting our business arrangements in accordance with applicable laws and regulations. However, if our business arrangements were found by the regulatory authorities to be noncompliant, or if required by the PBOC or any new laws, rules or regulations, our payment service providers may decide to, among other things, suspend their services or be forced to adjust their business arrangements with us. As a result, we may incur additional expenses to find alternative payment service providers or adjust our business practices or invest considerable resources in complying with the requirements. Furthermore, if the PBOC or other governmental authorities deem our business arrangements with payment service providers to be noncompliant, we may be subject to regulatory action, investigations, fines and penalties, which could materially and adversely affect our business, results of operations and reputation.

If we fail to effectively manage the credit risks related to our credit solutions provided to truckers and shippers on our platform, our business may be adversely affected.

We provide various credit solutions to shippers and truckers to meeting their financial needs. We have primarily used our own capital to fund cash credit solutions for shippers and truckers. We also facilitate loans funded by third-party financial institutions, and we guarantee such loans. We believe our credit solutions create value for our ecosystem participants and enhance user engagement and transaction activities on our platform. As of December 31, 2020, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,314.0 million (US$201.4 million), and the total non-performing loan ratio for these loans was 1.41%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

As we continue to grow our business, we may increase the amount of credit we offer and we are exploring freight fee receivable loans for truckers to improve their cash flows. There can be no assurance that we will be able to obtain adequate funding for our credit solutions. Furthermore, while we have implemented a risk management system, we cannot assure you as to the effectiveness of such system. If we fail to effectively manage the credit risks related to our credit solutions, our business, results of operations and financial condition would be materially and adversely affected.

In addition, our failure to collect payments on the loans funded or guaranteed by us may have a material adverse effect on our business operations and financial positions. Moreover, the current regulatory regime for debt collection in the PRC remains unclear. We aim to ensure collection efforts carried out by us and our third-party service providers comply with the relevant laws and regulations in the PRC, and we have employed contractual measures to further ensure third-party service providers’ compliance with the law. However, we only exercise limited control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or prohibition from using certain collection methods by the regulatory authorities.

Employee misconduct may expose us to vicarious liabilities, reputational harm and/or economic damages.

Many of our employees play critical roles in ensuring the safety and reliability of our services or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information, proprietary technologies and know-hows. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to data privacy, intellectual property, anti-corruption, proprietary information and trade secrets, we cannot assure you that our employees will abide by these codes, policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective. For example, prior to the merger of Yunmanman and Huochebang, a then employee of Huochebang was found guilty by a court for stealing user data from Huochebang’s database. There were other instances of employee misconducts in the past, but there were no legal liabilities for our company or our employees. Although such incidents did not have a material impact on our business, we cannot assure you that employee misconduct will not materially and adversely affect our business, results of operations and financial condition in the future. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive user information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be materially and adversely affected as a result. In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct.

Our business generates, collects, stores and processes a large amount of data, which include sensitive personal information. The improper collection, use or disclosure of such data by us or our employees could materially and adversely affect our reputation, business, results of operations and financial condition.

We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of transactions our platform facilitates, and such data include sensitive personal information. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by external parties or misbehavior by our employees;

•	addressing concerns related to privacy, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, storage, use, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to such data.

In particular, if we fail to secure our users’ identity and protect their identity-specific data, such as their addresses and contact information, our users may be vulnerable to harassments, and their assets may also be put at risk due to data leakages. As a result, we may be held liable for these incidents, and our users may feel insecure and cease to use our services. In addition, any system or technological failure or compromise of our technology system that results in unauthorized access to or release of any personal data of our users or proprietary information of our business operations could significantly harm our reputation and/or result in litigation, regulatory investigations and penalties against us.

We are subject to various data privacy and protections laws and regulations in China, including without limitation, the PRC Cybersecurity Law. Under the Cyber Security Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation—Regulations Related to Internet Security and Privacy Protection” for details. Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with various standards and applications. These various standards in enforcing data privacy and protection laws may create difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance.

While we have adopted a rigorous and comprehensive policy for the collection, processing, storage and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or business partners on our platform. In the past, we received notices from regulatory authorities that identified certain compliance defects in our data privacy and protections practices, requiring us to rectify our data privacy measures, without imposing any penalty on us. We have adopted several remedial measures in response to such notices and submitted our rectification reports to the relevant governmental authorities. Despite the absence of any material cybersecurity breach and our continuous efforts to comply with our internal policies as well as applicable laws and regulations, any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of business operations or other penalties or liabilities, which may in turn damage our reputation, discourage current and potential shippers and truckers from using our services, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. For example, in October 2020, the Standing Committee of the National People’s Congress of China released a draft personal information protection law, or the Draft PI Protection Law, for public comment. The Draft PI Protection Law provides for various requirements on personal information protection, including legal bases for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent and requirements on processing of sensitive personal information. As the Draft PI Protection Law remain subject to change, we may be required to make further adjustments to our business practices to comply with the enacted form of the law. Furthermore, we cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, which may result in additional expenses to us and subject us to potential liability and risk of negative publicity. We expect that data security and protection will continue to receive significant public attention and scrutiny from regulators going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Any significant disruption in our mobile apps and information technology systems, including events beyond our control, could prevent us from offering our solutions and services or reduce their attractiveness.

In the event of a system outage, malfunction or data loss, our ability to provide services would be materially and adversely affected. The satisfactory performance, reliability and availability of our technology, mobile apps and information technology systems and our underlying network infrastructure are critical to our operations, user service, reputation and our ability to attract new and retain existing shippers, truckers and other ecosystem participants. Our information technology infrastructure is currently deployed and our data is currently maintained on customized cloud computing services. Our servers are housed at two third-party data centers, and our operations depend on the service providers’ ability to protect our systems in their facilities as well as their own systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer malware, viruses, spamming, phishing attacks or other attempts to harm our systems, criminal acts and similar events, many of which may be beyond our control. Our mobile apps are provided through third-party app stores and any disruptions to the services of these app stores may negatively affect the delivery of our mobile apps to users. Moreover, if our arrangement with these service providers are terminated or if there is a lapse of service or damage to their facilities or if the services are no longer cost-effective to us, we could experience interruptions in our solutions and service as well as delays and additional expense in arranging new solutions and services for shippers, truckers and other ecosystem participants.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with shippers, truckers and other ecosystem participants and our reputation. We may not have sufficient capacity to recover all data and services lost in a timely manner in the event of an outage. These factors could prevent us from matching shippers with truckers or engaging in other business operations, damage our brands and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause shippers, truckers and other ecosystem participants to abandon our solutions and services, any of which could adversely affect our business, financial condition and results of operations.

Information technology is a critical aspect in the efficient operation of our business, failure to maintain or improve our information technology infrastructure could harm our business and prospects.

The efficient and reliable operation of our business depends on our information technology systems. We are continuously upgrading our platform to provide increased scale, improved performance, additional capacity and additional built-in functionality, including functionality related to security. Adopting new services and maintaining and upgrading our information technology infrastructure require significant investment of time and resources. Any failure to maintain and improve our information technology infrastructure could result in unanticipated system disruptions, slower response times, impaired user experience, delays in reporting accurate operating and financial information and failures in risk management. The risks of these events occurring are even higher during certain periods of peak usage and activity when cargo volume is higher on our platform. In addition, much of the software and interfaces we use are internally developed and proprietary technology. If we experience problems with the functionality and effectiveness of our software, interfaces or platform, such as undetected errors or defects, or are unable to maintain and continuously improve our information technology infrastructure to handle our business needs, our business, financial condition, results of operations and prospects, as well as our reputation and brand, could be materially and adversely affected.

Furthermore, our information technology infrastructure and services, including our service offerings, incorporate third-party-developed software, systems and technologies, as well as hardware purchased or commissioned from external suppliers. As our information technology infrastructure and services expand and become increasingly complex, we face increasingly serious risks to the performance and security of our information technology infrastructure and services that may be caused by these third-party-developed components, including risks relating to incompatibilities among these components, service failures or delays or back-end procedures on hardware and software. We also need to continuously enhance our existing technology.

Otherwise, we face the risk of our information technology infrastructure becoming unstable and susceptible to security breaches. This instability or susceptibility could create serious challenges to the security and uninterrupted operation of our platform and services, which would materially and adversely affect our business and reputation.

We face risk in collecting our accounts receivable.

We grant credit terms to certain of our ecosystem participants for services rendered to them. For example, we promote ETC cards for highway authorities through our mobile apps and offline marketing and grant credit terms for service fees charged to highway authorities. We may not be able to collect our accounts receivable if the operation and liquidity condition of these ecosystem participants change, or if they dispute the services we provided. As of December 31, 2020, the balance of our accounts receivable was RMB34.7 million (US$5.3 million). If we fail to collect all or part of such accounts receivable in a timely manner, or at all, our financial condition may be materially and adversely affected.

Any failure by us or our business partners to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We and our business partners and third-party payment service providers are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industries relevant to our business, such as any failure of online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan, to provide additional incentives to directors, officers, employees and consultants. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to awards granted under the 2018 Plan is 2,636,675,056. We adopted the 2021 equity incentive plan in April 2021, or the 2021 Plan, to provide additional incentives to our employees, directors and consultants. The maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2021 Plan, or the share reserve, was initially set at 466,685,092. If the share reserve falls below 3.0% of our total outstanding shares on the last day of a calendar year, the share reserve shall automatically be increased to 3.0% of our total outstanding shares on the January 1 immediately thereafter. See “Management—Share Incentive Plans.” We have granted options to certain directors, officers and employees, and option to purchase 209,203,916 ordinary shares was outstanding as of the date of this prospectus. We recorded RMB455.6 million and RMB3,486.3 million (US$ 534.3 million) in 2019 and 2020, respectively, in share-based compensation expenses in relation to share-based award grants, including grants to the management members of certain of our equity investees. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our quarterly results of operations, including the levels of our revenue, operating cost and expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract or maintain a critical mass of shippers and truckers;

•	the levels of user engagement and transaction activities;

•	the mix of solutions and services we offer;

•	the amount and timing incurring our operating cost and expenses and the maintenance and expansion of our business, operations and infrastructure;

•	our focus on the long-term success and future growth, instead of near-term profit;

•	our ability to execute our monetization strategies;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	changes in applicable laws and regulations.

In addition, because our revenue generated from freight brokerage and online transaction service is related to the available working days of shippers and truckers, national holidays and the number of business days during a given period may also create seasonal impact on our results of operations. The transaction volume on our platform is typically lower during the first quarter each year due to the Chinese New Year holiday season. In addition, some shippers operate in industries where shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods, as we cannot influence or forecast many of these factors. The quarterly fluctuations in our revenue and results of operations could result in volatility and cause the price of our ADSs to fall. As our revenue grow, these seasonal fluctuations may become more pronounced.

The successful operation of our business depends upon the performance, reliability and security of the internet infrastructure in China.

The successful operation of our business depends on the performance and reliability of the internet infrastructure and telecommunications networks in China. Almost all access to the internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Further, if internet access fees or other charges to internet users increase, our user engagement and transaction activities may decline and our business may be harmed.

Our business depends upon the interoperability of our platform across devices, operating systems, and third-party applications that we do not control.

One of the most important features of our platform is its broad interoperability with a range of devices, operating systems, and third-party applications. Our platform is accessible from devices running various operating systems such as iOS and Android and the web portals for personal computers. We depend on the accessibility of our platform across these third-party operating systems and applications that we do not control. Moreover, third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of relevant third parties following development changes. The loss of interoperability, whether due to actions of third parties or otherwise, could adversely affect our business.

Our use of third-party open source software could adversely affect our ability to offer our products and offerings and subjects us to possible litigation.

We use open source software in our software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require the source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are dependent on app stores to distribute our mobile apps.

We currently cooperate with Apple’s app store and Android app stores to distribute our mobile apps to users. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including claims arising from our freight brokerage service and discontinued financial leasing service. See “—We face risks associated with the cargo transported using our freight brokerage service and vicarious liability for vehicles registered with us.”. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters.

These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, value-added telecommunication services laws, intellectual property laws, securities laws, financial services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Certain of our leased property interests may be defective, which could cause disruption to our business.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. As of the date of this prospectus, we are not aware of any material claims or actions being contemplated or initiated by government authorities with respect to our leasehold interests in or use of such properties. In addition, we may become involved in disputes with the property owners or parties who otherwise have rights to or interests in our leased properties, and for instance, if a lessor of our leased properties has not obtained valid authorizations from the legal owners with respect to our leases, or has not obtained requisite approvals or permits with respect to the construction of such properties, our leases with such lessor could be invalid. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from external parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be adversely affected.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations, and the net proceeds from this offering are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. Issuances of equity or convertible debt securities may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the public offering price of this offering. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Our business depends substantially on the continuing efforts of our directors, executive officers, senior management, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continuing efforts of our directors, executive officers, senior management, and key employees and qualified personnel. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers, senior management, key employees or qualified personnel were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. The size and scope of our platform also require us to hire and retain a wide range of capable and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels. Since the road transportation industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.

We do not have key man insurance for our directors, executive officers, senior management or other key employees. If any of our key employees terminate his or her services or otherwise becomes unable to provide continuous services to us, our business, financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.

Our metrics and estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GTV, fulfilled orders, average shipper MAUs and shipper MAUs, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data, which are subject to our estimates and adjustments. For example, we define (i) active shippers as the aggregate number of registered shipper accounts on our platform that have posted at least one shipping order on our platform during a given period, and (ii) shipper MAUs as the number of active shippers in a given month. However, some shippers may use more than one account, and/or may share the same account with other shippers. As a result, our shipper MAUs may understate or overstate the number of shippers who have posted at least one shipping order on our platform in a given month. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We may not be able to prevent others from unauthorized use of our intellectual property and we may be subject to intellectual property infringement claims, either of which could harm our business and competitive position.

We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. As of December 31, 2020, we had 73 patents, 294 pending patent applications, 766 registered trademarks, 147 pending trademark applications and 139 registered software copyrights in China. As of December 31, 2020, we had 19 registered trademarks and one pending trademark in other countries, including India, Russia and Vietnam.

We have invested significant resources to develop these intellectual properties. However, any of our intellectual property rights could be challenged, invalidated or circumvented, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damage. Because of the rapid pace of technological change, there can be no assurance that all of our proprietary technologies and similar intellectual property will be patented in a timely or cost-effective manner, or at all. Furthermore, parts of our business rely on technologies developed or licensed by other parties, or co-developed with other parties, including open source software, and we may not be able to obtain or continue to obtain licenses and technologies from these other parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. For instance, we may seek to register new trademarks in the future, and there is no assurance that the relevant applications for trademark registrations in the PRC will be approved by competent governmental authority. If such trademarks could not be successfully registered in the categories related to our business, we may fail to prevent others from using such trademarks in businesses similar to ours, and our business, financial condition and results of operations may be materially and adversely affected. In addition, confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Meanwhile, our operations or any aspects of our business could infringe upon or otherwise violate trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights held by other parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, other parties’ trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights may be infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the U.S. or other jurisdictions. If any infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, copyrights, know-how, proprietary technologies or other intellectual property rights in China are still evolving and are uncertain, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our insurance coverage strategy may not be adequate to protect us from all business risks or, if insurance carriers change the terms of such insurance in a manner not favorable to us, if we are required to purchase additional insurance for other aspects of our business, or if we fail to comply with regulations governing insurance coverage, our business could be harmed.

We maintain various insurance policies to safeguard against risks and unexpected events. However, we do not maintain business interruption insurance or key-man insurance or any insurance covering liabilities resulting from misconducts or illegal activities committed by our employees, users or business partners. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected. See also “—We face risks associated with the cargo transported using our freight brokerage service and vicarious liability for vehicles registered with us.” If our insurance carriers change the terms of our policies in a manner unfavorable to us, our insurance costs could increase.

In addition, we are subject to laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Further, shippers using our freight brokerage service may require higher levels of coverage as a condition to entering into contracts with us. Any failure, or perceived failure, by us to comply with laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. For example, our platform was created through the merger of Yunmaman and Huochebang in 2017. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•

inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits, including the inability to successfully further develop the acquired technology;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing business;

•	strain on our liquidity and capital resources;

•	difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

•	difficulties in retaining relationships with existing business partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.

We have limited influence over our minority-owned investees, which subjects us to substantial risks, including potential loss of value.

Our growth strategy has included investing in minority ownership positions in technology and logistics companies. Our investment in these entities involves significant risks that are outside of our control. We have limited influence over our minority-owned investees. As a result, the boards of directors or management teams of these companies may make decisions or take actions with which we disagree or that may be harmful to the value of our ownership in these companies.

In addition, any material decline in the business of these entities would adversely affect the value of our assets and our financial results. Furthermore, the value of these assets is based in part on the market valuations of these entities, and weakened financial markets have adversely affected, and may in the future adversely affect such valuations. These positions could expose us to risks, litigation, and unknown liabilities because, among other things,

•	these companies have limited operating histories in an evolving industry and may have less predictable operating results;

•	these companies are privately owned and, as a result, limited public information is available and we may not learn all the material information regarding these businesses;

•

these companies may be domiciled and operate in countries with particular economic, tax, political, legal, safety, regulatory and public health risks, including the extent of the impact of the COVID-19 pandemic on their business;

•

these companies depend on the management talents and efforts of a small group of individuals, and, as a result, the death, disability, resignation, or termination of one or more of these individuals could have an adverse effect on the relevant company’s operations; and

•

these companies will likely require substantial additional capital to support their operations and expansion and to maintain their competitive positions. Any of these risks could materially affect the value of our assets, which could have an adverse effect on our business, financial condition or results of operations.

Furthermore, we are contractually limited in our ability to sell or transfer these assets. There is currently no public market for any of these securities, and there may be no market in the future if and when we decide to sell such assets. Furthermore, we may have to sell these assets at a time at which we would not be able to realize what we believe to be the long-term value of these assets. Additionally, we may have to pay significant taxes upon the sale or transfer of these assets. Accordingly, we may never realize the value of these assets relative to the contributions we made to these businesses.

In addition, loss incurred by our equity method investees affects our results of operations. We recognized share of loss in equity method investees of RMB1.7 million and RMB11.1 million (US$1.7 million) in 2019 and 2020, respectively. We also extend loans to certain companies from time to time and may experience impairment loss in connection with such loans. We recognized impairment loss of RMB710.3 million in 2019, which was related to a one-time write-off of loans made to Guangzhou Zhihong Logistics Co., Ltd., or Guangzhou Zhihong.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to the lack of sufficient skilled financial reporting and accounting personnel with appropriate knowledge, in particular, to (i) to establish and implement key controls over period end closing, financial reporting and contract management, and (ii) to handle accounting issues and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented and are continuing to implement a number of measures to address the material weakness that has been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NYSE after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2022, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension insurance, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs, our financial condition and results of operations may be adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, we cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. Under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. For instance, certain of our PRC subsidiaries, consolidated VIEs and consolidated affiliated entities engage third-party human resources agencies to make social insurance and housing provident fund contributions for some of their employees. There is no assurance that such third-party agencies make contributions in full in a timely manner, or at all, and even if they do, regulators may deem such practice to be noncompliant with the relevant labor laws and bring enforcement actions against us. If we are deemed to have violated relevant labor laws and regulations, we could be required to make additional contributions to social insurance or housing provident funds, pay late fees and fines, provide additional compensation to our employees or adjust our labor practices and our business, financial condition and results of operations could be materially and adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis may materially and adversely affect our business, prospects, financial condition and results of operation.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, financial condition and results of operations. In particular, general economic factors and conditions in China or worldwide, may affect the road transportation industry in general. The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over the downturn in economic output caused by the COVID-19 outbreak. It is unclear whether these challenges will be contained and what effects they each may have. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining, and China’s economy contracted in the first quarter of 2020 as a result of the COVID-19 outbreak. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. These adverse economic effects could negatively affect the road transportation industry, resulting in reduced cargo volumes and truck capacity on our platform and as well as financial difficulty among shippers and truckers, which would negatively impact their ability to repay loans facilitated by us or otherwise materially and adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics and other outbreaks, harsh weather and natural disasters, which could significantly disrupt our operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, harsh weather conditions or natural disasters, such as snowstorms, earthquakes, fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China could materially disrupt our business and operations. These events could also significantly impact the industries we operate in and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees, or employees of our business partners were suspected of contracting an epidemic disease, since this could require us or business partners to quarantine some or all of these employees or disinfect the facilities used for operations. In addition, our revenue and profitability could be materially reduced to the extent that a health epidemic, adverse weather conditions or natural disaster or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if shippers, truckers and other ecosystem participants were affected by health pandemics or epidemics, harsh weather conditions, natural disasters or other outbreaks. See also “—The COVID-19 outbreak has adversely affected, and may continue to adversely affect our results of operations.”

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, as well as the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we were unable to conduct our business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. If any further such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

Risks Relating to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

The current industry entry clearance requirements governing the foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalog for Foreign Investment (2019 version), as promulgated by the NDRC and the MOFCOM and taking effect on July 30, 2019, and the 2020 Negative List. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2020 Negative List and other applicable laws and regulations, the industry of value-added telecommunications services (other than the services of electronic commerce, multiparty conferencing within the PRC, information storage and forwarding, and call center) generally falls into the restricted category with very limited exceptions in certain pilot demonstration zones.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, or FIEs. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through our consolidated VIEs, as defined below, which hold certain licenses required to operate our business in China. Our subsidiary, Jiangsu Manyu Logistics Information Co., Ltd., or Jiangsu Manyu, has entered into a series of contractual arrangements with Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Yunmanman Technology Co., Ltd., or Beijing Yunmanman, and their respective shareholders. In addition, our subsidiary, Full Truck Alliance Information Consulting Co., Ltd., or FTA Information, has entered into a series of contractual arrangements with Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA, and its shareholders. Shanghai Xiwei, Beijing Yunmanman and Guizhou FTA are collectively referred to as our consolidated VIEs. For a detailed description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among (i) Jiangsu Manyun, Shanghai Xiwei and Shanghai Xiwei’s shareholders, (ii) Jiangsu Manyun, Beijing Yunmanman and Beijing Yunmanman’s shareholders and (iii) FTA Information, Guizhou FTA and Guizhou FTA’s shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the PRC Foreign Investment Law and its implementing rules, the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry and other industries we are or will be engaged in, there can be no assurance that the PRC government authorities, including the Ministry of Commerce, or the MOFCOM, the MIIT or other competent authorities would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our relevant business and operating licenses;

•	fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our relevant services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs’ business and operations; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.” Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such VIEs in our consolidated financial statements. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our subsidiaries in China or our consolidated VIEs or their subsidiaries. See “Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.”

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to conduct a substantial part of our operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

We rely on contractual arrangements with our consolidated VIEs and their shareholders to conduct a substantial part of our operations in China, which is important to our ability to offer a convenient customer experience. For a description of these contractual arrangements, see “Our History and Corporate Structure—Contractual Arrangements with Consolidated VIEs and Their Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

If any of our VIEs or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “—Risks Relating to Doing Business in China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.”

The shareholders of our consolidated VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

In connection with our operations in China, we rely on the shareholders of our consolidated VIEs to abide by the obligations under such contractual arrangements. The interests of these shareholders in their individual capacities as the shareholders of our consolidated VIEs may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIEs, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs and their subsidiaries to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, our consolidated VIEs may be jeopardized if such individuals breach the terms of the contractual arrangements or are subject to legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIEs may encounter, on one hand, and as a beneficial owner of our company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in our consolidated VIEs to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIEs as provided under the power of attorney agreements, directly appoint new directors of our consolidated VIEs. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors have a duty of care and a duty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our corporate actions will be substantially controlled by Mr. Peter Hui Zhang, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ADSs and materially reduce the value of your investment.

Our post-listing memorandum and articles of association will provide that in respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. Mr. Peter Hui Zhang, our founder, chairman and chief executive officer, will hold the voting power over all the Class B ordinary shares issued and outstanding, representing     % of the voting power of our total issued and outstanding shares immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, Mr. Peter Hui Zhang will have the ability to control or exert significant influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

•	the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our disposition of substantially all of our assets; and

•	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the ADSs. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

The dual-class structure of our share capital may render the ADSs ineligible for inclusion in certain stock market indices, and thus adversely affect the market price and liquidity of the ADSs.

In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual-class capital structure would make the ADSs ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the ADSs. These policies are still relatively new and it is yet unclear what effect, if any, they have had and will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included and may adversely affect the liquidity of the shares of such companies. As such, the exclusion of the ADSs from these indices could result in a less active trading market for the ADSs and adversely affect their trading price.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our operations are mainly conducted in the PRC, and all of our revenue has historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, restricting the inflow and outflow of foreign capital, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our business, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries, consolidated VIEs and consolidated affiliated entities are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Uncertainties due to evolving laws and regulations could impede the ability of a China-based issuer, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and/or our intellectual property rights and could materially and adversely affect our business, financial condition and results of operations.

Furthermore, the high volume of orders and transactions taking place on our platform as well as publicity about our business attracts heightened attention from the public, regulators and the media. In addition, due to changes that have occurred and will occur in our services or policies, we have faced and may continue to face objections, complaints and negative comments from members of the public, the traditional, new and social media, shippers, truckers and other participants on our platform. From time to time, these objections, complaints and negative comments, regardless of their veracity, may result in user dissatisfaction, public protests or negative publicity, which could result in government inquiries or substantial harm to our brand, reputation and operations. If we do not pay sufficient attention to public opinion or if any incident arises but is not dealt with in a timely manner, our reputation, brand and image will be adversely affected.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for

Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, CM Law Firm, that the CSRC approval is not required in the context of this offering because (i) we establish PRC subsidiary by means of direct investment and acquiring equity interests or assets of an entity other than “PRC domestic company” as defined under the M&A Rules; and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements between (x) Jiangsu Manyun, Shanghai Xiwei and Shanghai Xiwei’s shareholders, (y) Jiangsu Manyun, Beijing Yunmanman and Beijing Yunmanman’s shareholders and (z) FTA Information, Guizhou FTA and Guizhou FTA’s shareholders as a type of acquisition transaction falling under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the ADSs.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the

MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. See “Regulations—M&A Rules and Overseas Listings.”

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted options under our 2018 Plan may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company, such as our 2018 Plan, who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries, consolidated VIEs and consolidated affiliated entities incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries, consolidated VIEs and consolidated affiliated entities and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries, consolidated VIEs and consolidated affiliated entities incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries, consolidated VIEs and consolidated affiliated entities incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries, consolidated VIEs and consolidated affiliated entities did not have any retained earnings available for distribution in the form of dividends as of December 31, 2020. In addition, registered capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of

25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of the ADSs or Class A ordinary shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares or ADSs, and any gain realized from the transfer of our Class A ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether in practice holders of the ADSs or Class A ordinary shares would be able to obtain the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to restrictions on currency exchange.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the

PRC government, and Renminbi internationalization. For example, On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. More recently, on November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the value of the Renminbi appreciated further by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. In 2019, the value of the Renminbi further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

All of our revenue and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the concerns.

In December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction, or covered issuers. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and Nasdaq Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner.

As a result of the foregoing legislative and regulatory developments in the United States, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated

U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We conduct our operations mainly in China, and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this prospectus in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this prospectus. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where a China-based issuer, such as our company, may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Risks Relating to This Offering

There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or ADSs. We [will apply] for approval of the ADSs representing Class A ordinary shares for listing on the NYSE. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, stock prices for certain PRC-based companies have fluctuated partly due to the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in the U.S., which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the coronavirus outbreak have triggered significant price fluctuations in the U.S. stock market. All these fluctuations and incidents may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other providers of similar services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our issued shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$         per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$        , as of December 31, 2020, after giving effect to this offering, and the assumed initial public offering price of

US$             per ADS. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the vesting of the options granted under our share incentive plans. Class A ordinary shares issuable under our share incentive plans may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. Upon completion of this offering, we will have              Class A ordinary shares and 3,068,619,066 Class B ordinary shares outstanding, including                  Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. We, our directors, executive officers, and existing shareholders have agreed not to sell any Class A ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. All ADSs representing our Class A ordinary shares sold in this offering are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our post-listing memorandum and articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

As an ADS holder, your rights to pursue claims against the depositary are limited by the terms of the deposit agreement, and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. In addition, once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our post-listing memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

We have adopted the post-listing memorandum and articles of association to be effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our post-listing memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 30 votes in respect of all matters subject to a shareholders’ vote.

Our post-listing memorandum and articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our post-listing articles of association expected to be effective immediately prior to the completion of this offering provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company,

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our company or our shareholders,

•	any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association, or

•

any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our post-listing articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have an adverse effect on our business and financial performance.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs representing our Class A ordinary shares provides that, to the extent permitted by law, holders of our ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claims under U.S. federal securities laws. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. We believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the Class A ordinary shares from the ADS facility with respect to claims arising before the cancelation of the ADSs and the withdrawal of the Class A ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the Class A ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the Class A ordinary shares represented by the ADSs from the ADS facility.

The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would materially and adversely affect the rights of shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-listing memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not expect to be a PFIC for the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

It is possible that we may be a PFIC for the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, there is no assurance that a portion of the value of our goodwill will not be attributable to our credit solutions business, in which case the value of our goodwill that is treated as an active asset will be lower than the total value of our goodwill.

In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. See “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among other things, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on all of the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenses;

•	industry landscape of, and trends in, China’s road transportation market;

•	competition in our industry;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding our relationships with shippers, truckers and other ecosystem participants;

•	our ability to protect our systems and infrastructures from cyber-attacks;

•	our expectation regarding the use of proceeds from this offering;

•	PRC laws, regulations, and policies relating to the road transportation market; and

•	general economic and business conditions.

This prospectus also contains market data relating to the road transportation market in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by China Insights Consultancy, including a report which we commissioned China Insights Consultancy to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The road transportation market in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$         , or approximately US$          if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial public offering price of US$          per ADS (the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$          per ADS would increase (decrease) the net proceeds to us from this offering by US$         , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

•	approximately % for investment in infrastructure development and technology innovation;

•	approximately % for expansion of service offerings; and

•	the balance for general corporate purposes, including working capital needs and potential acquisitions and investments (although we are not currently negotiating any such acquisitions or investments).

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIEs only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. For further information, see “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

DIVIDEND POLICY

Since inception, we have not declared or paid any dividends on our shares. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our PRC subsidiaries for our cash requirements. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Risk Factors—Risks Relating to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2020 presented on:

•	an actual basis;

•

a pro forma basis to reflect (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics Information Co., Ltd, or Full Load Logistics, and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$          per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual		Pro Forma (unaudited)		Pro Forma as Adjusted (unaudited)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Convertible redeemable preferred shares	32,846,087	5,033,886
Subscription receivables	(1,310,140)	(200,791)
Total mezzanine equity	31,535,947	4,833,095
Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value, 33,562,015,467 shares authorized, 3,517,944,736 shares issued and outstanding as of December 31, 2020)	233	35
Class B ordinary shares (US$0.00001 par value, 963,610,653 shares authorized, 963,610,653 shares issued and outstanding as of December 31, 2020)	63	10
Additional paid-in capital	3,809,060	583,764
Accumulated other comprehensive income	1,072,307	164,338
Accumulated deficit	(13,365,806)	(2,048,399)

Total Shareholders’ deficit	(8,484,143)	(1,300,252)
Non-controlling interests	422	65
Total Full Truck Alliance Co. Ltd. deficit	(8,483,721)	(1,300,187)

Total capitalization	25,133,356	3,851,855

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued ordinary shares and holders of our preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

Our net tangible book value as of December 31, 2020 was approximately negative US$1,815 million, or negative US$0.53 per ordinary share as of that date, and negative US$         per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our intangible assets, goodwill, total consolidated liabilities and mezzanine equity. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) the issuance and sale by us of shares represented by ADSs in this offering at an assumed initial public offering price of US$         per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2020, other than to give effect to (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v) the issuance and sale by us of                      Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$         per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been US$         million, or US$         per issued ordinary share and US$         per ADS. This represents an immediate increase in net tangible book value of US$         per ordinary share and US$         per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$         per ordinary share and US$         per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value as of December 31, 2020	US$	(0.53)	US$

Pro forma net tangible book value after giving effect to (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares

	US$		US$

Pro forma as adjusted net tangible book value after giving effect to (i) the repurchase of 10,000,000 Class A ordinary shares from DWJ Partners Limited in January 2021, (ii) the reclassification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into              Class A ordinary shares and (v) this offering

	US$		US$
Assumed initial public offering price	US$		US$
Dilution in net tangible book value to new investors in the offering	US$		US$

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders, including holders of our preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$        per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$         million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$         per ordinary share and US$         per ADS and the dilution in pro forma as adjusted net tangible book

value per ordinary share and per ADS to new investors in this offering by US$         per ordinary share and US$         per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding preferred shares immediately upon the completion of this offering, and they do not take into consideration of the outstanding options granted under the 2018 Plan. As of the date of this prospectus, there are also (i) 104,463,233 Class A ordinary shares issuable to Sinopec or convertible from the Series A-16 preferred shares issuable to Sinopec, as the case may be; (ii) 209,203,916 Class A ordinary shares issuable upon the exercise of 209,203,916 outstanding options under the 2018 Plan; and (iii) 231,712,193 Class A ordinary shares available for future issuance upon the exercise of future grants under the 2018 Plan and 466,685,092 ordinary shares initially reserved for future issuance under the 2021 Plan. If any of these options are exercised, there will be further dilution to new investors.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted in the PRC, and substantially all of our assets are located in the PRC. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and CM Law Firm, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

CM Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. CM Law Firm has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is rendered or on principles of reciprocity between jurisdictions. As there exists no treaty or other form of written arrangement between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

The operations of Yunmanman commenced in 2013. Prior to December 2017, the Yunmanman platform was operated by the subsidiaries and variable interest entities of Full Truck Logistics Information Co. Ltd, an exempted company incorporated under the laws of the Cayman Islands. The operations of Huochebang commenced in 2011. Prior to December 2017, the Huochebang platform was operated by the subsidiaries and variable interest entities of Truck Alliance Inc., an exempted company incorporated under the laws of the Cayman Islands.

In December 2017, Full Truck Logistics Information Co. Ltd and Truck Alliance Inc. merged into Full Truck Alliance Co. Ltd., an exempted company incorporated under the laws of the Cayman Islands.

Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with Shanghai Xiwei Information Consulting Co., Ltd., or Shanghai Xiwei, Beijing Yunmanman Technology Co., Ltd., or Beijing Yunmanman, and Guizhou FTA Logistics Technology Co., Ltd., or Guizhou FTA, which are our consolidated VIEs. Our consolidated VIEs and their subsidiaries hold certain licenses required to operate our business in China. We gained control over Shanghai Xiwei and Beijing Yunmanman through Jiangsu Manyun by entering into a series of contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and their respective shareholders. In addition, we gained control over Guizhou FTA through FTA Information by entering into a series of contractual arrangements with Guizhou FTA and its shareholders. For more details and risks related to our variable interest entity structure, please see “—Contractual Arrangements with the VIEs and their Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure with our principal subsidiaries as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted. Equity interests depicted in this diagram are held as to 100%.

(1)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 65% and 35% equity interest, respectively, in Beijing Yunmanman. Mr. Peter Hui Zhang is our founder, chairman of our board of directors and chief executive officer. Ms. Guizhen Ma is a director and a member of our management. Beijing Yunmanman is not currently engaged in any material business operation.

(2)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 60% and 40% equity interest, respectively, in Shanghai Xiwei. Shanghai Xiwei and its subsidiaries are primarily involved in operating our Yunmanman apps and providing freight matching services and value-added services.

(3)	Includes one insignificant subsidiary that is wholly-owned by Shanghai Xiwei and two other insignificant subsidiaries, each with 51% equity interest held by Shanghai Xiwei.
(4)	Includes five insignificant subsidiaries that are wholly-owned by Manyun Software and one other insignificant subsidiary with 70% equity interest held by Manyun Software.
(5)

Mr. Peter Hui Zhang and Ms. Guizhen Ma hold 70% and 30% equity interest, respectively, in Guizhou FTA. Guizhou FTA and its subsidiaries are primarily involved in operating our Huochebang apps and providing freight matching services and value-added services. Previously, Guiyang Huochebang was a consolidated VIE of FTA Information. Guizhou FTA was a newly established entity. In March 2021, as directed by FTA Information, Guizhou FTA acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang pursuant to the contractual arrangements between FTA Information and the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through contractual arrangements. Guiyang Huochebang continues to hold the licenses required to operate its business following such transactions.

(6)	Includes 21 insignificant subsidiaries that are wholly-owned by Guiyang Huochebang

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services. We are a company registered in the Cayman Islands. See “Regulation—Regulations Related to Foreign Investment.” Jiangsu Manyun and FTA Information are considered as foreign-invested enterprises. We effectively control our consolidated VIEs through these contractual arrangements, as described in more detail below, which collectively enables us to:

•	exercise effective control over our consolidated VIEs and their subsidiaries;

•	receive substantially all the economic benefits of our consolidated VIEs; and

•	have an exclusive option to purchase all or part of the equity interests in all or part of the assets when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of our consolidated VIEs and their subsidiaries. We have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of CM Law Firm, our PRC legal counsel:

•

the ownership structures of Jiangsu Manyun, FTA Information and our consolidated VIEs in China, both currently and immediately after giving effect to this offering, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•

the contractual arrangements among Jiangsu Manyun, FTA Information, our consolidated VIEs and their shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations related to the contractual arrangements. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure.”

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. For additional information, see “Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our consolidated VIEs and their shareholders to conduct a substantial part of our operations in China, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.”

The following is a summary of the currently effective contractual arrangements by and among (i) Jiangsu Manyun, Shanghai Xiwei and its shareholders, (ii) Jiangsu Manyun, Beijing Yunmanman and its shareholders, and (iii) FTA Information, Guizhou FTA and its shareholders.

Contractual arrangements with Shanghai Xiwei and its shareholders

The original set of contractual arrangements with Shanghai Xiwei and its shareholders was entered into in September 2014. In connection with the transfer of equity interest in Shanghai Xiwei by one of its shareholders, we entered into a new set of equity interest pledge agreement, power of attorney, exclusive option agreement and spouse consent letters with the current shareholders of Shanghai Xiwei and their respective spouse, as applicable, in February 2021.

Agreements that provide us with effective control over Shanghai Xiwei and its subsidiaries

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, each shareholder of Shanghai Xiwei has pledged all of such shareholder’s equity interest in Shanghai Xiwei as a security interest, as applicable, to respectively guarantee Shanghai Xiwei and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Shanghai Xiwei or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Shanghai Xiwei agrees that, during the term of the equity interest pledge agreement, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreement remains effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. As of the date of this prospectus, the equity interest pledges by the shareholders of Shanghai Xiwei pursuant to the equity interest pledge agreement have been registered with the relevant local counterpart of the State Administration for Market Regulation, or the SAMR.

Spousal Consent Letters. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Shanghai Xiwei acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Shanghai Xiwei held by her respective spouses or over the management of Shanghai Xiwei. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Shanghai Xiwei held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Shanghai Xiwei has irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Shanghai Xiwei during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Shanghai Xiwei according to the applicable PRC laws and Shanghai Xiwei’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Shanghai Xiwei; (ii) asset transfer, capital reduction and capital increase of Shanghai Xiwei; and (iii) other decisions that would have a material effect on Shanghai Xiwei’s assets and operations.

Agreement that allows us to receive economic benefits from Shanghai Xiwei and its subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Shanghai Xiwei appoints Jiangsu Manyun as its exclusive services provider to provide Shanghai Xiwei with services related to Shanghai Xiwei’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Shanghai Xiwei shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Shanghai Xiwei’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Shanghai Xiwei’s operations to the extent agreed by Jiangsu Mangyu in writing. The exclusive service agreement remains effective from September 10, 2014 unless terminated in writing by Jiangsu Manyun.

Agreement that provides us with the option to purchase the equity interest in Shanghai Xiwei

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Shanghai Xiwei and each of Shanghai Xiwei’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Shanghai Xiwei then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Shanghai Xiwei shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Shanghai Xiwei held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.

Contractual arrangements with Beijing Yunmanman and its shareholders

The original set of contractual arrangements with Beijing Yunmanman and its shareholders was entered into in September 2014. In connection with the transfer of equity interest in Beijing Yunmanman by one of its shareholders, we entered into a new set of contractual arrangements with Beijing Yunmanman, its current shareholders and their respective spouse, as applicable, in March 2021.

Agreements that provide us with effective control over Beijing Yunmanman and its subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Yunmanman has pledged all of such shareholder’s equity interest in Beijing Yunmanman as a security interest, as applicable, to respectively guarantee Beijing Yunmanman and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Beijing Yunmanman or any of its shareholders breaches their contractual obligations under these agreements, Jiangsu Manyun, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Jiangsu Manyun to the extent permitted by PRC laws may exercise the right to enforce the pledge through purchase, auction or sale of the equity interest. Each of the shareholders of Beijing Yunmanman agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of Jiangsu Manyun. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. As of the date of this prospectus, the equity interest pledges by the shareholders of Beijing Yunmanman pursuant to the equity interest pledge agreements have been registered with the relevant local counterpart of the SAMR.

Spousal Consent Letters. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Beijing Yunmanman acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Beijing Yunmanman held by her respective spouses or over the management of Beijing Yunmanman. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Beijing Yunmanman held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Beijing Yunmanman has irrevocably authorized Jiangsu Manyun to exercise the following rights relating to all equity interests held by such shareholder in Beijing Yunmanman during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Beijing Yunmanman according to the applicable PRC laws and Beijing Yunmanman’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Beijing Yunmanman; (ii) asset transfer, capital reduction and capital increase of Beijing Yunmanman; and (iii) other decisions that would have a material effect on Beijing Yunmanman’s assets and operations.

Agreement that allows us to receive economic benefits from Beijing Yunmanman and its subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Beijing Yunmanman appoints Jiangsu Manyun as its exclusive services provider to provide Beijing Yunmanman with services related to Beijing Yunmanman’s business during the term of the exclusive service agreement. In consideration of the services provided by Jiangsu Manyun, Beijing Yunmanman shall pay Jiangsu Manyun annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Beijing Yunmanman’s profit before taxation for the previous year. Such annual service fees can be adjusted based on Jiangsu Manyun’s services and Beijing Yunmanman’s operations to the extent agreed by Jiangsu Mangyun in writing. The exclusive service agreement remains effective from March 22, 2021 unless terminated in writing by Jiangsu Manyun.

Agreement that provides us with the option to purchase the equity interest in Beijing Yunmanman

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Beijing Yunmanman and each of Beijing Yunmanman’s shareholders have irrevocably granted Jiangsu Manyun an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Beijing Yunmanman then held by its shareholders at once or at multiple times at any time in part or in whole at Jiangsu Manyun’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Beijing Yunmanman shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Beijing Yunmanman held by its shareholders have been transferred or assigned to Jiangsu Manyun or its designated entities or persons.

Contractual Arrangements with Guizhou FTA and its shareholders

Agreements that provide us with effective control over Guizhou FTA and its subsidiaries

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Guizhou FTA has pledged all of such shareholder’s equity interest in Guizhou FTA as a security interest, as applicable, to respectively guarantee Guizhou FTA and its shareholders’ performance of their obligations under the relevant contractual arrangement, which include the exclusive service agreement, exclusive option agreement and power of attorney. If Guizhou FTA or any of its shareholders breaches their contractual obligations under these agreements, FTA Information, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, FTA Information to the extent permitted by PRC laws may exercise the right to enforce the pledges through purchase, auction or sale of the equity interest. Each of the shareholders of Guizhou FTA agrees that, during the term of the equity interest pledge agreements, such shareholder shall not transfer the equity interest, place or permit the existence of any security interest or other encumbrance on the equity interest or any portion thereof, without the prior written consent of FTA Information. The equity interest pledge agreements remain effective until all obligations under the relevant contractual agreements have been fully performed and all secured indebtedness have been fully paid, whichever is later. As of the date of this prospectus, the equity interest pledges by the shareholders of Guizhou FTA pursuant to the equity interest pledge agreements have been registered with the relevant local counterpart of the SAMR.

Spousal Consent Letters. Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of Guizhou FTA acknowledges and confirms the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in Guizhou FTA held by her respective spouses or over the management of Guizhou FTA. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in Guizhou FTA held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

Power of Attorney. Pursuant to the power of attorney, each shareholder of Guizhou FTA has irrevocably authorized FTA Information to exercise the following rights relating to all equity interests held by such shareholder in Guizhou FTA during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in Guizhou FTA according to the applicable PRC laws and Guizhou FTA’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited designating and appointing the directors of Guizhou FTA; (ii) asset transfer, capital reduction and capital increase of Guizhou FTA; and (iii) other decisions that would have a material effect on Guizhou FTA’s assets and operations.

Agreement that allows us to receive economic benefits from Guizhou FTA and its subsidiaries

Exclusive Service Agreement. Under the exclusive service agreement, Guizhou FTA appoints FTA Information as its exclusive services provider to provide Guizhou FTA with services related to Guizhou FTA’s business during the term of the exclusive service agreement. In consideration of the services provided by FTA Information, Guizhou FTA shall pay FTA Information annual service fees, which should be mutually agreed by both parties, but in any event not less than an amount equal to 90% of Guizhou FTA’s profit before taxation for the previous year. Such annual service fees can be adjusted based on FTA Information’s services and Guizhou FTA’s operations to the extent agreed by FTA Information in writing. The exclusive service agreement remains effective from March 12, 2021 unless terminated in writing by FTA Information.

Agreement that provides us with the option to purchase the equity interest in Guizhou FTA

Exclusive Option Agreement. Pursuant to the exclusive option agreement, Guizhou FTA and each of Guizhou FTA’s shareholders have irrevocably granted FTA Information an irrevocable and exclusive right to purchase, or designate one or more entities or persons to purchase, the equity interests in Guizhou FTA then held by its shareholders at once or at multiple times at any time in part or in whole at FTA Information’s sole and absolute discretion to the extent permitted by PRC law. The purchase price for the equity interests in Guizhou FTA shall equal to the minimum price permitted by PRC law. This agreement will remain effective until all equity interests of Guizhou FTA held by its shareholders have been transferred or assigned to FTA Information or its designated entities or persons.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations and comprehensive loss data and selected consolidated statement of cash flows data for the years ended December 31, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

The following table presents our selected consolidated statements of operations and comprehensive loss data for the periods indicated.

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except share and per share data)
Selected Consolidated Statements of Operations and Comprehensive Loss:
Net revenues (including value-added taxes, “VAT”, of RMB1,359,320 and RMB1,434,015 for the years ended December 31, 2019 and 2020, respectively)	2,473,061	2,580,820	395,528

Operating expenses:
Cost of revenues (including VAT net of refund of VAT, of RMB953,200 and RMB893,909 for the years ended December 31, 2019 and 2020, respectively)(1)	(1,389,864)	(1,316,017)	(201,688)
Sales and marketing expenses(1)	(403,117)	(454,343)	(69,631)
General and administrative expenses(1)	(1,189,423)	(3,938,565)	(603,611)
Research and development expenses(1)	(396,692)	(413,369)	(63,352)
Provision for loans receivables	(127,790)	(94,160)	(14,431)

Total operating expenses	(3,506,886)	(6,216,454)	(952,713)
Other operating income	13,223	21,031	3,223

Loss from operations	(1,020,602)	(3,614,603)	(553,962)
Other (expense) income:
Interest income	229,310	209,832	32,158
Interest expenses	(39,996)	(8,367)	(1,282)
Foreign exchange loss	(4,410)	(21,276)	(3,261)
Investment income	—	3,321	509
Unrealized gains from fair value changes of trading securities and derivative assets	—	18,140	2,780
Other expenses, net	(8,585)	(5,559)	(852)
Impairment loss	(710,331)	(22,030)	(3,376)
Share of loss in equity method investees	(1,729)	(11,054)	(1,694)

Total other (loss) income	(535,741)	163,007	24,982

Net loss before income tax	(1,556,343)	(3,451,596)	(528,980)
Income tax benefit (expense)	14,676	(19,336)	(2,963)
Net loss from continuing operations	(1,541,667)	(3,470,932)	(531,943)
Net income from discontinued operations, net of tax	18,010	452	69

	For the Years Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands, except share and per share data)
Net loss	(1,523,657)	(3,470,480)	(531,874)
Less: net loss attributable to non-controlling interests	(7)	(8)	(1)
Net loss attributable to Full Truck Alliance Co. Ltd.	(1,523,650)	(3,470,472)	(531,873)

Deemed dividend	—	(120,086)	(18,404)

Net loss attributable to ordinary shareholders	(1,523,650)	(3,590,558)	(550,277)

Net loss earning per ordinary share:
Continuing operations	(0.47)	(1.05)	(0.16)
Discontinued operations	0.01	0.00	0.00

Basic and diluted—ordinary shares	(0.46)	(1.05)	(0.16)

Weighted average shares used in calculating net loss per ordinary share:
Basic	3,299,723,079	3,423,687,654	3,423,687,654
Diluted	3,299,723,079	3,423,687,654	3,423,687,654
Net loss	(1,523,657)	(3,470,480)	(531,874)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	89,399	(498,157)	(76,346)

Total comprehensive loss	(1,434,258)	(3,968,637)	(608,220)

Less: comprehensive loss attributable to non-controlling interests	(7)	(8)	(1)
Comprehensive loss attributable to Full Truck Alliance Co. Ltd.	(1,434,251)	(3,968,629)	(608,219)

Deemed dividend	—	(120,086)	(18,404)
Comprehensive loss attributable to ordinary shareholders	(1,434,251)	(4,088,715)	(626,623)

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
General and administrative expenses	455,634	3,341,145	512,053
Sales and marketing expenses	—	94,640	14,504
Research and development expenses	—	42,680	6,541
Cost of revenues	—	7,842	1,202

Total	455,634	3,486,307	534,300

The following table presents our selected consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	3,983,721	10,060,391	1,541,822
Total current assets	12,501,355	20,683,351	3,169,861
Total non-current assets	4,457,048	4,450,005	681,994
Total assets	16,958,403	25,133,356	3,851,855
Total current liabilities	2,281,372	1,962,347	300,743
Total non-current liabilities	123,333	118,783	18,204
Total liabilities	2,404,705	2,081,130	318,947
Mezzanine equity (convertible redeemable preferred shares)	21,644,964	31,535,947	4,833,095
Total shareholders’ deficit	(7,091,696)	(8,484,143)	(1,300,252)

Total liabilities, mezzanine equity and shareholders’ deficit	16,958,403	25,133,356	3,851,855

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(923,965)	574,742	88,084
Net cash used in investing activities	(3,391,199)	(2,690,895)	(412,399)
Net cash provided by financing activities	1,693,225	8,324,448	1,275,777
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(19,581)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,602,055)	6,080,525	931,881
Cash and cash equivalents and restricted cash, beginning of the year	6,681,698	4,079,643	625,233
Cash and cash equivalents and restricted cash, end of the year	4,079,643	10,160,168	1,557,114

Total cash, cash equivalents and restricted cash	4,079,643	10,160,168	1,557,114

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP adjusted operating income/(loss) and non-GAAP adjusted net income/(loss), each a non-GAAP financial measure, as supplemental measures to review and assess our operating performance. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP adjusted operating income/(loss) as loss from operations excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value and (iii) amortization of intangible assets resulting from business acquisitions. We define non-GAAP adjusted net income/(loss) as net loss excluding (i) share-based compensation expense, (ii) compensation expense resulting from repurchase of ordinary shares from certain employees in excess of fair value, (iii) amortization of intangible assets resulting from business acquisitions, (iv) impairment loss related to a one-time write-off of loans to Guangzhou Zhihong Logistics Co., Ltd. in 2019, (v) tax effects of non-GAAP adjustments and (vi) net income from discontinued operations, net of tax.

With respect to amortization of intangible assets resulting from business acquisitions, the relevant intangible assets were recorded as part of purchase accounting and contribute to revenue generation of our company.

Amortization of intangible assets resulting from business acquisitions will recur in future periods until such intangible assets have been fully amortized.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Our non-GAAP financial measures enable our management to assess our operating results without considering the impact of share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which are non-cash charges, compensation expense resulting from repurchase of ordinary shares in excess of fair value, which is a non-recurring charge, impairment loss related to a one-time write-off, which is a non-cash and non-recurring charge and net income from discontinued operations, net of tax, which is non-recurring. We also believe that the use of non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. Our non-GAAP financial measures do not reflect all items of expense that affect our operations. Share-based compensation expense has been and may continue to be incurred in our business and is not reflected in the presentation of our non-GAAP financial measures.

We reconcile the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income/(loss) and non-GAAP adjusted net income/(loss) should not be considered in isolation or construed as an alternative to operating income/(loss) and net income/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review our non-GAAP financial measures to the most directly comparable GAAP measures. Our non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our non-GAAP adjusted operating income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is loss from operations.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Loss from operations	(1,020,602)	(3,614,603)	(553,962)
Add:
Share-based compensation expense	455,634	3,486,307	534,300
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	35,879
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	6,467

Non-GAAP adjusted operating (loss) income	(271,744)	148,017	22,684

The following table reconciles our non-GAAP adjusted net income/(loss) in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Net loss	(1,523,657)	(3,470,480)	(531,874)
Add:
Share-based compensation expense	455,634	3,486,307	534,300
Compensation expense resulting from repurchase of ordinary shares in excess of fair value	251,891	234,113	35,879
Amortization of intangible assets resulting from business acquisitions	41,333	42,200	6,467
Impairment loss related to a one-time write-off	710,331	—	—
Tax effects of non-GAAP adjustments(1)	(10,333)	(10,550)	(1,617)
Less:
Net income from discontinued operations, net of tax	18,010	452	69

Non-GAAP adjusted net (loss) income	(92,811)	281,138	43,086

(1)	Comprise tax effects relating to amortization of intangible assets resulting from business acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

Full Truck Alliance, or FTA, is the world’s largest digital freight platform by gross transaction value, or GTV, in 2020, according to the CIC Report. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.

Our platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have built a vibrant ecosystem of millions of shippers and truckers. In March 2021, approximately 1.4 million shippers posted shipping orders on our platform. In 2020, we facilitated 71.7 million fulfilled orders with GTV of RMB173.8 billion (US$26.6 billion), and over 2.8 million truckers fulfilled shipping orders on our platform. Approximately 20% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on our platform in 2020, according to the CIC Report. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively.

FTA was formed in 2017 through the merger of Yunmanman and Huochebang, which were founded in 2013 and 2011, respectively. We have 10 years of operational track record, and in the process have accumulated unparalleled insights, know-how, technology and data, which we believe have provided us with a sustainable competitive advantage for our future growth.

Our total net revenues were RMB2,473.1 million and RMB2,580.8 million (US$395.5 million) in the years ended December 31, 2019 and 2020, respectively. We recorded net loss of RMB1,523.7 million and RMB3,470.5 million (US$531.9 million) in 2019 and 2020, respectively. We recorded non-GAAP adjusted net loss of RMB92.8 million in 2019 and non-GAAP adjusted net income of RMB281.1 million (US$43.1 million) in 2020.

The diagram below sets forth our key development milestones:

Our Monetization Model

To fulfill our mission to make logistics better, we have built a digital, standardized and smart platform that seamlessly connects shippers and truckers. Scalability and transaction volume are core to our platform strategy. We aim to create the broadest and deepest logistics network across distance ranges, cargo weights and types and vehicle types to maximize our network effects and provide a better user experience.

We have grown rapidly in recent years in terms of number of users and transaction volume on our platform. The number of fulfilled orders and GTV facilitated through our platform for the three months ended December 31, 2020 have shown a year-over-year growth of 113.8% and 71.1%, respectively. In addition, the number of fulfilled orders and GTV facilitated through our platform for the first quarter of 2021 have shown a year-over-year growth of 170.2% and 108.0%, respectively.

The table below sets forth average shipper MAUs, fulfilled orders and GTV for the periods indicated. For further information, see “Summary Consolidated Financial and Operating Data—Key Operating Metrics.”

	For the Three Months Ended
	March 31, 2019		June 30, 2019		September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021(2)
Average shipper MAUs (in millions)	0.41		0.56		0.72	0.88	0.73	1.09	1.22	1.31	1.22
Fulfilled orders (in millions)	N/A	(1)	N/A	(1)	10.0	11.5	8.2	19.2	19.8	24.6	22.1
GTV (RMB in billions)	N/A	(1)	N/A	(1)	27.7	33.3	24.7	46.9	45.2	56.9	51.5

(1)

GTV and number of fulfilled orders were not systematically collected from truckers and shippers prior to the third quarter of 2019 as we did not request truckers or shippers to provide such information. Therefore, GTV and fulfilled orders in the first and second quarter of 2019 are unavailable to us.

(2)	Due to the Chinese New Year holiday season, we experienced a decrease in transaction activities on our platform in the first quarter of 2021, compared to the fourth quarter of 2020.

In addition to the continued growth of our platform, we have introduced various forms of monetization that support the sustainable development of our platform and provide validation for our business model. We generate revenue primarily from (i) freight matching services, which include freight listings, freight brokerage and transaction commission, as well as (ii) various value-added services. Our revenues from freight listings, freight brokerage and transaction commission are primarily driven by the level of transaction activities on our platform, which is measured by average shipper MAUs, fulfilled orders and GTV. Set forth below is a description of our monetization approach towards transaction activities on our platform.

We started monetizing freight matching services by charging membership fees from frequent shippers for the right to post more shipping orders than non-paying shippers. In the same year, we launched freight brokerage service, or Manyunbao. We enter into shipping contracts with shippers and entrust truckers on our platform to fulfill those shipping orders. After the fulfillment of shipping orders, our platform transfers shippers’ shipping fees to truckers and deduct our platform service fees from shippers’ accounts. We earn platform service fee in connection with our freight brokerage service, which is the difference between the service fee collected from shippers and the shipping fee paid to truckers. We are obligated to pay the full amount of VAT on the service fee collected from shippers, and we receive partial tax refunds in the form of government subsidies from local financial bureaus. We take into consideration the VAT obligation we assume under our contracts with shippers and truckers, the estimated amount of government subsidies that we expect to receive from local financial bureaus, as well as other relevant factors when setting the rate of our platform service fee. For further information, see “—Components of Results of Operations—Revenues—Freight matching services—Freight brokerage.”

Building on the technology and operational knowhow developed from our freight listing and brokerage services, we subsequently launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through our platform. A key feature of online transaction service is that truckers are required to pay deposits to our platform to secure shipping orders, which has helped to improve service quality and increase transaction fulfillment rates. We also offer shippers the option to track the transactions at each step in real-time. In August 2020, we started monetizing online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. The amount of commission is charged based on shipping fee. In March 2021, we collected commissions on shipping orders with GTV of RMB793.8 million, representing 96.8% of the total GTV originating from these three cities on our platform. Commission charges were RMB5.4 million in March 2021. We started collecting commissions on shipping orders originating from certain other cities in the fourth quarter of 2020 and the first quarter of 2021. In March 2021, we collected commissions in a total of 60 cities on shipping orders with GTV of RMB8.6 billion, representing 89.6% of the total GTV originating from these 60 cities and 36.3% of the total nationwide GTV facilitated through our platform in the same month. Our total commission charges from these 60 cities were RMB46.6 million in March 2021.

The following table sets forth the progression of collecting commissions on shipping orders from our initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing, collectively:

	August 2020	March 2021
Commissioned GTV (RMB in millions)(1)	22.0	793.8
Commissioned GTV as percentage of total GTV (%)	3.1	96.8
Commission charges (RMB in millions)	0.2	5.4

(1)	Refers to GTV of transactions from which we collect commissions in the specified month.

Since we started to monetize online transaction service, daily average order volume and trucker retention in these three cities have remained stable, demonstrating strong customer acceptance for such service.

We also generate revenue from various value-added services that cater to various essential needs of shippers and truckers, including credit solutions, insurance brokerage, electronic toll collection, or ETC services, energy services and truck sale services.

We believe we are at an early stage of monetization, because we launched the commission model for our online transaction service in August 2020. As our platform continues to evolve, we believe we will be able to achieve revenue growth as we bring incremental value to industry participants.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by various factors, including the following key factors:

Economic and industry trends in China

We have established the leading digital freight platform globally, creating significant value for shippers, truckers and other industry participants. Our results of operations are affected by the overall growth and prosperity of the road transportation industry in China, which in turn is affected by several factors, such as China’s overall economic growth, the standardization and digitalization of China road transportation industry, the change in freight rate, supply and demand in China’s road transportation industry and the regulatory environment for China’s road transportation industry. Changes in any of these general industry conditions and our ability to adapt to such changes could affect our business and results of operation.

Our ability to attract and retain shippers and truckers on our platform

According to the CIC Report, we operate the world’s largest digital freight platform by GTV, and we facilitated shipments with GTV of RMB173.8 billion (US$26.6 billion) and GTV of RMB51.5 billion (US$7.9 billion) in 2020 and in the first quarter of 2021, respectively. With nearly ten years of operational experience, we have accumulated deep industry knowhow and data insights, which have enabled us to continuously expand our service offerings and enhance user experience on our platform. Our platform had approximately 1.4 million shipper MAUs in March 2021, and over 2.8 million truckers fulfilled shipping orders on our platform in 2020. With the powerful networks of our platform, we are well positioned to attract even more shippers and truckers. The continued growth of shippers and truckers on our platform relies on, among other things, our abilities to accelerate the speed of freight matching, provide high-quality solutions and protect the interests of both shippers and truckers.

As a result of the superior user experience offered by our platform, we have achieved a strong record of shipper retention. 63% of active shippers from the fourth quarter of 2018 remained active during the fourth quarter of 2020.

Our ability to increase engagement and transaction activities of users on our platform

With a large and growing user base, we aim to increase the engagement and our wallet share of users to further drive the growth of our market share, which depends on our ability to enhance user experience and provide comprehensive service offerings. We plan to improve the efficiency of our freight matching services through further digitalization and standardization of transaction processes, as well as enhancement of our core technologies. We will also continue to focus on protecting the interests of shippers and truckers. We believe our efforts will allow us to enhance user retention and increase customer life time value on our platform. For example, we have launched several features to further streamline the transaction process between shippers and truckers. Our “tap and go” feature allows a shipper to post shipping order with a fixed price, which replaces price negotiation between shippers and truckers.

We also plan to broaden our service offerings to deliver one-stop platform experience to users. In particular, we plan to establish dedicated teams to design and develop specialized user experiences and operations for LTL and intra-city services and better serve the unique user needs from these verticals.

We have witnessed rising level of shipper engagement on our platform. In the three months ended December 31, 2020, the number of quarterly fulfilled orders per average shipper MAU increased by 43.7% year-over-year to 18.8.

Our ability to monetize our services

Our profitability will depend to a large extent on our ability to monetize our online transaction service of matching shippers with truckers. Historically, our revenue from our digital freight platform primarily consisted of membership fees from shippers and service fees from shippers using our freight brokerage service, and we only started charging commissions from truckers in August 2020 for selected types of shipments that originated from an initial batch of three cities. We believe the new revenue model is supported by our compelling value propositions to both shippers and truckers, and we have introduced this revenue model to additional cities and experienced initial success in these cities. We believe there are significant opportunities to introduce the new revenue model to more cities and raise commission rate, but our ability to capture such opportunities remains untested. Our efforts to monetize our online transaction service will significantly affect our results of operations. In addition, we plan to enhance our monetization capability by broadening our offerings and providing new value-added services and innovative initiatives catering to various essential needs of shippers and truckers on our platform, which may bring us incremental revenue opportunities.

Our ability to leverage our scale of business to manage operating costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. We believe our marketplace model has significant operating leverage and enables us to realize structural cost savings. Our increasing scale of business and synergies across our business lines may lead to lower marginal operating costs and expenses. For example, the costs associated with the operation of our platform and our operating expenses do not increase at the same pace as our GTV, as we do not require a proportional increase in the size of our workforce to support such growth. Our continued investment in technology and infrastructure also contributes to the increase of operational efficiency, enabling the same number of employees to deliver higher productivity over time. Our customer acquisition efforts benefit from our strong brand recognition and word-of-mouth referrals, and we witnessed the increase in average shipper MAUs from 0.7 million in the third quarter of 2019 to 1.2 million in the third quarter of 2020 despite the impact from COVID-19, as well as the decrease in the absolute amount of our advertising and marketing expenses from RMB77.3 million in 2019 to RMB57.3 million (US$8.8 million) in 2020. On the other hand, as we seek to expand our market share in the LTL and intra-city segments, we may offer more user incentives and incur increased marketing expenses. Our profitability will depend on the cost efficiency of our marketing efforts in relation to some of all of these new initiatives.

We pay a significant amount of VAT to government authorities in connection with our freight brokerage service. We also receive partial tax refunds from government authorities for such service. VAT, related tax surcharges and other tax costs, net of tax refund from government authorities, represents a major portion of our cost of revenues. As such, our profitability will depend on our ability to maintain the current rate of tax refunds from government authorities.

Impact of COVID-19

During January 2020, a strain of coronavirus, also known as COVID-19, was reported to have surfaced in China. In an effort to halt the outbreak, the PRC government placed significant restrictions on travel within China and closed certain businesses, and governments outside of China have halted or sharply curtailed the movement of people, goods and services to and from China. Moreover, the COVID-19 outbreak has become a global pandemic and affected regions outside of China, such as Europe and North America. While we have resumed normal business operations, we experienced certain disruptions in our operations as a result of the government-imposed suspensions due to the COVID-19 outbreak in China. A substantial number of our offices were closed for certain periods in February and March of 2020. In addition, the COVID-19 outbreak materially and adversely affected shippers’ operations, resulting in major declines in shipper demand and transaction activities on our platform. We also experienced significant declines in trucker supply due to quarantines and travel restrictions imposed on truckers, as well as certain temporary highway closures in China.

China’s economy in general, and China’s road transportation industry in particular, showed signs of recovery during the second quarter of 2020. Meanwhile, as offline logistics parks had to stay closed due to COVID-19, digitalization of road transportation industry has accelerated, with shipping postings increasingly moving online, which resulted in an increase in transaction activities on our platform. The GTV on our platform was RMB46.9 billion (US$7.2 billion) in the second quarter of 2020, representing an increase of 89.6% from the first quarter in 2020. While we continue to assess the impact from the COVID-19 outbreak, we are unable to accurately predict the full impact of COVID-19 on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of shippers, truckers and other ecosystem participants, as well as other factors identified in “Risk Factors.”

Components of Results of Operations

Revenues

Our revenues consist of revenues from freight matching services and value-added services. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues(1)
Freight matching services	1,769,756	71.6	1,947,016	298,393	75.5
Freight brokerage	1,292,496	52.3	1,365,207	209,227	52.9
Freight listings	477,260	19.3	538,665	82,554	20.9
Transaction commission	—	—	43,144	6,612	1.7
Value-added services	703,305	28.4	633,804	97,135	24.5
Credit solutions	484,904	19.6	472,841	72,466	18.3
Other value-added services	218,401	8.8	160,963	24,669	6.2

Total	2,473,061	100.0	2,580,820	395,528	100.0

(1)	We recognize revenue without deducting the related VAT, as we determine that we are the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. RMB1,359 million and

RMB1,434 million (US$220 million) of our revenues were attributable to VAT in 2019 and 2020, respectively, which were primarily related to VAT charged for freight brokerage services. The gross amount of VAT included in the cost of revenues was RMB1,813.9 million and RMB1,832.6 million (US$280.9 million) in 2019 and 2020, respectively, which was primarily related to VAT charged for freight brokerage services.

Freight matching services

Our revenue from freight matching services consist of revenues from freight listings, freight brokerage and transaction commission.

Freight listings

We have a freemium model where shippers can post a certain number of shipping orders on our platform free of charge. We charge the shippers membership fees for the right to post additional orders on our platform beyond such limit. Membership fee is prepaid by shippers registered on our platform for activating their rights of posting additional shipping orders on the platform. Revenue from membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of shipping orders posted depending on the specific terms in membership agreements.

Freight brokerage

To provide freight brokerage service, or Manyunbao, we enter into contracts with shippers on our platform to provide them with shipping service and platform service, and with truckers on our platform to purchase the shipping service. The difference between the amount we collect from shippers and the amount we pay to truckers is our platform service fees, which are recognized as our revenues on a net basis at the point of fulfillment of the shipping orders.

In connection with our freight brokerage service, we assume legal obligation to pay VAT that are assessed on the entire selling price of the shipping service and platform service pursuant to our contracts with shippers. Our net revenue from freight brokerage services is recognized without deducting VAT as we determine that we are the primary obligor of the VAT in the PRC, and such VAT are included in the cost of revenues. The gross amount of VAT related to freight brokerage services included in the cost of revenues was RMB1,747.7 million and RMB1,763.4 million (US$270.2 million) in 2019 and 2020, respectively.

The gross amount of VAT related to freight brokerage services that we were obliged to pay exceeded our net revenues from such services in 2019 and 2020. Nevertheless, we were able to generate gross profit from our freight brokerage service in 2019 and 2020 because we received partial VAT refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. We take into consideration the VAT obligation we assume under our contracts with shippers, the estimated amount of government subsidies that we expect to receive from local financial bureaus, as well as other relevant factors when setting the rate of our platform service fee. The amount of VAT refund was RMB860.7 million and RMB938.7 million (US$143.9 million) in 2019 and 2020, respectively, which was included in our cost of revenues to offset our VAT obligation.

The table below illustrates how we record revenues and cost of revenues for our freight brokerage services, using a hypothetical freight brokerage transaction with a total transaction price of RMB1,068 contracted with the shipper. The numbers in the table are included solely for purposes of better illustrating the nature of the accounting treatment and do not necessarily bear any relationship to the actual numbers in any transaction or set of transactions.

Revenue Recognized in Income Statement	Amount (RMB)	Explanatory note
Shipping fee and platform service fee received from the shipper, including VAT of RMB89 assuming VAT rate of 9%	1,068	VAT is included in the transaction price with the shipper.
Less: shipping fee paid to the trucker	(1,000)	The shipping fee is agreed between the shipper and the trucker.
Net revenue recognized	68	The difference between the amount we collect from the shippers and the amount we pay to the truckers is our platform service fee.

Cost of Revenues Recognized in Income Statement	Amount (RMB)	Explanatory note
VAT payable to tax authorities and recorded in cost of revenue	89
Less: Government subsidies based on VAT	(45)	We receive VAT refunds from local government authorities, and the rate of refund may vary across jurisdictions and over time.
Net VAT recognized in cost of revenues	44

(1)	While there are other less significant tax costs associated with an actual freight brokerage transaction, only VAT and related refunds are included in the calculation above.

Transaction commission

From August 2020, we started charging commissions from truckers when they take shipping orders originating from certain cities. The commission fee charged for a shipping order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the trucker takes the shipping order as this is the point in time we complete our matching service. For additional information, please see “—Our Monetization Model.”

Value-added services

We offer credit solutions to shippers and truckers and other value-added services to insurance companies, highway authorities, gas station operators, automakers and dealers to help them meet various essential needs of shippers and truckers.

Credit solutions

Our credit solutions consist of (i) on-balance sheet loans, which are funded by our small loan company and the trusts established by us and (ii) off-balance sheet loans, which are funded by our institutional funding partners. We generate (i) interest revenue from on-balance sheet loans that are funded by us through the trusts established by us or our small loan company and (ii) revenue from loan facilitation, post-origination and guarantee services from off-balance sheet loans. Currently, a major portion of our cash loans to truckers and working capital loans to shippers are on-balance sheet loans, and a small portion of cash loans to truckers and working capital loans to shippers are off-balance sheet loans.

We guarantee off-balance sheet loans facilitated by us. As of December 31, 2020, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

Other value-added services

We generate revenue from other value-added services by charging (i) commissions from insurance companies for facilitating the sale of insurance policies to shippers and truckers, (ii) service fees from highway authorities for promoting ETC cards to truckers and service fees from truckers for account top-up, (iii) service fees from gas station operators for generating sales leads and (iv) service fees from automakers and dealers for sales leads generated or collected on our platform.

Cost of revenues

Our cost of revenues consists of (i) VAT, related tax surcharges and other tax costs, net of the tax refund from government authorities, (ii) payroll and related expenses for employees involved in operating our platform, (iii) technology service fee, (iv) commission fee paid to third-party payment platform, (v) funding costs related to credit solution services and (vi) others. The following table sets forth a breakdown of our cost of revenues, expressed as an absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
VAT, related tax surcharges and other tax costs, net of tax refund from government authorities(1)	1,140,318	46.1	1,099,661	168,530	42.6
Payroll and related expenses for employees	52,844	2.1	62,349	9,555	2.4
Technology service fee	36,416	1.5	37,461	5,741	1.5
Commission fee paid to third-party payment platform	71,118	2.9	59,127	9,062	2.3
Funding costs related to credit solution services	27,746	1.1	37,232	5,706	1.4
Others	61,422	2.5	20,187	3,094	0.8
Total	1,389,864	56.2	1,316,017	201,688	51.0

(1)

In 2019 and 2020, the gross amount of VAT was RMB1,813.9 million and RMB1,832.6 million (US$280.9 million), respectively, of which RMB1,747.7 million and RMB1,763.4 million (US$270.2 million) was related to freight brokerage service; the amount of related tax surcharges and other tax costs was RMB329.3 million and RMB305.9 million (US$46.9 million), respectively, substantially all of which was related to freight brokerage service; the amount of tax refunds (including refunds on VAT and related tax surcharges) from government authorities was RMB1,002.9 million and RMB1,038.8 million (US$159.2 million), respectively, substantially all of which was related to freight brokerage service.

Our cost of revenues is incurred to support all revenue generating activities on our digital freight platform. For example, technology services fee is incurred for operating the entire platform. The customer service center employees serve shippers and truckers involved in various services offered by us. Our strategy is to continue to grow the GTV of our platform, with a focus on expansion and increase of the number of shippers and truckers on our platform and the volume of transaction activities facilitated through our platform. The majority of the cost of revenue therefore is incurred on a company-wide basis to develop our platform, as well as to acquire and maintain shippers and truckers in order to support the growth of both freight matching services and value-added services, the latter of which further enhance user stickiness and engagement on our platform. As such, it is not practicable for us to allocate our cost by revenue component in a reasonable and systematic way.

Sales and marketing expenses

Our sales and marketing expenses mainly consist of (i) payroll and related expenses for employees involved in selling and marketing functions, (ii) advertising expenses and (iii) amortization of trademarks. We expect our sales and marketing expenses to increase in the near future, as we roll out new services.

General and administrative expenses

Our general and administrative expenses mainly consist of (i) compensation costs for executive management and administrative employees, (ii) daily operating expenses and (iii) allowance for doubtful accounts. We expect that our general and administrative expenses to increase modestly in the near future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company after the completion of this offering.

Research and development expenses

Our research and development expenses mainly consist of (i) technology infrastructure expenses, (ii) payroll and related expenses for employees involved in platform development and internal-use system support, and (iii) charges for the usage of the server and computer equipment in relation to the research and development activities. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to build our technological infrastructure and improve our technological capabilities.

Provision for loans receivables

Allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. We recognize an increase in allowance for loan losses as provision for loans receivables for the relevant period.

Share-based compensation

We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan, to provide additional incentives to directors, officers, employees and consultants.

We recognized share-based compensation expense of RMB455.6 million and RMB3,486.3 million (US$534.3 million) in the year ended December 31, 2019 and 2020, respectively, representing 18.4% and 135.1% of our revenues in those respective periods. The following table sets forth a breakdown of share-based compensation expense by function for the periods indicated.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
General and administrative expenses	455,634	3,341,145	512,053
Sales and marketing expenses	—	94,640	14,504
Research and development expenses	—	42,680	6,541
Cost of revenues	—	7,842	1,202

Total	455,634	3,486,307	534,300

Taxation

Cayman Islands

We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by our subsidiaries to us.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

The PRC Enterprise Income Tax Law, or the EIT Law, which became effective January 1, 2008, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15%, subject to renewal every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%.

Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if we have sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. We did not record any dividend withholding tax, as we have no retained earnings for any of the periods presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of its research and development expenses in determining its tax assessable profits for the year. The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018.

Results of Operations

The following tables set forth a summary of our consolidated results of operations, in absolute amount for the periods presented and as a percentage of our revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues (including value-added taxes, “VAT”, of RMB1,359,320 and RMB1,434,015 for the years ended December 31, 2019 and 2020, respectively)	2,473,061	100.0	2,580,820	395,528	100.0

Operating expenses:
Cost of revenues (including VAT net of refund of VAT, of RMB953,200 and RMB893,909 for the years ended December 31, 2019 and 2020, respectively)	(1,389,864)	(56.2)	(1,316,017)	(201,688)	(51.0)
Sales and marketing expenses	(403,117)	(16.3)	(454,343)	(69,631)	(17.6)
General and administrative expenses	(1,189,423)	(48.1)	(3,938,565)	(603,611)	(152.6)
Research and development expenses	(396,692)	(16.0)	(413,369)	(63,352)	(16.0)
Provision for loans receivables	(127,790)	(5.2)	(94,160)	(14,431)	(3.6)

Total operating expenses	(3,506,886)	(141.8)	(6,216,454)	(952,713)	(240.9)

Other operating income	13,223	0.5	21,031	3,223	0.8

Loss from operations	(1,020,602)	(41.3)	(3,614,603)	(553,962)	(140.1)
Other (expense) income:
Interest income	229,310	9.3	209,832	32,158	8.1
Interest expenses	(39,996)	(1.6)	(8,367)	(1,282)	(0.3)
Foreign exchange loss	(4,410)	(0.2)	(21,276)	(3,261)	(0.8)
Investment income	—	—	3,321	509	0.1
Unrealized gains from fair value changes of trading securities and derivative assets	—	—	18,140	2,780	0.7
Other expenses, net	(8,585)	(0.3)	(5,559)	(852)	(0.2)
Impairment loss	(710,331)	(28.7)	(22,030)	(3,376)	(0.9)
Share of loss in equity method investees	(1,729)	(0.1)	(11,054)	(1,694)	(0.4)

Total other (loss) income	(535,741)	(21.7)	163,007	24,982	6.3

Net loss before income tax	(1,556,343)	(62.9)	(3,451,596)	(528,980)	(133.7)
Income tax benefit (expense)	14,676	0.6	(19,336)	(2,963)	(0.7)
Net loss from continuing operations	(1,541,667)	(62.3)	(3,470,932)	(531,943)	(134.5)

Net income from discontinued operations, net of tax	18,010	0.7	452	69	0.0
Net loss	(1,523,657)	(61.6)	(3,470,480)	(531,874)	(134.5)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Despite the impact of the COVID-19 pandemic, our platform quickly recovered in the second quarter of 2020. GTV increased from RMB61.0 billion for the second half of 2019 to RMB102.1 billion for the second half of 2020; average shipper MAUs increased from 0.8 million for the second half of 2019 to 1.3 million for the second half of 2020. For further information, see “—Impact of COVID-19.”

We recorded revenues of RMB2,473.1 million and RMB2,580.8 million (US$395.5 million) in 2019 and 2020, respectively. VAT are included in revenues on a gross basis with a corresponding charge to the cost of revenues as we determine that we are the primary obligor of the VAT in the PRC. RMB1,359 million and RMB1,434 million (US$220 million) of our revenues were attributable to VAT in 2019 and 2020, respectively, which were primarily related to VAT charged for freight brokerage services, calculated based on the total shipping transaction prices, including the freight charges paid to truckers (for which we act as an agent) and the platform service fees earned by us.

Revenues from freight matching services increased by 10.0% from RMB1,769.8 million in 2019 to RMB1,947.0 million (US$298.4 million) in 2020 due to increases in revenues from freight brokerage service, freight listing service and transaction commission.

•

Revenue from freight brokerage service increased by 5.6% from RMB1,292.5 million in 2019 to RMB1,365.2 million (US$209.2 million) in 2020, primarily due to an increase in our average fee rate, partially offset by (i) a decrease in transaction activities involving our freight brokerage service, which was primarily due to the impact of the COVID-19 pandemic, and (ii) a decrease in market rate for road transportation due to lower fuel cost and toll fees, which resulted in lower average service fee for freight brokerage transactions. For further information, see “—Impact of COVID-19.”

•

Revenue from freight listing service increased by 12.9% from RMB477.3 million in 2019 to RMB538.7 million (US$82.6 million) in 2020, primarily attributable to an increase in total paying members as a result of our successful paying member acquisition efforts.

•

In 2020, we started monetizing online transaction service by collecting commissions from truckers on certain shipping orders. Transaction commission amounted to RMB43.1 million (US$6.6 million) in 2020.

Revenues from value-added services decreased by 9.9% from RMB703.3 million in 2019 to RMB633.8 million (US$97.1 million) in 2020, due to (i) a decrease in revenues from credit solutions and (ii) a decrease in revenues from other value-added services.

•

Revenues from credit solutions decreased by 2.5% from RMB484.9 million in 2019 to RMB472.8 million (US$72.5 million) in 2020, primarily due to a decrease in the amount of loans funded and facilitated by us, as we terminated certain cash loan products and implemented conservative credit policies to enhance the quality of loan portfolio in light of the impact of the COVID-19 pandemic on the credit market and in response to regulatory developments in the credit market.

•

Revenues from other value-added services decreased by 26.3% from RMB218.4 million in 2019 to RMB161.0 million (US$24.7 million) in 2020, primarily due to a decrease in revenues from ETC services. Because all highway tolls were waived in China from February to May 2020 in response to COVID-19 outbreak and the industry shifted from ETC debit card to ETC credit card in response to regulatory change, fees from ETC account top-up service declined significantly in 2020, which resulted in the decrease in revenues from ETC services.

Cost of revenues

Our cost of revenues decreased by 5.3% from RMB1,389.9 million in 2019 to RMB1,316.0 million (US$201.7 million) in 2020. The decrease was primarily due to (i) a decrease in VAT, related tax surcharges and other tax costs, net of tax refund from government authorities, (ii) a decrease in commission fee paid to third-party payment platform and (iii) a decrease in other costs, partially offset by (a) an increase in technology service fee, (b) an increase in payroll and related expenses for employees and (c) an increase in funding costs related to credit solution services. Our cost of revenues as a percentage of our revenues decreased from 56.2% to 51.0% during the same period.

VAT, related tax surcharges and other tax costs, net of tax refund from government authorities decreased by 3.6% from RMB1,140.3 million in 2019 to RMB1,099.7 million (US$168.5 million) in 2020, primarily due to a decrease in such costs related to our freight brokerage service resulting from favorable tax rates during the COVID-19 pandemic and our tax-saving initiatives.

Payroll and related expenses for employees increased by 18.0% from RMB52.8 million in 2019 to RMB62.3 million (US$9.6 million) in 2020, primarily attributable to increased salary expenses due to pay increases and increased share-based compensation expenses for employees involved in operating our platform.

Technology service fee increased by 3.0% from RMB36.4 million in 2019 to RMB37.5 million (US$5.7 million) in 2020, primarily due to service fees related to certain transaction security initiatives.

Commission fee paid to third-party payment platform decreased by 16.9% from RMB71.1 million in 2019 to RMB59.1 million (US$9.1 million) in 2020, primarily attributable to lower fee rates for third-party payment services and the establishment of certain direct payment channels through banks.

Funding costs related to credit solution services increased by 34.3% from RMB27.7 million in 2019 to RMB37.2 million (US$5.7 million) in 2020, due to a higher mix of funding source with higher interest rate.

Other costs decreased by 67.1% from RMB61.4 million in 2019 to RMB20.2 million (US$3.1 million) in 2020, primarily due to a decrease in costs associated with a small legacy business of ours as we wound down such business.

Sales and marketing expenses

The table below sets forth sales and marketing expenses and share-based compensation expenses included in sales and marketing expenses, in absolute amount for the periods presented and as a percentage of our revenues.

	Year ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales and marketing expenses	403,117	16.3	454,343	69,631	17.6
Share-based compensation expense included in sales and marketing expenses	—	—	94,640	14,504	3.7

Our sales and marketing expenses increased by 12.7% from RMB403.1 million in 2019 to RMB454.3 million (US$69.6 million) in 2020, and our sales and marketing expenses as a percentage of our net revenues increased from 16.3% to 17.6% during the same period. The increase was primarily due to an increase in share-based compensation expenses by RMB94.6 million (US$14.5 million), partially offset by (i) a decrease in salary and benefits expenses by RMB29.5 million (US$4.5 million), and (ii) a decrease in advertising and marketing expenses, primarily due to cost structure optimization for user acquisition spending. The decrease in salary and benefits expenses was primarily due to (i) a decrease in such expenses by RMB14.3 million (US$2.2 million) as a result of a decrease in sales and marketing headcount, partially offset by an increase in average salary, and (ii) a decrease in welfare contribution by RMB15.2 million (US$2.3 million) as a result of favorable welfare contribution policies in response to the COVID-19 pandemic. Our advertising and marketing expenses decreased by 25.8% to RMB57.3 million (US$8.8 million) in 2020 from RMB77.3 million for in 2019. In the meantime, shipper MAUs increased by 42.2% in December 2020, as compared to the same period in 2019.

General and administrative expenses

The table below sets forth general and administrative expenses, as well as share-based compensation expenses and compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses, in absolute amount for the periods presented and as a percentage of our revenues.

	Year ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	1,189,423	48.1	3,938,565	603,611	152.6
Share-based compensation expense included general and administrative expenses	455,635	18.4	3,341,145	512,053	129.5
Compensation expense resulting from repurchase of ordinary shares in excess of fair value included in general and administrative expenses	251,891	10.2	234,113	35,879	9.1

Our general and administrative expenses increased by 231.1% from RMB1,189.4 million in 2019 to RMB3,938.6 million (US$603.6 million) in 2020, and our general and administrative expenses as a percentage of our net revenues increased from 48.1% to 152.6% during the same period. The increase was primarily due to an increase in share-based compensation expenses by RMB2,885.5 million (US$442.2 million) and partially offset by (i) a decrease in salary and benefits expenses by RMB49.8 million (US$7.6 million), and (ii) a decrease in allowance for doubtful accounts from RMB53.3 million in 2019, primarily relating to an account receivable with a customer of our ETC services, to RMB7.5 million (US$1.2 million) in 2020. The decrease in salary and benefits expenses was primarily due to (i) a decrease in such expenses by RMB35.5 million (US$5.4 million) as a result of a decrease in general and administrative headcount, partially offset by an increase in average salary, and (ii) a decrease in welfare contribution by RMB14.3 million (US$2.2 million) as a result of favorable welfare contribution policies in response to the COVID-19 pandemic.

Research and development expenses

The table below sets forth research and development expenses and share-based compensation expenses included in research and development expenses, in absolute amount for the periods presented and as a percentage of our revenues.

	Year ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Research and development expenses	396,692	16.0	413,369	63,352	16.0
Share-based compensation expense included in research and development expenses	—	—	42,680	6,541	1.7

Our research and development expenses increased by 4.2% from RMB396.7 million in 2019 to RMB413.4 million (US$63.4 million) in 2020, primarily due to an increase in share-based compensation expenses by RMB42.7 million (US$6.5 million), partially offset by a decrease in salary and benefits expenses by RMB17.9 million (US$2.7 million). The decrease in salary and benefits expenses was primarily due to a decrease in welfare contribution by RMB21.6 million (US$3.3 million) as a result of favorable welfare contribution policies in response to the COVID-19 pandemic, partially offset by an increase in salary and benefits expenses by RMB3.6 million (US$0.6 million) primarily due to an increase in average salary. Our research and development expenses as a percentage of our net revenues remained stable at 16.0% in 2019 and 2020.

Provision for loans receivables

Our provision for loan receivable decreased by 26.3% from RMB127.8 million in 2019 to RMB94.2 million in 2020, primarily due to the decrease in the amount of loans funded and facilitated by us.

Other operating income

Our other operating income increased by 59.1% from RMB13.2 million in 2019 to RMB21.0 million (US$3.2 million) in 2020, primarily attributable to an increase in subsidies received from local governments.

Interest income

We recognized interest income of RMB209.8 million (US$32.2 million) in 2020, as compared to RMB229.3 million in 2019, primarily due to a decrease in interest rate yields on our U.S. dollar denominated cash holdings outside the PRC.

Interest expenses

We recognized interest expenses of RMB8.4 million (US$1.3 million) in 2020, as compared to RMB40.0 million in 2019, primarily due to repayment of our working capital loan in early 2020.

Foreign exchange loss

We recognized foreign exchange loss of RMB21.3 million (US$3.3 million) in 2020, as compared to RMB4.4 million in 2019, primarily due to the depreciation of U.S. dollars against Renminbi.

Unrealized gains from fair value changes of trading securities and derivative assets

We recognized unrealized gains from fair value changes of trading securities and derivative assets of RMB18.1 million (US$2.8 million) in 2020, which was primarily related to our currency forward contracts.

Impairment loss

Our impairment loss decreased by 96.9% from RMB710.3 million in 2019 to RMB22.0 million (US$3.4 million) in 2020. The impairment loss in 2019 was primarily related to a one-time write-off of loans made to Guangzhou Zhihong Logistics Co., Ltd., or Guangzhou Zhihong. The impairment loss in 2020 was primarily related to our long-term investment.

Income tax benefit (expense)

We recognized income tax expense of RMB19.3 million (US$3.0 million) in 2020, as compared to income tax benefit of RMB14.7 million in 2019, which was primarily related to deferred tax benefits.

Net loss

As a result of the foregoing, we incurred a net loss of RMB3,470.5 million (US$531.9 million) in 2020, as compared to a net loss of RMB1,523.7 million in 2019.

Selected Quarterly Results of Operations

The following table sets forth our consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(RMB in thousands)
Net revenues	549,219	654,340	660,213	609,289	438,569	556,945	734,952	850,354
Operating expenses:
Cost of revenues	(286,861)	(344,621)	(417,113)	(341,269)	(189,697)	(378,241)	(349,709)	(398,370)
Sales and marketing expenses	(111,382)	(94,092)	(102,227)	(95,416)	(82,265)	(71,482)	(139,341)	(161,255)
General and administrative expenses	(194,214)	(197,181)	(177,716)	(620,312)	(171,189)	(347,077)	(442,630)	(2,977,669)
Research and development expenses	(101,256)	(93,501)	(88,945)	(112,990)	(90,775)	(87,851)	(115,766)	(118,977)
Provision for loans receivables	(28,593)	(22,568)	(38,647)	(37,982)	(31,272)	(19,208)	(33,842)	(9,838)

Total operating expenses	(722,306)	(751,963)	(824,648)	(1,207,969)	(565,198)	(903,859)	(1,081,288)	(3,666,109)

Other operating income	2,208	3,214	1,068	6,733	3,801	1,952	4,721	10,557

Loss from operations	(170,879)	(94,409)	(163,367)	(591,947)	(122,828)	(344,962)	(341,615)	(2,805,198)

Other (expenses) income
Interest income	56,329	68,430	48,409	56,142	57,088	59,654	51,687	41,403
Interest expenses	(8,785)	(9,557)	(16,895)	(4,759)	(7,372)	(955)	(4,447)	4,407
Foreign exchange (loss) gain	(9,850)	7,714	1,924	(4,198)	1,756	708	(10,980)	(12,760)
Investment income	—	—	—	—	—	—	—	3,321
Unrealized gains from fair value change of trading securities	—	—	—	—	—	607	2,800	14,733
Other income (expenses), net	495	(5,743)	8,323	(11,660)	11,654	(11,374)	(1,846)	(3,993)
Impairment loss	—	(710,331)	—	—	—	—	(22,030)	—
Share of (loss) profit in equity method investments	(50)	(554)	(636)	(489)	(4,907)	(2,690)	(4,560)	1,103

Total other income (loss)	38,139	(650,041)	41,125	35,036	58,219	45,950	10,624	48,214

Net loss before income tax	(132,740)	(744,450)	(122,242)	(556,911)	(64,609)	(299,012)	(330,991)	(2,756,984)

Income tax benefits (expenses)	1,782	2,531	5,147	5,216	984	1,625	(3,316)	(18,629)

Net loss from continuing operations	(130,958)	(741,919)	(117,095)	(551,695)	(63,625)	(297,387)	(334,307)	(2,775,613)

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(RMB in thousands)
Net income from discontinued operations, net of tax	4,241	7,003	4,025	2,741	341	111	—	—

Net loss	(126,717)	(734,916)	(113,070)	(548,954)	(63,284)	(297,276)	(334,307)	(2,775,613)

Our revenue trends are a reflection of the transaction volume on our platform, which is typically lower during the first quarter of each year due to the Chinese New Year holiday season. The sequential decrease in our revenues in the fourth quarter of 2019 was primarily due to (i) a decrease in our revenue from our freight listing service, as we allowed shippers to post additional shipping orders for free to acquire more users, which resulted in less membership fees, and (ii) a decrease in our revenue from credit solutions, primarily due to a decrease in the amount of loans funded and facilitated by us, as we terminated certain cash loan products to enhance the quality of loan portfolio. The sequential decrease in our revenues in the first quarter of 2020 was primarily due to a decrease in transaction volume caused by the impact from the COVID-19 outbreak in China, and the seasonal impact from the Chinese New Year holiday season. China’s economy in general, and China’s road transportation industry in particular, showed signs of recovery during the second quarter of 2020. Meanwhile, as offline logistics parks had to stay closed due to COVID-19, digitalization of road transportation industry has accelerated, with shipping postings increasingly moving online, which resulted in an increase in transaction volume on our platform since the second quarter of 2020. As a result, our revenues for the second quarter of 2020 increased as compared to the first quarter in 2020.

Our losses from operations increased significantly in the fourth quarter of 2019 and 2020, primarily due to increases in our general and administrative expenses in the same periods. The increases in our general and administrative expenses in the fourth quarter of 2019 and 2020 were primarily due to increases in share-based compensation and compensation expenses resulting from repurchase of ordinary shares in excess of fair value.

Liquidity and Capital Resources

Our primary sources of liquidity have been through issuance of preferred shares and bank borrowings, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of December 31, 2020, we had cash and cash equivalents of RMB10,060.4 million (US$1,541.8 million), as compared to cash and cash equivalents of RMB3,983.7 million as of December 31, 2019.

The following table sets forth a summary of the locations of our cash and cash equivalents as of December 31, 2020:

As of December 31, 2020
(in thousands)
Cash located outside of the PRC
— in U.S. dollars	US$1,035,602
— in HK dollars	HK$5,130 (US$662)
— in RMB	RMB136 (US$21)
Cash located in the PRC
— held by our subsidiaries in U.S. dollars	US$120,529
— held by our subsidiaries in RMB	RMB286,077 (US$43,843)
— held by consolidated VIEs and their subsidiaries in RMB	RMB2,226,218 (US$341,183)

(1)

The translations from HK dollars to U.S. dollars was made at a rate of HK$7.7534 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020.

As of December 31, 2020, we did not have any outstanding bank borrowings.

We pay a significant amount of VAT to local tax authorities in connection with our freight brokerage service. We also receive partial tax refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. For further information, see “—Components of Results of Operations—Revenues—Freight brokerage.” We typically receive such government subsidies within three months after paying the relevant VAT. We have not historically experienced any difficulties or significant delays in receiving government subsidies estimated based on the local financial bureaus’ announced policies and negotiation with them that materially and adversely affected our financial condition.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements, including capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(923,965)	574,742	88,084
Net cash used in investing activities	(3,391,199)	(2,690,895)	(412,399)
Net cash provided by financing activities	1,693,225	8,324,448	1,275,777
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(19,581)
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,602,055)	6,080,525	931,881
Cash and cash equivalents and restricted cash, beginning of the year	6,681,698	4,079,643	625,233
Cash and cash equivalents and restricted cash, end of the year	4,079,643	10,160,168	1,557,114

Total cash, cash equivalents and restricted cash	4,079,643	10,160,168	1,557,114

Operating Activities

Net cash provided by operating activities was RMB574.7 million (US$88.1 million) in 2020, primarily due to net loss of RMB3,470.5 million (US$531.9 million), adjusted to add back (i) depreciation and amortization of RMB63.7 million (US$9.8 million), (ii) share-based compensation of RMB3,254.3 million (US$498.7 million), (iii) modification of options of RMB232.0 million (US$35.6 million), and (iv) provision for loans receivables of RMB94.2 million (US$14.4 million), primarily in relation to our on-balance sheet loans. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily an increase in prepayments and other current assets of RMB27.8 million (US$4.3 million), primarily due to an increase in advances made in connection with our ETC credit card service, as the industry has shifted from ETC debit card to ETC credit card in response to regulatory change. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily (i) a decrease in loans receivables of RMB80.0 million (US$12.3 million), primarily due to the decrease in the amount of our on-balance sheet loans, as we terminated certain cash loan products and implemented conservative credit policies to enhance the quality of loan portfolio and (ii) an increase in accrued expenses and other current liabilities of RMB233.5 million (US$35.8 million), primarily relating to an increase in refundable prepayments from shippers for future shipping arrangements using our freight brokerage service.

Net cash used in operating activities was RMB924.0 million in 2019, primarily due to net loss of RMB1,523.7 million, adjusted to add back (i) depreciation and amortization of RMB70.7 million, (ii) share-based compensation of RMB455.6 million, (iii) impairment loss of RMB710.3 million, primarily in relation to a one-time write-off of loans made to Guangzhou Zhihong in connection with our previous investment therein, (iv) provision for loans receivables of RMB127.8 million, primarily in relation to our on-balance sheet loans, and (v) allowance for doubtful accounts of RMB62.9 million, primarily in relation to a one-off bad debt provision for accounts receivable from a value-added service customer. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cash flow, including primarily (i) an increase in loans receivables of RMB876.7 million, primarily due to an increase in the amount of our on-balance sheet loans, (ii) a decrease in other tax payable of RMB209.4 million, primarily due to payment of such amount, and (iii) a decrease in accrued expenses and other current liabilities of RMB147.5 million, primarily due to settlement of ETC card payments we helped process. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a positive effect on cash flow, including primarily a decrease in prepayments and other current assets of RMB413.7 million, primarily in relation to (i) a decrease in prepayments made to energy suppliers as we ceased our legacy energy resale business and (ii) a decrease in funds receivable from third-party payment channels as a result of the establishment of certain direct payment channels.

Investing activities

Net cash used in investing activities in 2020 was RMB2,690.9 million (US$412.4 million), which was primarily attributable to (i) cash paid for short-term investments of RMB9,377.3 million (US$1,437.1 million), which were primarily short-term time deposits, (ii) prepayment for long-term investments of RMB100.0 million (US$15.3 million) in relation to investing in a local investment fund, partially offset by proceeds from (i) matured short-term investments of RMB6,613.9 million (US$1,013.6 million), which were short-term time deposits, (ii) return of prepaid for equity investment of RMB90.0 million (US$13.8 million) primarily in relation to prepaid purchase price made in connection with a potential investment, and (iii) repayment of loan from Guangzhou Zhihong of RMB120.0 million (US$18.4 million).

Net cash used in investing activities in 2019 was RMB3,391.2 million, which was primarily attributable to (i) cash paid for short-term time deposits of RMB6,341.2 million, (ii) payment for investment in equity method investees of RMB214.7 million primarily in relation to our investments in certain digital freight platform and logistics businesses, and (iii) payment of a loan to Guangzhou Zhihong of RMB295.7 million, partially offset by proceeds from (i) matured time deposits of RMB3,177.1 million, and (ii) repayment of loan from Guangzhou Zhihong of RMB340.2 million.

Financing activities

Net cash provided by financing activities in 2020 was RMB8,324.4 million (US$1,275.8 million) which was primarily attributable to proceeds from issuing Series A-16 preferred shares, net of issuance cost, in the amount of RMB11,081.0 million (US$1,698.2 million), partially offset by (i) cash payment for a shareholder loan of RMB1,310.1 million (US$200.8 million) to Mr. Gang Wang, (ii) repayment of short-term loans of RMB500.0 million (US$76.6 million), (iii) cash payment to institutional funding partners as return of investment in the trusts established by us of RMB388.7 million (US$59.6 million) relating to our credit solutions, and (iv) cash payment of RMB557.8 million (US$85.5 million) for repurchase of ordinary shares from certain employees.

Net cash provided by financing activities in 2019 was RMB1,693.2 million, which was primarily attributable to (i) proceeds from issuing Series A-15 preferred shares net of issuance cost in the amount of

RMB1,672.4 million, (ii) proceeds from short-term loan of RMB1,216.5 million, and (iii) cash received from institutional funding partners to fund the trusts established by us of RMB420.1 million (US$61.9 million) relating to our credit solutions, partially offset by (i) repayment of short-term loans of RMB1,230.9 million and (ii) cash payment of RMB384.9 million for repurchase of ordinary shares from certain employees.

Shareholder Loan

On November 12, 2020, our board approved a loan in the amount of US$200 million to Mr. Gang Wang, a minority shareholder who beneficially owns less than 5% of the total outstanding shares of our company. As an angel investor in Yunmanman, he helped to steer the historical merger between Yunmanman and Huochebang. He was elected the chairman of our board of directors after the merger, and he resigned from our board on November 10, 2020 to pursue other endeavors. The loan is secured by a share charge over certain shares beneficially owned by Mr. Wang. The number of charged shares should be calculated based on the fair market value of such shares, determined from time to time, with a loan-to-value ratio of 90%, and as of November 21, 2020, the date on which the loan agreement was signed, 398,507,891 Series A-5 preferred shares were subject to the share charge. The loan has a term of five years and is interest free for the first two years and bears a fixed interest of 1% per year for the remaining three years.

Capital Expenditures

We made capital expenditures of RMB10.4 million and RMB53.1 million (US$8.1 million) in the years ended December 31, 2019 and 2020, respectively. Our capital expenditures were mainly used for purchases of property and equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table set forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	RMB	US$	RMB
	(in thousands)
Operating lease commitments	24,793	3,800	7,513	8,640	8,640	—

Off-Balance Sheet Arrangements

We provide financial guarantees for loans that we facilitate for certain institutional funding partners to shippers and truckers on our platform. We are obligated to compensate the institutional funding partners for the principal and interest payment in the event of the borrowers’ default. As of December 31, 2020, the amount of guarantee liabilities in relation to such arrangements was immaterial, and the maximum potential undiscounted future payment we would be required to make was RMB45 million (US$6.9 million).

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Full Truck Alliance Co. Ltd., our holding company, has no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIEs and their subsidiaries in China. As a result, Full Truck Alliance Co. Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The Company uses Renminbi (“RMB”) as its reporting currency. All of our revenues and substantially all of our expenses are denominated in Renminbi. The functional currency of our company and subsidiary in Hong Kong is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the VIE and the VIE’s subsidiaries is the Renminbi. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive loss. Due to foreign currency translation adjustments, we had foreign exchange loss of RMB4.4 million and RMB21.3 million (US$3.3 million) for the years ended December 31, 2019 and 2020, respectively.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the Renminbi’s daily reference rate at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$         million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$         per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020 to a rate of RMB7.1775 to US$1.00, would result in an increase of RMB          million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020 to a rate of RMB5.8725 to US$1.00 would result in a decrease of RMB          million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Principles of consolidation

Our consolidated financial statement include the financial statements of our company, our subsidiaries, our VIEs and their subsidiaries. All inter-company transactions and balances between our company, our subsidiaries, our VIEs and their subsidiaries have been eliminated upon consolidation.

Consolidation of VIEs

We evaluate the need to consolidate VIEs by determining if we are its primary beneficiary. In determining whether we are the primary beneficiary, we consider if we (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. If deemed the primary beneficiary, we consolidate the VIEs. Due to PRC laws and regulations that impose certain restrictions or prohibitions on foreign equity ownership of entities providing value-added telecommunications services and certain financial services, we conduct a substantial part of our operations in China through contractual arrangements with Shanghai Xiwei, Beijing Yunmanman and Guizhou FTA, which are our VIEs. Our VIEs and their subsidiaries hold certain licenses required to operate our business in China. The equity interests of our consolidated VIEs are held by certain beneficial owners and affiliates of shareholders of our Company.

To provide the effective control over these VIEs and receive substantially all of the economic benefits of these VIEs, Jiangsu Manyun and FTA Information, our wholly-owned subsidiaries, or WFOEs, entered into a series of contractual arrangements with these VIEs and their shareholders. The irrevocable powers of attorney have conveyed all shareholder rights held by VIEs’ shareholders to WFOEs, including the right to appoint board members who nominate the general managers of VIEs to conduct day-to-day management of VIEs’ businesses, and to approve significant transactions of VIEs. The exclusive option agreements provide WFOEs with substantive kick-out rights of VIEs’ shareholders through an exclusive option to purchase all or any part of the shareholders’ equity interests in VIEs at the lowest price permitted under the PRC laws then in effect. In addition, through the exclusive business cooperation agreements, WFOEs established the right to receive benefits from VIEs that could potentially be significant to the VIEs, and through the share pledge agreements, WFOEs have, in substance, obligations to absorb losses of VIEs that could potentially be significant to the VIEs. As these contractual arrangements allow us to effectively control the VIEs and to derive substantially all of the economic benefits from them, we have consolidated the VIEs.

Consolidated Trusts

Loans funded by the institutional funding partners in our loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts. Since 2018, several trusts were formed by third-party trust companies, who administer the trusts. The trusts were invested by us and third-party trust companies.

The trusts, using the funds received from the trusts’ beneficiaries, fund the loans to the borrowers facilitated by us. The trusts provide the returns to their beneficiaries through interest payments made by the borrowers.

The borrowers are charged interests by the trusts. We are entitled to the residual profit in the trusts and provides guarantee to the trusts by agreeing to repurchase any loans that are delinquent for more than 60 days whereby the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies. We determined that the residual profit or the guarantee represents a variable interest in the trusts through which we have the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invest in loans facilitated by us and we continue to service the loans post origination through a service agreement and has the ability to direct default mitigation activities, we have the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, we are considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows.

Revenue Recognition

We derive our revenues principally from shippers’ and truckers’ use of our platform in connection with freight matching services and value-added services.

We adopted ASC 606, Revenue from Contracts with Customers, for all periods. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances and discount.

VAT are included in revenue on a gross basis as we determine that we are the principal of VAT in the PRC, based on the fact that we are primarily responsible for fulfilling the promise to pay VAT, which equals the sales amount multiplied by the applicable VAT rate, as a seller of services under PRC Value-added Tax Provisional Regulations and the Pilot Implementation Measures for the Reform of Business Tax to Value-added Tax. In addition, we are subject to penalty or any other actions taken by tax authorities if we do not pay VAT assessed on our sales activities timely. We also considered our discretion in establishing the VAT. As the VAT rate is determined by relevant tax authorities, we don’t have complete discretion in establishing VAT. However, we do not believe this ability (or lack thereof) to determine the amount of VAT to be a determinative indicator of which party is the principal. We believe that the fact that we are primarily responsible for fulfilling the promise to pay VAT as a seller of services to be more relevant in the assessment of which party is the principal.

For the years ended December 31, 2019 and 2020, RMB1,359 million and RMB1,434 million (US$220 million) of VAT were included in net revenues, respectively, and the majority of which was generated from freight brokerage services.

Freight listing services

We charge the shippers membership fees for posting shipping orders on our platform. Membership fee is prepaid by shippers registered on our platform for activating their rights of making shipping orders on the platform. Revenue from membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of shipping orders posted depending on the specific terms in membership agreements.

Freight brokerage services

We provide freight brokerage services to shippers registered on our platform, assisting the shippers to identify appropriate truckers and enabling truckers to receive and fulfill on-demand requests from shippers. As a freight broker, we enter into a shipping contract with the shipper as well as a shipping contract with a trucker matched by the platform or designated by the shipper to fulfill the shipping order.

We conclude that we act as an agent in the provision of shipping services as we are not responsible for fulfilling the promise to provide the shipping services, nor do we have the ability to control the related services. Specifically, we do not have the ability to control the shipping services provided by truckers due to: (i) we do not pre-purchase or otherwise obtain control of the truckers’ services prior to their transfer to the shippers; (ii) we do not guarantee a shipping order could be taken by a trucker; (iii) we cannot direct the truckers to accept, decline or disregard a shipping order. The service fee earned by us is the difference between the amount paid by the shipper and the amount earned by the trucker, which are both fixed at the time a transaction is entered into. The revenue is recognized on a net basis at the point of fulfillment of the shipping order as this is when control of the services provided by us is transferred to the shipper, considering the shipper has the right to cancel the shipping order at any point as long as the cancellation is agreed by the trucker, with no payment to us, and we would need to reperform substantially all the activities completed prior to the cancellation if it is to fulfill the remaining performance obligation to the shipper, and the fulfillment of a shipping order generally takes no greater than three days.

Transaction commission

From August 2020, we started charging commissions from truckers when they take orders originating from certain cities. The commission fee charged for a shipping order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the trucker takes the order as this is the point in time we complete the matching service.

Credit solutions

We provide loans using our own fund or through the consolidated trusts to the shippers and truckers registered on our platform to cater to their various essential needs and increase their stickiness and engagement on our platform. We recognize the fees and interests charged to the borrowers as “credit solutions revenue” over the lifetime of the loans using the effective interest method.

We also facilitate loans to the shippers and truckers registered on our platform for certain institutional funding partners. For loans facilitated by us, we may provide guarantee services to our institutional funding partners whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from us. Given that we effectively take on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC 460, Guarantees.

We determine that both the institutional funding partners and the borrowers are our customers pursuant to the contractual terms among us, the borrowers and the institutional funding partners. For each loan facilitated on the platform, we consider the loan facilitation service, post origination service and guarantee service (not applicable for arrangements where we do not provide guarantee service) we provide as separate performance obligations because they are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from one another in the contracts.

We determine the total transaction price to be the service fees chargeable from the borrowers and the institutional funding partners.

We first allocate the transaction price to the fair value of guarantee liabilities, if any, in accordance with ASC 460, and then allocate the remaining considerations to the loan facilitation services and post origination services based on their relative standalone selling prices. As we do not have observable standalone selling price information for the loan facilitation services or post origination services or direct observable standalone selling prices for similar services in the market, we use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services for transaction price allocation. In estimating our standalone selling prices for the loan facilitation services and post origination services, we considers various factors including the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenue when the service is rendered. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partner and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services including payment reminder calls and collection services are a series of distinct services that are provided to the institutional funding partners over the term of the underlying loans. Revenues from guarantee services are recognized at the expiry of the guarantee term. For the years ended December 31, 2019 and 2020, revenue from guarantee services was immaterial.

Other value-added services

Other services provided by the Group mainly comprise agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers in their businesses to meet various essential needs of shippers and truckers. Revenue is recognized when service is rendered.

Multiple performance obligations

When certain service contracts are combined as one arrangement for revenue recognition purposes and the entire arrangement contains more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the relative standalone selling prices of the promised services underlying each performance obligation. In these instances, as we frequently sell each type of service with observable standalone selling prices, the observable standalone sales are used to determine the standalone selling price of each performance obligation.

Cost of revenues

Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of tax refund from government authorities, payroll and related expenses for employees involved in operating our platforms, technology service fee, and commission fee paid to third party payment platform as well as funding costs related to credit solution services.

VAT cost is primarily related to freight brokerage services, and is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which we are an agent) and the platform service fee earned by us. We operate our freight brokerage business with the road transportation license obtained from the government, which requires us to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. We receive partial VAT refunds from local financial bureaus as an incentive for developing the local economy and business, which is recorded as a reduction of the VAT cost.

For the years ended December 31, 2019 and 2020, gross amount of VAT cost was RMB1,814 million and RMB1,833 million (US$281 million) respectively, and VAT refund amount was RMB861 million and RMB939 million (US$144 million), respectively.

Loans receivable, net

Loans receivable represents loans provided directly by us or through the consolidated trusts to the shippers and truckers registered on our platform to cater to their various essential needs and increase their stickiness and engagement on the our platform. Loans receivable are reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio. We recorded RMB127.8 million and RMB94.2 million (US$14.4 million) in 2019 and 2020, respectively, in provision for loans receivables.

We write off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible, primarily including loans receivable that are past due for more than 180 days as they are not considered collectible based on the our historical experiences.

We do not record any “credit solutions revenue” on an accrual basis for the loans that are past due for more than 90 days. Loans are returned to accrual status if they are brought to non-delinquent status or have been performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled.

Intangible assets

Intangible assets purchased are recognized and measured at cost upon acquisition. Intangible assets arising from the merger of Yunmanman with Huochebang and the acquisition of Shengsheng Huitouche, including trademark, domain name, platform and software are recognized and measured at fair value based on a valuation upon acquisition. We made estimates and judgments in determining the fair value of Huochebang and Shengsheng Huitouche with assistance from an independent valuation firm.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the merger of Yunmanman with Huochebang in 2017 as well as the acquisition of and Shengsheng Huitouche in 2020. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

Under U.S. GAAP, we have the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If we choose to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. On January 1, 2019, we early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, which allows us to perform our annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of the enactment of the change.

Measurement of share-based compensation

We account for share options granted to employees and directors as a lability award or an equity award in accordance with ASC 718, Stock Compensation. We recorded RMB455.6 million and RMB3,486.3 million (US$534.3 million) in 2019 and 2020, respectively, in share-based compensation expenses in relation to share-based award grants.

Options granted generally vest upon satisfaction of service conditions over the following serval years. They are measured at the grant date and recognized as compensation cost over the vesting periods, with the corresponding credit recorded as additional paid-in capital. Certain options are subject to an exercisability clause where employees can only exercise vested options upon the occurrence of the public trading of the Company’s ordinary shares, which substantially creates a performance condition. We have not recorded any compensation expense for such options as the satisfaction of the performance conditions is considered improbable.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, we calculate incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, we would recognize incremental compensation cost on the date of modification and for unvested options, we would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

Options or similar instruments on shares are classified as liabilities instead of equity if either of the following conditions is met: the underlying shares are classified as liabilities; or the options or similar instruments must be settled in cash or the grantee can require the entity to settle in cash.

We measure a liability award under a share-based payment arrangement based on the award’s fair value re-measured at each reporting date until the date of settlement. Compensation costs for each period until settlement are based on the change in the fair value of the instrument at each reporting date.

The fair value of each option that is subject to valuation during the years ended December 31, 2019 and 2020 was estimated using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	Year ended December 31,
	2019	2020
Expected volatility	34.2%~35.9%	35.9%~39.3%
Risk-free interest rate (per annum)	1.67%~2.46%	0.30%~1.04%
Exercise multiples	2.80	2.80
Expected dividend yield	0.00%	0.00%
Fair value of underlying ordinary shares	$0.216~0.259	$0.261~0.395
Fair value of share option	$0.293~0.305	$0.294~0.395

We estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. We estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behavior. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. We determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our redeemable convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (redeemable convertible preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to redeemable convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2019 and 2020 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the NYSE.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient skilled financial reporting and accounting personnel with appropriate knowledge, in particular, to (i) to establish and implement key controls over period end closing, financial reporting and contract management, and (ii) to handle accounting issues and to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness subsequent to December 31, 2020, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) implementing regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; (ii) developing and implementing a comprehensive set of period-end financial reporting policies and procedures, including a more systematical contract management for those signed under overseas holding company and timely communication between legal and finance department to analyze the terms and accounting impacts of significant financing or investing contracts, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (iii) conducting regular and continuous U.S. GAAP accounting and financial reporting programs and sending our financial staff to attend external U.S. GAAP training courses; and (iv) hiring additional resources to strengthen the financial reporting function and setting up a financial and system control framework.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Relating to Our Industry and Business—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Recent Accounting Pronouncements

Please refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

Logistics Is Vital to China’s Economy

China has undergone rapid economic growth and technological development during recent decades. China’s economy has shown greater resilience and growth prospects than most other countries during the COVID-19 pandemic with GDP estimated to expand by 2.3% in 2020, the only major world economy with positive growth, according to National Bureau of Statistics of China (NBS).

Logistics is vital to China’s economy, involving transportation, warehousing and supply chain management for raw materials, industrial goods and consumer goods. Integral to maintaining the efficiency of supply chains, logistics connects and supports the massive manufacturing and consumption segments in China with tens of millions of logistics participants. China is the world’s largest logistics market. Despite the supply chain disruptions and lockdowns due to the COVID-19 pandemic, China’s logistics sector has demonstrated strong resilience with a positive logistics spending growth from RMB14.6 trillion in 2019 to RMB14.9 trillion in 2020. In line with the stable growth of China’s economy, the spending is forecasted to reach RMB19.3 trillion by 2025, representing a CAGR of 5.3% from 2020 to 2025.

Despite its sheer scale, China’s logistics industry has low efficiency and high indirect costs. In 2020, China’s total logistics spending accounted for 14.7% of GDP, according to NDRC, compared to approximately 7.6% in the U.S., according to the CIC Report. Inefficiencies in China’s logistics industry arise due to a number of reasons, such as asymmetric information, lack of standards and high cargo damage, which have all led to high indirect transaction costs in China’s logistics industry. According to the CIC report, approximately 30% of total logistics spending in China in 2020 represented wasteful spending due to poor planning and management or cargo losses. Inefficiencies in China’s logistics industry create opportunities of increasing outsourcing to third-party logistics and supply chain management service providers with strong expertise and capabilities to address these shortcomings.

China’s logistics industry is driven by strong demand from primary and secondary sectors. Agricultural and industrial activities account for 45.5% of China’s GDP in 2020, compared to only about 19% in the U.S., presenting sizable demand for logistics services, which is further reinforced by the uneven geographic distribution of resources and downstream industries. Other major drivers for the industry include (i) strong consumer confidence and growing internal circulation as China transitions into a new phase of economic development with domestic consumption expected to be a key driver of economic growth; (ii) advanced technology and ascendant digitalization, such as 5G, cloud computing, artificial intelligence, or AI, Internet of Things, or IoT, and autonomous driving; and (iii) continued globalization as China continues to play an integral role in global commerce.

Overview of China’s Road Transportation Industry

Transportation is the largest sector in China’s logistics industry, taking up over 50% of the total logistics spending. With total length of expressway network reaching approximately 150,000 kilometers, China has one of the world’s most established road networks. Road transportation is the largest component of China’s transportation industry, accounting for approximately 80% of total transportation spending in 2020. Despite the lockdown induced by COVID-19 in January and February 2020, China’s road transportation industry has largely recovered by the end of 2020. Given the high flexibility, low infrastructure investment requirements and convenience of door-to-door delivery, road transportation is expected to remain the major means of transportation in the near future in China.

The road transportation industry can be divided into three major segments according to freight weight:

•

Full-truckload, or FTL: a transportation service of which the subject is a dedicated shipment of a full truckload, typically directly from the point of departure to the point of destination through line-haul with freight weight over three tons.

•

Less-than-truckload, or LTL: a transportation service of which the subject shipment is less or lighter than a full truckload, typically put together with other shipments into a full truckload with freight weight between 30 kilograms and 3 tons.

•	Express: a timely transportation service of which the subject shipment is typically one piece of goods of lower value and with freight weight within 30 kilograms.

The diagram below illustrates the general landscape of the China’s road transportation industry and major segments:

The road transportation industry can be also divided into two major segments by length of haul: intra-city transportation and inter-city transportation. Intra-city transportation refers to the transportation market where length of haul is within 100 kilometers. Inter-city transportation represents the market where length of haul is over 100 kilometers.

Key characteristics of China’s road transportation industry are:

•

High fragmentation on both sides. According to the CIC report, there were approximately 8.1 million carriers in China in 2020, each with around four trucks on average, compared with 0.6 million carriers in the U.S., each with around 26 trucks on average. Furthermore, about 80% of carriers in China are individual truckers with only one truck. Shippers are equally fragmented in China and consist of a large number of long-tail, small and medium-sized enterprises. According to the MIIT, there were 30 million small and medium enterprises in China in 2019. High fragmentation has led to poor economies of scale in the industry.

•

Spot dominant. China’s road transportation market is a spot dominant market with higher proportion of spot demand primarily due to highly asymmetric information between the demand and supply sides, seasonality in shippers’ demand and the uneven geographic distribution of resources and downstream industries. For example, approximately 80% of the FTL shipping orders fulfilled by truckers are attributable to spot demand, according to the CIC report.

•

Favorable regulatory tailwinds. Since 2015, the Chinese government has issued a series of policies to promote cost reduction and efficiency enhancement in the logistics sector and the development of intelligent and standardized logistics through technology and innovation.

Below are the key addressable markets of FTA within China’s road transportation industry:

FTL Market

FTL is the largest segment in China’s road transportation market in terms of the gross transaction volume, or GTV of freight fee. It also accounts for about 70% of China’s road transportation market in terms of goods turnover, according to the CIC report. In 2020, an aggregate of 997 million inter-city shipping orders were completed in China’s FTL segment. The total number of trucks utilized in the segment represents a substantial share of the total trucks in China. In 2020, there were 9.1 million heavy-duty and medium-duty trucks with truckload above 4 tons (including 6.2 million freight trucks and 2.9 million engineering trucks) out of 31 million total trucks in China, and 13.7 million heavy-duty and medium-duty truckers (including 9.2 million freight truckers and 4.5 million engineering truckers) out of 35 million total truckers in China.

FTL goods typically are shipped directly from the point of departure to the point of destination through linehaul without the need of aggregation of shipments from time to time, making it suitable for management and scheduling through standardized online platforms. Due to high fragmentation, only approximately 20% of FTL shipments involve truckers with a term contract, according to the CIC report. The remaining shipments, typically without formal contracts, involve either fee-charging intermediaries or acquaintance truckers. Shipments through acquaintance truckers are typically not economical because they do not present a stable and scalable source of income for truckers and are typically priced above the optimal price shippers can source from an efficient market. According to the CIC report, the FTL market is expected to reach RMB4.5 trillion in 2025.

LTL Market

LTL market historically has grown faster than FTL due to tailwinds from e-commerce growth and fragmentation of economic activities. Growing number of small-batch and multi-variety shipping orders in the upstream manufacturing industries, improved efficiency of cargo pooling on nationwide platforms and increased demand for large-sized parcels, such as home appliances and furniture, have been driving the growth of LTL market. Compared with FTL market, LTL introduces added complexity in matching and managing shipments as to maximize truck utilization and minimize transportation times. Depending on the freight weight, LTL market can be divided into small ticket LTL (between 30 and 500 kilograms) and large ticket LTL (between 500 kilograms and three tons). Due to similarities in freight weight and thus the types of goods transported, small ticket LTL is operationally similar to the express market, whereas large ticket LTL is comparable to the FTL market. According to the CIC report, the LTL market is expected to reach RMB1.9 trillion in 2025, and the contribution from large ticket LTL is expected to remain at 70%.

Intra-city Transportation Market

Intra-city transportation refers to a portion of FTL, LTL and express transportation where length of haul is within 100 kilometers. Intra-city transportation market represents massive demand of bulk transportation among train stations, ports and warehouses, as well as growing demand of intra-city service, mostly from retail, consumer goods, pharmaceuticals, and automobile sectors. Surging delivery demand from new retail and shift from in-house transportation to outsourcing for higher efficiency further drive the demand for intra-city transportation services. According to the CIC report, the intra-city transportation market amounted to RMB1.2 trillion in 2020, and 15% of the shipping orders placed by shippers in this market were attributable to spot demand. Spot demand for intra-city transportation is expected to increase from RMB0.2 trillion in 2020 to RMB0.3 trillion in 2025, representing a CAGR of 9.1%.

Challenges Facing Shippers and Truckers in China’s Road Transportation Industry

Due to the highly fragmented, complex and inefficient nature of the road transportation industry in China, shippers and truckers have traditionally been faced with several challenges:

For shippers:

•

Difficult to find truckers. It often takes days to find reliable truckers as the process is largely conducted offline or by phone with no efficient protocols for information exchange, making it hard to find a suitable match. Many shippers have to go through brokers or third-party logistics, or 3PL, companies to find truckers, as they are not familiar with the process.

•

High costs and opaque pricing. Brokers or 3PL companies incur fixed costs to rent space at logistics parks and shippers go through multiple layers of middlemen, adding to shipment costs. Asymmetric information on prevailing freight rates also lead to potential mispricing of shipment costs.

•

Low service quality. Transactions between shippers and truckers are often entered into on blind faith and there is no effective way of ensuring their interests are protected. Due to limited tools and value-added services, shippers have difficulty tracking delivery progress and confirming actual expenses incurred by truckers, and could be subject to damage to shipment value without proper insurance coverage, which leads to frequent disputes between shippers and truckers and low assurance of the quality of service provided to shippers.

For truckers:

•

Low truck utilization. Truck utilization is limited in China due to highly asymmetric information, especially for individual truckers on back-hauls, and low adoption of sophisticated solutions such as route optimization and GPS tracking. Truckers traditionally go to designated logistics parks to find their next shipment where the average lead time to find a shipment is two to three days. As the nearest logistics park is on average 50 kilometers away from their last shipment destinations, truckers would have to travel a considerable distance, or so-called “deadhead miles”, to find their next shipments, resulting in additional fuel costs, toll fees and time.

•	Low income visibility. Truckers make a living on sporadic shipping orders and have limited ability to plan their routes in advance and limited visibility on their cash flow.

•

Poor protection of interests. The interests of truckers are poorly protected and disputes often arise with shippers as transactions are entered into in blind faith without proof of record or protocols for dispute resolution. Shippers often delay or decline payment to truckers after the completion of a shipment, which affects the livelihood of truckers and the overall level of trust in the industry.

Rise of Digital Freight Platforms

Catalyzed by the proliferation of smartphones and mobile internet infrastructure, demand for online, standardized and digital solutions has emerged for both shippers and truckers and spawned a variety of digital freight platforms, including marketplaces, digital carriers and freight brokerage platforms. Digital freight platforms enable shippers and carriers to share information, locate proper resources, and complete shipping orders on an integrated platform. In 2020, strict disease prevention measures and prolonged quarantine period in China in response to COVID-19 further drove the adoption of online platforms.

Digital freight platforms, as an integrated logistics platform, are well positioned to capture this secular shift because they can abate information asymmetry, improve efficiency and create incremental value. Digital freight platforms started out by enabling shippers and truckers to acquire information online about freights and trucks. Over time, digital freight platforms have replaced the traditional offline logistics park model with standardized and digital solutions. They are able to deliver an end-to-end transaction experience that can match shippers with the most suitable truckers through by recommending or dispatching shipping orders to improve the overall efficiency on the road network. Penetration of digital freight platforms is rapidly growing, with the GTV of digital freight platforms reaching over 4% of total road transportation market in 2020 and expected to reach 18% by 2025, according to CIC. FTA, the largest digital freight platform in China by GTV in 2020, had over twice the number of registered heavy-duty and medium-duty truckers as the second to fifth largest digital freight platforms combined as of December 31, 2020, according to the CIC Report. The diagram below illustrates the paradigm shift before and after the emergence of digital freight platforms:

Key Trends for Digital Freight Platforms in China

•

Rapid adoption of digital freight platform. Compared to U.S. market where there are a number of large scale offline freight providers, China’s road transportation market has historically been highly fragmented with no dominant offline freight service providers. The rise of digital freight platforms replaced a large number of small offline brokers and provided an accelerated transformation and disruption to China’s road transportation market. Due to lack of meaningful alternatives, truckers and shippers have rapidly adopted the solutions provided by digital freight platforms.

•

Higher level of standardization and digitalization. As digital freight platforms further penetrate China’s road transportation market, they are able to transform the market through digitalization and standardization of transaction processes and application of advanced technologies. Digital freight platforms bring more efficiencies to the supply chains and offer greater value to their ecosystem participants and set the industry standards for scope of service, truck types and delivery time, among other things, for industry participants to follow.

•

Technology playing an increasingly important role. Advances in AI technology will drive optimization and innovation in China’s road transportation industry. Digital freight platforms can apply AI towards various scenarios such as demand prediction, pricing determination and route optimization, which would enable higher agility and greater efficiency in the road transportation industry. For example, by leveraging their technology and data capabilities and extending their services from matching one shipper with one trucker such as in the FTL market to matching multiple shippers with one trucker such as in the LTL market, digital freight platforms are able to reduce friction and achieve optimization of the road network.

Monetization Opportunities for Digital Freight Platforms

We believe that inefficiency and pain points facing shippers and truckers represent significant opportunities for digital freight platforms and the transformation of the road transportation market is still at its early stages.

Freight matching

Digital freight platforms are able to diminish the information asymmetry in the industry and address various road logistics use cases, which represents significant revenue growth and margin expansion opportunities. As such, we believe the entire road transportation market in China represents a vast total addressable market, or TAM, for digital freight platforms. According to the CIC report, China’s combined FTL and LTL markets amount to RMB5.3 trillion in 2020, calculated as the product of freight fee per ton kilometers and total freight turnover for FTL and LTL segments.

Value-added services

By leveraging advanced technology and data analytics to facilitate transactions, digital freight platforms enable more business partners from the road transportation ecosystem to participate on their platforms and provide value-added services that cater to the needs of shippers and truckers from credit solutions to other services including ETC, insurance and fuel, thus creating enormous commercial value. For example in 2025, total loan disbursement of credit solutions for shippers and truckers is expected to reach RMB1.5 trillion; total sales of diesel and insurance premium for road transportation will be approximately RMB0.6 trillion and RMB0.7 trillion, respectively, according to the CIC report.

Key Success Factors of Digital Freight Platforms

•

Nationwide network. Digital freight platforms that serve a nationwide network have better ability to address shipper and trucker needs than those that serve specific regions or cities with networks that are localized and not interconnected. Building a nationwide network is complex because it involves synthesizing a massive amount of non-standardized and multi-faceted data points with varying degrees of accuracy and completeness. Digital freight markets therefore require strong data capabilities to digitalize and standardize information and management and scheduling of transport at national scale. A national network is essential for a digital freight platform to achieve powerful network effects and creates high barrier to new entrants, especially regional players.

•	Large shipper and trucker base. The ability to attract and retain a critical mass of shippers and truckers and keep them active on the platform is a key competitive advantage.

•

Comprehensive solutions with transaction capabilities. In addition to access to freight and truck information, digital freight platforms allow truckers and shippers to complete the key steps of transactions online, and monetize through commission as well as other value-added services in relation to the transactions facilitated on their platforms.

•

Technology capabilities. Innovative use of advanced technology such as AI, machine learning and data analytics are key to the success of online logistics platforms. Road transportation generates massive amount of data around shipper and trucker profiles, transactions, fulfillments and payments that have historically been difficult to structuralize and utilize. Through combining this high quality transportation data with AI techniques, digital freight platforms can unlock greater efficiencies on their platforms, providing higher-quality service while reducing unnecessary costs.

•

Strong reputation. Safety and trust are essential in the industry, given significant information asymmetry. Shippers and truckers tend to choose well-established online logistics platforms that provide robust safety tools for the transactions.

BUSINESS

Our Mission

Our mission is to make logistics better. We are shaping the future of logistics with technology.

Logistics is the lifeblood of our economy, powering the movement of goods and connecting the engines of production and consumption. We aspire to revolutionize logistics, improve efficiency across the value chain and reduce carbon footprint for our planet.

Overview

Full Truck Alliance, or FTA, is the world’s largest digital freight platform by gross transaction value, or GTV, in 2020, according to the CIC Report. We have transformed China’s road transportation industry by pioneering a digital, standardized and smart logistics infrastructure across the value chain.

Our platform connects shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. We have built a vibrant ecosystem of millions of shippers and truckers. In March 2021, approximately 1.4 million shippers posted shipping orders on our platform. In 2020, we facilitated 71.7 million fulfilled orders with GTV of RMB173.8 billion (US$26.6 billion), and over 2.8 million truckers fulfilled shipping orders on our platform. Approximately 20% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on our platform in 2020, according to the CIC Report. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively.

Industry Background and Challenges

China has the world’s largest road transportation market with a market size of RMB6.2 trillion (US$951.5 billion) in 2020, according to the CIC Report. The transportation of full-truckload, or FTL, and less-than-truckload, or LTL, shipments, makes up a majority of the road transportation market in China, amounting to RMB5.3 trillion (US$816.7 billion) in 2020 and expected to reach RMB6.5 trillion by 2025, according to the CIC Report.

The road transportation industry in China is highly fragmented, complex and inefficient. Road shipments are primarily arranged on-demand, and information is highly asymmetric. There is a high degree of fragmentation among both shippers and truckers, with a large long-tail of shippers who are small and medium-sized enterprises, and truckers who are individual owner-operators. This is structurally different from the U.S., where shippers are concentrated and served by scaled incumbents. In China, the matching of shippers and truckers traditionally took place offline in remote logistics parks, where shipping orders were written on blackboards in a disorganized manner, with most of the negotiation process conducted over the phone or in person.

As a result, industry participants faced significant challenges in China. Typically, shippers spent days to find a trucker and had to go through multiple layers of middlemen, resulting in higher costs. Pricing was opaque, and transactions were entered into in blind faith, without adequate protection of shipper or trucker interests. Truck utilization was limited due to highly asymmetric information, especially for individual truckers on back-hauls, who usually spent days in finding their next shipments. Truckers made frequent trips to logistics parks, which were typically over 50 kilometers away from their last shipment destinations, to find their next shipments, resulting in wasted mileage, fuel costs and time. They were not able to plan their routes and had limited visibility on their income. The lack of standardized protocols and trust between shippers and truckers led to frequent disputes, resulting in unfulfilled transactions and payment delays, further undermining trust and efficiency in the industry.

The FTA Platform

We believe the key to addressing these industry challenges is a digital, standardized and smart platform that connects shippers and truckers seamlessly. Leveraging the proliferation of smartphones and the mobile internet, we established nationwide infrastructure and industry standards that promote transparency, trust and efficiency across the logistics industry. In so doing, we are contributing to China’s economic growth, improving lives of millions of shippers and truckers, and reducing carbon footprint for our planet.

Yunmanman and Huochebang were founded in 2013 and 2011, respectively, and both companies rapidly grew to become leading digital freight platforms in China. The two companies merged to create FTA in 2017, establishing a nationwide road logistics network with significant economies of scale.

We are constantly improving our offerings to better meet the diverse, complex and often non-standard needs of industry participants. We have evolved from a directory of freight listings to an ecosystem that enables logistics transactions from end to end with data-driven technology and a comprehensive range of value-added services.

The diagram below illustrates the major components of our platform.

Freight matching services

•

Freight listing service. In 2011 and 2013, Huochebang and Yunmanman each began providing freight listing service through QQ and WeChat groups, taking the first step towards the digital transformation of China’s road transportation industry. At the end of 2013 and early 2014, Yunmanman and Huochebang each launched their mobile apps, where shippers could post shipping orders and truckers could contact them to find their next shipments in a standardized manner. After the two companies merged at the end of 2017, we began monetization of freight listing service in 2018 by launching membership service for frequent shippers, allowing paying shippers to post more shipping orders than non-paying shippers.

•

Freight brokerage service. In January 2018, we launched freight brokerage service, going a step further from freight listing service to provide end-to-end freight matching service with a higher level of service quality assurance to shippers. As a freight broker, we enter into contracts with shippers to sell shipping service and platform service and also enter into contracts with truckers to purchase shipping service. The difference between the amount we collect from shippers and the amount we pay to truckers represents our platform service fee. We assume the legal obligation to pay VAT, which is assessed on the entire selling price of the shipping service and platform service. We receive partial tax refunds in the form of government subsidies from local financial bureaus as an incentive for developing the local economy and business. We issue VAT invoices to shippers that they can use for tax deductions, solving a significant pain point for many shippers when contracting with truckers. Shippers can track the transaction at each step in real-time and make payment for freight fees online. We also assume liability for cargo damages up to a specific amount per shipment, and obtain cargo insurance under certain circumstances to mitigate our risk.

•

Online transaction service. Building on the technology and operational knowhow developed from our freight listing and brokerage services, we launched online transaction service to further digitalize shipping transactions and enable shippers and truckers to transact through our platform. Truckers are required to make payments for freight deposits to our platform to secure a shipping order, which contributes to better service quality and higher fulfillment rates. We also offer shippers the option to track the transactions at each step in real-time. In August 2020, we began monetization of our online transaction service by collecting commissions from truckers on selected types of shipping orders originating from an initial batch of three cities, namely Hangzhou, Huzhou and Shaoxing. In March 2021, we collected commissions on shipping orders with GTV of RMB793.8 million, representing 96.8% of the total GTV originating from these three cities on our platform. Our daily average order volume and trucker retention remained stable in these cities since August 2020, demonstrating our users’ acceptance of such commissions. We started collecting commissions on shipping orders originating from certain other cities on a smaller scale in the fourth quarter of 2020. We plan to roll out commissions in more cities in the future. In March 2021, we collected commissions in a total of 60 cities on shipping orders with GTV of RMB8.6 billion, representing 89.6% of the total GTV originating from these 60 cities and 36.3% of the total nationwide GTV facilitated through our platform in the same month. Our total commission charges from these 60 cities were RMB46.6 million in March 2021.

Value-added services

We provide a range of value-added services, which cater to various essential needs of shippers and truckers and increase their stickiness and engagement on our platform. Shippers can access transportation management system, credit solutions and insurance on our platform. Truckers can access software for routing and managing traffic ticket records, credit solutions, insurance, electronic toll collection, or ETC, services and energy services on our platform.

Benefits to Shippers and Truckers

Key benefits we provide to shippers and truckers include:

•

Efficient freight matching. Shippers can post shipping orders in a standardized manner on their mobile phones anytime and anywhere, without having to go through intermediaries or travel to logistics parks. Shippers can get quotes from reliable truckers often within minutes rather than days and make informed decisions about their suitability based on truckers’ profiles and track records. Truckers can find shipments in minutes while on-the-go, without having to travel to and wait for days at logistics parks. They also save on the mileage and time of traveling long distance to and from logistics parks between shipments.

•

Better profitability. Shippers enjoy lower shipping costs and more transparent pricing as they can interface directly with truckers, cutting out layers of middlemen and the need to rent space at logistics parks. According to the CIC Report, a shipping transaction may involve multiple middlemen, and their fees typically account for a 10-15% of the freight fees paid by shippers. Truckers can achieve higher income and utilization rates as less time and mileage is spent finding shipments. According to a trucker survey conducted by CIC, 63% of the respondents found an increase in their monthly shipping orders after using digital freight platforms. They can optimize their schedule and routes, leading to more visible incomes. With the transaction standards established by us, they also have higher certainty of freight fee collection and shorter receivable days.

•

Smarter operations. We enable shippers and truckers to operate in a smarter and more efficient manner. Shippers are supported by software that improve their operations such as transportation management systems as well as data-driven algorithms that recommend suitable pricing for shipments. Truckers are supported by software and data-driven algorithms that recommend suitable shipments, suggest optimal routes, and simplify their operations.

•

Greater assurance of service quality. We facilitate every part of the logistics transaction from end to end. Interactions and transactions are recorded on our platform, improving accountability and providing a source of support for dispute resolution. Our platform can act as an escrow agent through which freight deposits are made to and held by our platform until shippers confirm that the relevant transactions are completed, allowing shippers and truckers to transact with greater assurance. We provide round-the-clock customer service and protocols for dispute resolution.

•

Access to value-added services. We provide a comprehensive range of value-added services to shippers and truckers, catering to their diverse and complex needs and addressing various pain points. We only collaborate with business partners that have reliable track records to ensure the quality of value-added services offered to users.

Our Scale and Financial Performance

(1)	in the year ended December 31, 2020.
(2)	as of December 31, 2020.
(3)	in the month of December 2020.
(4)	over 2.8 million truckers fulfilled shipping orders on our platform in 2020, representing approximately 20% of China’s 13.7 million heavy-duty and medium-duty truckers in 2020.

We have grown rapidly and reached significant scale in recent years. We had over 1.3 million shipper MAUs in December 2020, representing a year-over-year growth of 42.2% from December 2019. As our platform’s matching efficiency continued to improve, our GTV increased significantly and reached RMB173.8 billion (US$26.6 billion) in 2020. China’s economy and our business was impacted by COVID-19, particularly in January and February 2020. Our average monthly GTV was RMB6.4 billion in January and February 2020, declining by 42.2% compared to average monthly GTV in the fourth quarter of 2019. We saw a strong recovery in transaction volumes for March 2020, achieving GTV of RMB 11.9 billion in March 2020, representing 145.4% growth compared to the previous month. Our GTV was RMB 51.5 billion (US$7.9 billion) in the first quarter of 2021, representing 108.0% year-over-year growth compared to the same period in 2020.

We are at an early stage of monetization. We generate revenue primarily from membership fees from shippers, freight brokerage fees from shippers, as well as interests and fees from value-added services to shippers, truckers and other ecosystem participants. We started monetization of online transaction service since August 2020, and we currently collect commissions from truckers for shipping orders originating from certain cities in China. Our total net revenues were RMB2,473.1 million and RMB2,580.8 million (US$395.5 million) in 2019 and 2020, respectively. We recorded net loss of RMB1,523.7 million and RMB3,470.5 million (US$531.9 million) in 2019 and 2020, respectively. We recorded non-GAAP adjusted net loss of RMB92.8 million in 2019 and non-GAAP adjusted net income of RMB281.1 million (US$43.1 million) in 2020.

Our Strengths

We believe the following strengths position us well to capitalize on the opportunities of a massive and rapidly changing road transportation market in China.

World’s largest and rapidly growing digital freight platform with powerful network effects

We are the world’s largest digital freight platform, according to the CIC Report, and we facilitated GTV of RMB173.8 billion (US$26.6 billion) and RMB51.5 billion (US$7.9 billion) in 2020 and the first quarter of 2021, respectively. This is a fraction of China’s road transportation GTV of RMB6.2 trillion (US$951.5 billion) in 2020, according to the CIC Report, which represents massive growth headroom for our platform. Our platform supports a nationwide network spanning over 300 cities and over 100,000 routes in China and caters to shipments across distance ranges, cargo weights and types. Approximately 20% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on our platform in 2020, according to the CIC Report.

We have a vibrant ecosystem of shippers, truckers and other industry participants built over a decade of operations. In the early years of our operations, we were able to acquire a nationwide user base at low cost and without the use of platform-wide subsidies by deploying on-the-ground teams at offline logistics parks. Gradually, we digitally transformed the industry and phased out offline logistics parks. Today, we primarily acquire users by organic word-of-mouth referrals and through online channels. We had over 1.3 million shipper MAUs in December 2020, representing a year-over-year growth of 42.2% from December 2019. We facilitated 71.7 million fulfilled orders with GTV of RMB173.8 billion (US$26.6 billion) in 2020 and 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion) in the first quarter 2021.

We enjoy increasingly powerful network effects and operating leverage as our platform continues to grow. As more shippers join the network, truckers have better options, fewer empty miles and fewer wasted hours, allowing them to earn more per day. As more truckers join the network, capacity increases and shippers see lower costs and higher service quality. Other industry participants, such as financial institutions, insurers, highway authorities, gas station operators, automakers and dealers, are attracted to our platform due to our large and growing base of shippers and truckers, increasing our ability to address shipper and trucker needs through value-added services, which in turn increases their engagement and attracts other shippers, truckers and industry participants to our platform.

In contrast to online car hailing platforms, digital freight platforms require management and scheduling of transport at a national scale. Our platform supports a dense network of nationwide routes connecting every city in China to hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a natural barrier of entry to our business.

Pioneer in developing industry-wide logistics infrastructure that is digital, standardized and smart

We are a pioneer in the design and development of logistics infrastructure that is digital, standardized and smart and comprises a comprehensive set of transaction rules and associated applications for road transportation.

•

Digital. We have digitalized the freight matching process. Traditionally, shipping orders were written on blackboards in a disorganized manner in offline logistics parks across the nation. Today, we allow shippers and truckers to connect through their mobile phones anytime and anywhere. We provide data in a transparent and structured manner so that shippers and truckers can make informed decisions quickly and build a framework of trust between shippers and truckers through user reviews. In 2020, our platform facilitated 71.7 million fulfilled orders. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively. We have built a rich and multi-dimensional database with hundreds of parameters on shippers and shipments, truckers and trucks, as well as transactions and routes.

•

Standardized. We have standardized the parameters around a transaction. Traditionally, each shipping order was captured by three to five parameters that were written on blackboards in logistics parks. Records were not standardized or centralized, resulting in ambiguity in information exchange and long communication time. Today, we collect a standard set of parameters from shippers, which are supplemented by additional parameters generated by our platform based on our massive historical transaction data. We analyze such data and display relevant information to truckers in a standardized manner. We set industry standards for the end-to-end structure and flow of information across the logistics value chain, from routing and shipment to matching and fulfillment. The collection of data at each step is seamlessly weaved into our user experience, guiding shippers and truckers to indicate their preferences and make informed decisions through their mobile phones. This data lays a strong foundation for smarter matching and pricing algorithms.

•

Smart. With more data on transactions, shippers and truckers, we are able to match and price transactions more intelligently, through consideration of a holistic range of parameters. This enables us to transform the freight matching experience from a search-based experience where truckers find shipments by looking through listings to a recommendation-based experience where transactions are matched and priced at a touch of the screen. The massive amount of data we accumulate offer us valuable insights, create a high entry barrier for potential competitors and give us a significant competitive advantage.

Our logistics infrastructure has drastically improved the efficiency of freight matching from days to minutes. Our average freight matching time, which measures the median time from order placement by shipper to payment of freight deposit by trucker for transactions completed through our platform, in December 2020 was 13 minutes, a 44.3% improvement from December 2019. At the same time, we also help lower shipping cost by eliminating multiple layers of middlemen fees, which typically account for a 10-15% of the freight fees paid by shippers. In addition, we have been making a positive impact on the environment by eliminating empty miles and wasted fuel. We estimate that in 2020 we helped reduce carbon emissions by 330,000 metric tons as a result of a smarter logistics infrastructure.

Comprehensive logistics and value-added services driving increasing user engagement

Shippers and truckers have diverse, complex and often non-standard needs, which we cater to by providing a comprehensive range of logistics and value-added services. Our freight matching solutions save time and money for shippers and cater to their needs for moving shipments across distance ranges, cargo weights and types, requiring a wide variety of trucks. We offer membership service to shippers who ship frequently and freight brokerage service to shippers who need higher level of service quality assurance and invoices. We also provide shippers with value-added services, including transportation management systems that make it easy and efficient to track and manage their shipments as well as credit and insurance solutions to manage their risks and cash flows. On the other hand, we increase incomes for truckers by providing access to shipments that are suitable for their trucks and desired routes. We help them manage their operating costs and workflows by providing ETC, energy, and truck sales services. We also provide credit and insurance solutions so they can manage their risks and cash flows.

The continuous expansion and enhancement of our service offerings has allowed us to increasingly add value to every aspect of the daily operations of shippers and truckers, from end-to-end facilitation of logistics transactions to mission-critical operating infrastructure. As a result, we have strong mindshare among shippers and truckers and are the go-to destination for an increasing number of their logistics transactions. In the three months ended December 31, 2020, the number of quarterly fulfilled orders per average shipper MAU increased by 43.7% year-over-year to 18.8.

Proprietary and innovative technologies

Technology and data are the foundation of our business. We have a strong research and development team of 924 members as of December 31, 2020 dedicated to developing proprietary technologies for the road transportation industry.

We generate large amounts of unique data from our day-to-day operations. This includes rich and structured data on routing (such as origin, destination, desired route and timing), shipment (such as weight, type and required truck capabilities), matching (such as trucker and shipment locations, profiles and track record), pricing (such as prevailing freight rates, loading and unloading times and fuel costs), and fulfillment (such as freight deposits, payment terms and freight insurance).

Leveraging our data, we have developed several proprietary and innovative technologies that drive the efficiency of our platform:

•	Freight matching. Machine learning based algorithms that match truckers to shippers in a smart and efficient way, reducing freight matching time and increasing fulfillment rates;

•	Freight pricing. AI and machine learning based pricing models trained on our wealth of historical transaction data to determine the appropriate market price for a shipment; and

•

Navigation. Purpose-built navigation system for truckers to find the most cost- and time-efficient routes in consideration of real-time road conditions, toll and freight limits, as well as required stops at gas stations and repair shops, thereby increasing their earnings and truck utilization.

These technologies enable us to build an open and efficient ecosystem for logistics and are an important aspect of our competitive and data moat.

Experienced management with technology and logistics DNA

Our senior management team comprises industry veterans who bring together a complementary mix of technology and logistics DNA. They are a highly stable team with close to 20 years of professional experience in internet, logistics or other relevant sectors on average.

Our founder, chairman and chief executive officer, Mr. Peter Hui Zhang, has seven years of experience as an executive at Alibaba, most recently serving as regional manager of the B2B business. Mr. Zhang was named one of the top 10 logistics innovators in China in the 2016 China International Logistics Week and is a panelist on the Big Data Alliance of the Ministry of Industry and Information Technology, or the MIIT.

We are committed in the long-term to our mission to make logistics better. Our management team has a successful track record of transforming the logistics industry at each step of the way, from physical logistics parks to a digital mobile marketplace, creating significant value for China’s transportation infrastructure and economy at large.

Our Strategies

We pursue the following strategies to fulfill our mission to make logistics better:

Grow our logistics network and the volume of transactions facilitated through our platform

Scale and transaction volume are core to our platform strategy. We aim to create the broadest and deepest logistics network across distance ranges, cargo weights and types, as well as vehicle types to maximize our network effects and provide a better user experience.

We will continue to attract diverse shippers and truckers to our platform through a combination of online and offline channels to grow our logistics network. We will utilize online marketing channels such as app store optimization to improve our mobile apps’ visibility within the app stores, search engine marketing, and other carefully evaluated online promotion channels to attract new shippers and truckers. We will also proactively acquire new shippers and truckers through our ground force, an adaptable on-the-ground operations team, using their proven execution experience and expertise in the logistics industry to rapidly scale products and new features as well as to provide support for shippers and truckers. We will further refine our user experience and organically grow through word-of-mouth referrals.

We will continue to enhance our freight matching services and personalize our user experience, services and operations based on the needs and preferences of each shipper and trucker. This includes further standardizing order information and transaction processes as well as more precise profiling of shippers and truckers, which is expected to enable more efficient freight matching. Better user experience will drive shippers and truckers engagement and increase their usage for more transactions and services on our platform.

Expand our service offerings

We strive to expand our service offerings to cater to every moving part across the logistics value chain. This involves extending our leadership in FTL shipments, developing dedicated LTL and intra-city services, as well as expanding our value-added services to cater to a broader set of shipper and trucker needs. We will also continue to monetize our online transaction service, and we plan to roll out commissions in more cities in the future.

We plan to continue to extend our leadership in FTL shipments by enhancing our offerings for specialized freight capabilities such as temperature control and transportation of specialty items. We plan to establish dedicated teams to address user needs within each specialized segment.

In addition to FTL, our shippers have strong demand for LTL and intra-city logistics services, which our truckers have capabilities to address. We plan to actively promote our services in these verticals. We have historically catered to the needs and user experiences of these verticals through an integrated team that also covered our FTL shipments. Going forward, we plan to establish dedicated teams to design and develop specialized user experiences and operations for LTL and intra-city services and better serve the unique user needs of these verticals. We also plan to increase our spending in user expansion and engagement in these verticals.

Our value-added services play an important role in increasing user stickiness. We will continue to increase the competitiveness of our existing offerings, such as credit and insurance products, by leveraging our data and growing network of third-party service providers. We will also prudently expand our value-added service offerings to better address and cover the needs of shippers and truckers. For example, we plan to enhance our transportation management system and make it available to more shippers. We are also exploring freight fee receivable loans for truckers to improve their cash flows. We believe our data insights into shippers, truckers and shipping transactions allow us to efficiently price such loans.

Continue to invest in infrastructure development and technology innovation

We will continue to invest in infrastructure development and technology to drive the logistics industry’s development forward. To this end, we plan to attract and retain the best talent in AI, engineering, logistics and other disciplines to build a team that can support our long-term development.

We will continue to digitalize and standardize data around shippers, shipments, truckers, trucks and routes, to set new industry standards across the logistics value chain. We intend to continue to automate and improve the efficiency of logistics transactions by recommending and assigning shipping orders as well as using smart pricing algorithms to reduce matching time, minimize negotiations, and increase fulfillment rates.

We will continue to develop and deploy software, operating systems, and infrastructure that cater to a holistic set of shipper and trucker needs, creating value for them and enhancing their stickiness to our platform. This includes infrastructure and technology that cater to the end-to-end LTL and intra-city logistics value chains. We also plan to deploy IoT devices to improve transportation efficiency and user experience for truckers.

Selectively pursue strategic alliances, investments and acquisitions

In the past, we have made strategic investments in technology and logistics companies as part of our long-term growth strategy to selectively pursue investment and acquisition opportunities. Going forward, we intend to pursue strategic alliances, investments and acquisitions both in China and internationally that can enhance our market position, improve our core platform capabilities, attract new ecosystem participants, broaden our service offerings, as well as strengthen our data and technology capabilities.

Our Solutions

We provide freight matching services by facilitating transactions between shippers and truckers and connect them with value-added service providers, such as financial institutions, highway authorities, gas stations and insurance companies. We provide our freight matching services and value-added services through Yunmanman shipper and trucker mobile apps, Huochebang shipper and trucker mobile apps, as well as our web portals for personal computers.

Freight matching services

We provide a range of freight matching services that cater to the specific needs of shippers and truckers. We started our business by operating a freight listing platform, where shippers post shipping orders and truckers contact shippers to secure their next shipping orders. Today, we are the world’s largest digital freight platform by GTV in 2020, according to the CIC Report. We facilitated 71.7 million fulfilled orders with a GTV of RMB173.8 billion (US$26.6 billion) in 2020. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively. We primarily serve the long-haul shipping needs within the FTL segment, and also provide LTL and intra-city logistics services.

Freight matching process

We set forth below the key steps of the freight matching process, including registration, posting shipping orders, finding and accepting shipping orders, as well as fulfillment and settlement, on our Yunmanman mobile apps. Similar functions are available on our Huochebang mobile apps and our web portals for personal computers.

Registration

After shippers and truckers download our mobile apps and complete registrations, they become our registered shippers or registered truckers. To promote honesty and accountability on our platform, we require proof of personal identity from shippers and truckers during registration. We also require additional information, such as business license from shippers and driver’s license from truckers, for them to access a wider range of functions, such as freight brokerage service, on our platform. Screenshots of the registration page of our Yunmanman trucker app are set forth below.

Posting shipping orders

The freight matching process starts when a shipper posts a shipping order. As part of our efforts to digitalize logistics transactions, we require each shipper to fill out a standard set of cargo information, such as cargo origin, destination, type and size, as well as shipping requirements, such as truck type and loading and unloading time, on our mobile apps. The use of standardized and detailed order information increases transaction transparency and enables shippers and truckers to reduce the amount of time spent on negotiations. In 2020, 412.0 million shipping orders were posted by shippers on our platform.

Screenshots illustrating order postings on our shipper apps are set forth below.

Finding and accepting shipping orders

Truckers find suitable shipping orders based on searches or recommendations. Truckers can search for shipping orders with specified filters, such as routes and truck type. Our matching algorithms rank search results based on relevance to truckers. Our platform also sends truckers push notifications to recommend suitable shipping orders. Our matching algorithms analyze truckers’ truck type, transaction records, current location and recent searches to determine their preferences as to cargo types and routes, among other factors. Truckers receive recommended shipping orders when our system identifies suitable cargos located on or near their preferred routes. If truckers are interested in such shipping orders, they may contact shippers through our mobile apps to finalize the transaction terms.

We have rolled out several features to further streamline the transaction process. For example, when posting shipping orders, shippers may elect to use our “tap and go” feature, which allows shippers to post shipping orders with a fixed price. The “tap and go” feature replaces price negotiation between shippers and truckers and shortens the matching time from order posting to order acceptance. Shippers may determine prices based on the recommended prices generated by our pricing algorithms. Our system assigns shipping orders to truckers on a first-come-first-served basis.

Screenshots illustrating order recommendations on our trucker apps are set forth below.

Fulfillment and settlement

For each shipping order, after the parties reach an agreement through direct communication or our “tap and go” feature, the trucker pays a deposit to our platform to secure the shipping order. Such deposits are kept in dedicated bank accounts and cannot be used by us. Our mobile apps offer navigation function that enables truckers to optimize their routes based on relevant variables, such as height, weight and width clearance, tolls, time and distance. Through GPS tracking, shippers are able to check the status of shipments in real time. After shippers and truckers both confirm fulfillment on our mobile apps, deposits are released back to truckers. Shippers may pay shipping fees to truckers through our mobile apps. Shippers also have the option to settle shipping fees through other channels. Screenshots illustrating order information, deposit payment and commission payment, as well as navigation on our trucker apps are set forth below.

Screenshots illustrating the order tracking and GPS tracking functions on our shipper apps are set forth below.

Freight listings

We have a freemium model where shippers can post a certain number of shipping orders on our platform free of charge. Shippers are required to pay membership fees in order to post additional shipping orders. We currently have two tiers of membership. The first tier requires an annual fee of RMB688 and allows a shipper to post up to 100 shipping orders each year. Designed for businesses with highly frequent shipping needs, the second tier requires an annual fee of RMB1,688 and allows a shipper to post up to 1,688 shipping orders each year. From time to time, we allow paying members to post additional shipping orders for free as part of our promotional efforts. As of December 31, 2019, December 31, 2020 and March 31, 2021, we had 348 thousand, 507 thousand and 541 thousand users with active paying memberships, respectively.

Freight brokerage service

Many shippers prefer to contract with us, instead of truckers, to gain better protection from cargo damage, truckers’ demand for fee increase, delays and cancelations, as well as to improve their regulatory compliance. We offer freight brokerage service, or the Manyunbao feature, through our mobile apps to better serve such shippers. The aggregate amount of shipping and service fees for shipments that used the Manyunbao feature reached RMB21.9 billion (US$3.4 billion) in 2020. In the first quarter of 2021, the aggregate amount of shipping and service fees for shipments that used the Manyunbao feature reached RMB7.5 billion (US$1.1 billion), representing a year-over-year growth of 140.9% from RMB3.1 billion (US$0.5 billion) in the same period in 2020.

Shippers who use our freight brokerage service can book shipments through our freight matching process or designate truckers of their choice. As the freight broker, we enter into shipping contracts with shippers and entrust truckers matched by our platform or designated by shippers, as the case may be, to fulfill the shipping orders. In order to use our freight brokerage service, shippers are required to make prepayments to their accounts on our platform. After the fulfillment of shipping orders, our platform transfers shippers’ shipping fees to truckers and deduct our service fees from shippers’ account. We assume liability for cargo damages up to RMB20,000 per shipment, and obtain cargo insurance under certain circumstances to mitigate our risk. We also offer shippers protection against truckers’ demand for fee increase, delays and cancelations. Shippers who use our freight brokerage service are eligible to receive VAT invoices from us. Truckers can use our mobile apps to track shipping orders and payments for shipments using our freight brokerage service.

Online transaction service

Our online transaction service further digitalizes the shipping transaction process and enables shippers and truckers to transact more efficiently through our platform. At the inception of each transaction, our system generates an electronic agreement that specifies the rights and obligations of the shipper and the trucker. We have established transaction rules and standards to promote honest dealings on our platform. Our extensive industry knowledge enables us to align such rules and standards to facilitate transparent and efficient transactions with the expectations of honest market players. For example, truckers are required to pay deposits to our platform to secure shipping orders. Deposits serve as assurance for the timeliness and quality of truckers’ services. In addition, through our GPS tracking function, shippers are able to check the status of their shipments in real time. On the other hand, truckers can avail themselves of order cancelation protection and shipping fee protection when they use our online transaction service. If shippers cancel shipping orders when truckers are already on their ways to pick up cargos, truckers can collect cancelation fees from our platform to cover the cost of travel. Most of the cancelation fees paid by our platform are reimbursed by canceling shippers in accordance with our transaction rules. Furthermore, shippers may fail to pay shipping fees on a timely basis, and we help truckers collect overdue fees by contacting shippers.

In light of the significant value created by our online transaction service, we started to monetize the service in August 2020. Currently, for selected types of shipping orders originating from certain cities in China, we collect commissions from truckers for shipping transactions matched through our online transaction service.

Value-Added Services

We provide a range of value-added services, which cater to various essential needs of shippers and truckers and increase their stickiness and engagement on our platform, while enabling other businesses, such as financial institutions, insurance companies, gas station operators and highway authorities, to participate in our vibrant ecosystem. For shippers, we provide a transportation management system that makes it easy and efficient to track and manage their shipments as well as access to credit and insurance solutions to manage their risks and cash flows. We help truckers manage their operating costs and workflows by providing competitively priced ETC, energy, and truck sales services as well as software solutions for routing and manage traffic ticket records. We also provide access to credit and insurance solutions so they can manage their risks and cash flows. In 2020, approximately 1,928,300 users used at least one of our value-added services.

Credit solutions

We provide truckers with cash credit solutions, which are primarily funded by us through our small loan company and the trusts established by us. Certain cash loans for truckers are funded by an institutional funding partner, and we guarantee such loans. The term of such loans is typically within 365 days.

In addition, we provide working capital loans to shippers, which are primarily funded by us through our small loan company. Certain working capital loans are funded by an institutional funding partner, and we guarantee such loans. The term of working capital loans is typically within 180 days.

We assign customized credit limit based on data-driven assessment of borrowers’ creditworthiness. In response to regulatory developments in the credit industry, we plan to take a conservative approach with respect to these business lines.

We implement a rigorous risk management system to address our credit risk exposure. As of December 31, 2020, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company and the trusts established by us, was RMB1,314.0 million (US$201.4 million), and the total non-performing loan ratio for these loans was 1.41%. Our non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. As of December 31, 2020, the amount of guarantee liabilities in relation to our loan guarantee arrangements was immaterial.

Insurance brokerage

We partner with insurance companies to offer both shippers and truckers a variety of insurance policies related to logistics transactions. For example, truckers can purchase idling insurance, carrier’s liability insurance, shipping fee insurance and accident insurance, and shippers can purchase cargo insurance and accident insurance through our mobile apps. We receive commissions from insurance companies for such sales.

Software solutions

We have developed a transportation management system for shippers. Shippers use the software system to, among other things, plan transportation routes, track the status of each shipping order and monitor shipping costs. The system is offered free of charge to shippers who use our freight brokerage service. In addition, we provide software for routing and managing traffic ticket records for truckers through our mobile apps. We currently offer such software solutions to truckers free of charge.

ETC services

We provide various services related to electronic toll collection, or ETC. The industry has shifted from ETC debit card to ETC credit card in response to regulatory change. Truckers can apply for ETC cards and review historical ETC payments and top up their accounts through our mobile apps. We promote ETC cards for highway authorities through our mobile apps and offline marketing activities. For truckers who apply for ETC cards offline, we encourage them to register their ETC cards with our platform and manage their accounts through our mobile apps. We receive service fees from highway authorities periodically. We also collect service fees from truckers for account top-up based on transaction value.

Energy services

We generate sales leads for gas stations that participate in our energy services program. We recommend these gas stations to truckers on our platform based on truckers’ locations. Truckers can enjoy discounts for diesel and natural gas through our mobile apps when refueling at these gas stations. We process truckers’ payments on our mobile apps at gas stations and receive service fees from gas station operators based on sales volume.

Truck sale services

We allow automakers and dealers to market their new truck inventory through our platform. We generate sales leads based on our data insights and trucker feedback and connect truckers with automakers and dealers. We also organize brand promotion advertising campaigns on our platform and generate sales leads for automakers and dealers. We receive fees for truck sales relating to sales leads generated on our platform.

Our Nationwide Network

We have a nationwide network of shippers and truckers and facilitate shipments across China. We have built a vibrant ecosystem of millions of shippers and truckers. In March 2021, shipper MAUs reached approximately 1.4 million. In 2020, over 2.8 million truckers fulfilled shipping orders on our platform. Approximately 20% of all China’s heavy-duty and medium-duty truckers fulfilled shipping orders on our platform in 2020, according to the CIC Report. In the first quarter of 2021, we facilitated 22.1 million fulfilled orders with GTV of RMB51.5 billion (US$7.9 billion), representing 170.2% and 108.0% year-over-year growth, respectively. Our platform supports a dense network of nationwide routes connecting every prefecture-level city in China with hundreds of other cities. This highly complex and dynamic orchestration of millions of shipments across routes by millions of shippers and truckers is difficult to replicate and forms a high entry barrier to potential competitors.

We endeavor to provide one-stop solutions that address demands for road transportation services, and we plan to further expand and refine our service offerings, thereby connecting with more ecosystem participants and enhancing the network effects of our platform.

Shippers

We have an extensive shipper base across China. Our shipper base comprises third-party logistics companies, direct shippers, and truck brokers, covering a wide variety of industries with diverse shipping needs and cargo types. The principal categories of cargos we match on our platform include fresh produce, grain and grain products, livestock, other agriculture produce, metals, minerals, construction materials, industrial chemicals and plastics, as well as paper products. Cargos within the same principal category often vary significantly from each other and may require different types of trucks for shipments. We provide logistic solutions to companies of all sizes, from small business owners to major express delivery companies and manufacturers.

Our platform offers shippers compelling value propositions, including access to reliable truckers and cost savings. The case study below illustrates how we create value for shippers.

Case Study—creating value for shippers

Mr. Deng runs a small logistic company in Guangzhou, a city in southern China, and his company covers routes connecting Guangzhou to three major cities in the southwest of China. Although he owns a small fleet for the last mile delivery, he uses the spot market to meet his need for long-haul FTL transportation.

Before using Yunmanman shipper app, Mr. Deng relied on a long list of truckers he worked with before, blackboards in local logistics parks and truck brokers to find long-haul truckers. Oftentimes, it took dozens of calls or a long wait to find a trucker. In addition, he often encountered price hikes or cargo damages caused by truckers.

Then Mr. Deng started to use Yunmanman shipper app in 2015 and has become a loyal shipper member and frequent user. Nowadays he posts five to eight long-haul shipping orders through Yunmanman shipper app on average every day. Mr. Deng completed 697 shipping transactions on our platform in 2020, representing more than 60% of his total shipping orders during the year. The average time Mr. Deng spent on finding a trucker decreased from over 10 hours to within an hour. The app also enables him to enjoy lower shipping cost by eliminating fees for truck brokers and other middlemen. On average, the cost for each shipment decreased by over 15%, compared to the average cost before using Yunmanman. In addition, cargo damages decreased by 30% due to the availability of reliable truckers on our platform.

Truckers

We have a large network of reliable truckers. In 2020, over 5.4 million truckers actively negotiated with shippers or otherwise responded to shipping orders on our platform. Most of our truckers are individual owner-operators, who operate a vehicle pool that can satisfy diverse shipping needs, ranging from 1.8-meter-long minivans to 17.5-meter-long heavy-duty trucks. The principal types of trucks on our platform include:

•	Dry van trucks (箱式卡车). Equipped with a steel compartment, a dry van truck offers aerodynamic and weather protection and is typically used to carry high value-added consumer products.

•

Flatbed trucks (平板卡车). A flatbed truck (including drop-deck truck) has a heavily reinforced steel platform with no roof or walls to the side. Flatbed trucks are typically used to move heavy cargo, such as steel plates and steel coils.

•

Stake body trucks (高栏卡车). A stake body truck is a flatbed truck with stake sides. Stake body trucks are typically used to transport light cargo, such as cargo packed in cardboard boxes and consumer products.

Diagrams illustrating these three major types of trucks by length are set forth below.

The table below summarizes ranges of truck length available in each major truck type described above and the typical corresponding route and maximum cargo weight. In general, trucks with a cargo weight between four to eight tons are classified as medium-duty trucks, while those with a cargo weight of eight tons or above are classified as heavy-duty trucks.

Truck Length	Typical Route	Maximum Cargo Weight
4.2 meters	short-to-medium-haul	2.5 tons

6.8 to 9.6 meters	medium-to-long-haul	8 to 19 tons

13 to 17.5 meters	long-haul	25 to 33 tons

We also have specialized vehicles on our platform to satisfy shippers’ various shipping needs, such as temperature-controlled trucks (including refrigerator trucks) to transport perishable goods, dump trucks to move construction materials, low-bed trucks to haul heavy equipment, wing trucks for better weather resistance and easy loading and minivans for intra-city shipping orders.

Our platform offers truckers compelling value propositions, including access to reliable shippers, cost savings and enhanced income. The case study below illustrates how we create value for truckers.

Case Study—creating value for truckers

Mr. He is a trucker from Ningxia, an autonomous region in the northwest of China. He has been on the road for over 20 years, delivering local agriculture products from northwest China to the Yangtze delta and carrying machinery and equipment on the way back.

His story before using Yunmanman trucker app is all too common: to find a back-haul order from Yangtze delta, Mr. He had to stay at a small hotel near a local logistics park and spend days searching for shipping orders around the park, from truck brokers’ blackboards to small ads taped to telegraph poles. From time to time, he had to bear the cost of an empty return trip. Even when he found a shipping order, he had to worry about making losses. Shippers sometimes canceled shipping orders without paying his travel cost when he was already on his way to pick up cargos or made up excuses for not paying him after delivery.

“Yunmanman app makes finding shipping orders so much easier, and I can find shipping orders with a touch of the screen,” Mr. He says, “I make more trips and more money now and all my trucker friends know how to find shipping orders on Yunmanman app.” “Yumanman also helps me deal with cancelations or late payments,” Mr. He continues. After using Yunmanman app in 2016, Mr. He’s average annual income increased by at least 40% to RMB350,000.

Other Ecosystem Participants

Our ecosystem also creates significant value for other ecosystem participants, such as major financial institutions, insurance companies, gas station operators, highway authorities, automakers and dealers, by helping them better serve industry participants in the road transportation market.

Our Technology

Technology is critical to our success and powers the dynamic and large-volume interactions on our platform. We have transformed the transaction processes in China’s road transportation market by leveraging our vast database and core technologies.

Our talented research and development team and robust cloud-based technological infrastructure enable us to continuously introduce new innovations and offer high quality user experience. As of December 31, 2020, our research and development team consisted of 924 members. Our research and development team includes big data engineers that maintain our database and develop our data technology, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of our platform, as well as platform development engineers that develop and implement products and services on our platform.

We serve a market that used to operate based on a massive amount of non-digitalized and non-standard information, spanning a wide range of categories with varying degrees of accuracy and completeness. We digitalize and standardize such information to efficiently match shippers with truckers. Over the course of operating our business, we have developed a vast and comprehensive database relating to shippers, truckers, cargos, trucks, and highways, which contains basic information provided by users as well as a massive amount of user behavioral data, transaction data and industry data. Such data offer us valuable insights, create a high entry barrier for potential competitors and give us a significant competitive advantage.

We are committed to protecting our users’ data privacy and security. Our data is used to develop and enhance our data and analytical capabilities to optimize our solutions and maximize our operational efficiency. Our core technologies are set forth below.

•

Freight matching. We use AI and big data analytics to intelligently and accurately match truckers with shippers. We have built a comprehensive labeling system, and our models utilize hundreds of labels under over ten categories. We analyze, aggregate and categorize shipper and trucker data, balancing the needs for accuracy and completeness. We apply machine learning models to the freight matching process. Based on a trucker’s filter criteria, such as routes and truck types, our platform identifies potentially suitable shipping orders. Our matching algorithms compare the labels of cargos with those of the trucker, predicts the probability for the trucker to accept each shipping order and rank search results based on such probability. Our matching algorithms also analyze truckers’ transaction records, current locations and recent searches to determine their preferences as to cargo types and routes.

•

Freight pricing. Our ability to accurately price shipments from across China is one of the core strengths of our technology system. We have developed proprietary AI and machine learning-based pricing models. Our dynamic pricing is based on various factors, such as distance, cargo weight, shipper demand and trucker supply. When a shipper opts for “tap and go” feature, our system generates a recommended price as a reference for the shipper to determine the actual price. The pricing methodology depends on the availability of comparable historical transaction data.

•

Navigation. Third-party navigation apps are typically not designed to address the needs of professional drivers, such as truckers, and often fail to factor in relevant points-of-interest, such as gas stations and truck repair shops, when calculating routes. We have developed a navigation solution based on third-party software development kits and data collected on our platform that optimizes route selection. Our massive amount of trucker GPS data, covering transportation routes across China, is one of the core strengths of our database. Our navigation algorithms analyze such GPS data and identify truckers’ preferred routes.

•

Proprietary risk management system. We have developed a proprietary risk management system that allows us to effectively address credit risks. The system consists of multiple components, such as process engine, rule engine, user profile, external credit reference and anti-fraud.

•

Insurance models. Leveraging our massive database and big data analytics capability, our insurance models intelligently price premiums for insurances relating to the logistics industry, such as cargo insurance and idling insurance. We also help insurance companies effectively detect fraudulent claims and reduce fraud losses. For example, we analyze truckers’ behavioral patterns, such as driving habits and transaction records, to identify fraudulent idling insurance claims.

•

Autonomous truck driving. We are collaborating with PlusAI Corp, or Plus, a developer of automated driving systems for trucks and one of our equity investees, to develop autonomous truck driving technology. We believe autonomous trucks could potentially transform the logistics industry and result in significant savings in labor and fuel costs.

We will continue to develop and deploy software, operating systems, and infrastructure that cater to a holistic set of shipper and trucker needs, creating value for them and enhancing their stickiness to our platform. This includes infrastructure and technology that cater to the end-to-end LTL and intra-city logistics value chains.

Our technological infrastructure is currently deployed, and our data is currently maintained, on customized cloud computing services. We currently rely on our two data centers, as well as third-party cloud services for our computing, storage, bandwidth, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale. Even in the extreme hypothetical situation where both of our data centers are out of service, we are able to restore to full service with our multi-layer backup system in a relatively short time. As of the date of this prospectus, we have not experienced any service outbreak that materially affected our business operation.

Plus

We began to invest in Plus in June 2018 as part of our strategy of holding equity interest in complementary businesses. As of the date of this prospectus, we hold 24.4% equity interest in Plus. Headquartered in Silicon Valley, Plus is a developer of automated driving systems for trucks. Its technology utilizes a combination of radars, lidars, and cameras to monitor 360 degrees around, with a fusion-based perception system that allows trucks equipped with Plus’ automated driving system to track other vehicles and objects, and perform a wide range of maneuvers on highways. Plus is currently loss-making, which may adversely affect our results of operations. We are collaborating with Plus to develop autonomous truck driving technology and commercialize the technology in China, which we believe could potentially transform the logistics industry and result in significant savings in labor and fuel costs.

Operational Excellence

We pride ourselves in having transformed and digitalized one of the most traditional industries in China. In addition to our technology capability, our success can be attributed to a high level of execution precision and operational excellence which transcend all aspects of our operations and have enabled us to emerge as the leading player among digital freight platforms. In particular, our feet-on-the-street operations team, whom we call our ground force, has been instrumental in our initial user acquisition efforts. During our early days, our ground force went deep into towns and counties, hitting up logistics parks one by one, rain or shine, to promote our platform and services to truckers and shippers. They operate with high level of discipline and precision and are bound by a strong sense of camaraderie. Our ground force were the major force behind our development milestones, laying the foundation to bolster our future growth. Today, our ground force continues to be in the frontline for the implementation of our new initiatives and provides an instantaneous feedback loop for our efforts.

Environmental Sustainability and Social Responsibility

We believe our long-term success rests on our ability to make positive impacts on our environment and society. We are committed to being an exemplary corporate citizen working towards the goal of sustainable logistics services by increasing efficiency in the shipping network in China and globally. Our focus is based upon the following core values:

•	Environmentally friendly. The nature of our services is inherently environmentally friendly.

•

Socially responsible. We are committed to offering services and solutions that meet the high quality standards of shippers and improve truckers’ ability to manage their driving uptime, routing and safety.

•

Quality governance. Our senior management team is held in high regard for our strong focus on business ethics. To bolster our corporate governance, we appointed another independent director in April 2021.

We believe our core values are aligned with the United Nations Sustainable Development Goals, particularly those related to industry, innovation and infrastructure, climate action, decent work and economic growth, and sustainable cities and communities.

We are a pioneer in designing and developing a digital, standardized and smart logistics infrastructure, which plays an important role in encouraging sustainable development and empowering communities. Every empty truck running on the road wastes fuel, and our platform contributes to a cleaner environment by reducing such wasteful situations. We estimate that we helped reduced carbon emissions by 330,000 metric tons in 2020. In addition, our platform benefits the environment by reducing the number of shipments through higher efficiency of loads. We are also investing in autonomous truck driving technology, which we believe will significantly improve fuel efficiency and reduce carbon emissions. In addition, we plan to collaborate with ecosystem participants to promote the use of clean energy-powered trucks to further reduce environmental impact.

Some of the truckers on our platform are individual owner-operators from low-income communities. Our platform significantly increases their earnings potential by reducing their idle time and wasted mileage. In addition, before the launch of our platform, the road transportation market in China was fraught with poor behaviors from both shippers and truckers who took advantage of the information asymmetry in the vast and fragmented market. Our platform establishes rules to protect the interests of honest market players and promote a healthy road transportation market. For example, we helped truckers collect late payments in the amount of RMB46.6 million from shippers in December 2020.

We took a proactive role to combat the COVID-19 pandemic in China. During a 60-day period from January 25 to March 24, 2020, our platform facilitated nearly three million tons of cargo shipments, including daily necessities and medical supplies, to or from Hubei Province, where residents suffered considerable hardship due to mandatory lock-downs. In addition, we made several financial relief offers to our users in February 2020. We offered eligible users from Hubei Province up to 20% discount off their interest payments and reduced or waived penalty fees on overdue loans. We also allowed our users with good credit history to apply for loan extensions.

We sponsored a trucker assistance foundation with the mission of helping truckers in need, particularly, truckers who suffered incapacitating injury or illness and their families. We are exploring other initiatives to better serve truckers, such as a collaboration with our ecosystem participants to set up truck stops that offer food and resting areas to truckers.

Personal Data and Privacy

We are committed to complying with data privacy laws and protecting the security of user data. We mainly collect and store data relating to background information of shippers and truckers, as well as the attributes and locations of cargos and trucks. Such information is collected with prior consent from our users in accordance with applicable laws and regulations. Our data usage and privacy policy, which is provided to every user of our mobile apps, describes our data practices. Specifically, we undertake to manage and use the data collected from users in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss, or leak of user data and will not disclose sensitive user data to any third party without users’ approval except under legal requirement. We strictly limit and monitor employee access to user data. We provide data privacy training to authorized employees and require them to report any information security breach.

We use a variety of technologies to protect the data with which we are entrusted. For example, we segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We de-sensitize user data by removing personally identifiable information, when such information is not relevant to our business. We also store user data in encrypted format. In addition, we encrypt our data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. We back up our user data and operating data on a regular basis in separate back-up systems to minimize the risk of user data loss or leakage. In addition, we use third-party cybersecurity companies to conduct regular penetration tests to identify weaknesses in our system and evaluate its security. Whenever an issue is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice.

Customer Services

We have established a customer services committee headed by our chief customer officer to oversee customer services and the implementation of rules and policies designed to protect the interests of our platform users.

As of December 31, 2020, our customer service team consisted of 391 members, and our customer service is available on a 24/7 basis. Users can submit inquiries and complaints through our mobile apps or calling our customer service hotline. We are committed to addressing user inquiries and complaints in a prompt and fair manner. We offer AI-powered automated customer service, which can solve our customers’ problems more efficiently. We also use our data insights to analyze customer service needs and proactively address issues. This is complemented by our ground force who helps us better understand user behavior and needs through personal connections and face-to-face meetings, which supplements the data insights we accumulate through our online platform and enables us to better serve our ecosystem participants.

We implement rules to address common bad behaviors of ecosystem participants, such as order cancelation, misrepresentation of cargo information or nonpayment of shipping fees by shippers and late or poor service by truckers. We designed these rules based on our extensive industry knowledge and data insights. For example, we set penalty standards for order cancelation by shippers or truckers and require deposits from truckers to secure shipping orders. Parties that violate our rules may be banned from our platform in the future. We also offer a robust ratings system that allows truckers to review shippers. Highly-rated shippers enjoy privileges such as membership discount and priority in posting shipping orders.

We are committed to protecting the interests of all of our platform users. We plan to recruit customer experience officers from our frequent users and have periodic meetings with them to collect their feedback, which we will use to adjust and/or improve our products, services, as well as features and functions on our platform.

Marketing

While our current scale and compelling value propositions attract shippers and truckers organically to our platform through word-of-mouth referrals, we also engage in online marketing through various channels, such as app store advertising, popular search engines and social media platforms. We supplement our online marketing efforts with our ground force’s personal connections and face-to-face meetings. We leverage our data insights to optimize the efficiency of our marketing activities, and we are able to acquire users in a cost-effective manner.

Competition

We design and develop a digital, standardized and smart logistics infrastructure that serves both shippers and truckers and connect other ecosystem participants. We are the world’s largest digital freight platform by GTV in 2020, according to the CIC Report. We face competition from regional players in local markets and players that focus on certain segments of the road transportation market. We also compete with other companies for value-added services that cater to various essential needs of shippers and truckers. Players that focus on certain segments of the road transportation market may enter into new segments in which we operate and compete with us. Furthermore, large technology companies that have strong brand recognition, substantial financial resources and sophisticated technology capabilities may develop their own digital freight platforms in the future. We believe that our competitive advantage over existing and potential competitors lies in our large and growing platform with powerful network effects, industry-wide logistics infrastructure that is digital, standardized and smart, comprehensive logistics and value-added services that drive increasing user engagement, proprietary and innovative technologies, and experienced management with technology and logistics DNA. For further information, see “Industry Overview—Rise of Digital Freight Platforms—Key Success Factors of Digital Freight Platforms.”

Employees

As of December 31, 2018, 2019 and 2020, we had a total of 3,882, 3,856 and 4,059 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of December 31, 2020.

Function	Number of employees	% of total employees
Customer services and operations	547	13.5
Research and development	924	22.8
General and administration	399	9.8
Sales and marketing	2,189	53.9

Total	4,059	100.0

As of December 31, 2020, all of our employees were based in China. We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government regulations from time to time. In addition, we purchased employer’s liability insurance. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

Facilities

We maintain a number of leased properties. We lease 26,000 square meters of office space in Guiyang, Guizhou Province, primarily for corporate administration and 29,164 square meters of office space in Nanjing,

Jiangsu Province, primarily for corporate administration and research and development. In addition, we lease office spaces in Beijing, Shanghai and Chengdu to house our personnel engaged in platform operations, regional corporate administration and technology support.

We intend to add new facilities or expand our existing facilities as we scale up our business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Intellectual Property

We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technologies and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights. As of December 31, 2020, we had 73 patents, 294 pending patent applications, 766 registered trademarks and 147 pending trademark applications in China. As of December 31, 2020, we also had 139 registered software copyrights in China and 94 registered domain names. As of December 31, 2020, we had 19 registered trademarks and one pending trademark in other countries, including India, Russia and Vietnam.

Insurance

We maintain property insurance, employer’s liability insurance and drivers liability insurance. Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees based in China. We do not maintain business interruption insurance or key-man insurance. We believe that our insurance coverage is in line with the industry and adequate to cover our key assets, facilities and liabilities.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Related to Foreign Investment

The establishment, operation and management of companies in PRC are governed by the Company Law of PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on December 29, 1993, came into effect on July 1, 1994 and was most recently revised on October 26, 2018. The Company Law is applicable to both PRC domestic companies and foreign-invested companies, while the investment activities of a foreign investor shall be governed by the Foreign Investment Law of PRC and its implementation rules.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law of PRC or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law of PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of PRC and the Wholly Foreign-owned Enterprise Law of PRC, and become the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC which include any of the following circumstances: (i) a foreign investor, solely or jointly with other investors, establishing a foreign-invested enterprise within PRC; (ii) a foreign investor acquiring shares, equity interests, property portions, or other similar rights and interests of an enterprise within PRC; (iii) a foreign investor, solely or jointly with other investors, investing in any new project within PRC; and (iv) investment of other methods as specified in laws, administrative regulations or as stipulated by the State Council by any foreign investor.

To ensure the effective implementation of the Foreign Investment Law, the Regulations on Implementing the Foreign Investment Law of PRC, or the Implementation Regulations, was promulgated by State Council on December 26, 2019 and came into effect on January 1, 2020, which further provides that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Law or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (ii) the provisions regarding transfer of equity interest and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise. In order to coincide with the implementation of the Foreign Investment Law and the Implementation Regulations, the PRC Ministry of Commerce, or the MOFCOM, and the State Administration for Market Regulation, or the SAMR, promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective from January 1, 2020, which provides that foreign investors or foreign-invested enterprises, shall submit investment information by submitting initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system.

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List, and pursuant to which the foreign investors shall not invest in the “prohibited” industries and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories both issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM issued, namely the Encouraged Foreign Investment Catalog (2020 version), as promulgated on December 27, 2020 and took effect on January 27, 2021, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, which was promulgated on June 23, 2020 and took into effect on July 23, 2020. The 2020 Negative List sets out the industries in which foreign investments are prohibited or restricted. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2020 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in these two categories are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs.

Regulations Related to Value-added Telecommunications Services

Regulations on Value-added Telecommunications Services

The Telecommunications Regulations of PRC, or the Telecommunications Regulations, as promulgated by the State Council on September 25, 2000 and most recently amended on February 6, 2016, requires telecommunications service providers to obtain operating licenses prior to the commencement of their operations. The Telecommunications Regulations distinguish “basic telecommunications services” from “value-added telecommunications services”, and define the “value-added telecommunications services” as “telecommunications and information services provided through public networks”. On September 25, 2020, the State Council The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, classifies internet information services into “commercial internet information services” which refers to the provision with charge of payment of information or website production or other service activities to online users through the internet, and “non-commercial internet information services” which refers to the provision with free of charge of information that lying in the public domain and can be assessed by online users through the internet. The ICP Measures provides that a commercial internet information services provider must procure a value-added telecommunications business operating license from the appropriate telecommunications authorities.

On December 28, 2015, the Ministry of Information Industry of PRC, or the MII, which is the predecessor of the Ministry of Industry and Information Technology, or the MIIT) promulgated the Classification Catalogue of Telecommunications Services (2015 version), or the Classification Catalogue, which was last amended on June 6, 2019. Pursuant to the Classification Catalogue, the information services provided by the company through fixed networks, mobile networks and the Internet are all value-added telecommunications services.

Moreover, the Administrative Measures on Telecommunications Business Operating Licenses (2017 version), or the Licenses Measures, promulgated by the MIIT in July 2017 and came into effect in September 2017, set forth more provisions to specify the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under the Licenses Measures, a commercial operator of value-added telecommunications services must first obtain a value-added telecommunications services license and operate its telecommunications business in accordance with the type of telecommunications business that lies within the scope of business coverage as stated in its business permit, and pursuant to the provisions of the business permit. Otherwise, such operator might be subject to sanctions. Our consolidated affiliated entities and their subsidiaries hold licenses for value-added telecommunications services covering online data processing and transaction processing business and internet information services.

Regulations on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2020 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises shall not exceed 50% except for the investment in e-commerce operation business, domestic multi-party communication business, information storage and re-transmission business or call center business. Specially, pursuant to the Regulations for the Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and most recently amended on February 6, 2016, foreign-invested value-added telecommunication enterprises in the PRC shall be established as Sino-foreign equity joint ventures, and the ultimate foreign equity ownership in a foreign-invested value-added telecommunication enterprise is subject to a cap of 50%. In addition, the main foreign investor investing in a value-added telecommunications enterprise in the PRC shall demonstrate a positive track record and experience in operating a value-added telecommunications business.

On July 13, 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, according to which, a foreign investor in the telecommunications service industry in the PRC must establish a foreign invested enterprise and apply for a telecommunications business operation license, while a domestic company that holds a value-added telecommunications business operation licenses is prohibited from leasing, transferring or selling the license to foreign investors in any means, and from providing any assistance, including providing resources, sits or facilities, to foreign investors that illegally conduct value-added telecommunications business in the PRC.

Regulations Related to Road Transportations

The Regulations of PRC on Road Transportation, promulgated by the State Council on April 30, 2004 and most recently amended on March 2, 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport, or the MOT, on June 16, 2005 and last amended on June 20, 2019, requires that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 with relevant driving licenses and (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less) requisite knowledge, and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

On April 15, 2016, the Stated Council promulgated the Opinions of the General Office of the State Council on In-depth Implementation of the “Internet + Circulation” Action Plan, among which the pilot program in non-vehicle operating carriers for road freight transportation is first time raised and non-vehicle operating carriers within the scope of the pilot program is allowed to provide transport service. On August 26, 2016, the MOT promulgated the Opinions of the General Office of the Ministry of Transport on Promoting the Pilot Reform and Accelerating the Innovative Development of Non-vehicle Operating Carrier Logistics, according to which provincial transport departments shall formulate and implement pilot implementation plans from October 2016 to November 2017.

Since November 2017, a series of regulations regarding the operation of non-vehicle operating carriers, including the Notice on Further Promoting the Pilot Program of Non-vehicle Operating Carriers on November 15, 2017 and the Notice on Promoting Pilot Work for Non-vehicle Operating Carriers on April 8, 2018 were promulgated by the MOT. Jiangsu Provincial Department of Transportation also issued a Notice on Further Promoting the Pilot Work for Non-vehicle Operating Carriers’ Road Freight on March 13, 2019. Later, on the basis of systematically summarizing the pilot work of non-vehicle operating carriers, on September 6, 2019, the MOT and the State Taxation Administration, or the SAT, jointly issued the Interim Measures for Administration of Road Freight Transport Operation on Online Platform, or the Interim Measure of Road Freight Transport, which took effect on January 1, 2020, and, pursuant to which, “online freight operation” refers to the road freight transport operation activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the

Interim Measure of Road Freight Transport, besides the road transportation permit with the business scope of online freight transport, the operators of online freight transport business shall also meet the requirements on commercial internet information service pursuant to the ICP Measures. In addition, the operators of online freight transport business shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the consignor, keep relevant tax-related materials, and ensure the authenticity, completeness and availability of such information in accordance with the requirements of the E-Commerce Law of PRC, the Measures for the Supervision and Administration of Online Trading, the Law on the Administration of Tax Collection of PRC and its implementing rules. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with operating scope of online freight transport operation to qualified online freight operators.

On September 24, 2019, the MOT promulgated three guidelines on the road freight transport operation on online platform, including the Service Guidelines on the Road Freight Transport Operation on Online Platform, the Guidelines on the Construction of Provincial Online Freight Information Monitoring System and the Access Guidelines on the Ministerial Online Freight Information Interaction System, all of which came into effect at the same date. Among those, the Service Guidelines on the Road Freight Transport Operation on Online Platform sets forth that the services provided by online freight operators shall meet the requirements include: (i) obtaining the value-added telecommunication business operation licenses, (ii) complying with state’s requirements for graded protection of information system security, (iii) connecting to the provincial online freight information monitoring system, and (iv) equipped with features including information release, online transaction, full-process monitoring, online financial payment, consultation and complaint, query statistics and data retrieval.

Regulations Related to Credit Solutions

Regulations on Small Loan Business

In May 2008, the China Banking Regulatory Commission, or the CBRC, and the People’s Bank of China, or the PBOC, jointly promulgated the Guidance on the Pilot Operation of Small Loan Companies, or the Pilot Guidance, pursuant to which a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a small loan company is subject to the approval of the competent government authority at the provincial level. Furthermore, the balance of the capital borrowed by a small loan company from financial institutions must not exceed 50% of the net capital of such small loan company. With respect to the grant of credit, small loan companies are required to adhere to the principle of “small sum and decentralization” and the outstanding balance of the loans granted by a small loan company to one borrower cannot exceed 5% of the net capital of such company. The interest ceiling used by a small loan company may be determined by such companies but in no circumstance shall they exceed the restrictions prescribed by the judicatory authority. The interest floor is 0.9 times the base interest rate published by the PBOC. Small loan companies have the flexibility to determine the specific interest rate within the range depending on certain market conditions. In addition, according to the Pilot Guidance, small loan companies are required to establish and improve their corporate governance structures, the loan management systems, the financial accounting systems, the asset classification systems, the provision systems for accurate asset classification and their information disclosure systems, and such companies are required to make adequate provisions for impairment loss. Small loan companies are also required to accept public scrutiny supervision and are prohibited from carrying out illegal fund-raising in any form.

Based on the Pilot Guidance, many provincial governments in China, including that of Guizhou Province, promulgated local implementation rules on the administration of small loan companies. For example, General Office of Guizhou Provincial People’s Government promulgated the Pilot Interim Measures for the Establishment of Small Loan Companies in Guizhou Province on October 28, 2008 and Interim Measures for the Administration of Small Loan Companies in Guizhou Province on November 9, 2018, to impose the management duties upon the relevant regulatory authorities and to specify more detailed requirements on the small loan companies within Guizhou.

On July 18, 2015, ten PRC regulatory authorities including the PBOC, the CBRC and the MIIT, jointly issued the Guidance on Promoting the Sound Development of Internet Finance, which encourages innovation to support the steady progress of Internet finance and provides classified guidance and clarifies the responsibility for supervision and administration of Internet finance.

In November 2017, The Office of the Leading Group of Special Rectification of Internet Financial Risks issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Small Loan Companies, which became effective immediately and provides that the relevant regulatory authorities of small loan companies shall not grant any approval of the establishment of network small loan companies, or grant any approval of any existed small loan business to conduct business across the provinces.

On November 2, 2020, the CBIRC and PBOC published the draft Interim Measures for the Administration of Online Small Loan Business or the Draft Online Small Loan Measures, for public comments. The Draft Online Small Loan Measures provide, among others, that an online small loan company must obtain the CBIRC’s approval before carrying out online small loan business across different provinces. Under the Draft Online Small Loan Measures, the existing online small loan companies with businesses across provinces in China will have a three-year transition period to obtain the required approval and adjust their businesses as necessary to be in compliance with these measures. Also, the Draft Online Small Loan Measures provide raises the registered capital threshold of the small loan companies. Specifically, the paid-in registered capital of a small loan company shall be no less than RMB1 billion and among which the paid-in registered capital of a small loan company conducting small loan business across different provinces shall be no less than RMB5 billion.

Guizhou Huochebang Microfinance Co., Ltd., which is a subsidiary of one of our variable interest entities is approved by the local governmental authority to conduct network small loan business.

Regulations on Financing Guarantee Business

In August 2010, the CBRC, the NDRC, the MIIT, the MOFCOM, PBOC, the State Administration for Industry and Commerce, or the SAIC, and the Ministry of Finance of PRC promulgated the Tentative Measures for the Administration of Financing Guarantee Companies, which stipulated the registered capital, business scope, operating rules, risk control and supervision of financing guarantee companies, and also provided that the outstanding balance of financing guarantee liabilities of the financing guarantee company shall not exceed 10 times of its net assets. In September 6, 2010, the CBRC promulgated the Guidelines on the Administration of Business License of Financing Guarantee Institutions, which further regulated the issuance, renewal and cancelation of the business license of financing guarantee institutions.

In March 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Regulations, define “financing guarantee” the activities where a guarantor provides guarantee for debt financing such as borrowings or debentures of a debtor, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to suspend its operation, confiscation of illegal gains and fines between RMB 500,000 and RMB1,000,000. The Financing Guarantee Regulations further states that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

On October 9, 2019, the CBIRC and other eight PRC regulatory agencies promulgated the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Supplementary Provisions. The Financing Guarantee Supplementary Provisions provides that, among others, institutions providing services such as client recommendation and credit assessment to various institutional funding partners shall not render any financing guarantee service, whether directly or in disguised form, without the necessary approval.

Each of Tianjin Full Truck Alliance Financing Assurance Co., Ltd. and Guizhou Banghuoche Financing Assurance Co., Ltd. is a subsidiary of one of our wholly foreign owned enterprises, holding a license to conduct financing guarantee business.

Regulations on Commercial Factoring

Pursuant to the Notice on Pilot Scheme for Commercial Factoring, or Notice 419, along with other circulars to launch the pilot scheme for commercial factoring, which was promulgated by the MOFCOM on June 27, 2012, a trial implementation of commercial factoring pilot work was permitted in Tianjin Binhai New District and certain other areas. According to the local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the MOFCOM or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. On October 18, 2019, the CBIRC issued the Circular on Strengthening the Supervision and Administration of Commercial Factoring Enterprises to regulate the operating activities of commercial factoring enterprises, clarify regulatory responsibilities and emphasize that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; (iii) facilitating loans or entrusted by another person to facilitate loan.

Tianjin Manyun Commercial Factoring Co., Ltd., a subsidiary of our variable interest entities, is approved by competent authority to conduct commercial factoring business.

Regulations on Insurance Brokerage

The primary regulation governing the insurance intermediaries is the Insurance Law of the PRC, or the Insurance Law, as amended on April 24, 2015. According to the Insurance Law, the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance brokerage.

On February 1, 2018, the CIRC promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance brokerage company must meet the qualification requirements specified by the CIRC, obtain approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in registered capital of a cross-province insurance brokerage company at least must be RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) at least must be RMB10 million.

In July 2015, the CIRC issued the Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions (namely, insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries) may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms, and both self-operated online platforms and third-party online platforms are required to meet certain conditions and are subject to certain requirements. However, in December 2020, the CIRC promulgated the Measures on the Regulations of Internet Insurance Business, which took effective and replaced the Internet Insurance Interim Measures since February 1, 2021. According to which, an insurance institution, such as an insurance broker or Internet enterprises that have obtained insurance agency business permits, shall only sell Internet insurance products or provide insurance brokerage and insurance assessment services through its self-run network platform or the self-run network platforms of other insurance institutions, and the insurance application pages must belong to the self-run network platform of the insurance institution, unless otherwise required by competent authorities. In addition, the Measures on the Regulations of Internet Insurance Business imposed a more stringent standards on the security management of information systems and operation data of the insurance institution, who shall be assume the primary responsibility for protecting customer information and shall follow the principles of legitimacy, rightfulness and necessity in collecting, processing and using personal information.

Guiyang Shan’en Insurance Brokerage Co., Ltd., which is a subsidiary of our variable interest entities, holds a license to conduct insurance brokerage business.

Regulations on Online Payment

On June 14, 2010, the PBOC promulgated the Administrative Measures of People’s Bank of China on Payment Services of Non-financial Institutions, or the Payment Services Measures. According to the Payment Services Measures a non-financial institution providing monetary transfer services as an intermediary between payees and payers, including online payment, issuance and acceptance of prepaid cards or bank cards, and other payment services specified by the PBOC, is required to obtain a payment business license. Any non-financial institution or individual engaged in the payment business without this license may be ordered to cease its payment services and be subject to administrative sanctions and even criminal liabilities and without PBOC’s approval, no non-financial institution or individual may engage in payment business whether explicitly or in a disguised form.

In November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulations Related to Consumer Protection

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, was promulgated by SCNPC on October 31, 1993 and last amended on October 25, 2013, which became effective on March 15, 2014, to protect the legitimate rights and interests of consumers, to maintain social and economic order, and to promote the healthy development of the socialist market economy. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. Specifically, a consumer whose legitimate rights and interests are infringed in the purchase of commodities or receipt of services rendered through an online trading platform may seek compensation from the seller or the service provider. Where the online trading platform provider is unable to provide the true name, address and valid contact method of the seller or the service provider, the consumer may seek compensation from the online trading platform provider. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The Civil Code of the PRC, or the Civil Code, was promulgated by the NPC on May 28, 2020 and became effective on January 1, 2021, which superseded the Tort Law of the PRC and the General Principles of Civil Law of the PRC. The Civil Code provides that, if an internet service provider is aware or should be aware that an internet user is infringing on the civil rights and interests of others through its internet services and fails to take necessary measures, it shall be jointly and severally liable with the said internet user for such infringement.

Regulations Related to Advertising Services

On October 27, 1994, the SCNPC promulgated the Advertising Law of the PRC, or the Advertising Law, as amended on April 24, 2015 and most recently on October 26, 2018. The Advertising Law requires that advertisers, advertising operators, and advertisement publishers shall abide by the laws and administrative regulations, and by the principles of fairness and good faith while engaging in advertising activities. Administrative departments for industry and commerce at and above the county level are in charge of supervision and administration of advertising.

Besides, on July 4, 2016, the SAIC promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, effective as of on September 1, 2016, specifying requirements that advertisers shall me while operating advertising business online. Pursuant to the Internet Advertising Measure, the “internet advertising” refers to advertisements that promotes commodities or services and are (i) in the forms of texts, pictures or videos which contain links; (ii) e-mail advertisements; (iii) paid search advertisements; (iv) advertisements in commercial display (except for the display of the information which shall be provided by business operators to consumers according to laws, regulations and rules); or (v) other commercial advertisements via internet. Internet advertisers shall be responsible for the authenticity of the advertising contents. The identity, administrative license, cited information and other certificates that the advertisers are required to have in publishing internet advertisements shall be true, lawful and valid.

Regulations Related to Internet Security and Privacy Protection

Regulations on Internet Security

The Decisions on Protection of Internet Security enacted by the SCNPC on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime according to PRC laws, are subject to criminal punishment: (i) intrusion into a strategically significant computer or system; (ii) intentionally inventing and disseminating destructive programs, such as computer viruses, to attack the computer system and the communications network, thereby destroying the computer system and the communications networks; (iii) violating national regulations, suspending the computer networks or the communication services without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

On December 13, 2005, the Ministry of Public Security promulgated the Provisions on Technical Measures for the Internet Security Protection, which provides that internet service providers to take proper measures including anti-virus, data back-up, keeping records of certain information such as the login-in and exit time of uses, and other related measures, and to keep records of certain information about their users for at least 60 days, and detect illegal information. According to these measures, operators that hold value-added telecommunications service license must regularly update the information security and content control systems of their websites, and shall also report any public dissemination of prohibited content to the local public security authorities.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of PRC, or the Cybersecurity Law, effective as of June 1, 2017, which applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. The Cybersecurity Law defines “network” as a system comprising computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with specific rules and procedures. “Network operators”, who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations under graded system for cybersecurity protection requirements, which include formulating internal security management rules and operating instructions, appointing cybersecurity responsible personnel and their duties, adopting technical measures to prevent computer viruses, cyber-attack, cyber-intrusion and other activities endangering cybersecurity, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating a emergency plan and promptly responding and handling security risks, initiating the emergency plans, taking appropriate remedial measures and reporting to regulatory authorities in the event comprising cybersecurity threats; and (iii) providing technical assistance and support to public security and national security authorities for protection of national security and criminal investigations in accordance with the law.

On July 2, 2020, the Data Security Law (Draft for comments) was published to solicit public comments. The Data Security Law (Draft for comments) mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

Regulations on Privacy Protection

Pursuant to the Decisions on Strengthening the Protection of Online information, issued by the SCNPC in 2012 and the Protection Provisions for the Personal Information of Telecommunications and Internet Users promulgated by the MIIT in 2013, telecommunication business operators and internet service providers are required to set up their own rules for collecting and use of internet users’ information and are prohibited from collecting or use such information without consent from users. Moreover, telecommunication business operators and internet service providers shall strictly keep users’ personal information confidential and shall not divulge, tamper with, damage, sell or illegally provide others with such information.

On February 4, 2015, the Cyberspace Administration of China, or the CAC, promulgated the Provisions on the Administrative of Account Names of Internet Users, which became effective as of March 1, 2015, setting forth the authentication requirement for the real identity of internet users by requiring users to provide their real names during the registration process. In addition, these provisions specify that internet information service providers are required by these provisions to accept public supervision, and promptly remove illegal and malicious information in account names, photos, self-introductions and other registration-related information reported by the public in a timely manner.

Regulations on Mobile Internet Application Information Services

On June 28, 2016, the Cyberspace Administration of PRC issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016. Pursuant to which, internet information service providers who provide information services through mobile internet applications are required to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an app and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an internet information service provider violates these regulations, mobile app stores through which it distributes its apps may issue warnings, suspend the release of its apps, or terminate the sale of its apps, and/or report the violations to governmental authorities.

The Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Applications issued by three authorities including MIIT and SAMR on January 23, 2019, Pursuant to which, (i) application operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even suspend its operation for rectification or cancel its business license or operational permits.

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The Further Rectification Notice requires that certain conducts of app service providers should be inspected, including, among others, (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The Further Rectification Notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties.

Regulations Related to Intellectual Property Rights

Patent

The NPC adopted the Patent Law of the PRC in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

Trademarks

Trademarks are protected by the Trademark Law of the PRC which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019 respectively as well as by the Implementation Regulations of the Trademark Law of the PRC adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with trademarks, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a sufficient degree of reputation through such party’s use.

Copyright

The SCNPC adopted the Copyright Law of the PRC in 1990 and most recently amended in 2010, with its implementing rules adopted in 1991 and most recently amended in 2013 by State Council and the Regulations on Protection of the Right to Network Dissemination of Information promulgated by the State Council On 18 May 2006 and mostly amended on January 30, 2013. These rules and regulations extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. According to the aforementioned laws and regulation, the term of protection for copyrighted software is fifty years.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which replaced the Measures on Administration of Domain Names for the Chinese Internet in November 2004, issued by MIIT and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations Related to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations of the PRC, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In February 2012, the SAFE issued the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the SAFE Circular 7. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic agency.

On July 4, 2014, the SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or the SPV, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. On June 9, 2016, SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which, among other things, amends certain provisions of SAFE Circular 19. Pursuant to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope.

Regulations Related to Taxation

Regulations on Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was amended on February 24, 2017 and December 29, 2018, respectively, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax which was amended on April 23, 2019. Under these laws and regulations, or the EIT Law, both resident enterprises and non-resident enterprises are subject to enterprise income tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied, unless they qualify for certain exceptions. Pursuant to the EIT Law and its implementation rules, the income tax rate of an enterprise that has been determined to be a high and new technology enterprise may be reduced to 15% with the approval of relevant tax authorities. If non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Regulations on Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was subsequently amended in 2008, 2016 and 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the Ministry of Finance, on December 25, 1993, which was subsequently amended in 2008 and 2011. Pursuant to these regulations, or the VAT Law, all enterprises and individuals selling goods, services, intangible assets or real properties, providing processing, repair and replacement services, and importing goods in or to the PRC must pay VAT and entities or individuals providing services are subject to the VAT at a rate of 6% or 9% unless otherwise provided under relevant laws and regulations. In addition, pursuant to the VAT Law, all enterprise providing transportation services in the PRC must pay VAT at a rate of 11%. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation, or the SAT, issued the Notice on Adjustment of Value-added Tax Rates, which came into effect on May 1, 2018. According to such notice, the taxable goods or sales activities previously subject to VAT rates of 11% become subject to lower VAT rates of 10% starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods or sales activities previously subject to VAT rates of 10% become subject to lower VAT rates of 9% respectively starting from April 1, 2019. As a result, currently, we are subject to VAT at a rate of 9% on the freight brokerage service.

Regulations on Income Tax for Share Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or the SAT Circular 7, which partially replaced and supplemented previous rules under the Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Circular 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698 as well as certain provisions in SAT Circular 7. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7 and SAT Circular 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%.

Regulations Related to Labor Protection

The Labor Law of the PRC, promulgated by the SCNPC on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009 and December 29, 2018, requires the employers to establish and improve their rules and regulations appropriately to protect their employees’ labor rights. Where the rules or regulations formulated by an employer violates any laws or regulations, the employer will be issued a warning and ordered to rectify by the labor administrative authority; where damage is caused to an employee, the employer shall be liable for compensation to the employee.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012 and came into effect on July 1, 2013, and the Implementation Regulations on Labor Contract Law which was promulgated by the State Council and came into effect on September 18, 2008, stipulate the relations of employer and the employee, and contain specific provisions including but not limited to the probationary period and liquidated damages to protect the rights and interests of the employees.

Regulations Related to Anti-Monopoly

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which came into effect on August 1, 2008. According to the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, and last amended and took effective on September 18, 2018. Pursuant to the Anit-Monopoly Law and such provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In March 2018, the State Administration for Market Regulation, or SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the SAIC, respectively.

In February 2021, the Anti-monopoly Bureau of SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect of definition of relevant markets, typical types of cartel activity and abusive behavior by the operators of internet platform with market dominance, as well as merger control review procedures involving variable interest entities, which provide further guidelines for enforcement of anti-monopoly laws regarding online platform operators. Moreover, the Platform Economy Anti-monopoly Guidelines further clarified the calculation of the thresholds for declaring concentration of online platform operators, as well as the evaluation of the effect of the concentration of online platform operators on competition. Although we do not believe we were required to make merger control review filing or obtain merger control approval in relation to the historical merger between Yunmanman and Huochebang, there can be no assurance that regulators will not initiate anti-monopoly investigation in the future due to our large scale of business and increased regulatory scrutiny. In addition, although we do not believe we have engaged in any behaviors in violation of the Anti-monopoly Law, such as entering into monopolistic agreements or abusing market position, we cannot assure you that the regulators would agree with us and we may be required to adjust our business practices or may be subject to penalties, such as confiscation of incomes or potential fines, if our business practices are deemed to be non-compliant with the Anti-monopoly Law. We may also be subject to claims from our competitors or users, which could adversely affect our business and operations. Please see “Risk Factors—Risks Relating to Our Business and Industry—Changes in, or failure to comply with, anti-monopoly and competition laws could adversely affect our business, financial condition, or operating results.”

Regulations Related to M&A Rules and Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and late amended on June 22, 2009. Foreign investors shall abide by the M&A Rules, when purchasing equity interests or subscribing the increased capital of a domestic company, and thus changing the nature of the company from a domestic one to a foreign-invested enterprise; or when establishing a foreign-invested enterprise directly in the PRC and operating the assets purchased from a domestic company; or when purchasing the assets of a domestic company, establishing a foreign-invested enterprise by injecting such assets and then operating the assets.

The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the FIL partially replaced the M&A Rules in its rules on foreign investors to acquire non-related domestic company stocks or assets, while the equity or assets acquisition of an affiliated domestic company by a foreign investor shall still be subject to the M&A Rules.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Peter Hui Zhang	42	Founder, Chairman and Chief Executive Officer
Shanshan Guo	41	Independent Director
Guizhen Ma	39	Director
Wenjian Dai	46	Director
Richard Weidong Ji	53	Director
Jennifer Xinzhe Li	53	Independent Director
Simon Chong Cai	38	Chief Financial Officer
Langbo Guo	49	Chief Strategy Officer
Kai Shen	39	Chief Risk Officer and General Counsel
Zhenghong Wang	44	Chief Customer Officer

Peter Hui Zhang is our founder and has served as the chairman of our board of directors since November 2020, our chief executive officer since December 2018 and a director since December 2017. Previously, he was the chief executive officer of Yunmanman from its inception to December 2018. Prior to founding Yunmanman, Mr. Zhang served as a regional manager of the business-to-business unit of Alibaba Group Holding Limited from 2005 to 2011, a company listed on the NYSE under the ticker symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988”. Mr. Zhang graduated from Nanjing University of Aeronautics and Astronautics with a major in electronic engineering and received a master’s degree in electronic engineering from Nanjing University of Posts and Telecommunications.

Shanshan Guo has served as our director since December 2017 and was determined by our board of directors to be an independent director in April 2021. Mr. Guo is a partner of Sequoia Capital China. Prior to joining Sequoia Capital China in 2010, he served as a senior research analyst at McKinsey & Company from 2005 to 2010. Prior to that, he served as a project manager at Bosch-Siemens Home Appliance from 2004 to 2005. He received his bachelor’s degree from Chongqing University and master’s degree from Loughborough University.

Guizhen Ma has served as our director since April 2021. Ms. Ma is one of the founding members of Yunmanman, has served as a member of our management team since November 2013 and is currently in charge of recruitment. Previously, she served as a manager of the business-to-business unit of Alibaba Group Holding Limited from 2005 to 2013, a company listed on the NYSE under the ticker symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988”. Ms. Ma received her bachelor’s degree from Anhui Normal University.

Wenjian Dai has served as our director since April 2021. Mr. Dai is one of the founding members of Huochebang and served as a member of its management team from 2013 to 2017. Since 2018, he has served as the director of Oasis Pastoral Company Pty Ltd and World Farm Technology (HK) Ltd. Mr. Dai received his bachelor’s degree in finance from Sichuan University.

Richard Weidong Ji has served as our director since April 2021. Since May 2013, Mr. Ji has served as an independent director and a member of the audit committee of JOYY Inc., a company listed on the NASDAQ under the ticker symbol “YY”. Mr. Ji is the co-founder and managing partner of All-Stars Investment Limited. From 2005 to 2013, Mr. Ji served as the managing director and head of Asia Internet and Technology investment research at Morgan Stanley Asia Limited. Mr. Ji received his bachelor’s degree in science from Fudan University, his MBA from the Wharton School of Business at the University of Pennsylvania, and his doctorate degree in science from Harvard University.

Jennifer Xinzhe Li has served as our director since April 2021 and was determined by our board of directors to be an independent director in April 2021. Ms. Li was formerly the Chief Executive Officer of Baidu Capital and the Chief Financial Officer of Baidu, a company listed on the NASDAQ under the ticker symbol “BIDU” and on the Hong Kong Stock Exchange under the stock code “9888”. Since 2018, Ms. Li has served as an independent director and a member of the compensation committee of Flex Ltd., an independent director and a member of the compensation committee of ABB Ltd., as well as an independent director and the member of the audit committee and the compensation committee of HSBC Corporation Limited. Ms. Li received her bachelor of arts degree from Tsinghua University and her MBA from the University of British Columbia.

Simon Chong Cai has served as our chief financial officer since 2020. Previously, he was the chief financial officer of Yunmanman from 2017 to 2020. Prior to joining us, Mr. Cai spent over 12 years in investment banking roles. Mr. Cai served as an executive director at Nomura International (Hong Kong) Limited from 2013 to 2017 and a vice president at Lazard from 2012 to 2013. Prior to Lazard, Mr. Cai worked at Citigroup Global Markets from 2007 to 2012 with his last role as a vice president at the investment banking division. Earlier, Mr. Cai worked at Morgan Stanley and HSBC’s investment banking division from 2004 to 2007. Mr. Cai received his bachelor’s degree in mechanical engineering from Tsinghua University.

Langbo Guo has served as our chief strategy officer since March 2018. Prior to joining us, Mr. Guo served as a senior director of the operations and planning division of Baidu, Inc., a company listed on the NASDAQ under the ticker symbol “BIDU” from 2011 to 2018. Mr. Guo received his bachelor’s degree in material engineering from Shanghai Jiao Tong University.

Kai Shen has served as our chief risk officer and general counsel since October 2019. Prior to joining us, Mr. Shen served as a senior legal director of Alibaba Group Holding Limited from 2011 to 2019, a company listed on the NYSE under the ticker symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988”. Mr. Shen received his bachelor’s degree in law from Hunan University and master’s degree in project management from Zhejiang University.

Zhenghong Wang has served as our chief customer officer since May 2021 and has been our head of operations committee since 2016. Previously, Mr. Wang served as a regional manager of the business-to-business unit of Alibaba Group Holding Limited from 2004 to 2014, a company listed on the NYSE under the ticker symbol “BABA” and on the Hong Kong Stock Exchange under the stock code “9988”. From 2014 to 2016, Mr. Wang served as the vice president of 58.com Inc., a company listed on the NYSE under the ticker symbol “WUBA”. Mr. Wang received his bachelor’s degree in business management from Xi’an Jiaotong University.

Board of Directors

Our board of directors will consist of six directors prior to the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. Pursuant to our post-listing memorandum and articles of association, a director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our post-listing memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our shareholders agreement dated November 17, 2020 and our current memorandum and articles of association dated November 10, 2020, we have granted (i) Peter Hui Zhang the right to appoint, remove or replace one director on our board of directors, or the management director and (ii) the shareholders of certain series of preferred shares to appoint, remove or replace four directors on our board of directors, or investor directors. In particular, our shareholders have agreed to appoint (i) the management director candidate nominated by Peter Hui Zhang, (ii) three investor director candidates, each of which is nominated by each of Tencent Mobility Limited (and its affiliated investor), SCC Venture V Holdco I, Ltd. (and its affiliated investors) and Lightspeed China Partners I, L.P. (and its affiliated investors) and (iii) one investor candidate nominated by the holders of at least a majority of the Class A ordinary shares beneficially owned by Wenjian Dai, Peng Luo, Tianguang Tang, Xianfu Liu and Yun Dai through their respective holding companies with the approval of Peter Hui Zhang. Directors nominated by these persons or group of persons can be removed and replaced by such persons or group of persons. The board representation rights described above are expected to be terminated immediately prior to the completion of this offering.

Board Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a charter that has been approved by our board of directors. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Ms. Jennifer Xinzhe Li and Mr. Shanshan Guo. Ms. Jennifer Xinzhe Li will be the chairperson of our audit committee. Ms. Jennifer Xinzhe Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Ms. Jennifer Xinzhe Li and Mr. Shanshan Guo satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Mr. Peter Hui Zhang and Mr. Wenjian Dai. Mr. Peter Hui Zhang will be the chairperson of our compensation committee.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Ms. Guizhen Ma and Mr. Richard Weidong Ji. Ms. Guizhen Ma will be the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2020, we paid aggregate cash compensation of approximately RMB12.2 million (US$1.9 million) to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

In 2020, we repurchased a number of ordinary shares and options from certain of our executive officers. For more information, see “Related Party Transactions—Transactions with Certain Executive Officers.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and within two years after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach financial institutions, dealers or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Plan

We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan. The 2018 Plan allows us to grant options, restricted shares, restricted share units and other equity awards to our employees, non-employee directors and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to equity awards granted under the 2018 Plan is 2,636,675,056.

We have set up an employee incentive plan trust with The Core Trust Company Limited as the trustee and Master Quality Group Limited as the nominee of the trustee. Master Quality Group Limited holds Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. As of the date of this prospectus, Master Quality Group Limited holds 1,302,286,591 Class A ordinary shares. Upon satisfaction of applicable vesting conditions, Class A ordinary shares held by Master Quality Group Limited may be transferred to the relevant participants. Pursuant to the trust deed, neither the trustee nor the nominee may exercise the voting rights associated with the shares held by the nominee.

Administration

The 2018 Plan is administered by the board, or a committee of one or more members of the board or the chief executive officer as designated by the board. Upon the completion of this offering, the 2018 Plan will be administered by the compensation committee. The administrator will determine the terms and conditions of each equity award.

Change in Control

In the event of a change in control, if holders’ equity awards are not converted, assumed, or replaced by a successor, such equity awards will become fully vested and exercisable and all forfeiture restrictions on such equity awards will lapse. The administrator may accelerate the expiration, purchase of equity awards from holders and provide for the replacement, assumption or substitution of equity awards.

Term

Unless terminated earlier, the 2018 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2018 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, as determined by the administrator to be consistent with the 2018 Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2018 Plan will be set by the administrator.

Amendment and Termination

The administrator may, at any time and from time to time, terminate, amend or modify the 2018 Plan subject to the approval of the board if required by applicable laws or the relevant listing stock exchange.

Award Grants

As of the date of this prospectus, options to purchase 209,203,916 Class A ordinary shares were granted and outstanding under the 2018 Plan. The table below summarizes the options granted to our directors and executive officers as of the date of this prospectus.

Name	Position	Class A Ordinary Shares Underlying Options		Option Exercise Price (US$)	Grant Date	Expiration Date
Peter Hui Zhang	Founder, Chairman and Chief Executive Officer	191,202,156		0.00001	November 29, 2018	November 28, 2028
		800,000,000		0.00001	December 17, 2020	December 16, 2030
Guizhen Ma	Director		*	0.00001	November 29, 2018	January 7, 2025
Simon Chong Cai	Chief Financial Officer		*	0.00001	November 29, 2018	June 18, 2027
			*	0.00001	December 25, 2020	December 24, 2030
Langbo Guo	Chief Strategy Officer		*	0.00001	November 29, 2018	February 29, 2028
			*	0.00001	December 25, 2020	December 24, 2030
Kai Shen	Chief Risk Officer and General Counsel		*	0.00001	August 26, 2020	August 25, 2030
			*	0.00001	December 25, 2020	December 24, 2030
Zhenghong Wang	Chief Customer Officer		*	0.00001	November 29, 2018	May 11, 2026

*	Less than 1% of our issued shares, assuming conversion of all of our preferred shares into ordinary shares.

2021 Plan

We adopted the 2021 equity incentive plan in April 2021, or the 2021 Plan, which allows us to grant options, restricted shares, RSUs and other equity awards to our employees, directors and consultants. The maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2021 Plan, or the share reserve, was initially set at 466,685,092. If the share reserve falls below 3.0% of our total outstanding shares on the last day of a calendar year, the share reserve shall automatically be increased to 3.0% of our total outstanding shares on the January 1 immediately thereafter.

Administration

The 2021 Plan will be administered by the compensation committee. As applied to determinations related to awards granted to our chief executive officer, our board of directors, or a committee thereof, will be the administrator. The administrator will determine the terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrators may accelerate the vesting, purchase of equity awards from holders and provide for the assumption, conversion or replacement of equity awards.

Term

Unless terminated earlier, the 2021 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2021 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2021 Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The 2021 Plan may at any time be amended or terminated with the approval of our board of directors, subject to the limitations of applicable laws.

Award Grants

As of the date of this prospectus, no award has been granted under the 2021 Plan.

Restricted Share Awards

In December 2018 and January 2019, we issued an aggregate of 68,045,550 restricted shares to Mr. David Wanqian Liu and Mr. Hao Zheng, who were the co-founders of Plus, in connection with our equity investment in Plus. Such restricted shares will vest over four years. The estimated fair value on the grant date of each restricted share was US$0.1965. In November 2020, we repurchased all of such shares from Mr. David Wanqian Liu and Mr. Hao Zheng.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially 5.0% or more of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The total number of ordinary shares outstanding as of the date of this prospectus is 19,833,958,460, assuming automatic conversion of all of our outstanding preferred shares into 15,033,856,835 ordinary shares on a one-for-one-basis.

The total number of ordinary shares outstanding after completion of this offering will be                 , comprising                  Class A ordinary shares and 3,068,619,066 Class B ordinary shares, which is based upon (i) 1,734,204,381 Class A and 963,610,653 Class B ordinary shares outstanding prior to this offering; (ii) the re-classification of 800,000,000 Class A ordinary shares held by Full Load Logistics and 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited into 2,102,286,591 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iii) the automatic conversion of 2,721,822 Series A-15 preferred shares held by Full Load Logistics into 2,721,822 Class B ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; (iv) the automatic conversion of the remaining outstanding preferred shares into                  Class A ordinary shares on a one-for-one-basis immediately prior to the completion of this offering; and (v)                  Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (i) 104,463,233 Class A ordinary shares issuable to Sinopec or convertible from the Series A-16 preferred shares issuable to Sinopec, as the case may be; (ii) 209,203,916 Class A ordinary shares issuable upon the exercise of 209,203,916 outstanding share options; and (iii) 231,712,193 Class A ordinary shares reserved for future issuance under the 2018 Plan and 466,685,092 ordinary shares initially reserved for future issuance under the 2021 Plan.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	Percent	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares on an as-converted basis†	% of voting power††
Directors and Executive Officers**:
Peter Hui Zhang(1)	3,068,619,066	15.5	—	3,068,619,066
Full Load Logistics(1)	1,766,332,475	8.9	—	1,766,332,475
Master Quality Group Limited(2)	1,302,286,591	6.6	—	1,302,286,591
Shanshan Guo	—	—	—	—
Guizhen Ma	*	*	*	—
Wenjian Dai(3)	262,638,794	1.3	262,638,794	—
Richard Weidong Ji(4)	971,369,320	4.9	971,369,320	—
Jennifer Xinzhe Li	—	—	—	—

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	Percent	Number of Class A ordinary shares	Number of Class B ordinary shares	% of total ordinary shares on an as-converted basis†	% of voting power††
Simon Chong Cai	*	*	*	—
Langbo Guo	*	*	*	—
Kai Shen	*	*	*	—
Zhenghong Wang	*	*	*	—
All Directors and Executive Officers as a Group	4,302,627,180	21.7	1,336,754,117	3,068,619,066
Principal Shareholders:
SVF entities(5)	4,402,158,648	22.2	4,402,158,648	—
Full Load Logistics(1)	1,766,332,475	8.9	—	1,766,332,475
Sequoia Funds (6)	1,426,573,513	7.2	1,426,573,513	—
Master Quality Group Limited (2)	1,302,286,591	6.6	—	1,302,286,591

*	Less than 1% of our total outstanding shares.
**

The business addresses for our directors and executive officers are No. 123 Kaifa Avenue, Economic and Technical Development Zone, Guiyang, Guizhou 550009, People’s Republic of China and Wanbo Science and Technology Park, 20 Fengxin Road, Yuhuatai District, Nanjing, Jiangsu 210012, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after the date of this prospectus, by the sum of (i) the total number of ordinary shares issued and outstanding as of the date of this prospectus, and (ii) the number of ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after the date of this prospectus.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 30 votes upon the completion of this offering. Each Class B ordinary share will be convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares under any circumstances.

(1)

Represents (i) 1,766,332,475 Class B ordinary shares, including (a) 963,610,653 of Class B ordinary shares held by Full Load Logistics and (b) 802,721,822 Class B ordinary shares issuable upon re-classification or conversion, as applicable, of 800,000,000 Class A ordinary shares and 2,721,822 Series A-15 preferred shares held by Full Load Logistics and (ii) 1,302,286,591 Class B ordinary shares issuable upon re-classification of 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited. Full Load Logistics is a limited liability company incorporated in the British Virgin Islands with registered office at Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, British Virgin Islands, VG1110. Full Load Logistics is wholly owned by Mr. Peter Hui Zhang. Master Quality Group Limited is described in footnote (2). Mr. Peter Hui Zhang holds the voting power over the shares held by Master Quality Group Limited, and is deemed to be the beneficial owner of the shares held by Master Quality Group Limited, including 172,281,192 shares that Mr. Peter Hui Zhang has the right to receive within 60 days after the date of this prospectus.

(2)

Represents 1,302,286,591 Class B ordinary shares issuable upon re-classification of 1,302,286,591 Class A ordinary shares held by Master Quality Group Limited as nominee of The Core Trust Company Limited, which is the trustee of our employee incentive plan trust. Master Quality Group Limited holds the Class A ordinary shares relating to options granted to certain participants of the 2018 Plan for the benefit of such individuals. Master Quality Group Limited is a limited liability company incorporated under the laws of the British Virgin Islands with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Our board of directors is the administrator of the trust. Pursuant to the trust deed, Mr. Peter Hui Zhang holds the voting power over the shares held by Master Quality Group Limited.
(3)

Represents (i) 231,833,086 Class A ordinary shares held by Dai WJ Holdings Limited and (ii) 30,805,708 Class A ordinary shares held by DWJ Partners Limited. Each of Dai WJ Holdings Limited and DWJ Partners Limited is a limited liability company incorporated in the British Virgin Islands with registered office at Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Dai WJ Holdings Limited and DWJ Partners Limited are wholly owned by Mr. Wenjian Dai.

(4)

Represents 971,369,320 Class A ordinary shares, including (i) 586,444,190 Class A ordinary shares issuable upon conversion of 529,676,874 Series A-4 preferred shares and 56,767,316 Series A-14 preferred shares held by All-Stars SP VI Limited, (ii) 68,045,551 Class A ordinary shares issuable upon conversion of 68,045,551 Series A-15 preferred shares held by All-Stars SP VIII Limited, (iii) 234,187,034 Class A ordinary shares issuable upon conversion of 62,798,291 Series A-4 preferred shares and 171,388,743 Series A-15 preferred shares held by All-Stars PESP II Limited, (iv) 34,821,078 Class A ordinary shares issuable upon conversion of 34,821,078 Series A-16 preferred shares held by All-Stars PEIISP IV Limited and (v) 47,871,467 Class A ordinary shares held by PESP VIII Limited.

Each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and PESP VIII Limited is a limited liability company incorporated in the British Virgin Islands with registered office at Ritter House, Wickhams Cay II, Road Town, VG1110, Tortola, British Virgin Islands. Mr. Richard Weidong Ji is one of the directors of each of All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and PESP VIII Limited and shares the voting and investment powers over the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and PESP VIII Limited. Mr. Ji may therefore be deemed to be the beneficial owner the shares held by All-Stars SP VI Limited, All-Stars SP VIII Limited, All-Stars PESP II Limited, All-Stars PEIISP IV Limited and PESP VIII Limited.

(5)

Represents 4,402,158,648 Class A ordinary shares, including (i) 3,940,559,749 Class A ordinary shares issuable upon conversion of 2,721,822,026 Series A-15 preferred shares and 1,218,737,723 Series A-16 preferred shares held by SVF Truck (Singapore) Pte. Ltd. and (ii) 461,598,899 Class A ordinary shares issuable upon conversion of 184,756,825 Series A-3 preferred shares, 160,874,934 Series A-4 preferred share, 20,703,369 Series A-14 preferred shares and 95,263,771 Series A-15 preferred shares held by SVF II Sage Subco (Singapore) Pte Ltd. SVF Truck (Singapore) Pte. Ltd. is indirectly wholly owned by SVF Holdings (UK) LLP. SoftBank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP. The manager of SoftBank Vision Fund L.P. is SB Investment Advisers (UK) Limited. The general partner of SoftBank Vision Fund L.P. is SVF GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). The registered address of SVF Truck (Singapore) Pte. Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore 048946. SVF II Sage Subco (Singapore) Pte Ltd. is wholly owned by SVF II Holdings (Singapore) Pte. Ltd. SVF II Holdings (Singapore) Pte. Ltd. is wholly owned by SVF II Holdings (DE) L.P. The General Partner of SVF II Holdings (DE) L.P. is SVF II Holdings GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). SVF II Aggregator (Jersey) L.P. is the sole limited partner of SVF II Holdings (DE) LP. The General Partner of SVF II Aggregator (Jersey) L.P. is SVF II GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). SoftBank Vision Fund II L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P. The manager of SoftBank Vision Fund II LP is SB Investment Advisers (UK) Limited. The general partner of SoftBank Vision Fund II L.P. is SVF II GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). The registered address of SVF II Sage Subco (Singapore) Pte Ltd. is 138 Market Street, #27-01A, Capitagreen, Singapore (048946). The directors of SVF Truck (Singapore) Pte Ltd., who exercise the voting and dispositive powers with respect to the shares held by SVF Truck (Singapore) Pte Ltd., are Martin O’Regan, Rhonda Gornitsky and Anna Lo. The directors of SVF II Sage Subco (Singapore) Pte Ltd., who exercise the voting and dispositive powers with respect to the shares held by SVF II Sage Subco (Singapore) Pte Ltd., are Chris Lee, Martin O’Regan and Rhonda Gornitsky. In addition, the members of the Investment Committee of SB Investment Advisers (UK) Limited, which acts as the manager of SVF Truck (Singapore) Pte Ltd. and SVF II Sage Subco (Singapore) Pte Ltd., have dispositive powers over the shares held by SVF Truck (Singapore) Pte Ltd. and SVF II Sage Subco (Singapore) Pte Ltd., and such committee members are Masayoshi Son, Rajeev Misra and Saleh Romeih. All the preferred shares held by SVF Truck (Singapore) Pte. Ltd. and SVF II Sage Subco (Singapore) Pte Ltd. will be automatically converted to Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering.
(6)

Represents 1,426,573,513 Class A ordinary shares, including (i) 566,842,635 Class A ordinary shares issuable upon conversion of 488,825,720 Series A-7 Preferred Shares, 65,024,280 Series A-8 Preferred Shares, 9,206,638 Series A-9 Preferred Shares and 3,785,997 Series A-10 Preferred Shares held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) 163,309,322 Class A ordinary shares issuable upon conversion of 163,309,322 Series A-15 Preferred Shares held by SCC Growth IV 2018-H, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (iii) 383,031,855 Class A ordinary shares issuable upon conversion of 383,031,855 Series A-16 Preferred Shares held by Sequoia Capital Global Growth Fund III—2020-B, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, (iv) 261,158,084 Class A ordinary shares issuable upon conversion of 261,158,084 Series A-16 Preferred Shares held by Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., an exempted limited partnership formed under the laws of the Cayman Islands, and (v) 52,231,617 Class A ordinary shares issuable upon conversion of 52,231,617 Series A-16 Preferred Shares held by SCEP Master Fund, an exempted company with limited liability incorporated under the laws of the Cayman Islands.

SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited. The general partner of SCC Growth IV 2018-H, L.P. is SC China Growth IV Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen, together with SCC Venture V Holdco I, Ltd., Sequoia Capital China Venture Fund V, L.P., SC China Venture V Management, L.P., SCC Growth IV 2018-H, L.P., SC China Growth IV Management, L.P., SC China Holding Limited and SNP China Enterprises Limited, are collectively referred to as Sequoia Capital China.

The general partner of Sequoia Capital Global Growth Fund III—2020-B, L.P. and Sequoia Capital Global Growth Fund III – Endurance Partners, L.P. is SCGGF III—Endurance Partners Management, L.P., whose general partner is SC US (TTGP), Ltd. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the shares held by Sequoia Capital Global Growth Fund III—2020-B, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. are Messrs. Roelof Botha and Douglas Leone. Messrs. Botha and Leone, together with Sequoia Capital Global Growth Fund III—2020-B, L.P., Sequoia Capital Global Growth Fund III—Endurance Partners, L.P., SCGGF III—Endurance Partners Management, L.P and SC US (TTGP), Ltd., are collectively referred to as Sequoia Capital Global Growth.

The investment manager of SCEP Master Fund is Sequoia China Equity Partners (Hong Kong) Limited. Mr. Cao Fang is the sole person with voting and investment power on behalf of Sequoia China Equity Partners (Hong Kong) Limited as the investment manager for SCEP Master Fund. Mr. Fang, together with SCEP Master Fund and Sequoia Capital Equity Partners (Hong Kong) Limited, are collectively referred to SCEP.

Sequoia Capital China, Sequoia Capital Global Growth and SCEP may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to their ownership of our shares, and are collectively referred to as Sequoia Funds.

The registered address of SCC Venture V Holdco I, Ltd., SCC Growth IV 2018-H, L.P. and SCEP Master Fund is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104,

Cayman Islands, and the address for each of the Sequoia Capital Global Growth entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA, the United States of America.

As of the date of this prospectus, 14,451,885 Series A-1 preferred shares were collectively held by two record holders in the United States, 75,921,998 Series A-4 preferred shares were collectively held by three record holders in the United States, 45,876,538 Series A-12 preferred shares were held by one record holder in the United States, and 347,209,559 Series A-15 preferred shares were collectively held by four record holders in the United States. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Contractual Arrangements with Our VIEs and Their Shareholders

See “Our History and Corporate Structure.”

Shareholders Agreement

See “Description of Share Capital—Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Transactions with JYBD

Jiayibingding (Beijing) E-commerce Co., Ltd., or JYBD, is an equity investee of our company. We had revenue from JYBD in the amount of nil and RMB9.4 million (US$1.4 million) in 2019 and 2020, respectively, for lead-generation service provided to JYBD.

As of December 31, 2019 and 2020, we had amounts due to JYBD of RMB15.0 million and nil, respectively, relating to the consideration payable for our equity investment in JYBD. The balance of such consideration payable has been fully paid.

Transactions with Yinghuo

Hangzhou Yinghuo Internet Technology Limited, or Yinghuo, is a company in which Mr. Gang Wang, our ex-chairman of the board of directors, owned 40% equity interest as of December 31, 2020. Mr. Gang Wang is a minority shareholder of our company. We had revenue from Yinghuo in the amount of RMB2.2 million and nil in 2019 and 2020, respectively, for lead-generation service provided to Yinghuo.

As of December 31, 2019 and 2020, we had amounts due from Yinghuo of RMB1.1 million and nil, respectively, relating to service fee receivable from Yinghuo.

Transactions with Horgos

Horgos Yinghuo Management Consulting Co., Ltd., or Horgos, is a company in which Mr. Gang Wang indirectly owned 40% equity interest as of December 31, 2020. We had revenue from Horgos in the amount of nil and RMB0.9 million (US$0.1 million) in 2019 and 2020, respectively, for lead-generation service provided to Horgos.

Transactions with Plus

PlusAI Corp, or Plus, is an equity investee of our company. In August 2020, we granted a US$6.25 million loan to Plus with a fixed interest rate of 1.0%, which became due in November 2020. The balance of such loan has been fully repaid.

As of December 31, 2019 and 2020, we had amounts due to Plus of RMB0.8 million (US$0.1 million) and RMB0.8 million (US$0.1 million), respectively, relating to the consideration payable for our equity investment in Plus.

Transactions with Euclidean

Euclidean Investment LLC, or Euclidean, is a company controlled by Mr. David Wanqian Liu, co-founder of Plus.

In April 2019, we granted a US$2.1 million loan to Euclidean with a fixed interest rate of 1.0%, which became due in November 2020. As of December 31, 2019 and 2020, we had amounts due from Euclidean of RMB14.7 million and nil, respectively, relating to such loan to Euclidean. The balance of such loan has been fully repaid.

In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Euclidean for a total repurchase price of US$12.5 million. As of December 31, 2019 and 2020, we had amounts due to Euclidean of nil and RMB8.2 million (US$1.2 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from Euclidean.

Transactions with Sigma

Sigma Point Investment LLC, or Sigma, is a company controlled by Mr. Hao Zheng, co-founder of Plus.

In April 2019, we granted a US$2.1 million loan to Sigma with a fixed interest rate of 1.0%, which became due in November 2020. As of December 31, 2019 and 2020, we had amounts due from Sigma of RMB14.7 million and nil, respectively, relating to such loan to Sigma. The balance of such loan has been fully repaid.

In November 2020, we repurchased an aggregate of 34,022,775 ordinary shares from Sigma for a total repurchase price of US$12.5 million. As of December 31, 2019 and 2020, we had amounts due to Sigma of nil and RMB8.2 million (US$1.2 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from Sigma.

Transactions with Champion

Truck Champion Limited, or Champion, is an equity investee of our company.

As of December 31, 2019 and 2020, we had amounts due to Champion of RMB19.3 million and nil, respectively, relating to the consideration payable for our equity investment in Champion. The balance of such consideration payable has been fully paid.

Transactions with DWJ and DWJ Partners

Dai WJ Holdings Limited, or DWJ, is a company controlled Mr. Wenjian Dai, a director and formerly an executive officer of our company.

In December 2019, we repurchased an aggregate of 76,803,015 ordinary shares from DWJ for a total repurchase price of US$28.2 million. In July 2020, we repurchased an aggregate of 163,309,322 ordinary shares from DWJ for a total repurchase price of US$60.0 million. As of December 31, 2019 and 2020, we had amounts due to DWJ of RMB19.8 million and RMB61.7 million (US$9.5 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from DWJ.

DWJ Partners Limited, or DWJ Partners, is a company controlled Mr. Wenjian Dai. In January 2021, we repurchased an aggregate of 10,000,000 ordinary shares from DWJ Partners for a total repurchase price of US$3.7 million.

Transactions with LXF

Liu XF Holdings Limited, or LXF, is a company controlled Mr. Xianfu Liu, a shareholder and formerly an executive officer of our company.

In November 2019, we repurchased an aggregate of 38,401,507 ordinary shares from LXF for a total repurchase price of US$14.1 million. In July 2020, we repurchased an aggregate of 27,218,220 ordinary shares from LXF for a total repurchase price of US$10.0 million. As of December 31, 2019 and 2020, we had amounts due to LXF of RMB9.9 million and RMB16.4 million (US$2.5 million), respectively, relating to the consideration payable for repurchasing of ordinary shares from LXF.

Transactions with TTG

Tang TG Holdings Limited, or TTG, is a company controlled Mr. Tianguang Tang, a shareholder and formerly an executive officer of our company.

In November 2019, we repurchased an aggregate of 38,401,507 ordinary shares from TTG for a total repurchase price of US$14.1 million. As of December 31, 2019 and 2020, we had amounts due to TTG of RMB9.9 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares from TTG. The balance of such consideration payable has been fully paid.

Transactions with LP

Luo P Holdings Limited, or LP, is a company controlled Mr. Peng Luo, a shareholder and formerly an executive officer of our company.

In November 2019, we repurchased an aggregate of 96,003,768 ordinary shares from LP for a total repurchase price of US$35.3 million. As of December 31, 2019 and 2020, we had amounts due to LP of RMB36.8 million and nil, respectively, relating to the consideration payable for repurchasing of ordinary shares to LP. The balance of such consideration payable has been fully paid.

Transactions with SVF Bumble

SVF Bumble (Cayman) Limited, or SVF Bumble, is a shareholder of Champion and an affiliate of the SVF entities, which are one of our principal shareholders. In November 2019, we advanced the consideration payable for equity investment in Champion for SVF Bumble. As of December 31, 2019 and 2020, we had amounts due from SVF Bumble of RMB20.1 million (US$3.1 million) and nil, respectively, relating to such advance to SVF Bumble. The balance of such advance has been fully repaid.

Transactions with Certain Executive Officers

In 2019, we repurchased an aggregate of 6,276,688 ordinary shares from certain of our executive officers for a total repurchase price of US$2.3 million. In 2020, we repurchased an aggregate of 19,556,058 ordinary shares and options to purchase an aggregate of 1,111,929 ordinary shares from certain of our executive officers for a total repurchase price of US$11.2 million and US$0.6 million, respectively. As of December 31, 2019 and 2020, we had amounts due to such executive officers of nil and RMB77.6 million (US$11.9 million), relating to the consideration payable for such repurchases.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$500,000 divided into 50,000,000,000 shares, including (i) 33,353,089,001 Class A ordinary shares of par value US$0.00001 each, (ii) 963,610,653 Class B ordinary shares of par value US$0.00001 each, (iii) 1,139,355,179 Series A-1 preferred shares of par value US$0.00001 each, (iv) 214,928,417 Series A-2 preferred shares of par value US$0.00001 each, (v) 376,124,693 Series A-3 preferred shares of par value US$0.00001 each, (vi) 1,431,243,120 Series A-4 preferred shares of par value US$0.00001 each, (vii) 736,177,535 Series A-5 preferred shares of par value US$0.00001 each, (viii) 397,653,060 Series A-6 preferred shares of par value US$0.00001 each, (ix) 695,016,200 Series A-7 preferred shares of par value US$0.00001 each, (x) 392,106,200 Series A-8 preferred shares of par value with US$0.00001 each, (xi) 303,819,062 Series A-9 preferred shares of par value US$0.00001 each, (xii) 275,746,785 Series A-10 preferred shares of par value US$0.00001 each, (xiii) 249,759,201 Series A-11 preferred shares of par value US$0.00001 each, (xiv) 429,972,942 Series A-12 preferred shares of par value US$0.00001 each, (xv) 373,889,515 Series A-13 preferred shares of par value US$0.00001 each, (xvi) 311,574,595 Series A-14 preferred shares of par value US$0.00001 each, (xvii) 5,204,626,301 Series A-15 preferred shares of par value US$0.00001 each, and (xviii) 3,151,307,541 Series A-16 preferred shares of par value US$0.00001 each.

As of the date of this prospectus, there are 19,833,958,460 shares issued and outstanding, including (i) 3,836,490,972 Class A ordinary shares of par value US$0.00001 each, (ii) 963,610,653 Class B ordinary shares of par value US$0.00001 each, (iii) 949,479,433 Series A-1 preferred shares of par value US$0.00001 each, (iv) 204,934,452 Series A-2 preferred shares of par value US$0.00001 each, (v) 358,930,419 Series A-3 preferred shares of par value US$0.00001 each, (vi) 1,425,011,610 Series A-4 preferred shares of par value US$0.00001 each, (vii) 736,177,535 Series A-5 preferred shares of par value US$0.00001 each, (viii) 397,653,060 Series A-6 preferred shares of par value US$0.00001 each, (ix) 695,016,200 Series A-7 preferred shares of par value US$0.00001 each, (x) 392,106,200 Series A-8 preferred shares of par value US$0.00001 each, (xi) 303,819,062 Series A-9 preferred shares of par value US$0.00001 each, (xii) 275,746,785 Series A-10 preferred shares of par value US$0.00001 each, (xiii) 249,759,201 Series A-11 preferred shares of par value US$0.00001 each, (xiv) 429,972,942 Series A-12 preferred shares of par value US$0.00001 each, (xv) 186,944,757 Series A-13 preferred shares of par value US$0.00001 each, (xvi) 281,297,804 Series A-14 preferred shares of par value US$0.00001 each, (xvii) 5,204,626,301 Series A-15 preferred shares of par value US$0.00001 each, and (xviii) 2,942,381,074 Series A-16 preferred shares of par value US$0.00001 each.

Upon the closing of this offering, we will have                  Class A ordinary shares and 3,068,619,066 Class B ordinary shares issued and outstanding (or                  Class A ordinary shares and 3,068,619,066 Class B ordinary shares if the underwriters exercise in full the over-allotment option), excluding (i) Class A ordinary shares issuable to Sinopec or convertible from the Series A-16 preferred shares issuable to Sinopec, as the case may be; (ii) Class A ordinary shares issuable upon the exercise of outstanding options granted under the 2018 Plan; and (iii) Class A ordinary shares reserved for future issuance under our share incentive plans. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$500,000 divided into 40,000,000,000 Class A ordinary shares and 10,000,000,000 Class B ordinary shares with a par value of US$0.00001 each.

Our sixth amended and restated memorandum and articles of association, or the post-listing memorandum and articles of association, will become effective immediately prior to completion of this offering. The following are summaries of material provisions of our post-listing memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-listing memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-listing memorandum and articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in our post-listing memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without an affirmative vote of not less than two-thirds of the votes cast in a general meeting of that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten clear business days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of a majority of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our post-listing memorandum and articles of association; or

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital or any capital redemption reserve fund in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The

NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our post-listing memorandum and articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-listing memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-listing memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our post-listing memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-listing memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-listing amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our post-listing amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our post-listing amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-listing amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our post-listing amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-listing amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-listing memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-listing memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-listing memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following sets forth information regarding all unregistered securities sold since January 1, 2018. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Preferred Shares

On May 18, 2018, we issued an aggregate of 281,297,804 Series A-14 preferred shares to a total of eight investors in exchange for the same number of their ordinary shares purchased from certain of our then existing shareholders. These investors were Tencent Mobility Limited, All-Stars SP VI Limited, Genesis Capital I LP, Eastern Bell V Investment Limited, Hillhouse TRK-III Holdings Limited, Teng Yue Partners RDLT, LP, Champion Elite Global Limited, and GC GEM Co-investment Limited.

From June 1, 2018 to January 25, 2019, we sold an aggregate of 5,204,626,301 Series A-15 preferred shares to a total of 37 investors at a purchase price per share of US$0.36740095 for an aggregate purchase price of US$1,912,184,651. These investors were SVF Truck (Singapore) Pte. Ltd., Propitious Morningstar Limited, China Internet Investment Fund (Limited Partnership), Kite Holdings, LLC, CapitalG LP, Scottish Mortgage Investment Trust plc, WF ASIAN RECONNAISSANCE FUND LIMITED, GSR VENTURES VI (SINGAPORE) PTE. LTD., Shanghai Shengjia Xinlue Investment Center LLP, Best Will Project Company Limited, DYNAMIC MOVE INVESTMENTS LIMITED, Super Trolley Investment Limited, Super Mini Investment Limited, Super Kar Investment Limited, Super Van Investment Limited, Super Truck Investment Limited, LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., Tencent Mobility Limited, SCC GROWTH IV 2018-H, L.P., All-Stars SP VIII Limited, All-Stars PESP II Limited, Genesis Capital I LP, Eastern Bell International II Limited, Hillhouse TRK-III Holdings Limited, Teng Yue Partners Master Fund, LP, Teng Yue Partners RDLT, LP, IFC CATALYST FUND, LP, IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, Capital Champion Holdings Limited, Xiang He Fund I, L.P., GGV Capital VI L.P., GGV Capital VI Entrepreneurs Fund L.P., Full Load Logistics Information Co., Ltd, Jade Orchid Limited, Rose World Capital Limited, North Land Global Limited, and Woodbury Capital Management Limited.

On June 1, 2018, we issued 48,936,447 Series A-5 preferred shares to Truck Work Logistics Information Co., Ltd at par value of US$0.00001 for an aggregate purchase price of US$489 in connection with the Series A-15 preferred share issuance.

On October 30, 2018, we issued 186,944,757 shares of Series A-13 preferred shares to Guiyang Venture Capital Co., Ltd. at a per share price of US$0.16048 pursuant to an early agreement we entered into with Guiyang Venture Capital Co., Ltd.

From November 17, 2020 to December 4, 2020, we sold an aggregate of 2,942,381,074 Series A-16 preferred shares to a total of 22 investors at a purchase price per share of US$0.57436476 for an aggregate purchase price of US$1,689,999,999.85. These investors were SVF Truck (Singapore) Pte. Ltd., SEQUOIA CAPITAL GLOBAL GROWTH FUND III—2020-B, L.P., SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., SCEP Master Fund, Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), Fidelity China Special Situations PLC, Fidelity Investment Funds, Fidelity Funds, Quilter Investors OEIC, ERI-BayernInvest-Fonds Aktien Asien, Scottish Mortgage Investment Trust plc, Xiang He Fund II, L.P., Xiang He Fund Gamma L.P., Lightspeed Opportunity Fund, L.P., Racing Sports Limited, Hillhouse TRK-III Holdings Limited, All-Stars PEIISP IV Limited, CMC Scania II Limited, GGV VII INVESTMENTS PTE. LTD., GGV VII PLUS INVESTMENTS PTE. LTD., GGV (FT) LLC and Morespark Limited.

Ordinary Shares

On June 1, 2018, we issued an aggregate of 73,510,543 ordinary shares to Full Load Logistics Information Co., Ltd and Luo P Holdings Limited at par value of US$0.00001 for an aggregate purchase price of US$735 in connection with the Series A-15 preferred share issuance.

Acquisitions

On December 3, 2018 and January 22, 2019, we issued an aggregate of 68,045,550 ordinary shares subject to certain restrictions to Euclidean Investment LLC and Sigma Point Investment LLC in connection with our acquisition of shares in a company.

Warrant

On April 15, 2021, we issued a warrant to Sinopec Capital Co., Ltd., or Sinopec. Pursuant to the warrant, Sinopec agreed to purchase, upon completion of the necessary filing with and/or obtaining approval from the relevant governmental authorities, an aggregate of (i) 104,463,233 Series A-16 preferred shares, if the exercise of the warrant occurs prior to the completion of this offering, or (ii) the number of Class A ordinary shares into which such number of Series A-16 preferred shares would have been converted immediately prior to this offering, assuming that such Series A-16 preferred shares were issued prior to this offering, if the exercise of the warrant occurs upon or after the completion of this offering, in each case, at a per share exercise price of US$0.57436476.

Share Incentive Plan-related issuance

We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan. The 2018 Plan allows us to grant options, restricted shares, restricted share units and other equity awards to our employees, non-employee directors and consultants. As of the date of this prospectus, options to purchase 209,203,916 ordinary shares were granted and outstanding under the 2018 Plan.

On March 28, 2019, we issued an aggregate of 993,256,541 ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001 relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

On June 17, 2020, we issued an aggregate of 93,472,356 ordinary shares to Great Oak Trading LTD. at par value of US$0.00001, pursuant to exercise of options granted under our 2018 Plan.

On September 16, 2020, we issued an aggregate of 119,937,938 ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001, relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

On December 18, 2020, we issued aggregate of 800,000,000 Class A ordinary shares to Full Load Logistics Information Co., Ltd at par value of US$0.00001, pursuant to exercise of options granted under our 2018 Plan.

On December 30, 2020, we issued an aggregate of 284,763,532 Class A ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001 relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

Registration Rights

Pursuant to our shareholders’ agreement entered into on November 17, 2020 (as acceded to from time to time), among our company, certain subsidiaries of our company, holders of our ordinary shares, certain individuals parties thereto, and holders of our preferred shares, we have granted certain registration rights to holders of (i) our preferred shares, (ii) our Class A ordinary shares issuable or issued upon conversion of our preferred shares and (iii) our Class A ordinary shares owned or acquired by certain investors in our preferred shares.

Holders of our ordinary shares that are parties to the agreement include over 10 entities as follows: (i) Dai WJ Holdings Limited, (ii) Liu XF Holdings Limited, (iii) Tang TG Holdings Limited, (iv) Luo P Holdings Limited, (v) Great Oak Trading LTD., (vi) DWJ Partners Limited, (vii) Master Quality Group Limited, (viii) GENG XF Holdings Limited, (ix) CLOUSE S.A. (acting for the account of its compartment 27), (x) PESP VIII Limited, (xi) AROMA TALENT LIMITED, (xii) Full Load Logistics Information Co., Ltd. and (xiii) Star Beauty Global Limited.

Holders of our preferred shares that are parties to the agreement include over 80 legal entities as follows: (i) Morespark Limited, (ii) Hillhouse TCA TRK Holdings Limited, (iii) Hillhouse TRK-III Holdings Limited, (iv) Shanghai Dingbei Enterprise Management Consulting Partnership (Limited Partnership), (v) Redview Capital Investment VI Limited, (vi) HERO FINE GROUP LIMITED, (vii) Eastern Bell International XXIV Limited, (viii) Violet Springs International Ltd, (ix) Pantheon Access Co-Investment Program, L.P.—Series 140, (x) Pantheon Multi-Strategy Primary Program 2014, L.P.—Series 200, (xi) Pantheon International PLC, (xii) GGV Capital VI L.P., (xiii) GGV Capital VI Plus L.P., (xiv) GGV VII Investments Pte. Ltd., (xv) GGV Capital VI Entrepreneurs Fund L.P., (xvi) GGV VII Plus Investments Pte. Ltd., (xvii) GGV (FT) LLC, (xviii) Genesis Capital I LP, (xix) SUN DRAGON LIMITED, (xx) Tencent Mobility Limited, (xxi) All-Stars SP VI Limited, (xxii) Teng Yue Partners Master Fund, LP, (xxiii) Teng Yue Partners RDLT, LP, (xxiv) TYP Holdings, LLC, (xxv) IFC CATALYST FUND, LP, (xxvi) IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, (xxvii) BAIDU CAPITAL L.P., (xxviii) Marble Investment Company Limited, (xxix) TECHGIANT LIMITED, (xxx) All-Stars PESP II Limited, (xxxi) All-Stars SP VIII Limited, (xxxii) All-Stars PEIISP IV Limited, (xxxiii) Truck Work Logistics Information Co., Ltd., (xxxiv) Lightspeed China Partners I, L.P., (xxxv) Lightspeed China Partners I-A, L.P., (xxxvi) LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., (xxxvii) Lightspeed Opportunity Fund, L.P., (xxxviii) SCC Venture V Holdco I, Ltd., (xxxix) SCC GROWTH IV 2018-H, L.P., (xl) Sunshine Logistics Investment Limited, (xli) Tyrus-DA Global Sharing Economy No. 2, (xlii) Capital Champion Holdings Limited, (xliii) Nanjing Ai De Fu Luo Na Information Technology Investment Partnership (Limited Partnership), (xliv) Xiang He Fund I, L.P., (xlv) Xiang He Fund II, L.P., (xlvi) Xiang He Fund Gamma, L.P., (xlvii) CMC Scania Holdings Limited, (xlviii) CMC Scania II Limited, (xlix) Internet Fund IV Pte. Ltd., (l) Artist Growth Opportunity Fund I LP, (li) Artist Growth Opportunity I LP, (lii) Guiyang Venture Capital Co., Ltd., (liii) Eastern Bell V Investment Limited, (liv) Eastern Bell International II Limited, (lv) Fortune Nice International Limited, (lvi) SVF Truck (Singapore) Pte. Ltd., (lvii) SVF II Sage Subco (Singapore) Pte. Ltd., (lviii) Kite Holdings, LLC, (lix) CapitalG LP, (lx) Scottish Mortgage Investment Trust plc, (lxi) Super Trolley Investment Limited, (lxii) Super Mini Investment Limited, (lxiii) Super Kar Investment Limited, (lxiv) Super

Van Investment Limited, (lxv) Super Truck Investment Limited, (lxvi) Full Load Logistics Information Co. Ltd, (lxvii) Rose World Capital Limited, (lxviii) North Land Global Limited, (lxix) WF ASIAN RECONNAISSANCE FUND LIMITED, (lxxi) DYNAMIC MOVE INVESTMENTS LIMITED, (lxxi) GSR VENTURES VI (SINGAPORE) PTE. LTD., (lxxii) China Internet Investment Fund (Limited Partnership), (lxxiii) Shanghai Shengjia Xinlue Investment Center LLP, (lxxiv) Propitious Morningstar Limited, (lxxv) Ning Zhang, (lxxvi) TR China Holdings 8, (lxxvii) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—2020-B, L.P., (lxxviii) SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., (lxxix) Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), (lxxx) Fidelity China Special Situations PLC, (lxxxi) Fidelity Investment Funds, (lxxxii) Fidelity Funds, (lxxxiii) ERI-BayernInvest-Fonds Aktien Asien, (lxxxiv) Racing Sports Limited, and (lxxxv) SCEP Master Fund.

Demand Registration Rights

At any time following 180 days after the effective date of this prospectus, shareholders holding at least 20% of then outstanding registrable securities could submit a written request that we effect the registration of the registrable securities under the Securities Act where the anticipated gross proceeds would be at least US$100 million. Upon such a request, we shall promptly give written notice of such requested registration to all other shareholders and thereupon shall use its best efforts to effect, as soon as practicable, the registration under the Securities Act of the registrable securities specified in the request of the requesting shareholders, together with any registrable securities as are specified in written requests of such other shareholders given within 15 business days after such written notice from us is delivered to such other shareholders.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our equity securities for our own account or for the account of any person that is not a shareholder (except registration statement filed in relation to any employee benefit plan, a corporate reorganization or any form that does not include substantially the same information as would be required to be included in a F-1 registration statement or a F-3 registration statement), we shall promptly give each shareholder written notice of such registration, upon the written request of any shareholder given within 20 days after delivery of such notice, we shall include in such registration any registrable securities thereby requested by such shareholder.

Form F-3 Registration Rights

After the closing of our initial public offering, we shall use best efforts to qualify for registration on Form F-3. At any time when we are eligible to use a Form F-3 registration statement, shareholders holding at least 15% of then outstanding registrable securities may make a written request to us to file a registration statement on Form F-3 for a public offering of the number of registrable securities specified in such request. We shall use our reasonable best efforts to cause a registration statement on Form F-3 to become effective not later than 90 days after we receive a request.

Expenses of Registration

We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or F-3 registration.

Termination of Registration Rights

Our shareholders’ registration rights will terminate (i) after five years of the completion of this offering or (ii) all such registrable securities proposed to be sold by a shareholder may then be sold without restrictions in any 90-day period upon or after the completion of this offering under Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                  Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the New York Stock Exchange and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•

are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•

are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

•

are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•

disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•

disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have ADSs outstanding representing approximately     % of our ordinary shares (or ADS outstanding representing approximately     % of our ordinary shares if the underwriters exercise in full the over-allotment option).

All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All issued ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while we will make an application to list ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

[We, our directors, executive officers and our existing shareholders] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our issued shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our Class A ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; and

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’

transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following describes certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs and Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs and Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In February 2017, the National People’s Congress of China enacted the modified Enterprise Income Tax Law, which became effective on February 24, 2017. The modified Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders, and gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs would be subject to PRC tax at a rate of 10%. Furthermore, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20% (which in the case of dividends may be withheld by us). Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to obtain in practice the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ADSs and Class A ordinary shares as of the date hereof.

This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	a person whose “functional currency” is not the United States dollar.

If an entity or other arrangement treated as a partnership for United States federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ADSs or Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that securities such as our ADSs (which we [will apply for] listing on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for these reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and PRC, or the Treaty, and if we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected price of our ADSs in this offering), we do not expect to be a PFIC for the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is generally treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, we may be a PFIC for the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, there is no assurance that a portion of the value of our goodwill will not be attributable to our credit solutions business, in which case the value of our goodwill that is treated as an active asset will be lower than the total value of our goodwill. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge and a deemed sale discussed in the following paragraph, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs once the ADSs are listed on the NYSE which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not the Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, and any gain will be treated as ordinary income. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends,” except that the lower rate applicable to dividends received from a qualified foreign corporation (discussed above) would not apply if we are a PFIC in the taxable year in which the dividend is paid or in the preceding taxable year.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to prepare or provide you with the tax information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC for any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if PRC tax is imposed on any gain (for instance, because we are treated as a PRC resident enterprise for PRC tax purposes), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Goldman Sachs (Asia) L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
China International Capital Corporation Hong Kong Securities Limited
Goldman Sachs (Asia) L.L.C.
UBS Securities LLC
Huatai Securities (USA), Inc.
Citigroup Global Markets Inc.
Nomura Securities International, Inc.
China Renaissance Securities (Hong Kong) Limited
CLSA Limited

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$         per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to                      additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. [The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus.] To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                      ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$        . [We have also agreed to reimburse the underwriters for expenses up to US$         relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other fees and expenses in connection with this offering.]

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective affiliates, registered broker-dealers or selling agents. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ordinary shares in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. CLSA Limited is not a broker-dealer registered with the SEC and it may not make sales in the United States. CLSA Limited has agreed that it does not intend to, and will not, offer or sell any of our ADSs in the United States in connection with this offering.

We intend to apply for the listing of our ADSs on the New York Stock Exchange Market under the trading symbol “YMM.”

[We, our directors, executive officers and all of our existing shareholders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	[the sale of ordinary shares or ADSs to the underwriters;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of our company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by our company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.]

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

[Directed Share Program

At our request, the underwriters have reserved up to     % of the ADSs to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. For our directors and officers purchasing ADSs through the directed share program, the lock-up agreements described above shall govern with respect to their purchases. ]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts or NI 33-105, the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores), or CNBV, of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals , each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products)

Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, NYSE listing fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by CM Law Firm and for the underwriters by King & Wood Mallesons. Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman may rely upon CM Law Firm with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC  law.

EXPERTS

The financial statements and the related financial statement schedule included in the Registration Statement, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Bund Center, 30th Floor, 222 Yan An Road East, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

FULL TRUCK ALLIANCE CO. LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Full Truck Alliance Co. Ltd.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Full Truck Alliance Co. Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficits, and cash flows, for each of the two years in the period ended December 31, 2020 and the related notes and the financial statements schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

May 27, 2021

We have served as the Company’s auditor since 2021.

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	USD
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		3,983,721	10,060,391	1,541,822
Restricted cash—current (including RMB 62,723 and RMB 48,702 from the consolidated trusts as of December 31, 2019 and 2020, respectively)		95,922	86,277	13,223
Short-term investments	5	6,311,697	8,731,195	1,338,114
Accounts receivable, net (net of allowance for doubtful accounts of RMB 62,087 and RMB 63,173 as of December 31, 2019 and 2020, respectively)	6	25,743	34,729	5,322
Amounts due from related parties	18	50,489	—	—
Loans receivable, net (including RMB 474,676 and RMB 317,022 from the consolidated trusts as of December 31, 2019 and 2020, respectively)	7	1,488,095	1,313,957	201,373
Prepayments and other current assets (including RMB 6,538 and RMB 1,009 from the consolidated trusts as of December 31, 2019 and 2020, respectively)	8	545,688	456,802	70,007

Total current assets		12,501,355	20,683,351	3,169,861
Restricted cash—non-current		—	13,500	2,069
Property and equipment, net	9	51,358	38,984	5,975
Investments in equity investees	10	985,259	875,205	134,131
Intangible assets, net	11	508,357	491,279	75,292
Goodwill	10	2,780,190	2,865,071	439,091
Deferred tax assets	17	17,009	18,966	2,907
Other non-current assets	12	114,875	147,000	22,529

Total non-current assets		4,457,048	4,450,005	681,994

TOTAL ASSETS		16,958,403	25,133,356	3,851,855

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	USD
				(Note 2)
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loans (including RMB 500,000 and nil from the consolidated VIEs as of December 31, 2019 and 2020, respectively)	13	500,000	—	—
Accounts payable (including RMB 17,588 and RMB 23,839 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)		17,980	23,839	3,653
Amounts due to related parties (including RMB 15,000 and nil from the consolidated VIEs as of December 31, 2019 and 2020, respectively)	18	111,465	172,779	26,480
Payable to investors of the consolidated trusts (including RMB 420,100 and RMB 31,400 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)		420,100	31,400	4,812
Prepaid for freight listing fees and other service fees (including RMB 198,898 and RMB 319,156 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)	2	261,746	319,924	49,030
Income tax payable (including RMB 4,525 and RMB 23,554 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)		10,460	25,924	3,973
Other tax payable (including RMB 439,690 and RMB 446,610 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)		440,435	446,839	68,481
Accrued expenses and other current liabilities (including RMB 461,782 and RMB 620,828 from the consolidated VIEs as of December 31, 2019 and 2020, respectively)	14	519,186	941,642	144,314

Total current liabilities.		2,281,372	1,962,347	300,743
Deferred tax liabilities	17	123,333	118,783	18,204

Total non-current liabilities		123,333	118,783	18,204

TOTAL LIABILITIES		2,404,705	2,081,130	318,947

Commitments and contingencies (Note 24)

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share and per share data)

		As of December 31,
	Note	2019	2020
		RMB	RMB	USD
				(Note 2)
MEZZANINE EQUITY
Convertible redeemable preferred shares (US$ 0.00001 par value, 12,531,992,805 and 15,474,373,880 shares authorized, and 12,091,475,761 and 15,033,856,835 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	15	21,644,964	32,846,087	5,033,886
Subscription receivables	15	—	(1,310,140)	(200,791)
SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$0.00001 par value, 37,468,007,195 and 33,562,015,467 shares authorized, 3,417,044,082 and 3,517,944,736 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	16	226	233	35
Class B ordinary shares (US$0.00001 par value, nil and 963,610,653 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	16	—	63	10
Additional paid-in capital		1,232,948	3,809,060	583,764
Accumulated other comprehensive income		1,570,464	1,072,307	164,338
Accumulated deficit		(9,895,334)	(13,365,806)	(2,048,399)

TOTAL SHAREHOLDERS’ DEFICIT		(7,091,696)	(8,484,143)	(1,300,252)
Non-controlling interests		430	422	65

TOTAL FULL TRUCK ALLIANCE CO. LTD. DEFICIT		(7,091,266)	(8,483,721)	(1,300,187)

TOTAL LIABILITIES, MEZZANINE EQUITY AND DEFICIT		16,958,403	25,133,356	3,851,855

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share and per share data)

		Years ended December 31,
	Note	2019	2020
		RMB	RMB	USD
				(Note 2)
Net Revenues (including value added taxes, “VAT”, of RMB1,359,320 and RMB1,434,015 for the years ended December 31, 2019 and 2020, respectively)	2	2,473,061	2,580,820	395,528
Operating expenses
Cost of revenues (including VAT net of refund of VAT, of RMB953,200 and RMB893,909 for the years ended December 31, 2019 and 2020, respectively)		(1,389,864)	(1,316,017)	(201,688)
Sales and marketing expenses		(403,117)	(454,343)	(69,631)
General and administrative expenses		(1,189,423)	(3,938,565)	(603,611)
Research and development expenses		(396,692)	(413,369)	(63,352)
Provision for loans receivable	7	(127,790)	(94,160)	(14,431)

Total operating expenses		(3,506,886)	(6,216,454)	(952,713)
Other operating income		13,223	21,031	3,223

Loss from operations		(1,020,602)	(3,614,603)	(553,962)
Other (expense) income
Interest income		229,310	209,832	32,158
Interest expenses		(39,996)	(8,367)	(1,282)
Foreign exchange loss		(4,410)	(21,276)	(3,261)
Investment income		—	3,321	509
Unrealized gains from fair value changes of trading securities and derivative assets		—	18,140	2,780
Other expenses, net		(8,585)	(5,559)	(852)
Impairment loss	8,10	(710,331)	(22,030)	(3,376)
Share of loss in equity method investees		(1,729)	(11,054)	(1,694)

Total other (loss) income		(535,741)	163,007	24,982

Net loss before income tax		(1,556,343)	(3,451,596)	(528,980)
Income tax benefit (expense)	17	14,676	(19,336)	(2,963)

Net loss from continuing operations		(1,541,667)	(3,470,932)	(531,943)
Net income from discontinued operations, net of tax	3	18,010	452	69

Net loss		(1,523,657)	(3,470,480)	(531,874)
Less: net loss attributable to non-controlling interests		(7)	(8)	(1)

Net loss attributable to Full Truck Alliance Co. Ltd.		(1,523,650)	(3,470,472)	(531,873)

Deemed dividend	15	—	(120,086)	(18,404)

Net loss attributable to ordinary shareholders		(1,523,650)	(3,590,558)	(550,277)

Net (loss) earning per ordinary share:
Continuing operations	20	(0.47)	(1.05)	(0.16)
Discontinued operations	20	0.01	0.00	0.00

Basic and diluted—ordinary shares	20	(0.46)	(1.05)	(0.16)

Weighted average shares used in calculating net loss per ordinary share:
Basic	20	3,299,723,079	3,423,687,654	3,423,687,654
Diluted	20	3,299,723,079	3,423,687,654	3,423,687,654
Net loss		(1,523,657)	(3,470,480)	(531,874)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil		89,399	(498,157)	(76,346)

Total comprehensive loss		(1,434,258)	(3,968,637)	(608,220)
Less: comprehensive loss attributable to non-controlling interests		(7)	(8)	(1)

Comprehensive loss attributable to Full Truck Alliance Co. Ltd.		(1,434,251)	(3,968,629)	(608,219)

Deemed dividend		—	(120,086)	(18,404)

Comprehensive loss attributable to ordinary shareholders		(1,434,251)	(4,088,715)	(626,623)

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(Amounts in thousands, except share and per share data and otherwise noted)

	Class A Ordinary shares Numbers of Shares	Amount	Class B Ordinary shares Numbers of Shares	Amount	Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	3,150,151,437	207	—	—	1,289,824	(8,371,684)	1,481,065	(5,600,588)	437	(5,600,151)
Net loss	—	—	—	—	—	(1,523,650)	—	(1,523,650)	(7)	(1,523,657)
Ordinary shares issued for vested restricted shares	17,011,388	1	—	—	20,817	—	—	20,818	—	20,818
Exercise of stock options granted to employees	611,384,502	42	—	—	101,797	—	—	101,839	—	101,839
Share-based compensation	—	—	—	—	363,697	—	—	363,697	—	363,697
Repurchase of ordinary shares	(361,503,245)	(24)	—	—	(543,187)	—	—	(543,211)	—	(543,211)
Foreign currency translation adjustments	—	—	—	—	—	—	89,399	89,399	—	89,399

Balance as of December 31, 2019	3,417,044,082	226	—	—	1,232,948	(9,895,334)	1,570,464	(7,091,696)	430	(7,091,266)

Net loss	—	—	—	—	—	(3,470,472)	—	(3,470,472)	(8)	(3,470,480)
Ordinary shares issued for vested restricted shares	51,034,162	3	—	—	57,390	—	—	57,393	—	57,393
Exercise of stock options granted to employees	1,285,000,422	84	—	—	48,673	—	—	48,757	—	48,757
Accretion and modification of convertible redeemable preferred shares	—	—	—	—	(120,086)	—	—	(120,086)	—	(120,086)
Modifications to share options	93,472,356	7	—	—	252,667	—	—	252,674	—	252,674
Share-based compensation	—	—	—	—	3,148,596	—	—	3,148,596	—	3,148,596
Ordinary shares reclassification	(963,610,653)	(63)	963,610,653	63	—	—	—	—	—	—
Repurchase of ordinary shares	(364,995,633)	(24)	—	—	(811,128)	—	—	(811,152)	—	(811,152)
Foreign currency translation adjustments	—	—	—	—	—	—	(498,157)	(498,157)	—	(498,157)

Balance as of December 31, 2020	3,517,944,736	233	963,610,653	63	3,809,060	(13,365,806)	1,072,307	(8,484,143)	422	(8,483,721)

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss	(1,523,657)	(3,470,480)	(531,874)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	70,708	63,669	9,758
Share-based compensation	455,634	3,254,335	498,749
Modification of options	—	231,972	35,551
Allowance for doubtful accounts	62,857	18,678	2,863
Provision for loans receivable	127,790	94,160	14,431
(Gain) Loss from disposal of property and equipment	(228)	1,425	218
Unrealized gains from fair value changes of trading securities and derivative assets	—	(18,140)	(2,780)
Share of loss in equity method investees	1,729	11,054	1,694
Impairment loss	710,331	22,030	3,376
Changes in operating assets and liabilities:
Accounts receivable	(6,446)	(16,396)	(2,513)
Amounts due from related parties	10,851	1,130	173
Loans receivable	(876,654)	79,978	12,257
Prepayments and other current assets	413,677	(27,773)	(4,256)
Deferred tax assets	(14,005)	(1,958)	(300)
Accounts payable	(18,460)	5,859	898
Prepaid for freight listing fees and other service fees	(3,424)	58,137	8,910
Income tax payable	3,953	15,465	2,370
Other tax payable	(209,445)	6,404	981
Amounts due to related parties	28,669	22,242	3,409
Accrued expenses and other current liabilities	(147,512)	233,501	35,786
Deferred tax liabilities	(10,333)	(10,550)	(1,617)

Net cash (used in) provided by operating activities	(923,965)	574,742	88,084
Cash flows from investing activities:
Purchases of short-term investments	(6,341,221)	(9,377,260)	(1,437,128)
Maturity of short-term investments	3,177,061	6,613,919	1,013,627
Payments for investment in equity investees	(214,739)	(34,475)	(5,284)
Acquisition of subsidiaries, net of cash acquired	—	(17,728)	(2,717)
Prepayments for long-term investments	—	(100,000)	(15,326)
Return of prepayments for equity investments	—	90,000	13,793
Loans to related parties	(48,458)	(63,482)	(9,729)
Repayments of loans from related parties	—	109,792	16,826
Loans to a third party company	(295,659)	—	—
Repayments of loans from a third party company	340,167	120,000	18,391
Purchases of property and equipment and intangible assets	(10,418)	(53,064)	(8,132)
Proceeds from disposal of property and equipment	2,068	21,403	3,280

Net cash used in investing activities	(3,391,199)	(2,690,895)	(412,399)

The accompanying notes are an integral part of these consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 and 2020

(Amounts in thousands and otherwise noted)

	Years ended December 31,
	2019	2020
	RMB	RMB	USD
			(Note 2)
Cash flows from financing activities:
Proceeds from short-term loans	1,216,469	—	—
Repayments of short-term loans	(1,230,879)	(500,000)	(76,628)
Cash received from investors of the consolidated trusts	420,100	—	—
Cash paid to investors of the consolidated trusts	—	(388,700)	(59,571)
Proceeds from exercise of share options	—	87	13
Cash paid for repurchase of ordinary shares	(384,880)	(557,836)	(85,492)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,672,415	11,081,037	1,698,243
Loans to a shareholder pledged by preferred shares	—	(1,310,140)	(200,788)

Net cash provided by financing activities	1,693,225	8,324,448	1,275,777
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	19,884	(127,770)	(19,581)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,602,055)	6,080,525	931,881
Cash and cash equivalents and restricted cash, beginning of the year	6,681,698	4,079,643	625,233

Cash and cash equivalents and restricted cash, end of the year	4,079,643	10,160,168	1,557,114

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows.

Cash and cash equivalents	3,983,721	10,060,391	1,541,822
Restricted cash, current	95,922	86,277	13,223
Restricted cash, non-current	—	13,500	2,069

Total cash, cash equivalents, and restricted cash	4,079,643	10,160,168	1,557,114
Supplemental disclosure of cash flow information:
Cash paid for interest (excluding interest paid to investors of consolidated trusts)	39,924	9,052	1,387
Income taxes paid	5,250	16,379	2,510
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of intangible assets through prepayments made in prior year	—	20,875	3,199
Repurchase of ordinary shares through offsetting loans or interests receivable	110,619	525	80
Consideration payable for repurchase of ordinary shares	47,712	315,083	48,289
Consideration payable for repurchase of share options	—	9,519	1,459
Consideration payable for purchasing equity investments	35,083	—	—

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

Description of Business

Full Truck Alliance Co. Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2017. The Company through its wholly-owned subsidiaries and variable interest entities (“VIEs” and VIE’s subsidiaries) (collectively, the “Group”) primarily provides comprehensive services for shippers and truckers through its mobile and website platforms. The Group’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

As of December 31, 2020, the Company’s major subsidiaries and consolidated VIEs are as follows:

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities

Subsidiaries

Full Truck Alliance (HK) Limited (“FTA HK”)	Hong Kong	January 7, 2016	100%	Investment holding

Lucky Logistics Information Limited (“Lucky Logistics”)	Hong Kong	April 8, 2014	100%	Investment holding

Manbang Information Consulting Co., Limited (“FTA Information” “WFOE”)	PRC	April 20, 2016	100%	Providing technology development and other services

Jiangsu Manyun Logistics Information Co., Limited (“Jiangsu Manyun” “WFOE”)	PRC	August 29, 2014	100%	Providing technology development and other services

VIEs

Guiyang Huochebang Technology Co., Limited (“Guiyang Huochebang”)	PRC	March 11, 2014	100%	Providing freight matching service and value added services Holding value-added telecommunications service license and maintaining the Group’s platforms

Shanghai Xiwei Information Consulting Co., Limited (“Shanghai Xiwei”)	PRC	August 1, 2013	100%	Providing technology development and other services

Beijing Yunmanman Technology Co., Limited (“Beijing Yunmanman”)	PRC	March 21, 2014	100%	Providing technology development and other services

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS - continued

Description of Business - continued

Name of Company	Place of incorporation	Date of incorporation	Percentage of direct or indirect economic ownership	Principal activities

VIEs’ subsidiaries

Guizhou Banghuoche Financing Guarantee Co., Limited	PRC	February 9, 2018	100%	Providing guarantee services Holding of financing guarantee license

Guizhou Huochebang Microfinance Co., Limited	PRC	December 20, 2016	100%	Providing credit solution service Holding approval for operating microfinance business

Jiangsu Manyun Software Technology Co., Limited	PRC	October 20, 2016	100%	Providing freight matching service Holding value-added telecommunications service license, road transportation license and maintaining the Group’s platforms

2.	PRINCIPAL ACCOUNTING POLICIES

The history of the Group

The Group’s history began with the commencement of operation of Full Truck Logistics Information Co. Ltd (“FTL Information”), a limited liability company incorporated under the laws of the Cayman Islands in 2014 to provide freight matching services by facilitating transactions between shippers and truckers.

In December 2017, FTL Information acquired Truck Alliance Inc. (“Truck Alliance”), which provided online information platform services for shippers and truckers and financing services for truckers.

In connection with the acquisition, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The ordinary and preferred shares and stock options of FTL Information held by shareholders or employees of FTL Information were converted into the equity interest of the Company based on the conversion ratio of one to one. FTL Information and the Company are collectively referred to as the “Company”.

The Company then issued 2,566 million ordinary shares and 3,162 million preferred shares with an aggregated fair value of RMB 4,405 million to the equity holders of Truck Alliance to acquire 100% equity interest of Truck Alliance. The acquisition was accounted for as a business combination and the financial results of Truck Alliance have been included in the Company’s consolidated financial statements for the period subsequent to its acquisition.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the years presented.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIE’s subsidiaries in which it has a controlling financial interest. The results of the subsidiaries, VIEs and VIE’s subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity.

The Group has adopted the guidance codified in Accounting Standards Codification (“ASC”) 810, Consolidation, on accounting for VIE, which requires certain variable interest entity to be consolidated by the primary beneficiary in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

All intercompany balances and transactions between the Group, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated in consolidation.

VIE Arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain shareholders or affiliates of shareholders of the Group (“Nominee Shareholders”). Since the Company does not have any equity interests in VIEs, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiaries, Jiangsu Manyun and FTA Information, entered into a series of contractual arrangements with its VIEs and their shareholders, pursuant to which the Company is entitled to receive effectively all economic benefits generated from the VIEs and their shareholders’ equity interests in them. The following is a summary of the series of contractual arrangements entered among (i) Jiangsu Manyun, Shanghai Xiwei and its shareholders, (ii) Jiangsu Manyun, Beijing Yunmanman and its shareholders, and (iii) FTA Information, Guiyang Huochebang and its shareholders. These agreements have been updated subsequently due to the changes in nominee shareholders.

Equity Interest Pledge Agreement

Under the equity interest pledge agreements entered between the WFOE and the shareholders of the VIE, the shareholders pledged all of their equity interests in the VIE to guarantee their performance of their obligations under the exclusive option agreement, exclusive service agreement and power of attorney. If the shareholders of the VIE breach their contractual obligations under the VIE arrangement, the WFOE, as the pledgee, will have the

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Equity Interest Pledge Agreement - continued

right to dispose the pledged equity interest pursuant to the PRC law. The shareholders of the VIE have not placed any security interests or allowed any encumbrance on the pledged equity interests. The equity interest pledge agreement remains effective until the shareholders of the VIE have fully performed their obligations and repaid their consulting and service fees under the relevant contractual agreements. During the equity pledge period, the WFOE is entitled to all dividends and other distributions generated by the VIE.

Exclusive Option Agreement

Pursuant to the exclusive option agreements entered into among the WFOE, the VIE and the VIE’s shareholders, the VIE’s shareholders irrevocably grant the WFOE or its designated representatives an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the equity interest of the VIE. The exercise price shall be the lowest price as permitted by the applicable PRC law at the time of the transfer of the optioned interest. Without the WFOE’s written consent, the VIE and its shareholders may not sell, transfer, mortgage, or otherwise dispose of in any manner any assets, or legal or beneficial interest in the business or revenues, or allow the encumbrance thereon of any security interest. These agreements will remain effective until all equity interests of the VIE held by its shareholders and all of the VIE’s assets have been transferred or assigned to the WFOE or its designated entities or persons.

Exclusive Service Agreement

Under the exclusive service agreement entered between the WFOE and the VIE, the VIE appoints the WFOE as its exclusive services provider with business support and technical and consulting services. The VIE shall not accept any consultations or services provided by any third party, and shall not cooperate with any third party. The VIE agrees to pay the WFOE a service fee for services performed, which shall be substantially all of the VIE’s profit before tax. The exclusive service agreement remains effective unless terminated by the WFOE.

Power of Attorney

Pursuant to the power of attorney, each shareholder of the VIE has irrevocably authorized the WFOE to exercise the following rights relating to all equity interests held by such shareholder in the VIE during the term of the power of attorney: to act on behalf of such shareholder as its exclusive agent and attorney with respect to all matters concerning its shareholding in the VIE according to the applicable PRC laws and the VIE’s articles of association, including without limitation to: (i) exercising all the shareholder’s voting rights, including but not limited to designating and appointing the directors of the VIE; (ii) asset transfer, capital reduction and capital increase of the VIE; and (iii) other decisions that would have a material effect on the VIE’s assets and operations.

Spousal Consent Letters

Pursuant to the respective spousal consent letters, each of the spouses of the applicable individual shareholders of the VIE acknowledge and confirm the execution of the relevant exclusive service agreement, equity pledge agreement, power of attorney, and exclusive option agreement and irrevocably agrees that they have rights or

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Spousal Consent Letters - continued

obligations under these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIE held by their respective spouses or over the management of the VIE. In addition, in the event that any of them is required to enter into any agreements related to the equity interest in the VIE held by their respective spouses or the performance of the above mentioned VIE agreements for any reason, such spouses agree to authorize their respective spouses to enter into such agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements amongst the WFOEs, the VIEs and their respective shareholders are in compliance with the PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders or affiliates of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, the VIEs and their shareholders may fail to take certain actions required for the Company’s business or to follow the Company’s instructions despite their contractual obligations to do so. Furthermore, if the VIEs or their shareholders do not act in the best interests of the Company under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Company will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provided for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the VIEs, and its ability to conduct the Company’s business may be adversely affected.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Risks in relation to the VIE structure - continued

The following amounts and balances of the consolidated VIEs were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Cash and cash equivalents	2,726,157	2,226,218
Restricted cash—current	95,922	84,076
Short-term investments	—	238,000
Accounts receivable, net of allowance for doubtful accounts	25,204	33,751
Amounts due from related parties	1,130	—
Loans receivable, net	1,478,742	1,312,283
Prepayments and other current assets	418,884	421,371
Restricted cash—non-current	—	13,500
Property and equipment, net	49,031	36,922
Investments in equity investees	396,706	297,628
Intangible assets, net	14,632	15,275
Deferred tax assets	17,009	18,966
Other non-current assets	114,875	147,000

TOTAL ASSETS	5,338,292	4,844,990

LIABILITIES
Short-term loans	500,000	—
Accounts payable	17,588	23,839
Amounts due to related parties	15,000	—
Payable to investors of the consolidated trusts	420,100	31,400
Prepaid freight listing fees and other service fees	198,898	319,156
Income tax payable	4,525	23,554
Other tax payable	439,690	446,610
Accrued expenses and other current liabilities	461,782	620,828

TOTAL LIABILITIES	2,057,583	1,465,387

	Years ended December 31,
	2019	2020
	RMB	RMB
Net Revenues	2,457,922	2,553,535
Net (loss) income	(716,003)	223,957
Net cash (used in) provided by operating activities	(185,829)	682,745
Net cash used in investing activities	(122,872)	(72,390)
Net cash provided by (used in) financing activities	405,690	(888,700)

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.2 Basis of consolidation - continued

VIE Arrangements - continued

Risks in relation to the VIE structure - continued

The VIEs contributed 99% of the Group’s consolidated net revenues for the years ended December 31, 2019 and 2020. As of December 31, 2019 and 2020, the VIEs accounted for 31% and 19% of the consolidated total assets, and 86% and 70% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Group or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

The Group believes that there are no assets held in the consolidated VIEs that can be used only to settle obligations of the VIEs, except for the assets of the consolidated trusts presented below. As the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital, additional paid-in capital and PRC statutory reserve, to the Group in the form of loans and advances or cash dividends.

2.3 Consolidated Trusts

Loans funded by the institutional funding partners in the Group’s loan facilitation business are typically disbursed to the borrowers directly from such partners. However, due to the need of certain institutional funding partners, loans from such funding partners are funded and disbursed indirectly through trusts. Since 2018, several trusts were formed by the Group and third-party trust companies who administer the trusts. The trusts were invested by the Group and third-party trust companies.

The trusts, using the funds received from the trusts’ beneficiaries, fund the loans to the borrowers facilitated by the Group. The trusts provide the returns to their beneficiaries through interest payments made by the borrowers.

The borrowers are charged interests by the trusts. The Group is entitled to the residual profit in the trusts and provides guarantee to the trusts by agreeing to repurchase any loans that are delinquent for more than 60 days whereby the Group absorbs the credit risk of the trusts resulting from borrowers’ delinquencies. The Group determined that the residual profit or the guarantee represents a variable interest in the trusts through which the Group has the right to receive benefits or the obligation to absorb losses from the trusts that could potentially be significant to the trusts. As the trusts only invest in loans facilitated by the Group and the Group continues to service the loans post origination through a service agreement and has the ability to direct default mitigation activities, the Group has the power to direct the activities of the trusts that most significantly impact the economic performance of the trusts. As a result, the Group is considered the primary beneficiary of the trusts and consolidated the trusts’ assets, liabilities, results of operations and cash flows.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3 Consolidated Trusts - continued

As of December 31, 2019 and 2020, all the loans held by the trusts are personal loans made to the shippers and truckers on the Group’s platforms with an original term up to 12 months. The interest rates of these loans mainly ranged from 20% to 36% annually. The loans receivable balance associated with the trusts represents the outstanding loans made to the borrowers from the trusts and accrued interests related to those loans. As of December 31, 2019 and 2020, the cumulative delinquent loans repurchased by the Group from the consolidated trusts are in total of Renminbi (“RMB”) 12 million and RMB 51 million, respectively.

For the years ended December 31, 2019 and 2020, the provision for loan losses of RMB 25 million and RMB 29 million was charged to the consolidated statements of operations and comprehensive loss, respectively.

Interest on loans is accrued and recognized as revenue. The Group determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment. Accrual of interest is discontinued for loans that are past due for more than 90 days. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

The following financial statement amounts and balances of the consolidated trusts were included in the consolidated information of VIEs presented above and in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Restricted cash	62,723	48,702
Loans receivable, net	474,676	317,022
Prepaid expenses and other assets	6,538	1,009

Total Assets	543,937	366,733

	As of December 31,
	2019	2020
	RMB	RMB
LIABILITIES
Payable to investors of the consolidated trusts	420,100	31,400
Accrued expenses and other current liabilities	3,997	—
Other tax payable	1,206	436

Total Liabilities	425,303	31,836

	Years ended December 31,
	2019	2020
	RMB	RMB
Net revenues	68,259	130,380
Net income	31,335	63,146

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.3 Consolidated Trusts - continued

	Years ended December 31,
	2019	2020
	RMB	RMB
Net cash (used in) provided by operating activities	(371,548)	374,679
Net cash provided by (used in) financing activities	420,100	(388,700)

The consolidated trusts contributed 3% and 5% of the Group’s consolidated revenue for the years ended 2019 and 2020 respectively. As of December 31, 2019 and 2020, the consolidated trusts accounted for an aggregate of 3% and 1% of the consolidated total assets, and 18% and 2% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the consolidated trusts.

The assets of the consolidated trusts can only be used to settle the obligations of the consolidated trusts.

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Group’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Group to revise its estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for loans receivable, allowance for uncollectible accounts receivable, the useful lives of intangible assets, impairment of goodwill and intangible assets, valuation of ordinary shares and share options, and realization of deferred tax assets.

2.5 Functional currency and foreign currency translation

The Group uses Renminbi as its reporting currency. The functional currency of the Company is the United States dollar (“US$” or “USD”). The functional currency of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries is RMB or USD as determined based on the economic facts and circumstances.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the net loss of the statements of operations and comprehensive loss.

Assets and liabilities of the Company and its subsidiaries with functional currency other than RMB are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.6 Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand and cash in bank which is highly liquid and unrestricted as to withdrawal and use.

2.7 Restricted cash

The Group’s restricted cash mainly consists of cash held by the consolidated trusts through segregated bank accounts which can only be used to invest in loans or other securities as stipulated in the trust agreements, deposits pledged for bank loans and deposit pledged to a commercial bank for ETC service for a term over one year which is recorded in non-current restricted cash.

2.8 Short-term investments

Short-term investments include (i) wealth management products issued by investing banks with guaranteed principal and variable interest rates indexed to the performance of underlying assets and with maturities within one year; (ii) exchange traded fund products; (iii) time deposits with original maturities longer than three months but less than one year. The Group classifies exchange traded products and wealth management products as trading securities given the securities are purchased for the purpose of selling them in the near term. Changes in fair values of the trading securities are included in unrealized gains (losses) from fair value changes of trading securities and derivative assets in the consolidated statements of operations and comprehensive loss. The unrealized gains (losses) will be recorded as investment incomes (losses) when the investments are disposed.

2.9 Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for doubtful accounts. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the age of the receivables and factors surrounding the credit risk of specific customers.

2.10 Loans receivable, net

Loans receivable represents loans provided directly by the Group or through the consolidated trusts and the related accrued interests. Loans receivable is reduced by a valuation allowance estimated as of the balance sheet date.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in each of the portfolios as of the balance sheet date. The portfolios are determined based on the loan type, the term of the loan, and the repayment schedule. The allowance is estimated for each portfolio based on an assessment of various factors such as historical delinquency rate, size, and other risk characteristics of the portfolio.

The Group writes off loans receivable with a corresponding reduction of the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.11 Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Property and equipment is depreciated at rates sufficient to write off its costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Category	Estimated useful lives
Furniture, fixtures and equipment	3-5 years
Motor vehicles	4 years
Leasehold improvement	Over the shorter of the expected useful life or the lease term

Repairs and maintenance costs are charged to operating expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the other operating income or expenses of the consolidated statements of operations and comprehensive loss.

2.12 Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the purchase method. Since its incorporation, the Group adopted ASC 805, Business Combinations. Following the purchase method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

2.13 Intangible assets, net

Intangible assets purchased are recognized and measured at cost upon acquisition.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.13 Intangible assets, net - continued

Following the initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The identifiable intangible assets acquired are amortized on a straight-line basis over the respective useful lives as follows:

The identifiable intangible assets	Amortization Years
Software	5
Trademarks	10 to 15
Platform	5
Land use right	50

2.14 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisition of Truck Alliance in 2017 and there has been no change to the carrying amount of the goodwill since then. Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if any indication of impairment exists.

Under U.S. GAAP, the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. If the Group chooses to apply a qualitative assessment first, it starts the goodwill impairment test by assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group determines that it is more likely than not the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. On January 1, 2019, the Group early adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, which allows the Group to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Application of a goodwill impairment test requires significant management judgments, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.15 Investments in equity investees

The Group’s investments in equity investees consist of investments in equity securities without readily determinable fair values and equity method investments in privately-held companies.

The Group has elected to measure the investments in equity securities without readily determinable fair values at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in net income. At each reporting period end, the Group will make a qualitative assessment considering impairment indicators to evaluate whether any of these investments is impaired. If the assessment indicates that

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.15 Investments in equity investees - continued

the fair value of an investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss.

The Group accounts for common stock or common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher represents significant influence. Under the equity method, the Group’s shares of the post-acquisition profits or losses of the investees are recognized in the consolidated statements of operations and comprehensive loss and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s shares of losses in an investee equals or exceeds its carrying amount of the investment in the investee, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the investee or is otherwise committed to provide further financial support for the investee. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

The Group recorded impairment loss amounting to nil and RMB22,030 for investments in equity investees for the years ended December 31, 2019 and 2020, respectively (See note 10).

2.16 Other non-current assets

Other non-current assets mainly consist of long-term prepayments for land use right, an office building and equity investment in a private company.

2.17 Fair value measurement

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it transacts and considers assumptions that market participants use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value guidance describes three main approaches to measure the fair value of assets and liabilities: market approach, income approach and cost approach.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.17 Fair value measurement - continued

The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.18 Revenue recognition

The Group derives its revenues principally from shippers’ and truckers’ use of the Group’s platforms in connection with freight matching services and value-added services.

The Group adopted ASC 606, Revenue from Contracts with Customers, for all periods. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances and discount.

VAT are included in revenue on a gross basis as the Group determines that it is the principal of VAT in the PRC, based on the fact that the Group is primarily responsible for fulfilling the promise to pay VAT, which equals the sales amount multiplied by the applicable VAT rate, as a seller of services under PRC Value Added Tax Provisional Regulations and the Pilot Implementation Measures for the Reform of Business Tax to Value-added Tax. The Group is subject to penalty or any other actions taken by tax authorities if it does not pay VAT assessed on its sales activities timely.

For the years ended December 31, 2019 and 2020, RMB1,359 million and RMB1,434 million of VAT are included in net revenues, respectively, the majority of which was generated from freight brokerage services.

Freight listing services

The Group charges the shippers membership fees for posting orders on the Group’s platform. Membership fee is prepaid by shippers registered on the Group’s platform for activating their rights of making orders on the platform. Revenue from membership fee is recognized on a straight-line basis over the term of the membership period or based on the number of orders posted depending on the specific terms in membership agreements.

Freight brokerage services

The Group provides freight brokerage services to shippers registered on its platform, assisting the shippers to identify appropriate truckers and enabling truckers to receive and fulfill on-demand requests from shippers. As a freight broker, the Group enters into a shipping contract with the shipper and a contract with a trucker matched by the platform or designated by the shipper, as the case may be, to fulfill the shipping order.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18 Revenue recognition - continued

Freight brokerage services - continued

The Group concludes that it acts as an agent in the provision of shipping services as it is not responsible for fulfilling the promise to provide the shipping services, nor does the Group have the ability to control the related services. Specifically, the Group does not have the ability to control the shipping services provided by truckers due to: (i) the Group does not pre-purchase or otherwise obtain control of the truckers’ services prior to their transfer to the shippers; (ii) the Group does not guarantee a shipping order could be taken by a trucker; (iii) the Group cannot direct the truckers to accept, decline or disregard a shipping order. The service fee earned by the Group is the difference between the amount paid by the shipper and the amount earned by the trucker, which are both fixed at the time a transaction is entered into. The revenue is recognized on a net basis at the point of fulfillment of the shipping order as this is when control of the services provided by the Group is transferred to the shipper, considering the shipper has the right to cancel the shipping order at any point as long as the cancellation is agreed by the trucker with no payment to the Group, and the Group would need to reperform substantially all the activities completed prior to the cancellation if it is to fulfill the remaining performance obligation to the shipper, and the fulfillment of a shipping order generally takes no greater than three days.

Transaction commission

From August 2020, the Group started charging commissions from truckers when they take orders originating from certain cities. The commission fee charged for an order is computed based on the shipping fee of such shipping order. The commission is recognized as revenue when the trucker takes the order as this is the point in time the Group completes its matching service.

Credit solutions

The Group provides loans using its own fund or through the consolidated trusts to the shippers and truckers registered on the Group’s platform to cater to their essential needs and increase their stickiness and engagement on the Group’s platform. The Group recognizes the fees and interests charged to the borrowers as “credit solutions revenue” over the lifetime of the loans using the effective interest method.

The Group also facilitates loans to the shippers and truckers registered on its platform for certain institutional funding partners. For loans facilitated by the Group, the Group may provide guarantee services to its institutional funding partners whereby in the event of default, the institutional funding partners are entitled to receive unpaid interest and principal from the Group. The loans receivable balance subject to the guarantee services of the Group as of December 31, 2019 and 2020 was RMB 127 million and RMB 45 million. Given that the Group effectively takes on all of the credit risk of the borrowers and are compensated by the service fees charged, the guarantee is deemed as a service and the guarantee exposure is recognized as a stand-ready obligation in accordance with ASC 460, Guarantees.

The Group determines that both the institutional funding partners and the borrowers are its customers pursuant to the contractual terms among the Group, the borrowers and the institutional funding partners. For each loan facilitated on the platform, the Group considers the loan facilitation service, post origination service and guarantee service it provides as separate performance obligations because they are distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services are separately identifiable from one another in the contracts.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18 Revenue recognition - continued

Credit solutions - continued

The Group determines the total transaction price to be the service fees chargeable from the borrowers and the institutional funding partners.

The Group first allocates the transaction price to the fair value of guarantee liabilities, if any, in accordance with ASC 460, and then allocates the remaining considerations to the loan facilitation services and post origination services based on their relative standalone selling prices. As the Group does not have observable standalone selling price information for the loan facilitation services or post origination services, or direct observable standalone selling prices for similar services in the market, the Group uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services for transaction price allocation. In estimating its standalone selling prices for the loan facilitation services and post origination services, the Group considers various factors including the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market factors.

For each type of service, the Group recognizes revenue when the service is rendered. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partner and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post origination services are recognized on a straight-line basis over the term of the underlying loans as the post-origination services including payment reminder calls and collection services are a series of distinct services that are provided to the institutional funding partners over the term of the underlying loans. Revenues from guarantee services are recognized at the expiry of the guarantee term. For the years ended December 31, 2019 and 2020, revenue from guarantee services was immaterial.

Other value-added services

Other services provided by the Group mainly comprise agency services provided to insurance companies, highway authorities, gas station operators and automakers and dealers in their businesses to meet various needs of shippers and truckers. Revenue is recognized when service is rendered.

Multiple performance obligations

When certain service contracts are combined as one arrangement for revenue recognition purposes and the entire arrangement contains more than one performance obligation, the Group allocates the total transaction price to each performance obligation in an amount based on the relative standalone selling prices of the promised services underlying each performance obligation. In these instances, as the Group frequently sells each type of service with observable standalone selling prices, the observable standalone sales are used to determine the standalone selling price of each performance obligation.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18 Revenue recognition - continued

Disaggregation of revenues

For the years ended December 31, 2019 and 2020, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by revenue streams and timing of transfer of services were as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Freight matching services(1)	1,769,756	1,947,016
Freight brokerage-satisfied at a point of time	1,292,496	1,365,207
Freight listings-satisfied over time	477,260	538,665
Transaction commission-satisfied at a point of time	—	43,144

Value-added services(1)	703,305	633,804
Credit solutions-satisfied over time	484,904	472,841
Other value-added services-satisfied at a point of time	218,401	160,963

Total net revenues	2,473,061	2,580,820

(1)

RMB1,320 million and RMB39 million of net revenues were attributable to VAT for freight matching services and value-added services for the year ended December 31, 2019 and RMB1,398 million and RMB36 million of net revenues were attributable to VAT for freight matching services and value-added services for the year ended December 31, 2020, respectively. The VAT for freight matching services is primarily related to VAT incurred for freight brokerage services, which is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered.

Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.18 Revenue recognition - continued

Contract balances - continued

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly related to the freight listing services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months. The contract liabilities of the Group as of December 31, 2019 and 2020 are listed in the table below.

	As of December 31,
	2019	2020
	RMB	RMB
Contract balances
Freight listings	195,340	315,761
Others	66,406	4,163

Total	261,746	319,924

As of December 31, 2019 and 2020, the amount of guarantee liabilities related to loan guarantee services was immaterial.

Practical expedients and exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

2.19 Cost of revenues

Cost of revenues primarily consists of VAT, related tax surcharges and other tax costs, net of the VAT refund from government authorities, payroll and related expenses for employees involved in operating the Group’s platforms, technology service fee, and commission fee paid to third party payment platform as well as funding costs related to credit solution services.

VAT cost is primarily related to freight brokerage services, and is assessed based on the total transaction price with the shipper, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The Group operates its freight brokerage business with the road transportation license obtained from the government, which requires the Group to pay VAT at a rate of approximately 9% pursuant to the relevant VAT regulations for transportation service segment. The Group receives partial VAT refunds from local financial bureaus as an incentive for developing the local economy and business, which is recorded as a reduction of the VAT cost.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.19 Cost of revenues - continued

Gross amount of VAT and the refund amount requested from local financial bureaus included in cost of revenues are as the following:

	Years ended December 31,
	2019	2020
	RMB	RMB
Gross VAT	1,813,946	1,832,598
Less: VAT refund	(860,746)	(938,689)

VAT, net	953,200	893,909

2.20 Sales and marketing expenses

Selling and marketing expenses consist of advertising expenses, payroll and related expenses for employees involved in selling and marketing functions and amortization of trademarks. The advertising and marketing expenses amounted to RMB 77,267 and RMB 57,296 for the years ended December 31, 2019 and 2020, respectively.

2.21 Research and development expenses

Research and development expenses primarily consist of technology infrastructure expenses related to research and development activities, payroll and related expenses for employees involved in platform development and internal-use system support, charges for the usage of the server and computer equipment in relation to the research and development activities.

2.22 General and Administrative expenses

General and administrative expenses primarily consist of compensation costs for executive management and administrative employees, daily operating expenses and allowance for doubtful accounts.

2.23 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing group are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing group are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the leasing periods.

2.24 Share-based compensation

The Group accounts for share options granted to employees and directors as a lability award or an equity award in accordance with ASC 718, Stock Compensation.

Options granted generally vest upon satisfaction of service conditions over the following several years. They are measured at the grant date and recognized as compensation cost over the vesting periods, with the corresponding credit recorded as additional paid-in capital (“APIC”). Certain options are subject to an exercisability clause

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.24 Share-based compensation - continued

where employees can only exercise vested options upon the occurrence of the public trading of the Company’s ordinary shares, which substantially creates a performance condition. The Group has not recorded any compensation expense for such options as the satisfaction of the performance condition is considered improbable.

According to ASC 718, a change in any of the terms or conditions of equity-based awards shall be accounted for as a modification of the award. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified. For vested options, the Group would recognize incremental compensation cost on the date of modification and for unvested options, the Group would recognize, prospectively and over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award.

Options or similar instruments on shares are classified as liabilities instead of equity if either of the following conditions is met: the underlying shares are classified as liabilities; or the options or similar instruments must be settled in cash or the grantee can require the entity to settle in cash.

The Group measures a liability award under a share-based payment arrangement based on the award’s fair value remeasured at each reporting date until the date of settlement. Compensation costs for each period until settlement are based on the change in the fair value of the instrument at each reporting date.

2.25 Loss per share

Basic loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method of computing earnings per share, whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share net income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss of the Group.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares, share options and restricted shares, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options and restricted shares is computed using the treasury stock method.

2.26 Government grants

Government grants include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for operating business in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. Cash subsidies are included in other operating income and recognized when received.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.27 Taxation

The Group is subject to value-added taxes at the rate of 6%, 9%, 10%, 13% or 16% in PRC. The value-added tax payable is the balance of the taxes the Group is liable for, which is primarily incurred for freight brokerage services and assessed based on the total shipping transaction price, including the freight charge paid to the trucker (for which the Group is an agent) and the platform service fee earned by the Group. The VAT taxes are also from the Group’s sales of other goods or services and primarily levied on the sales price the Group charges for such goods or services at applicable rates. Deductible input taxes that reduce the tax payable are from the Group’s purchases of goods or services and based on the cost and expenses the Group incurs at their applicable rates. The VAT balances are recorded in prepayments and other assets or other tax payable on the consolidated balance sheets.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statement, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of the enactment of the change.

2.28 Segment reporting

The Group uses management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographic information is presented.

2.29 Comprehensive loss

Comprehensive loss is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss is reported in the consolidated statement of operations and comprehensive loss. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheet consists of accumulated foreign currency translation adjustments.

2.30 Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about lease arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES - continued

2.30 Recent accounting pronouncements - continued

for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In 2020, the FASB issued ASU 2020-05 to amend the effective date for ASU 2016-02 to be fiscal year beginning after December 1, 2021 for non-issuers. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption of this ASU and expects changes to its consolidated balance sheets for the recognition of the existing and additional leases entered into in the future.

In June 2016, the FASB issued ASU 2016-13, Financial Instrument—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein for non-issuers. The Group is in the process of evaluating the impact on its consolidated financial statement upon adoption.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. For private companies, the ASU is effective for fiscal years beginning after December 15, 2020. The Group does not expect the adoption of this ASU has a significant impact on its consolidated financial statements.

2.31 Convenience translation

The Group’s business is primarily conducted in China and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheet, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250 representing the noon buying rate set forth in the H.10 statistical release of the U.S as of December 31, 2020.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

3.	DISCONTINUED OPERATIONS

In 2019, management decided to permanently terminate the oil commodity division, which carried out normal purchases and normal sales of oil, due to a strategic shift. As of June 30, 2020 all the contracts had been executed and the division had ceased operation. The assets held by the division were immaterial and have been used for other businesses of the Group.

	For the years ended December 31,
	2019	2020
	RMB	RMB
Gross revenues	2,377,610	55,476
Cost of revenues and other operating expenses	(2,359,600)	(55,024)

Net income from discontinued operations, net of tax of nil	18,010	452

4.	FAIR VALUE MEASUREMENTS

The Group’s financial instruments include cash and cash equivalent, restricted cash, receivables, short-term investments, prepayments and other current assets, payables, short-term loans, amounts due from and due to related parties, liability award in accrued expenses and other current liabilities. The carrying amounts of these short-term financial instruments approximate their fair value due to their short-term nature and the interest rates of short-term time deposits and loans are comparable to prevailing interest rates in the market.

As of December 31, 2019 and 2020, the time deposits included in the short-term investments are with original maturities of longer than three months but less than one year. The carrying amount of the time deposits was approximately the fair value as their interest rates are comparable to the prevailing interest rates in the market.

As of December 31, 2020, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured at a fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

As of December 31, 2020	Fair Value Measurement at Reporting Date Using
Description	Fair Value as of December 31	Quoted Prices in Active Markets for Identical Assets(Level 1)	Significant Other Observable Inputs(Level2)	Significant Unobservable Inputs (Level3)
	RMB	RMB	RMB	RMB
Exchange traded fund products	331,092	331,092	—	—
Wealth management products	18,000	—	18,000	—
Foreign currency forward contracts	11,798	—	11,798	—

The fair value of wealth management products are the suggested redemption price provided by the investment bank that sells such financial products. The fair value of foreign currency forward contracts, which are accounted for as derivatives and included in other current assets, is estimated based on risk-free interest rate (per annum) and market forward exchange rate. They are observable and market-based inputs but not quoted prices in active markets for identical assets. The total gain recognized for change in fair values is RMB 18,140 for the year ended December 31, 2020.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

4.	FAIR VALUE MEASUREMENTS - continued

During the second quarter of 2019, the Group recorded an impairment loss of RMB 710 million in relation to loans provided to a private company based on an analysis of the financial condition of the entity. The Group estimated the fair value of the loans based on estimated future cash flows and recorded the impairment accordingly. (See note 8)

The Group determines the fair values of stock options classified as liabilities with the assistance of a third party valuation firm. Key assumptions used in determining the fair values of stock options include expected volatility, risk-free interest rate (per annum), exercise multiples, and fair values of underlying ordinary shares. (See note 19)

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include future performance projections, discount rate and other assumptions that are significant to the measure of fair value. An impairment charge to these investments is recorded when the carry amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group’s equity investments without readily determinable fair values, which do not qualify for NAV practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative under ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities, (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus and minus changes resulting from observable price changes in orderly transactions for identical or similar investments.

Certain non-financial assets are measured at fair value on a nonrecurring basis, including property and equipment, goodwill and intangible assets and they are recorded at fair value only when impairment is recognized by applying unobservable inputs such as forecasted financial performance, discount rate, and other assumptions to the discounted cash flow valuation methodology. During the years ended December 31, 2019 and 2020, the Group did not recognize any impairment of property and equipment, goodwill and intangible assets.

5.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Time deposits	6,311,697	8,382,103
Trading securities	—	349,092

Total Short-term investments	6,311,697	8,731,195

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and the related bad debt provision as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Trade Receivable	87,830	97,902
Less: bad debt provision	(62,087)	(63,173)

Total Accounts receivable, net	25,743	34,729

Movement of bad debt provision for accounts receivable is as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of year	(10,397)	(62,087)
Provisions for doubtful accounts	(53,312)	(7,504)
Write-off	1,622	6,418

Balance at end of year	(62,087)	(63,173)

In the years ended December 31, 2019 and 2020, the Group recorded RMB 53 million and RMB 8 million of allowance for doubtful accounts, respectively, including a one-off bad debt provision of RMB 40 million for a value added service customer made in 2019, due to the payment dispute caused by the customer’s change of management. The Group performs ongoing credit evaluation of its customers, and assesses allowance for doubtful accounts based on the aging of receivables and factors surrounding the credit risk of specific customers.

7.	LOANS RECEIVABLE, NET

The Group provides loans using its own fund or through the consolidated trusts to the shippers and truckers through its mobile and website platforms. The annual interest rate ranges from 20%~36% and the credit period is less than one year. Interest on loans receivable is accrued and credited to revenue as earned. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

The following table presents loan principal and accrued interests as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Loans receivable	1,580,736	1,354,358
Less: allowance for loan losses	(92,641)	(40,401)

Loans receivable, net	1,488,095	1,313,957

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

7.	LOANS RECEIVABLE, NET - continued

The following table presents the aging of loans as of December 31, 2019 and 2020:

	0-30 days past due	31-60 days past due	Over 60 days past due	Total amount past due	Current	Total loans
December 31, 2019 (RMB)	20,627	13,870	72,677	107,174	1,473,562	1,580,736
December 31, 2020 (RMB)	16,137	6,755	24,182	47,074	1,307,284	1,354,358

Movement of allowance for loan losses is as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of year	(19,998)	(92,641)
Provision for loan losses	(127,790)	(94,160)
Write-off	55,147	146,400

Balance at end of year	(92,641)	(40,401)

Loans receivable is recorded as receivable, reduced by an allowance for estimated losses as of the balance sheet date. The Group does not record any interest revenue on an accrual basis for the loans that are past due for more than 90 days. As of December 31, 2019 and 2020, the nonaccrual loan principal (those over 90 calendar days past due excluding loans that were over 180 days past due and therefore charged off) was RMB 30.3 million and RMB 14.8 million, respectively and the net nonaccrual loan principle after deducting the provision was RMB 0.9 million and RMB 0.4 million, respectively. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in our judgment, will continue to make periodic principal and interest payments as scheduled. The Company determines a loan’s past due status by the number of days that have elapsed since a borrower has failed to make a contractual loan payment.

In the years ended December 31, 2019 and 2020, the Group recorded RMB 128 million and RMB 94 million of provision net with recoveries to loans receivables, respectively. The allowance for loan losses is determined at a level the Group believes to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date, primarily based on the Group’s historical delinquency rate, days past due and other risk characteristics on a portfolio basis.

The Group writes off the loans receivables that are past due for more than 180 days as they are not considered collectible based on the Group’s historical experiences.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2019	2020
	RMB	RMB
VAT receivable(1)	169,377	241,814
Funds receivable from third party payment channels	63,597	115,241
Interest receivable	57,364	29,820
Advances to suppliers	79,048	12,500
Deposits mainly for value added service	18,393	8,585
Loans to a third party company(2)	120,000	—
Others	37,909	48,842

Total	545,688	456,802

(1)	VAT receivable represents the VAT refund from local governments to incentivize the freight brokerage service.
(2)

In 2018 and the first half of 2019, the Group made loans amounting to RMB 830 million to a private company in assisting the company with its cash needs for daily operation, business restructuring and development of new business model. During the second quarter of 2019, the Group recorded an impairment loss of RMB 710 million based on estimated future cash flows considering the unsuccessful new business model and the financial condition of the private company. The entity ceased its operation subsequently. The remaining RMB120 million was collected in 2020.

9.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2019	2020
	RMB	RMB
Furniture, fixtures and equipment	53,918	51,101
Motor vehicles	9,149	7,603
Leasehold improvement	40,739	42,523
Construction in progress	3,464	3,464

Total cost	107,270	104,691
Less: Accumulated depreciation	(55,912)	(65,707)

Property and equipment, net	51,358	38,984

Depreciation expenses related to property and equipment were RMB 26,234 and RMB 16,622 for the years ended December 31, 2019 and 2020, respectively.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

10.	INVESTMENTS IN EQUITY INVESTEES

The following table summarizes the Group’s balances of investment in equity investees:

	As of December 31,
	2019	2020
	RMB	RMB
Equity Investments without Readily Determinable Fair Value
Plus Corp (“Plus”)(1)	460,959	460,959
Jiayibingding (Beijing) E-commerce Limited (“JYBD”)(2)	280,000	280,000
Guangzhou Huitouche Information Technology Co., Ltd (“Huitouche”)(3)	99,000	—
Others	69,906	69,906
Equity Method Investments(4)	75,394	64,340

Total Investment	985,259	875,205

(1)

Plus: Plus is a technology company devoted to autonomous vehicle development. In June 2018, the Group acquired 322,768,350 preferred shares of Plus and a warrant to purchase 69,787,575 preferred shares at US$ 0.2866 per share for a three-year period, with an aggregate cash consideration of RMB 461 million. The preferred shares acquired represent 30% equity interest of Plus. In November 2020, Plus increased the registered capital and brought in two new investors, whose investments diluted the Company’s shareholding to 26%. According to the Article of the Associate of Plus, certain preferred shares held by the Group are entitled to 4 votes per share. The Group, therefore, has voting rights of 64.38% and 60.37% as of December 31, 2019 and 2020, respectively. However, the Group has no control over Plus as it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for its investment in Plus as an equity investment without readily determinable fair value.

(2)

JYBD: JYBD is an E-commerce platform for selling products related to vehicle maintenance and modification. In June 2018, the Group acquired preferred shares of JYBD with a cash consideration of RMB 250 million. In September 2019, the Group further invested RMB30 million in JYBD’s preferred shares. As of December 31, 2019 and 2020, the preferred shares held by the Group represent 23.7% equity interest of JYBD. As the preferred shares are not in substance common stock due to the liquidation preference and other preferential rights and have no readily determinable fair value, the Group has accounted for it as an equity investment without readily determinable fair value.

(3)

Huitouche: Huitouche mainly provides the intra-city logistic services. In June 2019, the Group acquired preferred shares of Huitouche with an aggregate cash consideration of RMB 99 million. The preferred shares acquired represented 35% equity interest of Huitouche. As the preferred shares were not in substance common stock due to the liquidation preference and other preferential rights and had no readily determinable fair value, the Group accounted for it as an equity investment without readily determinable fair value.

In the second quarter of 2020, an impairment loss of RMB 22 million was recorded due to the lower projected cash flows caused by the fierce competition in the intra-city logistic industry, based on a valuation performed with the assistance of a third party valuation firm.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

10.	INVESTMENTS IN EQUITY INVESTEES - continued

In August 2020, the Group acquired the remaining equity interest of Huitouche with a cash consideration of RMB 32,500. Huitouche has become a 100% owned subsidiary of the Group since then. The acquisition was accounted for as a business combination.

The transaction cost for the acquisition was immaterial. The financial results of Huitouche have been included in the Group’s consolidated financial statements for the period subsequent to its acquisition. Proforma information is not presented for the acquisition as the impact to the consolidated financial statements is not material.

The Group determined the total purchase price and the allocation of the purchase price as of the date of acquisition as follows, with the assistance of an independent valuation firm:

Amount
RMB
Net assets acquired (including cash and cash equivalents of RMB 14,772)	6,589
Intangible assets:
Trademark with an estimated useful life of 10 years	22,000
Platform with an estimated useful life of 5 years	2,000
Goodwill	84,881
Deferred tax liabilities	(6,000)

Total	109,470

Amount
RMB
Total purchase price is comprised of:
Additional cash consideration paid in 2020	32,500
Fair value of equity interest in preferred shares previously acquired	76,970

109,470

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

(4)

Equity method investments primarily includes an investment in a holding company incorporated in Cayman Island, which is to invest in a logistic company in Brazil. The Group acquired 60.7% equity interest of the holding company with a cash consideration of RMB 57 million. The Group has significant influence but no control over the holding company as all the significant operating and financing decisions require approval of both shareholders of the holding company.

See note 18 for considerations that were still payable for investments in equity investees as of December 31, 2019, and 2020.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

11.	INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Software	21,824	27,723
Trademarks	554,000	576,000
Platform	22,000	24,000
Less: Accumulated amortization	(89,467)	(136,444)

Intangible assets, net	508,357	491,279

Amortization expenses related to intangible assets were RMB 44,474 and RMB 47,047 for the years ended December 31, 2019 and 2020, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Future amortization expenses
RMB
2021	44,702
2022	44,640
2023	43,852
2024	42,859
2025	41,415
Thereafter	273,811

Total	491,279

12.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayment for a new equity investment	90,000	100,000
Prepayment for an office building	—	43,000
Deposits	4,000	4,000
Prepayment for land use rights	20,875	—

Total	114,875	147,000

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

13.	SHORT-TERM LOANS

	As of December 31,
	2019	2020
	RMB	RMB
Short-term borrowing—banks	500,000	—

Total	500,000	—

In 2019, the Group entered into an aggregate RMB 500,000 of bank loan contracts with several banks and the loans were repaid in 2020. The weighted average interest rates of the short-term borrowings were 4.55% and 4.39%, respectively, resulting in interest expenses of RMB 39,996 and RMB 8,367 for the years ended December 31, 2019 and 2020, respectively.

Financial information related to short-term loans is set forth in the following table:

	As of December 31,
	2019	2020
	RMB	RMB
Beginning balance	514,410	500,000
Additions	1,216,469	—
Repayments	(1,230,879)	(500,000)

Short-term Borrowing	500,000	—

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Advance from shippers and truckers(1)	274,203	411,577
Payables for repurchase of ordinary shares and share options from employees	—	273,790
Salaries and welfare payables	150,789	174,142
Deposit from truckers for value added service	41,438	47,251
Others	52,756	34,882

Total	519,186	941,642

(1)	Representing the refundable prepayments from shippers and truckers for future shipping arrangements under freight brokerage services and value-added services.

15.	MEZZANINE EQUITY

As of December 31, 2020, the Group issued in total of 15 billion shares of redeemable convertible preferred stock (“Series A Preferred Shares”) as presented in the following table. The Series A-1 to Series A-4 preferred shares were issued as part of the purchase consideration to acquire Truck Alliance in December 2017. The Series

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

15.	MEZZANINE EQUITY - continued

A-5 to Series A-12 preferred shares represent preferred shares issued by the Company prior to the acquisition of Truck Alliance.

Series	Average Issue Price per Share	Issuance Date	Shares Issued at issuance date	Issued and Outstanding shares as of December 31, 2020	Proceeds from Issuance, net of issuance cost	Accretion of interest	Modification of Mezzanine equity	Repurchase of preferred shares	Carrying Amount	Carrying Amount
	USD				USD	USD	USD	USD	USD	RMB
A-1	0.03386	06/05/2015	1,139,355,179	949,479,433	119,697	—	—	(19,948)	99,749	652,569
A-2	0.09305	07/08/2015	214,928,417	204,934,452	29,062	—	—	(1,351)	27,711	181,288
A-3	0.09305	20/07/2016	376,124,692	358,930,419	50,859	—	—	(2,325)	48,534	317,515
A-4	0.16048	27/04/2017	1,431,243,120	1,425,011,610	243,899	54,684	—	(1,300)	297,283	1,944,423
A-5	0.00009	27/03/2014	724,612,240	687,241,088	65	20	—	(5)	80	475
A-5	0.00001	15/05/2018	48,936,447	48,936,447	9,616	—	—	—	9,616	61,048
A-6	0.00578	09/06/2014	397,653,060	397,653,060	2,300	690	—	—	2,990	18,168
A-7	0.02608	27/01/2015	695,016,200	695,016,200	18,128	5,438	—	—	23,566	147,107
A-8	0.07651	21/07/2015	392,106,200	392,106,200	30,000	9,000	—	—	39,000	243,267
A-9	0.10862	23/07/2016	303,819,062	303,819,062	33,000	9,900	—	—	42,900	285,797
A-10	0.13207	23/12/2016	272,591,789	272,591,789	36,000	10,800	—	—	46,800	321,456
A-10	0.15550	27/12/2017	3,154,996	3,154,996	491	51	—	—	542	3,543
A-11	0.16015	17/03/2017	249,759,201	249,759,201	40,000	12,000	—	—	52,000	354,536
A-12	0.16588	19/09/2017	429,972,942	429,972,942	71,325	21,398	—	—	92,723	607,391
A-13	0.16048	30/10/2018	186,944,757	186,944,757	30,000	9,000	—	—	39,000	270,955
A-14	0.16048	04/01/2018	281,297,804	281,297,804	45,141	13,542	—	—	58,683	384,127
A-15	0.36740	15/05/2018	5,204,626,301	5,204,626,301	1,900,668	573,655	8,346	—	2,482,669	15,906,186
A-16	0.57436	19/11/2020	2,942,381,074	2,942,381,074	1,689,511	9,963	—	—	1,699,474	11,146,236

Total			15,294,523,481	15,033,856,835	4,349,762	730,141	8,346	(24,929)	5,063,320	32,846,087

The rights, preferences and privileges of the redeemable convertible preferred stock are as follows:

Voting

Subject to the provisions of the Fifth Amended and Restated Memorandum and Articles of the Group in 2020, the ordinary shares of the Group have been re-classified into class A (“Class A”) ordinary shares and class B (“Class B”) ordinary shares and at all general meetings of the Group: (a) each Class A ordinary share shall be entitled to one vote and each Class B ordinary share shall be entitled to thirty votes on as-converted basis held by such shareholder at general meetings of the Group. (b) as long as shares of preferred stock are outstanding, the Group must obtain approval from the requisite shareholders (the holders of at least two-thirds of the voting power of the outstanding shares including 60% of outstanding preferred shareholder and group CEO) of the then outstanding shares on the following matters: any amendment of the memorandum of association or articles of association or similar constitutional documents of the Group; any alteration or changes to the rights, preferences and privileges of preferred shares; any liquidation, dissolution or winding up of the Group or any filing by or against the Group for the appointment of a receiver, liquidator, administrator or other form of external manager; any merger, amalgamation, consolidation or other business combination involving the Group or spinoff or any similar transaction involving the Group; any change in the equity ownership of key subsidiaries or amendment or termination or waiver of any rights under the control agreements signed between WFOEs and VIEs; any change of the authorized number of shares of preferred stock and common stock; the creation, authorization or issuance of any class or series of securities or any other equity securities of the Group, excluding (a) any issuance of

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

15.	MEZZANINE EQUITY - continued

Voting - continued

Class A ordinary shares upon conversion of the preferred shares or the Class B ordinary shares, (b) the issuance of Class A ordinary shares by the Group pursuant to the ESOP Plan and (c) any issuance of shares at each subsequent closing under the subscription agreement; any repurchase or redemption of any shares, other than those pursuant to, and in accordance with (i) the ESOP, (ii) the repurchase transaction approved in the shareholder meeting; and (iii) redemption right under memorandum article; any repurchase or redemption of any shares other than pursuant to an ESOP; any initial public offering of shares of any company of the Group and the determination of the listing venue, timing and valuation and any other material terms of such offering; any change in the total number of directors of the Board appointed by the preferred shareholders; sale of all or substantially all of the assets of the Group companies or any change of control; any alteration, changing or cessation in Group’s principal business or any material change to the scope or nature of the principal business, or cessation of any business line of the principal business; any agreement with any holder or prospective holder of any shares of the Group that would allow such holder or prospective holder to demand registration of its shares of the Group; and entering into any understanding, arrangement or agreement in respect of any of the foregoing matters.

Dividends

No dividend, whether in cash, in property or in shares of the Group, shall be paid on any other classes of shares, unless and until a preferential dividend in cash is paid in full on each preferred share in advance.

Each holder of the Series A Preferred Shares shall be entitled to receive, out of any funds legally available therefor, non-cumulative annual dividends at the simple rate of eight percent per annum of the Series A original purchase price for each of its Series A Preferred Shares calculated from the applicable date on which the Group received the full subscription price for such Series A Preferred Share from such holder of the Series A Preferred Shares. Such dividends on Series A Preferred Shares shall be payable if, as and when declared by the Board.

The sequence of dividend right of all Series A Preferred Shares was as follows: (1) the holders of the Series A-16 Preferred Shares on parity with each other and on a pro rata basis for the dividend amount; (2) the holders of the Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the dividend amount; (3) the holders of the Series A Preferred Shares other than the Series A-16 and Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the dividend amount.

After the holders of the preferred shares have received their priority dividends, the holders of the Preferred Shares shall also be entitled to participate pro rata (on an as-converted basis) together with the holders of all classes of ordinary shares in any dividends set aside for or paid to in any fiscal year the holders of all classes of ordinary shares.

Conversion

The holders of the preferred shares are entitled with the following rights to the conversion of such preferred shares into Class A ordinary shares:

a)	Optional Conversion:

Each holder of the preferred shares is entitled to convert any or all of its preferred shares at any time, without the payment of any additional consideration, into such number of fully paid and non-assessable Class A ordinary

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

15.	MEZZANINE EQUITY - continued

Conversion - continued

a)	Optional Conversion: - continued

shares per preferred shares, determined as follows. The number of Class A ordinary shares to which a holder shall be entitled upon conversion of any preferred shares shall be the quotient of the applicable original purchase price divided by the then-effective respective conversion price. The initial conversion price of the preferred shares shall be equal to the applicable original purchase price. For the avoidance of doubt, the initial conversion ratio for preferred shares to Class A ordinary shares shall be 1:1, subject to anti-dilution adjustments of the conversion price, provided that the preferred shares shall not be less than the par value of the Class A ordinary shares. Such conversion shall be effected by the redemption of the preferred shares each at the applicable original purchase price, and the application of the proceeds thereof in consideration for the issue to the relevant holder of the appropriate number of Class A ordinary shares at the preferred shares. All rights incidental to the preferred shares (including but not limited to rights to any declared but unpaid dividends) shall terminate automatically upon any conversion of such preferred shares into Class A ordinary shares.

b)	Automatic Conversion:

Each preferred share shall automatically be converted into the appropriate number of fully-paid, non-assessable Class A ordinary shares at the then-effective conversion price upon the earlier of: (a) immediately prior to the closing of a qualified IPO, or (b) the written consents of majority preferred holders. Any automatic conversion of preferred shares shall be effected automatically by the redemption of the requisite number of preferred shares and the issuance of the appropriate number of Class A ordinary shares at the then-effective conversion price. In the event of an automatic conversion of the preferred shares, all outstanding preferred shares shall be converted automatically without any further action by the preferred shares and whether or not the certificates representing such preferred shares are surrendered to the Group or its transfer agent in respect of such class or series of preferred shares.

Redemption

At any time after the failure by the Group to complete a Qualified IPO on or before December 31, 2023, each holder of the preferred shares may, by written request to the Group, require that the Group redeem any or all of the outstanding preferred shares held by such holders thereof. The Qualified IPO is an IPO on a Qualified Exchange based on a pre-money valuation of the Group implying a per share price of the Group’s shares as-converted basis of not less than (i) 130% of the Series A-16 original purchase price, if such IPO is consummated on or before June 30, 2022; or (ii) 150% of the Series A-16 original purchase price, if such IPO is consummated after June 30, 2022, and that will bring net offering proceeds to the Group, after deduction of underwriting discounts and registration expenses, of at least US$1,000,000.

If the general meeting of the Group has approved the Group to carry out an IPO and the pre-money valuation of the Group of such IPO may not meet the Group’s pre-money valuation standard of the Group on Qualified IPO, each holder of the Series A-16 Preferred Shares who does not vote for such IPO in the general meeting shall have the right to request the Group to redeem any or all of its outstanding Series A-16 Preferred Shares. Besides, at any time after any material breach or violation by the Group of any of its obligations in shareholders’ agreement and if such breach or violation is incapable of cure or, certain A-15 investors may, by written request to the Group, require that the Group redeems any or all of the outstanding shares of the Group held by such holders thereof.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

15.	MEZZANINE EQUITY - continued

Redemption - continued

The redemption price for each of the redemption shares redeemed shall be equal to (i) one hundred and thirty percent (130%) of the applicable original purchase price, plus all dividends declared but unpaid (in case that redemption shares are not the Series A-16 Preferred Shares); or (ii) the Series A-16 original purchase price, plus an amount equal to a simple rate of 10% per annum for the Series A-16 original purchase price, calculated for a period of time commencing from the date on which the consideration for such redemption shares are fully paid to the Group pursuant to the subscription agreement and ending on the date that the one hundred percent(100%) of the original purchase price is paid in full by the Group, which in total shall be no more than one hundred and thirty percent (130%) of the Series A-16 original purchase price, plus all dividends declared but unpaid (in the case that the Redemption Shares are the Series A-16 Preferred Shares).

Liquidation

Upon any liquidation, dissolution or winding up of the Group, whether voluntary or involuntary, the holders of Series A Preferred Shares are entitled to receive, prior to any distribution to the holders of Class A ordinary shares, an amount equal to one hundred percent (100%) of the Series A original purchase price for each Series A preferred share (the “preferred liquidation amount”) plus thirty percent (30%) of the Series A original purchase price for each Series A preferred share, and plus any declared but unpaid dividends thereon (total called the “preference amount”).

In the event insufficient funds are available to pay in full the preference amount in respect of each preferred shareholder, the sequence of liquidation right of all Series A Preferred Shares was as follows: (1) the holders of the Series A-16 Preferred Shares on parity with each other and on a pro rata basis for the preferred liquidation amount; (2) the holders of the Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the preferred liquidation amount; (3) the holders of the Series A Preferred Shares other than the Series A-16 and Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the preferred liquidation amount; (4) the holders of the Series A-16 Preferred Shares on parity with each other and on a pro rata basis for the difference between the preference amount and the preferred liquidation amount; (5) the holders of the Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the difference between the preference amount and the preferred liquidation amount; and (6) the holders of the Series A Preferred Shares other than the Series A-16 and Series A-15 Preferred Shares on parity with each other and on a pro rata basis for the difference between the preference amount and the preferred liquidation amount. After distribution or payment in full of the Series A preference amount, the remaining assets of the Group available for distribution shall be distributed ratably among all the shareholders in proportion to the number of the outstanding Class A ordinary shares held by them calculated on an as-converted basis.

Notwithstanding any provision to the contrary above, if the Group’s total valuation implies a per share price of the Group’s shares on as-converted basis of no less than 150% of the Series A-16 original purchase price in any liquidation event, then all proceeds resulting from such liquidation event shall be distributed ratably among the shareholders, according to the number of the Class A ordinary shares held by such holder calculated on an as-converted basis.

Accounting for the Preferred Shares

The Group has classified the preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. The holders of the preferred shares have a

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

15.	MEZZANINE EQUITY - continued

Accounting for the Preferred Shares - continued

redemption right and liquidation preference and will not receive the same amount of consideration upon the occurrence of the conditional event as the all classes of ordinary shareholders would. The Group recorded the initial carrying amount of the preferred shares with its issuance price, which approximated the issuance date fair value, after the reduction of the issuance cost. The Group uses interest method to accrete the carrying value of the preferred shares to their maximum redemption price as if redemption were to occur at the end of the reporting period. The change in redemption value is recorded as deemed dividend, and charged against retained earnings, or in the absence of retained earnings, against APIC.

In November 2020, the Group issued 2,942,381,074 Series A-16 Preferred Shares (with par value of US$ 0.00001) at US$0.5744 per share for an aggregate purchase price of US$ 1,690,000 to a group of investors. The Group recorded RMB 11,081,037 as the initial carrying amount of the preferred shares, after the reduction of the issuance cost of RMB 3,216. The Group uses interest method to accrete the carrying value of the Series A-16 Preferred Shares by RMB 65,199 for the year ended December 31, 2020.

In connection with the issuance of Series A-16 Preferred Shares, the Company and other Series A Preferred Shares investors agreed to modify certain terms related to shareholders’ rights , such as the postponed redemption date and the increased equity value threshold that would trigger the loss of preferred shareholders’ liquidation preference. As these changes in terms related to the preferred shareholders’ rights represented a modification as opposed to an extinguishment of preferred shares, the Company recorded the increase of RMB 54, 887 in fair value of preferred shares as a result of this modification as a deemed dividend.

The Group did not identify any derivatives embedded in the preferred shares that were subject to bifurcation and fair value accounting. The Group also determined that there was no beneficial conversion feature attributable to the preferred shares, as the effective conversion price was not less than the fair value of ordinary shares on the respective commitment date.

Subscription receivables

In November 2020, the Group entered into a loan agreement with a shareholder (the “Debtor”). The principal amount of the loan agreement is RMB 1,310,140 (USD 200 million) with five years maturity period. The interest rate of the loan is 1% annually from the second anniversary of the loan origination date. The Debtor pledged 398,507,891 Series A-5 Preferred Shares to the Group as collateral. If the Debtor fails to fully repay the loan and all interest accrued on or before the maturity date, the Group shall be entitled to enforce the pledged shares by selling such shares at their market price to any third parties and apply the proceeds against the debt owed by the Debtor to the Group; if the originally pledged shares are insufficient to cover the total amount of the outstanding loan and interest accrued, the Debtor shall pledge additional shares it held to the Group, so that the fair value of pledged shares is not lower than the total amount of the outstanding loan and interest accrued. This transaction is accounted for as an equity transaction with a shareholder with no impact on the Company’s net income, that is, a repurchase of the Debtor’s preferred shares by the Company concurrently with a reissuance of the same shares to the Debtor for a subscription receivable. Therefore, the loan amount is recorded in a contra mezzanine equity account, subscription receivable.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

16.	ORDINARY SHARES

In March 2019, the Company repurchased 95,671,420 ordinary shares of a key employee of the Group through offsetting a loan receivable of RMB110,619 from him. The repurchase resulted in a reduction of ordinary shares by RMB 7 and a reduction of APIC by RMB 110,612. As the repurchase price is lower than the fair value of ordinary share as of the repurchase date, no additional compensation expenses were resulted from this repurchase.

To facilitate the exit of certain key employees of Truck Alliance, in 2019 and 2020, the Company repurchased in total of 249,609,797 and 190,527,542 ordinary shares from these employees with an aggregate consideration of RMB 642,782 and RMB 489,391 respectively. These repurchases resulted in a reduction of ordinary shares by RMB 16 and RMB 12 a reduction of APIC by RMB 401,503 and RMB 376,820 and compensation expenses of RMB 241,263 and RMB 112,558 in 2019 and 2020, respectively. The compensation expenses were computed as the excess of the repurchase prices over the fair values of the ordinary shares repurchased from the management members as of respective repurchase dates.

In 2019 and 2020, 16,222,028 and 106,422,541 ordinary shares of employees obtained through exercise of options were repurchased by the Company for tax purposes with an aggregate consideration of RMB 41,701 and RMB 385,270 respectively. The repurchase resulted in a reduction of ordinary shares by RMB 1 and RMB 7, a reduction of APIC by RMB 31,072 and RMB 268,052 and compensation expenses of RMB 10,628 and RMB 117,211 in 2019 and 2020, respectively. The compensation expenses were computed as the excess of the repurchase price over the fair value of the ordinary shares repurchased as of the respective repurchase dates.

In November 2020, the shareholders and board of directors of the Company passed unanimously written resolutions to reclassify and re-designate the Company’s authorized ordinary shares into: (i) 33,562,015,467 Class A Ordinary Shares, and (ii) 963,610,653 Class B Ordinary Shares. Each ordinary share directly or indirectly held by Full Load Logistics Information Co. Ltd has been re-designated to one Class B ordinary Share with a par value of US$ 0.00001 and each ordinary share held by other shareholders has been re-designated into one Class A ordinary Share with a par value of US$ 0.0001. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, however, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to thirty votes on an as-converted basis held by shareholders at general meeting.

17.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Companies incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profits tax at a rate of 16.5% since January 1, 2010. Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong have been introduced to a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

17.	INCOME TAXES - continued

China

On March 16, 2007, the National People’s Congress of the PRC introduced a Corporate Income Tax Law (“CIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. Certain enterprises will benefit from a preferential tax rate of 15% under the CIT Law if they qualify as high and new technology enterprises (“HNTE”).

Withholding tax on undistributed dividends

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE).The Group did not record any dividend withholding tax, as its FIEs have not had any retained earnings.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of its research and development expenses in determining its tax assessable profits for the year. The additional tax deduction amount of the research and development expenses has been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018.

Loss by tax jurisdictions:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Net loss (income) from PRC operations	995,145	(145,611)
Net loss from non-PRC operations	561,198	3,597,207

Total net loss before tax	1,556,343	3,451,596

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

17.	INCOME TAXES - continued

Withholding tax on undistributed dividends - continued

The current and deferred portion of income tax expenses included in the consolidated statements of operations and comprehensive loss are as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Current tax expenses	9,663	31,844
Deferred tax benefits	(24,339)	(12,508)

Income tax (benefit) expense	(14,676)	19,336

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019 and 2020 are as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
PRC statutory tax rate	25.00%	25.00%
Effect of different tax rates of subsidiaries operating in other jurisdictions	2.31%	0.89%
Preferential tax rates and local tax exemptions	(0.45%)	(0.22%)
Expenses/losses not deductible for tax purposes	(9.63%)	(0.71%)
Research and development expenses super deduction	3.30%	2.00%
Compensation cost in relation to ordinary shares and options	(11.37%)	(26.95%)
Effect of change of valuation allowance	(8.22%)	(0.57%)

Effective tax rate	0.94%	(0.56%)

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

17.	INCOME TAXES - continued

Deferred tax assets and deferred tax liabilities

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
- Advertising and business promotion expenditure	21,271	11,676
- Impairment loss	177,583	182,876
- Allowance for doubtful accounts	22,165	24,026
- Loan loss provision	16,917	23,207
- Accrued expense	31,986	2,309
- Net operating loss carry forwards	473,432	521,022
- Others	1,163	1,204
Less: valuation allowance	(727,508)	(747,354)

Net deferred tax assets	17,009	18,966

Deferred tax liabilities
- Identifiable intangible assets from business combination	123,333	118,783

Total deferred tax liabilities	123,333	118,783

Movement of valuation allowance

	For the years ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	599,633	727,508
Addition	127,875	19,846

Total	727,508	747,354

As of December 31, 2019 and 2020, the Group had net operating loss carry forwards of approximately RMB 1,893 million and RMB 2,084 million, which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC, respectively. The loss expired of approximately nil and RMB35 million during the years ended December 31, 2019 and 2020, respectively. The remaining loss carry forwards will expire during the period from 2021 to 2025.

The Group believes that for most of its entities, it is more likely than not that the net accumulated operating losses and other deferred tax assets will not be utilized in the future based on an evaluation of a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods. Therefore, the Group provided a valuation allowances of RMB 728 million and RMB 747 million for these entities’ deferred tax assets as of December 31, 2019 and 2020, respectively.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019 and 2020, respectively:

Related Party	Relationship with the Group
JYBD	An affiliate of the Group
Euclidean	An entity controlled by management founder of an affiliate of the Group
Sigma	An entity controlled by management founder of an affiliate of the Group
Plus	An affiliate of the Group
Hangzhou Yinghuo Internet Technology Limited (Yinghuo)	An entity over which management has a significant influence
Horgos Yinghuo Management Consulting Co., Ltd. (Horgos)	An entity over which management has a significant influence
Champion	An affiliate of the Group
Dai WJ Holding limited (DWJ)	An entity controlled by a management shareholder of the Group
Liu XF Holdings Limited (LXF)	An entity controlled by a management shareholder of the Group
Tang TG Holdings Limited (TTG)	An entity controlled by a management shareholder of the Group
Luo P Holdings Limited (LP)	An entity controlled by a management shareholder of the Group
SVF Bumble (Cayman) Limited (SVF)	A shareholder of Champion
Others	Executives of the Group

For the years ended December 31, 2019 and 2020, services provided to the related parties were RMB 2,235 and RMB 10,333, respectively:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Value-added service revenue from JYBD	—	9,434
Value-added service revenue from Horgos	—	899
Value-added service revenue from Yinghuo	2,235	—

Total	2,235	10,333

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

18.	RELATED PARTY TRANSACTIONS - continued

The Group had the following balances with the major related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Current assets:
Loan to SVF	20,059	—
Loan to Euclidean	14,650	—
Loan to Sigma	14,650	—
Service fee receivable from Yinghuo	1,130	—

Total	50,489	—

In April 2019, the Group provided a loan of RMB 14,650 to Euclidean and Sigma, respectively. The interest rate of such loans are 1% per annum. In November 2019, the Group provided an interest-free loan of RMB 20,059 to SVF. All these loans were repaid in 2020.

As of December 31, 2019 and 2020, amounts due to related parties were RMB 111,465 and RMB 172,779, respectively, and details are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Current liabilities:
Consideration payable for repurchase of ordinary shares and options from executives of the Group	—	77,556
Consideration payable for repurchase of ordinary shares from DWJ .	19,778	61,726
Consideration payable for repurchase of ordinary shares from LXF	9,889	16,414
Consideration payable for repurchase of ordinary shares from Euclidean	—	8,156
Consideration payable for repurchase of ordinary shares from Sigma	—	8,156
Consideration payable for equity investment in Plus	771	771
Consideration payable for repurchase of ordinary shares from LP	36,826	—
Consideration payable for equity investment in Champion	19,312	—
Consideration payable for equity investment in JYBD	15,000	—
Consideration payable for repurchase of ordinary shares from TTG	9,889	—

Total	111,465	172,779

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

19.	SHARE-BASED COMPENSATION

In January 2015, the Company adopted the 2015 Incentive Compensation Plan (“2015 Plan”), which permits the grant of share options, restricted share units and other equity incentives to employees and directors of the Company. 2015 Plan administrator is the board of directors. The board may also authorize one or more officers to grant awards under the plan. The Company authorized 398,831,942 ordinary shares for issuance under the 2015 Plan and granted in total of 337,706,292 share options. The options granted expire in ten years from the date of grant.

In November 2018, the Company adopted the 2018 Incentive Compensation Plan (“2018 Plan”), which was further amended and restated in April 2020 and December 2020, respectively. The Company authorized 2,636,675,056 ordinary shares for issuance under the 2018 Plan and granted in total of 655,550,249 and 1,935,868,649 share options as of December 31, 2019 and 2020, respectively. The options granted expire in ten years from the date of grant.

Employee options:

•	Options classified as liability

Prior to the acquisition of Truck Alliance, under the 2015 Plan, options to purchase up to 228,034,872 ordinary shares of the Company were issued to the Company’s directors and employees. Generally, the options vest over a four-year service period. Pursuant to the option agreements, the grantees are entitled to sell to the Company each vested option, for a price equal to 80% of the placing price per share of the latest private placement upon termination of employment. As the Company can be required to settle the options by transferring cash upon a contingent event within the control of grantees, the options are classified as liability and are accounted for at fair value until the settlement of such options upon exercising. Upon exercising of vested options, the unsettled liabilities of the vested options immediately prior to exercising was reclassed to ordinary shares and APIC.

In December 2018, the exercise price of all the options classified as liability changed from US$ 0.01 per share to US$ 0.00001 per share. The modification of exercise price was reflected in the subsequent valuation of liabilities.

In September 2020, the Company modified the repurchase term of the options classified as liability. After the modification, the grantees’ right to require the Company to repurchase the options was removed and instead, the Company has the right to repurchase the options upon termination of employment at the price equal to 80% of the placing price per share of the latest private placement or 5% of net assets based on the latest audited financial statements, whichever is lower. Considering it is not probable that the Company will exercise the right and prevent the grantees from bearing the risks and rewards for a reasonable period of time from the date the option is exercised or the share is issued, the modified awards are accounted for as equity awards from the date of the modification. The fair value measured after the modification is recognized on a straight-line basis over the remaining requisite service period for unvested options and the unsettled liability of RMB 20,695 as of the modification date was reclassed to APIC.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Employee options: - continued

The following table summarized the activities of the Group’s share options classified as liability:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2019	89,840,646	0.00001	18,812
Exercised	(49,814,073)	0.00001	—

Outstanding at December 31, 2019	40,026,573	0.00001	10,350

Exercised	(23,391,140)	0.00001	—
Reclassified as equity	(16,635,433)	0.00001	5,110

Outstanding at December 31, 2020	—	—	—

Exercisable at December 31, 2020	—	—	—

The liabilities of RMB 102 million and RMB 49 million were settled for the years ended December 31, 2019 and 2020, respectively.

•	Options classified as equity

Options classified as equity generally vest over four-year service period.

In December 2017, upon the acquisition of Truck Alliance, the Company issued 291,277,872 options to prior employees of Truck Alliance. These options vest over a service period of one to four years. In addition, the grantees can only exercise vested options upon the occurrence of the underlying ordinary shares becoming listed securities, which substantially creates a performance condition that is considered improbable to meet. Therefore, the Group has not recognized any stock-based compensation expenses for such options.

In December 2018, the exercise price of 14,000,000 options classified as equity was changed from US$ 0.01 to US$ 0.00001. The incremental cost of RMB 199 for vested options was recognized as compensation expenses immediately and the incremental cost of RMB 762 for unvested options will be recognized over the remaining vesting period.

In June 2020, the Group modified 93,472,356 options granted to an executive officer. After the modification, the IPO performance condition was removed and the options were exercised immediately. This was an improbable to probable modification and therefore accounted for as a new award under the modified terms. The compensation cost was recognized based on the fair value of the modified options on the modification date. This modification resulted in compensation expenses of RMB 188,552 in 2020.

In September 2020, the Group further removed the IPO performance condition for 21,178,199 options granted to employees. The compensation expenses are recognized based on the fair value of the options on the modification date. The fair value of unvested options will be recognized on a straight-line basis over the remaining requisite service period. The fair value of vested options totalled RMB 43,420 was recognized as compensation expenses upon the modification.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Employee options: - continued

From July to December 2020, the Group granted 1,280,318,400 options to employees under the 2018 plan, subject to a three to five years’ service condition, of which 1,001,398,129 options vested immediately on the grant date.

In December 2020, the Group repurchased 3,694,402 unvested share options with a total consideration of RMB 13,863 for tax purposes. The repurchase resulted in compensation costs in general and administrative expenses with an amount of RMB 6,251, which included both the remaining unrecognized compensation based on the grant date fair value and additional compensation as a result of the repurchase price in excess of the fair value of the early vested option on the repurchase date.

The following table summarized the activities of the Group’s share options classified as equity:

	Number of options	Weighted average exercise price	Weighted average remaining contract life	Weighted average grant date fair value	Aggregate intrinsic value
		US$		US$	US$
Outstanding at January 1, 2019	783,767,283	0.000007	9.58	0.1663	164,115
Exercised	(259,488,640)	0.000010		0.2094
Forfeited	(32,646,486)	—		0.0890

Outstanding at December 31, 2019	491,632,156	0.000007	8.43	0.1486	127,133

Granted	1,280,318,400	0.000010		0.3825
Exercised	(1,355,081,638)	0.000010		0.3547
Forfeited	(11,357,252)	0.000001		0.1144
Repurchased	(3,694,402)	0.000010		0.3266

Reclassified as equity	16,635,433	0.000010		0.3071

Outstanding at December 31, 2020	418,452,697	0.000007	8.56	0.2569	165,035

Vested and expected to vest	418,452,697	0.000007	8.56	0.2569	165,035

Exercisable at December 31, 2020	62,190,984	0.000010	8.73	0.3075	24,528

As of December 31, 2020, there was RMB 429 million of unrecognized compensation costs related to unvested options classified as equity, which is expected to be recognized over a weighted-average period of 3.2 years.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Employee options: - continued

The Group applies the binomial option pricing model in determining the fair value of stock options. The key assumptions used to determine the fair value of the options in 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020
Expected volatility	34.2%~35.9%	35.9%~39.3%
Risk-free interest rate (per annum)	1.67%~2.46%	0.30%~1.04%
Exercise multiples	2.8	2.8
Expected dividend yield	0.00%	0.00%
Fair value of underlying ordinary shares	$0.216~0.259	$0.261~0.395
Fair value of share option	$0.293~0.305	$0.294~0.395

The Group estimated expected volatility by reference to the historical price volatilities of ordinary shares of comparable companies over a period close to the contract term of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. government bonds as at each valuation date with a maturity period close to the contract term of options. The exercise multiple was estimated based on empirical research on typical employee stock option exercising behaviour. The dividend yield was estimated as zero based on the plan to retain profit for corporate expansion and no dividend will be distributed in the near future. The Group determined the fair value of ordinary shares underlying each share option grant based on estimated equity value and allocation of it to each element of its capital structure. The assumptions used in share-based compensation expenses recognition represent the Group’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period.

For the years ended December 31, 2019 and 2020, share-based compensation expenses of RMB 434,817 and RMB 3,428,914 were recognized in connection with options granted, respectively.

As of December 31, 2019 and 2020, share-based compensation of RMB122,297 and RMB69,971 would be recognized immediately if the IPO condition had been met, respectively.

Restricted share

On October 19, 2018, the Group granted 34,022,775 restricted shares to each of the two founder of an equity investee, Plus. The restricted shares vest over the following four years. The estimated fair value on the grant date of each restricted share was US$ 0.1965.

Restricted shares granted are measured based on the fair value of the Company’s ordinary share on the grant date. Compensation expenses are recognized on a straight-line basis over the requisite service period. In November 2020, the Group modified the term and the grantee was entitled to early vest all the restricted shares. The unrecognized compensation expenses amounting to RMB40,040 related to the previously unvested restricted shares as of the modification date was recognized immediately upon the modification.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

19.	SHARE-BASED COMPENSATION - continued

Restricted share - continued

In November 2020, the Company repurchased all the vested 68,045,550 ordinary shares at US$0.3674 per share with a total consideration of RMB166,260. As the repurchase price was lower than the fair value of ordinary share as of the repurchase date, no additional compensation expenses were resulted from this repurchase.

The following table summarized the Group’s restricted share activities:

	Number of restricted share units	Weighted average grant date fair value
		USD
Unvested at January 1, 2019	68,045,550	0.1965
Vested	(17,011,388)	0.1965
Unvested at December 31, 2019	51,034,162	0.1965
Vested	(51,034,162)	0.1965

Unvested at December 31, 2020	—	—

Total share- based compensation expenses recognized for these restricted shares in 2019 and 2020 were RMB 21 million and RMB 57 million, respectively.

Share-based compensation for all share options and restricted shares

The Group recorded share based compensation expense of RMB455,634 and RMB3,486,307 for the years ended December 31, 2019 and 2020, respectively, which were classified in the accompanying consolidated statements of operations and comprehensive loss as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB
General and administrative expenses	455,634	3,341,145
Selling and marketing expense	—	94,640
Research and development expense	—	42,680
Cost of revenues	—	7,842

Total	455,634	3,486,307

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

20.	LOSS PER SHARE

Loss per share is computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Numerator
Net loss available to Full Truck Alliance Co. Ltd. from continuing operations	(1,541,660)	(3,470,924)
Net income available to Full Truck Alliance Co. Ltd. from discontinued operations	18,010	452
Net loss available to Full Truck Alliance Co. Ltd	(1,523,650)	(3,470,472)
Deemed dividend	—	(120,086)
Net loss available to ordinary shareholders—basic and diluted	(1,523,650)	(3,590,558)

Denominator
Weighted average number of ordinary shares outstanding—basic and diluted	3,299,723,079	3,423,687,654
Basic and diluted loss per share-continuing operations	(0.47)	(1.05)
Basic and diluted earnings per share-discontinued operations	0.01	0.00
Basic and diluted loss per share	(0.46)	(1.05)

As a result of the Group’s net loss for the years ended December 31, 2019 and 2020, the numbers of the Company’s preferred shares, share options and restricted shares outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2019	2020
	RMB	RMB
Convertible redeemable preferred shares	12,091,475,761	15,033,856,835
Share options	531,658,729	418,452,697
Restricted shares	51,034,162	—

Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary share and Class B ordinary share.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

21.	EMPLOYEE BENEFIT

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Group incurred for the plan were RMB 158,181 and RMB 80,152 for the years ended December 31, 2019 and 2020, respectively, which are recorded in expenses based on the function of employees.

22.	RISKS AND CONCENTRATIONS

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and short-term investments. The Group places its cash and cash equivalents, restricted cash and short-term investments with financial institutions with high-credit ratings and quality.

Foreign currency risk

RMB is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents and restricted cash of the Group included an aggregated amounts of RMB 2,979,572 and RMB 2,789,813 as of December 31, 2019 and 2020, respectively.

23.	RESTRICTED NET ASSETS

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Group’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Company’s subsidiaries, VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless such reserve has reached 50% of their respective registered capital. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, APIC and the statutory reserves of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of December 31, 2019 and 2020, the total of restricted net assets was RMB 9,982,095 and RMB 10,653,119, respectively.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

24.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has leased office premises under operating lease agreements for the periods from 2021 to 2025. Future minimum lease payments for non-cancellable operating leases are as follows:

As of December 31, 2020
RMB
2021	7,513
2022	4,320
2023	4,320
2024	4,320
2025	4,320

24,793

Rental expenses amounted to RMB 24,766 and RMB 28,997 for the years ended December 31, 2019 and 2020, respectively. Rental expenses are charged to the consolidated statements of operations and comprehensive loss when incurred.

Contingencies

The Group is subject to a number of legal or administrative proceedings that generally arise in the ordinary course of its business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

25.	RESTATEMENT OF THE FINANCIAL STATEMENTS

Subsequent to the issuance of the Group’s 2019 consolidated financial statements, the Group identified an error in its consolidated statement of cash flows. The Group determined that RMB223,222 of cash paid to repurchase ordinary shares in excess of fair value that should be cash outflows for operating activities, was improperly included in cash paid for repurchase of ordinary shares in financing activities. As a result, the Group’s previously reported cash flows from operating activities and financing activities were corrected from amounts previously reported in the accompanying consolidated statement of cash flows for the year ended December 31, 2019. The adjustment represents a misstatement in the presentation of the Group’s cash flows and has no impact on the Group’s results of operations or financial position for the year ended December 31, 2019.

The following table summarizes the effects of the correction on the consolidated statement of cash flows for the year ended December 31, 2019:

	As previously reported	Adjustment	As corrected
	RMB	RMB	RMB
Net cash used in operating activities	(700,743)	(223,222)	(923,965)
Net cash provided by financing activities	1,470,003	223,222	1,693,225

26.	SUBSEQUENT EVENT

The subsequent events were evaluated through May 27, 2021, which is the issuance date of the audited consolidated financial statements.

FULL TRUCK ALLIANCE CO. LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data and otherwise noted)

26.	SUBSEQUENT EVENT - continued

On January 27, 2021, the Company repurchased a total of 10,000,000 ordinary shares (with par value of US$0.00001 per share) from DWJ Partner Limited at US$ 0.3674 per share for an aggregate purchase price of US$ 3,674. The repurchase price is below the fair value of ordinary shares at transaction date.

In February 2021, the Group exercised the warrants to purchase 69,787,575 preferred shares of Plus at US$0.2866 per share with an aggregate cash consideration of USD20 million, and then Plus issued 115,763,072 preferred shares, which diluted the Company’s shareholding to 29.63% and voting rights to 61.96%. In April 2021, Plus further issued 297,123,115 preferred shares, which diluted the Company’s shareholding to 24.40% and voting rights to 55.53%. As (i) the Group has no control over Plus because it has no control over the board of directors that makes all significant decisions in relation to the operating and financing activities of Plus; and (ii) the preferred shares held by the Group are not in substance common stock and have no readily determinable fair value, it continues accounting for its investments in Plus as equity investment without readily determinable fair value.

On March 31, 2021, the Group granted 8,450,942 options to employees under the 2018 plan, which vest immediately on the grant date or over four-year service period. The fair value of the options granted is US$0.993 per share. The total compensation expenses to be recognized are RMB54,756.

The Group changed the VIE directly controlled by the WFOE, FTA Information, from Guiyang Huochebang to a newly established PRC entity, Guizhou FTA Logistics Technology Co., Ltd, or Guizhou FTA. In March 2021, certain senior officers of the Group established Guizhou FTA. As directed by FTA Information, Guizhou FTA acquired 100% of equity interest in Guiyang Huochebang for a nominal price from the shareholders of Guiyang Huochebang pursuant to the contractual arrangements between FTA Information and the shareholders of Guiyang Huochebang, and FTA Information gained control over Guizhou FTA through a series of VIE contractual arrangements. Guiyang Huochebang, as a wholly owned subsidiary of Guizhou FTA, continues to hold the licenses required to operate its business following such transactions.

On April 1, 2021, the Group granted 16,149,768 options to management under the 2018 plan, which will vest over a four-year service period. The fair values of the options granted is US$0.993 per share. The total compensation expenses to be recognized are RMB104,640.

On April 15, 2021, the Group entered into a share purchase agreement in the form of warrant with Sinopec Capital Co., Ltd (“Sinopec”), upon the completion of necessary registration and approval for outbound investment by Sinopec, Sinopec is obliged to purchase 104,463,233 Series A-16 preferred shares prior to the consummation of the IPO, or the number of Class A ordinary shares into which such number of Series A-16 preferred shares would have been converted immediately prior to this offering upon or after the IPO, at US$0.5744 per share for an aggregate purchase price of US$60,000.

In April 2021, the Company’s board of directors approved to repurchase up to US$1.0 billion worth of Class A ordinary shares and/or preferred shares at US$0.98644260 per share from 14th April to the date that no later than two business days prior to the filing of the Company’s preliminary prospectus relating to the IPO.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

FULL TRUCK ALLIANCE CO. LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(Amounts in thousands, except share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	693,676	7,025,967	1,076,777
Short-term investments	4,358,361	6,270,302	960,966
Amounts due from related parties	49,359	—	—
Prepayments and other current assets	36,488	13,762	2,109

Total current assets	5,137,884	13,310,031	2,039,852
Investment in and amount due from subsidiaries/VIEs	9,006,518	9,675,404	1,482,820
Long-term investments	533,647	522,672	80,103

Total non-current assets	9,540,165	10,198,076	1,562,923

TOTAL ASSETS	14,678,049	23,508,107	3,602,775

LIABILITIES
Amounts due to related parties	96,465	172,779	26,480
Accrued expenses and other current liabilities	28,316	283,524	43,452

TOTAL LIABILITIES	124,781	456,303	69,932
MEZZANINE EQUITY	21,644,964	31,535,947	4,833,095
SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US$0.00001 par value, 37,468,007,195 and 33,562,015,467 shares authorized, 3,417,044,082 and 3,517,944,736 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	226	233	35
Class B Ordinary shares (US$0.00001 par value, nil and 963,610,653 shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	—	63	10
Additional paid-in capital	1,232,948	3,809,060	583,764
Accumulated other comprehensive income	1,570,464	1,072,307	164,338
Accumulated deficit	(9,895,334)	(13,365,806)	(2,048,399)

TOTAL SHAREHOLDERS’ DEFICIT	(7,091,696)	(8,484,143)	(1,300,252)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	14,678,049	23,508,107	3,602,775

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

FULL TRUCK ALLIANCE CO. LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data)

	Years ended December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Cost and operating expenses	(712,108)	(3,729,055)	(571,503)
Interest income	176,925	93,897	14,391
Equity in losses of equity investees	(1,444)	(10,975)	(1,682)
Equity in (loss) income of subsidiaries, VIEs and VIEs’ subsidiaries	(987,023)	175,661	26,921

Net loss attributable to Full Truck Alliance Co. Ltd.	(1,523,650)	(3,470,472)	(531,873)

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax of nil	89,399	(498,157)	(76,346)

Total comprehensive loss attributable to Full Truck Alliance Co. Ltd.	(1,434,251)	(3,968,629)	(608,219)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

FULL TRUCK ALLIANCE CO. LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	Years ended December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Cash flows from operating activities:
Net loss attribute to ordinary shareholders	(1,523,650)	(3,470,472)	(531,873)
Adjustments to reconcile net loss to net cash used in operating activities
Equity in income (loss) of subsidiaries, VIEs and VIEs’ subsidiaries	987,023	(175,661)	(26,921)
Share-based compensation	455,634	3,254,335	498,749
Modification of share options	—	231,972	35,551
Equity in earnings of unconsolidated investees	1,444	10,975	1,682
Changes in operating assets and liabilities:
Prepayments and other current assets	849	22,727	3,483
Amounts due to related parties	28,669	22,242	3,409
Accrued expenses and other current liabilities	—	91,377	14,004

Net cash used in operating activities	(50,031)	(12,505)	(1,916)
Cash flows from investing activities:
Purchases of short-term investments	(4,404,601)	(6,766,468)	(1,037,007)
Maturity of short-term investments	3,107,061	4,638,930	710,947
Payment for investment in equity investees	(75,739)	(19,312)	(2,960)
Loans to related parties	(48,458)	(63,482)	(9,729)
Repayment of loans from related parties	—	109,792	16,826
Investment in subsidiaries and VIEs	(91,803)	(493,225)	(75,588)

Net cash used in investing activities	(1,513,540)	(2,593,765)	(397,511)
Cash flows from financing activities:
Cash paid for ordinary shares repurchase	(384,880)	(557,836)	(85,492)
Proceeds from exercise of share options	—	87	13
Proceeds from issuance of convertible redeemable preferred shares, net of issuance cost	1,672,415	11,081,037	1,698,243
Loan to a shareholder pledged by preferred shares	—	(1,310,140)	(200,788)

Net cash provided by financing activities	1,287,535	9,213,148	1,411,976
Effect of exchange rate changes on cash and cash equivalents	36,656	(274,587)	(42,082)
Net (decrease) increase in cash and cash equivalents	(239,380)	6,332,291	970,467
Cash and cash equivalents, beginning of the year	933,056	693,676	106,310

Cash and cash equivalents, end of the year	693,676	7,025,967	1,076,777

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

FINANCIAL STATEMENTS SCHEDULE I

FULL TRUCK ALLIANCE CO. LTD.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of condensed consolidated net assets as of the end of the most recently completed fiscal year. The Company does not include financial information as to the changes in equity as such financial information is the same as the consolidated statements of changes in shareholders’ equity.

2)

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. For the parent company, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIE’s profit or loss as “Equity in losses of subsidiaries, VIEs and VIEs’ subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE in investment in and amount due from subsidiaries and VIEs even though the parent company is not obligated to provide continuing support or fund losses.

3)	For the years ended December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, or guarantees of the Company.

4)

Subsequent to the issuance of the Company’s 2019 Schedule I, the Company identified an error in its condensed statement of cash flows included in Schedule I. The Company determined that RMB223,222 of cash paid to repurchase of ordinary shares in excess of fair value that should be cash outflows for operating activities, was improperly included in cash paid for repurchase of ordinary shares in financing activities. As a result, the Company’s previously reported cash flows from operating activities and financing activities were corrected from amounts previously reported in the Schedule I for the year ended December 31, 2019. The adjustment represents a misstatement in the presentation of the Company’s cash flows and has no impact on the Company’s results of operations or financial position for the year ended December 31, 2019.

The following table summarizes the effects of the correction on the Schedule I for the year ended December 31, 2019:

	As previously reported	Adjustment	As corrected
	RMB	RMB	RMB
Net cash used in operating activities	173,191	(223,222)	(50,031)
Net cash provided by financing activities	1,064,313	223,222	1,287,535

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each director or officer of the registrant shall be indemnified out of the assets and profits of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts unless such actions, costs, charges, losses, damages and expenses arise from dishonesty or fraud which may attach to such directors or officers.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2018. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Preferred Shares

On May 18, 2018, we issued an aggregate of 281,297,804 Series A-14 preferred shares to a total of eight investors in exchange for the same number of their ordinary shares purchased from certain of our then existing shareholders. These investors were Tencent Mobility Limited, All-Stars SP VI Limited, Genesis Capital I LP, Eastern Bell V Investment Limited, Hillhouse TRK-III Holdings Limited, Teng Yue Partners RDLT, LP, Champion Elite Global Limited, and GC GEM Co-investment Limited.

From June 1, 2018 to January 25, 2019, we sold an aggregate of 5,204,626,301 Series A-15 preferred shares to a total of 37 investors at a purchase price per share of US$0.36740095 for an aggregate purchase price of US$1,912,184,651. These investors were SVF Truck (Singapore) Pte. Ltd., Propitious Morningstar Limited, China Internet Investment Fund (Limited Partnership), Kite Holdings, LLC, CapitalG LP, Scottish Mortgage Investment Trust plc, WF ASIAN RECONNAISSANCE FUND LIMITED, GSR VENTURES VI (SINGAPORE) PTE. LTD., Shanghai Shengjia Xinlue Investment Center LLP, Best Will Project Company Limited, DYNAMIC MOVE INVESTMENTS LIMITED, Super Trolley Investment Limited, Super Mini Investment Limited, Super Kar Investment Limited, Super Van Investment Limited, Super Truck Investment Limited, LIGHTSPEED VENTURE PARTNERS SELECT II, L.P., Tencent Mobility Limited, SCC GROWTH IV 2018-H, L.P., All-Stars SP VIII Limited, All-Stars PESP II Limited, Genesis Capital I LP, Eastern Bell

International II Limited, Hillhouse TRK-III Holdings Limited, Teng Yue Partners Master Fund, LP, Teng Yue Partners RDLT, LP, IFC CATALYST FUND, LP, IFC GLOBAL EMERGING MARKETS FUND OF FUNDS, LP, Capital Champion Holdings Limited, Xiang He Fund I, L.P., GGV Capital VI L.P., GGV Capital VI Entrepreneurs Fund L.P., Full Load Logistics Information Co., Ltd, Jade Orchid Limited, Rose World Capital Limited, North Land Global Limited, and Woodbury Capital Management Limited.

On June 1, 2018, we issued 48,936,447 Series A-5 preferred shares to Truck Work Logistics Information Co. Ltd at par value of US$0.00001 for an aggregate purchase price of US$489 in connection with the Series A-15 preferred share issuance.

On October 30, 2018, we issued 186,944,757 shares of Series A-13 preferred shares to Guiyang Venture Capital Co., Ltd.at a per share price of US$0.16048 pursuant to an early agreement we entered into with Guiyang Venture Capital Co., Ltd.

From November 17, 2020 to December 4, 2020, we sold an aggregate of 2,942,381,074 Series A-16 preferred shares to a total of 22 investors at a purchase price per share of US$0.57436476 for an aggregate purchase price of US$1,689,999,999.85. These investors were SVF Truck (Singapore) Pte. Ltd., SEQUOIA CAPITAL GLOBAL GROWTH FUND III—2020-B, L.P., SEQUOIA CAPITAL GLOBAL GROWTH FUND III—ENDURANCE PARTNERS, L.P., SCEP Master Fund, Titanium Growth Investment Limited (formerly Permira PGO1 SPV Limited), Fidelity China Special Situations PLC, Fidelity Investment Funds, Fidelity Funds, Quilter Investors OEIC, ERI-BayernInvest-Fonds Aktien Asien, Scottish Mortgage Investment Trust plc, Xiang He Fund II, L.P., Xiang He Fund Gamma L.P., Lightspeed Opportunity Fund, L.P., Racing Sports Limited, Hillhouse TRK-III Holdings Limited, All-Stars PEIISP IV Limited, CMC Scania II Limited, GGV VII INVESTMENTS PTE. LTD., GGV VII PLUS INVESTMENTS PTE. LTD., GGV (FT) LLC and Morespark Limited.

Ordinary Shares

On June 1, 2018, we issued an aggregate of 73,510,543 ordinary shares to Full Load Logistics Information Co., Ltd and Luo P Holdings Limited at par value of US$0.00001 for an aggregate purchase price of US$735 in connection with the Series A-15 preferred share issuance.

Acquisitions

On December 3, 2018 and January 22, 2019, we issued an aggregate of 68,045,550 ordinary shares subject to certain restrictions to Euclidean Investment LLC and Sigma Point Investment LLC in connection with our acquisition of shares in a company.

Warrant

On April 15, 2021, we issued a warrant to Sinopec Capital Co., Ltd., or Sinopec. Pursuant to the warrant, Sinopec agreed to purchase, upon completion of the necessary filing with and/or obtaining approval from the relevant governmental authorities, an aggregate of (i) 104,463,233 Series A-16 preferred shares, if the exercise of the warrant occurs prior to the completion of this offering, or (ii) the number of Class A ordinary shares into which such number of Series A-16 preferred shares would have been converted immediately prior to this offering, assuming that such Series A-16 preferred shares were issued prior to this offering, if the exercise of the warrant occurs upon or after the completion of this offering, in each case, at a per share exercise price of US$0.57436476.

Share Incentive Plan-related issuance

We adopted a share incentive plan in November 2018, which was amended and restated in April 2020 and December 2020, or the 2018 Plan. The 2018 Plan allows us to grant options, restricted shares, restricted share units and other equity awards to our employees, non-employee directors and consultants. As of the date of this prospectus, options to purchase 209,203,916 ordinary shares were granted and outstanding under the 2018 Plan.

On March 28, 2019, we issued an aggregate of 993,256,541 ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001 relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

On June 17, 2020, we issued an aggregate of 93,472,356 ordinary shares to Great Oak Trading LTD. at par value of US$0.00001, pursuant to exercise of options granted under our 2018 Plan.

On September 16, 2020, we issued an aggregate of 119,937,938 ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001, relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

On December 18, 2020, we issued aggregate of 800,000,000 Class A ordinary shares to Full Load Logistics Information Co., Ltd at par value of US$0.00001, pursuant to exercise of options granted under our 2018 Plan.

On December 30, 2020, we issued an aggregate of 284,763,532 Class A ordinary shares to Master Quality Group Limited as the nominee of the trustee for our employee incentive plan trust at par value of US$0.00001 relating to options granted to certain of our employees, directors or consultants under our 2018 Plan.

Item 8.	Exhibits and Financial Statement Schedules

(a)    Exhibits

See Exhibit Index beginning on page II-5 of this Registration Statement.

(b)    Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on November 10, 2020

3.2	Special Resolution amending the Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, dated April 14, 2021

3.3	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued thereunder

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	Fifth Amended and Restated Shareholders Agreement, dated November 17, 2020

4.5	Amendment No. 1 to the Fifth Amended and Restated Shareholders Agreement, dated April 30, 2021

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

10.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2	Form of Employment Agreement between the Registrant and its executive officers

10.3	English translation of the Equity Interest Pledge Agreement by and among Jiangsu Manyun, Shanghai Xiwei and shareholders of Shanghai Xiwei, dated February 9, 2021

10.4	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Shanghai Xiwei, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.5	English translation of the Power of Attorney by and among Jiangsu Manyun, Shanghai Xiwei and shareholders of Shanghai Xiwei, dated February 9, 2021

10.6	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Shanghai Xiwei, dated September 10, 2014

10.7	English translation of the Exclusive Option Agreement by and among Jiangsu Manyun, Shanghai Xiwei and shareholders of Shanghai Xiwei, dated February 9, 2021

10.8	English translation of the executed form of the Equity Interest Pledge Agreement by and among Jiangsu Manyun, Beijing Yunmanman and each shareholder of Beijing Yunmanman, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form

10.9	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Beijing Yunmanman, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.10	English translation of the Power of Attorney by and among Jiangsu Manyun, Beijing Yunmanman and shareholders of Beijing Yunmanman, dated March 22, 2021

10.11	English translation of the Exclusive Service Agreement between Jiangsu Manyun and Beijing Yunmanman, dated March 22, 2021

10.12	English translation of the Exclusive Option Agreement by and among Jiangsu Manyun, Beijing Yunmanman and shareholders of Beijing Yunmanman, dated March 22, 2021

10.13	English translation of the executed form of the Equity Interest Pledge Agreement by and among FTA Information, Guizhou FTA and each shareholder of Guizhou FTA, as currently in effect, and a schedule of all executed Equity Interest Pledge Agreements adopting the same form

Exhibit No.	Description of Exhibit

10.14	English translation of the executed form of the Spousal Consent Letters granted by the spouse of each individual shareholder of Guizhou FTA, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form

10.15	English translation of the Powers of Attorney by and among FTA Information, Guizhou FTA and shareholders of Guizhou FTA, dated March 12, 2021

10.16	English translation of the Exclusive Service Agreement between FTA Information and Guizhou FTA, dated March 12, 2021

10.17	English translation of the Exclusive Option Agreement by and among FTA Information, Guizhou FTA and shareholders of Guizhou FTA, dated March 12, 2021

10.18	The Loan Agreement by and among the Registrant, Gang Wang and Mesterywang Investments Limited, as borrowers, dated November 21, 2020

10.19	The Charge over Shares in the Registrant between Gang Wang, as borrower, Truck Work Logistics Information Co., Ltd, as chargor and the Registrant as secured party, dated November 21, 2020

10.20	Second Amended and Restated 2018 Share Incentive Plan

10.21	2021 Equity Incentive Plan

10.22	Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated December 3, 2018

10.23	Amendment to Trust Deed for Full Truck Alliance Co. Ltd. Rules among the Registrant as company, The Core Trust Company Limited as trustee and Master Quality Group Limited as nominee, dated February 25, 2021

10.24	Warrant to Purchase Shares of Full Truck Alliance Co. Ltd., dated April 15, 2021

21.1	Subsidiaries of Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of CM Law Firm (included in Exhibit 99.2)

23.4	Consent of China Insights Consultancy

24.1	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Form of opinion of CM Law Firm regarding certain PRC law matters

99.3	Representation under Item 8.A.4 of Form 20-F

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanjing, China on May 27, 2021.

FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
	Name:	Peter Hui Zhang
	Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Peter Hui Zhang and Simon Chong Cai, and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Peter Hui Zhang Peter Hui Zhang	Chairman and Chief Executive Officer (principal executive officer)	May 27, 2021

/s/ Shanshan Guo Shanshan Guo	Director	May 27, 2021

/s/ Guizhen Ma Guizhen Ma	Director	May 27, 2021

/s/ Wenjian Dai Wenjian Dai	Director	May 27, 2021

/s/ Weidong Ji Weidong Ji	Director	May 27, 2021

/s/ Xinzhe Li Xinzhe Li	Director	May 27, 2021

/s/ Simon Chong Cai Simon Chong Cai	Chief Financial Officer (principal financial and accounting officer)	May 27, 2021

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Full Truck Alliance Co. Ltd. has signed this registration statement or amendment thereto in New York on May 27, 2021.

US Authorized Representative Cogency Global Inc.
By:	/s/ Colleen A. De Vries

	Name:	Colleen A. De Vries
	Title:	Senior Vice President